2023 ANNUAL REPORT

1 First | BanCorp

Celebrating
Our **75th Anniversary**



About us

First chartered in 1948, FirstBank was the first "savings & loans" institution established in Puerto Rico. Since its inception, it has played a fundamental role in improving the quality of life in Puerto Rico by providing capital for businesses, citizens, and their communities to grow and thrive. It converted to a commercial bank charter and changed its name to "First Federal Savings Bank" in 1983 and later became a stockholder-owned savings bank by going public and trading on the New York Stock Exchange under the symbol "FBP". In 1994, the name changes to FirstBank Puerto Rico, and four years later it reorganized into a holding company under the name of First BanCorp.

In the 2000s, FirstBank established its presence in the state of Florida and the United States Virgin Islands and, most recently, solidified its leadership position in Puerto Rico when it acquired Banco Santander operations, becoming the second largest financial institution in the Island. As of December 31, 2023, FirstBank had $18.9 billion in total assets serving more than 675,000 customers across Puerto Rico, Florida, and the Eastern Caribbean regions.

FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts and financial ratios)

Year ended December 31

Condensed Income Statements:	2023	2022
Net interest income	$ 797,110	$ 795,293
Provision for credit losses	$ 60,940	$ 27,696
Non-interest income	$ 132,694	$ 123,092
Non-interest expenses	$ 471,428	$ 443,105
Income before income taxes	$ 397,436	$ 447,584
Income tax expense	$ 94,572	$ 142,512
Net income	$ 302,864	$ 305,072
Net income attributable to common stockholders	$ 302,864	$ 305,072
Per Common Share Results:		
Net earnings per share - basic	$ 1.72	$ 1.60
Net earnings per share - diluted	$ 1.71	$ 1.59
Cash dividends declared	$ 0.56	$ 0.46
Average shares outstanding	176,504	190,805
Average shares outstanding - diluted	177,180	191,968
Book value per common share	$ 8.85	$ 7.25
Tangible book value per common share	$ 8.54	$ 6.93
Common Stock Price: End of period	$ 16.45	$ 12.72

SELECTED FINANCIAL RATIOS (IN PERCENT):

Profitability:	2023	2022
Return on Average Assets	1.62%	1.57%
Net Interest Margin	4.33%	4.29%
Return on Average Common Equity	21.86%	18.66%
Total capital	18.57%	19.21%
Common equity Tier 1 capital	16.10%	16.53%
Tier 1 capital	16.10%	16.53%
Leverage	10.78%	10.70%
Tangible common equity ratio	7.67%	6.81%
Dividend payout ratio	32.64%	28.77%
Efficiency ratio	50.70%	48.25%
Asset Quality:		
Non-performing assets to total assets	0.67%	0.69%
Nonaccrual loans held for investment to total loans held for investment	0.69%	0.78%
Balance Sheet Data:		
Loans, including loans held for sale	$ 12,192,851	$ 11,565,131
Allowance for credit losses for loans and finance leases	$ 261,843	$ 260,464
Total assets	$ 18,909,549	$ 18,634,484
Deposits	$ 16,555,985	$ 16,143,467
Borrowings	$ 661,700	$ 933,895
Total common equity	$ 2,136,779	$ 2,130,318
Accumulated other comprehensive loss, net of tax	$ (639,170)	$ (804,778)
Total equity	$ 1,497,609	$ 1,325,540

To Our Fellow Shareholders, Clients, and Colleagues:

Over recent years and in the present day, the banking industry has been filled with uncertainty. Since 2020, banks have navigated an unprecedented global pandemic and its implications, the fastest rise in short-term interest rates in recent memory, and the industry fallout stemming from bank failures driven by lack of diversification and mismanagement of asset liability strategies. In this dynamic environment, First BanCorp (the "Company") has performed remarkably well and delivered consistent results due to its clear sense of strategic direction, risk management culture, and disciplined capital allocation approach.

By many measures, 2023 was another exceptional year for the Company. We celebrated our 75th anniversary, registered strong financial results, drove meaningful growth for the franchise, and prioritized capital deployment activities to maximize long-term shareholder value creation. The Company remains well positioned to continue selectively growing market share across our operating markets by enabling the most service-driven omnichannel experience for our customers. We believe that our size, relationship-centric model, and expanded footprint within the Puerto Rico market has allowed us to differentiate ourselves from in-market peers, all while building a more resilient banking organization for the benefit of our stakeholders.

"We aim to leverage our size and relationship-centric business model to strike the ideal balance between providing value-added physical customer interactions and digital convenience."



Aurelio Alemán
President and
Chief Executive Officer

Roberto R. Herencia
Chairman of the Board

FRANCHISE PERFORMANCE
2023 performance showcased our ability to capitalize on market opportunities and strengthen existing customer relationships amid unforeseen challenges and changing industry dynamics. We reported full-year earnings of $303 million, generated a 1.62% return on average assets, and increased tangible book value per share by 23%. Net interest income benefitted from a higher rate environment as sustained deposit pricing pressures were partially offset by overall higher rates and strong consumer loan originations at higher yields. We ended the year with an efficiency ratio of 50.7% which compares favorably to peers and is reflective of our proven expense management discipline. Importantly, we maintained a strong capital position and stable asset quality, reaching a decade-low non-performing assets to total assets ratio of 0.67%.

RETURN ON AVERAGE ASSETS (%)



2022 1.57%

2023 1.62%

0.05% CHANGE

TANGIBLE BOOK VALUE PER SHARE



2022 $6.93

2023 $8.54

23% CHANGE

NON-PERFORMING ASSETS RATIO (%)



2022 0.69%

2023 0.67%

-0.02% CHANGE

LOAN PORTFOLIO ($ Billions)



2022 $11,565

2023 $12,193

5% CHANGE

CAPITAL DISTRIBUTIONS AS A % OF EARNINGS



2022 119%

2023 99%

EARNINGS PER SHARE (Diluted)



2022 $1.59

2023 $1.71

8% CHANGE

"2023 performance showcased our strong profitability and risk management profile while highlighting our capital management discipline and return flexibility"



Celebrating 30th NYSE listing anniversary.

We added $628 million or 5.4% to our well-diversified and balanced loan portfolio during the year by executing organic growth strategies that are managed within the guard-rails established by our risk appetite framework. Our commercial loan book specifically is comprised of borrowers across multiple industries, with manageable exposure to office commercial real estate in Florida and Puerto Rico and minimal refinancing risk over the coming years. We are proud to have executed well against our loan growth goals, and more importantly, to have guided our customers throughout this period of rising rates and elevated inflation.

Our colleagues worked hard throughout the year to sustain our core deposit franchise. Once again, our customers called on them to restore calm and confidence in the face of uncertainty during the first half of the year and they stepped up to the task by highlighting the strength of our balance sheet, diversified business model, and strong liquidity position. Our deposit franchise continues to be underpinned by the composition of our deposit base, which is comprised of an attractive mix of commercial and retail accounts, a solid non-interest-bearing ratio of 34%, and the fact that 72% of deposits are either insured or fully collateralized.


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Member FDIC. Equal Housing Lender. All products are subject to FirstBank's terms and conditions. Copyright © 2022 First BanCorp. All rights reserved.

Retail Digital Banking application and corporate website revamp.

We are extremely proud of supporting over 675 thousand commercial and retail customers across our operating regions. Our teammates continued to expand our product and service offerings and enhance our distribution capabilities to enable a more seamless banking experience for our clients and facilitate their interaction with the Company. Over the course of 2023, our Retail Digital Banking application and corporate website were revamped to increase the number of services and online sales capabilities available to customers without them having to visit a branch; this resulted in a 14% increase in retail banking registered users during the year. In terms of commercial clients, we leveraged our revamped commercial offering brand campaign, FirstBank for Business, to promote the launch of commercial online account opening in Puerto Rico and the expansion of online commercial loan originations under $1 million to the Florida region. All in, approximately 56% of our customer base is now interacting digitally with the Company.

PROGRESS ON OUR STRATEGIC PILLARS AND STAKEHOLDERS

We believe that banks exist to improve the wellbeing of the communities they serve. We provide mortgages to expand household formation, capital for small businesses to grow and create jobs, and a safe home for depositors to save and plan for their future. All these objectives are predicated on our ability to maintain their trust and within the context of operating a safe and sound institution which is regularly examined by regulatory bodies. We pride ourselves on the healthy relationship we have developed with **our regulators** over the last decade, and maintaining a healthy dialogue and overall compliance with regulatory expectations remains a core component of the Company's strategic priorities.



FirstBank for Business.

We continued our long history of promoting economic opportunity and development for **our clients and our communities** during 2023. We facilitated access to financial products and services to low- and moderate-income communities, while leveraging existing partnerships with non-profit organizations ("NPO") and our corporate donations program to enable financial literacy and other social development initiatives across these communities. This year, the Company

launched the "Rescue Your Coasts" Island-wide initiative in Puerto Rico, a 3-year multisectoral coastal erosion mitigation program which is supported by government entities, academic institutions, NPOs, and the participation of some of our commercial clients as well. We invite you to read our most recent Corporate Sustainability Report for a detailed review of the Company's sustainability practices and environmental initiatives.



75th anniversary employee celebration.

Our colleagues are the driving force behind our success, and their dedication and enthusiasm are crucial to providing an exceptional service to our clients. Maintaining their engagement and loyalty is an integral part of the Company's long-standing vision and we rely on engagement surveys, among other tools, to track engagement and strengthen commitment and satisfaction. Additionally, we deployed multiple talent management initiatives during the year, including strengthening our talent review, succession planning process, and expanding career opportunities through specialized trainings, which together with improved employee engagement, contributed to a reduction in turnover rates, particularly for high-performing colleagues.

Finally, over the last ten years, the Company has consistently delivered for its shareholders

by executing our strategic imperatives, reporting positive earnings, and generating organic capital. 2023 was no exception. We registered top-quartile financial performance and distributed close to 100% of annual earnings to shareholders in the form of share repurchases and the payment of common stock dividends for the third consecutive year. These results have been evidenced by the strong performance that our stock price has shown over the course of the year against the KBW Nasdaq Regional Bank Index ("KRX"). In fact, we were the best performing stock among the 50 KRX constituents during 2023. Our industry-leading profitability and confidence behind our ability to execute irrespective of the market environment continue to support our organic growth and capital deployment plans for the next years.

"We have consistently delivered for shareholders by complementing our organic and non-organic growth strategies with capital distributions and investments that result in the highest form of long-term franchise value."



Rescue Your Coasts multisectoral coastal erosion mitigation program.


VIVIENDA

Financing of affordable housing project.

ECONOMIC ENVIRONMENT

Since 2017, **Puerto Rico** has endured multiple unprecedented challenges and natural disasters but has shown resolve and resiliency in moving forward. After several years of litigation with bondholders and other creditors, the Government succeeded in restructuring $74 billion in claims to approximately $31 billion in new debt, including the most recent plan of adjustment for the Puerto Electric Power Authority ("PREPA") which has yet to be confirmed. This milestone has been complemented by positive increases in government collections and an overall improved liquidity position driven by expense management measures, revenue outperformance, and lower levels of debt service payments. The economic backdrop in our main market continues to be supported by a strong labor market, increased business activity across a broad range of sectors, and the unprecedented level of federal relief funds expected to finance reconstruction and economic development initiatives in Puerto Rico for the foreseeable future. We believe that local depositary institutions, as the main suppliers of banking services and credit in Puerto Rico, will continue to complement these funds and provide additional fuel to support the Island's economic recovery.

The **South Florida** economy continues to benefit from encouraging demographic trends and strong commercial activity, while the **Eastern Caribbean** region is also expected to benefit from the flow of approximately $6 billion in disaster relief funds still pending to be deployed to support reconstruction activities within the region. We are highly encouraged by these structural tailwinds and remain uniquely positioned to capitalize on growth opportunities across all regions.

"Focused on Achieving Indutry-Leading Profitability and Our Ability to Execute Irrespective of Market Environment"

OUTLOOK FOR 2024

Our Company's overarching strategy relies on selectively growing our share of the markets we serve by enabling the most convenient and agile omnichannel experience for our customers. This strategy rests on leveraging our size, particularly within our main market, to strike the right balance between value-added physical customer interactions and enhanced self-service channels. This ideal balance is achieved by setting up an infrastructure that allows our colleagues to spend their time focusing on what our customers really need beyond just transactions, and at the same time, adopting the appropriate technology to facilitate convenient self-service options.

In recent years, the Company has successfully navigated through industry challenges by making the necessary investments to grow our physical presence in Puerto Rico, adopt new technologies, and better position ourselves to implement modern banking platforms in the coming years. For example, we have significantly improved our digital

banking and website capabilities by adding new functionalities and self-service offerings for both retail and commercial customers, while upgrading the core infrastructure across our branch network to better serve customers that prefer a physical interaction. This year, we began a multi-year process to migrate our core systems and mainframe to cloud-based and open system environments. More recently, we announced a strategic partnership with cloud banking pioneer nCino, Inc. (NASDAQ: NCNO) to develop a more modern and convenient commercial banking experience for our customers. We are very excited to deploy this customer-centric platform which will simplify our online commercial lending operations, accelerate loan-cycle times, streamline processes, and ultimately allow for a more seamless interaction between our customers and the Company within a single-cloud based platform. All these investments are complemented by recurring branch network optimization initiatives and executing potential expansion opportunities.

Our thesis for profitable growth remains the same. As we look forward to 2024, we expect to carry our loan growth momentum to continue growing market share on the back of an improving economy in Puerto Rico and across our operating regions. We do expect that average deposit balances will gradually come down in line with recent trends as excess liquidity in the system decreases during the year. Our top priority will be to leverage the short duration of our investment portfolio to redeploy low-yielding maturing securities into higher yielding assets, while actively managing credit, particularly in the consumer lending business. A timeless truth about banking lies in the inherently variable nature of risk and that's why we operate with ample reserve levels, a strong capital position, and within the limits established by our proven risk management framework.

"We are proud of the position we are in, the trust we have earned, and the opportunity we have to meaningfully expand our presence in the markets we serve"

We are very pleased of how our franchise has supported businesses, households, and ultimately, the Puerto Rico economy over the last 75 years by investing in our people, upgrading our product offerings and services to grow within the markets we serve, and advancing initiatives to constantly enhance our physical and IT infrastructure to achieve operational leverage over the long run. We want to thank all our colleagues for their valuable contributions and dedication during the year.

We would also like to thank our Board for their guidance and support. These results reflect our commitment to execute our strategic priorities and create value for our shareholders and other stakeholders. Looking ahead, we are confident that we have the right strategic direction, a proven management team, and the right vision to navigate the challenges and opportunities that lie ahead. Thank you for investing in First BanCorp, we are grateful for your trust and support, and we look forward to sharing our progress with you next year.

Sincerely,

Roberto R. Herencia
Chairman of the Board

Aurelio Alemán
President and
Chief Executive Officer

Investor Information

2023 ANNUAL REPORT

Independent Registered Public Accounting Firm for the Fiscal Year Ended December 31, 2023
Crowe LLP
488 Madison Avenue, Floor 3
New York, NY 10022-5722

Additional Information and Form 10-K
Additional financial information about First BanCorp may be requested by contacting Ramón Rodríguez, Corporate Strategy and Investor Relations, 1519 Ponce de Leon Ave., Stop 23, PO Box 9146, San Juan, PR 00908-0146.
First BanCorp's filings with the Securities and Exchange Commission (SEC) may be accessed on the website maintained by the SEC at http://www.sec. gov and on our website at www.1firstbank com, Investor Relations section, SEC Filings link

Transfer Agent and Registrar
Computershare
P.O. Box 505000
Louisville, KY 40233-5000
or
Overnight Computershare
462 South 4th Street, Suite 1600
Louisville, KY 40202
Toll free: 866-230-0168
Toll: 201-680-6578
Website: www.computershare.com/investor

Investor Relations
Ramón Rodríguez
Senior Vice President, Corporate Strategy and Investor Relations
First BanCorp
787-729-2989
ramon.rodriguez@firstbankpr.com

General Counsel
Sara Álvarez, Esq
Executive Vice President and
General Counsel
First BanCorp
787-729-8041
sara.alvarez@firstbankpr.com

Common Stock
The Company's common stock trades on the New York Stock Exchange under the symbol FBP.

NYSE and SEC Certifications
The Corporation filed on June 6, 2023, the certification of the Chief Executive Officer required under section 303A.12(a) of the New York Stock Exchange's listed Company Manual. The Corporation also filed, as exhibits to its 2023 Annual Report on Form 10-K, the CEO and the CFO certifications as required by Sections 302 and Section 906 of the Sarbanes-Oxley Act.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2023

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

COMMISSION FILE NUMBER 001-14793
FIRST BANCORP.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Puerto Rico	**66-0561882**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1519 Ponce de León Avenue, Stop 23	**00908**
San Juan, Puerto Rico	(Zip Code)
(Address of principal executive office)	

Registrant's telephone number, including area code:

(787) 729-8200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($0.10 par value)	FBP	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer	☐
Non-accelerated filer ☐	Smaller reporting company	☐
	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting common equity held by non-affiliates of the registrant as of June 30, 2023 (the last trading day of the registrant's most recently completed second fiscal quarter) was $2,096,201,179 based on the closing price of $12.22 per share of the registrant's common stock on the New York Stock Exchange on June 30, 2023. The registrant had no nonvoting common equity outstanding as of June 30, 2023. For the purposes of the foregoing calculation only, the registrant has defined affiliates to include (a) the executive officers named in Part III of this Annual Report on Form 10-K; (b) all directors of the registrant; and (c) each shareholder, including the registrant's employee benefit plans but excluding shareholders that file on Schedule 13G, known to the registrant to be the beneficial owner of 5% or more of the outstanding shares of common stock of the registrant as of June 30, 2023. The registrant's response to this item is not intended to be an admission that any person is an affiliate of the registrant for any purposes other than this response.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 167,317,829 shares as of February 21, 2024.

Documents incorporated by reference: Portions of the definitive proxy statement relating to the registrant's annual meeting of stockholders scheduled to be held on May 23, 2024 are incorporated by reference in response to Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

FIRST BANCORP.
2023 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

<u>PART I</u>

<u>PART II</u>

<u>PART III</u>

<u>PART IV</u>

Forward-Looking Statements

This Annual Report on Form 10-K (this "Form 10-K") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are subject to the safe harbor created by such sections. When used in this Form 10-K or future filings by First BanCorp. (the "Corporation," "we," "us," or "our") with the U.S. Securities and Exchange Commission (the "SEC"), in the Corporation's press releases or in other public or stockholder communications made by the Corporation, or in oral statements made on behalf of the Corporation by, or with the approval of, an authorized executive officer of the Corporation, the words or phrases "would," "intends," "will," "expect," "should," "plans," "forecast," "anticipate," "look forward," "believes," and other terms of similar meaning or import, or the negatives of these terms or variations of them, in connection with any discussion of future operating, financial or other performance are meant to identify "forward-looking statements."

The Corporation cautions readers not to place undue reliance on any such "forward-looking statements," which speak only as of the date made or, with respect to such forward-looking statements contained in this Form 10-K, the date hereof, and advises readers that any such forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, estimates, and assumptions by us that are difficult to predict. Various factors, some of which are beyond our control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements.

Factors that could cause results to differ materially from those expressed in, or implied by, the Corporation's forward-looking statements include, but are not limited to, risks described or referenced in Part I, Item 1A, "Risk Factors," and the following:

- the effect of the current interest rate environment or changes in interest rates on the level, composition and performance of the Corporation's assets and liabilities, and corresponding effects on the Corporation's net interest income, net interest margin, loan originations, deposit attrition, overall results of operations, and liquidity position;

- the effect of changes in the interest rate environment, including any adverse change in the Corporation's ability to attract and retain clients and gain acceptance from current and prospective customers for new products and services, including those related to the offering of digital banking and financial services;

- volatility in the financial services industry, including failures or rumored failures of other depository institutions, and actions taken by governmental agencies to stabilize the financial system, which could result in, among other things, bank deposit runoffs, liquidity constraints, and increased regulatory requirements and costs;

- the effect of continued changes in the fiscal and monetary policies and regulations of the United States ("U.S.") federal government, the Puerto Rico government and other governments, including those determined by the Board of the Governors of the Federal Reserve System (the "Federal Reserve Board"), the Federal Reserve Bank of New York (the "FED"), the Federal Deposit Insurance Corporation (the "FDIC"), government-sponsored housing agencies and regulators in Puerto Rico, the U.S., and the U.S. Virgin Islands (the "USVI") and British Virgin Islands (the "BVI"), that may affect the future results of the Corporation;

- uncertainty as to the ability of the Corporation's banking subsidiary, FirstBank Puerto Rico ("FirstBank" or the "Bank"), to retain its core deposits and generate sufficient cash flow through its wholesale funding sources, such as securities sold under agreements to repurchase, Federal Home Loan Bank ("FHLB") advances, and brokered certificates of deposit ("brokered CDs"), which may require us to sell investment securities at a loss;

- adverse changes in general economic conditions in Puerto Rico, the U.S., and the USVI and the BVI, including in the interest rate environment, unemployment rates, market liquidity, housing absorption rates, real estate markets, and U.S. capital markets, which may affect funding sources, loan portfolio performance and credit quality, market prices of investment securities, and demand for the Corporation's products and services, and which may reduce the Corporation's revenues and earnings and the value of the Corporation's assets;

- the impact of government financial assistance for hurricane recovery and other disaster relief on economic activity in Puerto Rico, and the timing and pace of disbursements of funds earmarked for disaster relief;

- the ability of the Corporation, FirstBank, and third-party service providers on which we rely to identify and prevent cyber-security incidents, such as data security breaches, ransomware, malware, "denial of service" attacks, "hacking," identity theft, and state-sponsored cyberthreats, and the occurrence of and response to any such cybersecurity incidents that occur, such as an April 2023 security incident at one of our third-party vendors, which may result in misuse or misappropriation of confidential or proprietary information, disruption, or damage to our systems or those of third-party service providers on which we rely, increased costs and losses and/or adverse effects to our reputation;

- general competitive factors and other market risks as well as the implementation of strategic growth opportunities, including risks, uncertainties, and other factors or events related to any business acquisitions or dispositions;

- uncertainty as to the implementation of the debt restructuring plan of Puerto Rico ("Plan of Adjustment" or "PoA") and the fiscal plan for Puerto Rico as certified on April 3, 2023 (the "2023 Fiscal Plan") by the oversight board established by the Puerto Rico Oversight, Management, and Economic Stability Act ("PROMESA"), or any revisions to it, on our clients and loan portfolios, and any potential impact from future economic or political developments and tax regulations in Puerto Rico;

- the impact of changes in accounting standards, or assumptions in applying those standards, and of forecasts of economic variables considered for the determination of the allowance for credit losses ("ACL");

- the ability of FirstBank to realize the benefits of its net deferred tax assets;

- the ability of FirstBank to generate sufficient cash flow to make dividends to the Corporation;

- environmental, social and governance ("ESG") matters, including our climate-related initiatives and commitments;

- the impacts of natural or man-made disasters, the emergence or continuation of widespread health emergencies, geopolitical conflicts (including sanctions, war or armed conflict, such as the ongoing conflict in Ukraine, the conflict between Israel and Hamas, and the possible expansion of such conflicts in surrounding areas and potential geopolitical consequences), terrorist attacks, or other catastrophic external events, including impacts of such events on general economic conditions and on the Corporation's assumptions regarding forecasts of economic variables;

- the risk that additional portions of the unrealized losses in the Corporation's debt securities portfolio are determined to be credit-related, resulting in additional charges to the provision for credit losses on the Corporation's debt securities portfolio, and the potential for additional credit losses that could emerge from the downgrade of the U.S.'s Long-Term Foreign-Currency Issuer Default Rating to 'AA+' from 'AAA' in August 2023 and subsequent negative ratings outlooks;

- the impacts of applicable legislative, tax, or regulatory changes, as well as of the 2024 U.S. and Puerto Rico general election, on the Corporation's financial condition or performance;

- the risk of possible failure or circumvention of the Corporation's internal controls and procedures and the risk that the Corporation's risk management policies may not be adequate;

- the risk that the FDIC may further increase the deposit insurance premium and/or require further special assessments, causing an additional increase in the Corporation's non-interest expenses;

- any need to recognize impairments on the Corporation's financial instruments, goodwill, and other intangible assets;

- the risk that the impact of the occurrence of any of these uncertainties on the Corporation's capital would preclude further growth of FirstBank and preclude the Corporation's Board of Directors (the "Board") from declaring dividends; and

- uncertainty as to whether FirstBank will be able to continue to satisfy its regulators regarding, among other things, its asset quality, liquidity plans, maintenance of capital levels, and compliance with applicable laws, regulations and related requirements.

The Corporation does not undertake to, and specifically disclaims any obligation to update any "forward-looking statements" to reflect occurrences or unanticipated events or circumstances after the date of such statements, except as required by the federal securities laws.

PART I

Item 1. Business

GENERAL

First BanCorp. is a publicly owned financial holding company that is subject to regulation, supervision and examination by the Federal Reserve Board. The Corporation was incorporated under the laws of the Commonwealth of Puerto Rico in 1948 to serve as the bank holding company for FirstBank. Through its subsidiaries, including FirstBank, the Corporation provides full-service commercial and consumer banking services, mortgage banking services, automobile financing, insurance agency services, and other financial products and services in Puerto Rico, the U.S., the USVI and the BVI. As of December 31, 2023, the Corporation had total assets of $18.9 billion, including loans of $12.2 billion, total deposits of $16.6 billion, and total stockholders' equity of $1.5 billion.

The Corporation has two wholly-owned subsidiaries: FirstBank and FirstBank Insurance Agency, Inc. ("FirstBank Insurance Agency"). FirstBank is a Puerto Rico-chartered commercial bank, and FirstBank Insurance Agency is a Puerto Rico-chartered insurance agency.

FirstBank is subject to the supervision, examination and regulation of both the Office of the Commissioner of Financial Institutions of Puerto Rico ("OCIF") and the FDIC. Deposits are insured through the FDIC Deposit Insurance Fund (the "DIF"). In addition, within FirstBank, the Bank's USVI operations are subject to regulation and examination by the USVI Division of Banking Insurance, and Financial Regulation; its BVI operations are subject to regulation by the BVI Financial Services Commission; and its operations in the state of Florida are subject to regulation and examination by the Florida Office of Financial Regulation. The Consumer Financial Protection Bureau ("CFPB") regulates FirstBank's consumer financial products and services. FirstBank Insurance Agency is subject to the supervision, examination and regulation of the Office of the Insurance Commissioner of the Commonwealth of Puerto Rico (the "Insurance Commissioner of Puerto Rico") and the Division of Banking, Insurance and Financial Regulation in the USVI.

FirstBank conducts its business through its main office located in San Juan, Puerto Rico, 58 banking branches in Puerto Rico, eight banking branches in the USVI and the BVI, and eight banking branches in the state of Florida. FirstBank has six wholly-owned subsidiaries with operations in Puerto Rico: First Federal Finance Corp. (d/b/a Money Express La Financiera), a finance company specializing in the origination of small loans with 25 offices in Puerto Rico; First Management of Puerto Rico, a Puerto Rico corporation, which holds tax-exempt assets; FirstBank Overseas Corporation, an international banking entity (an "IBE") organized under the International Banking Entity Act of Puerto Rico; two companies engaged in the operation of certain real estate owned ("OREO") properties and limited liability corporation organized in 2022 under the laws of the Commonwealth of Puerto Rico and Puerto Rico Tax Incentive Code ("Act 60 of 2019"), which commenced operations in 2023 and engages in qualified investing and lending transactions.

For a discussion of certain significant events that have occurred in the year ended December 31, 2023, please refer to "Significant Events" included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K.

BUSINESS SEGMENTS

The Corporation has six reportable segments: Commercial and Corporate Banking; Mortgage Banking; Consumer (Retail) Banking; Treasury and Investments; United States Operations; and Virgin Islands Operations. These segments are described below, as well as in Note 27 – "Segment Information" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K.

Commercial and Corporate Banking

The Commercial and Corporate Banking segment consists of the Corporation's lending and other services for large customers represented by specialized and middle-market clients and the government sector in the Puerto Rico region. The Commercial and Corporate Banking segment offers commercial loans, including commercial real estate and construction loans, as well as other products, such as cash management and business management services. A substantial portion of the commercial and corporate banking portfolio is secured by the underlying real estate collateral and the personal guarantees of the borrowers.

Mortgage Banking

The Mortgage Banking segment consists of the origination, sale and servicing of a variety of residential mortgage loan products and related hedging activities in the Puerto Rico region. Originations are sourced through different channels, such as FirstBank branches and purchases from mortgage bankers, and in association with new project developers. The Mortgage Banking segment focuses on originating residential real estate loans, some of which conform to the U.S. Federal Housing Administration (the "FHA"), the U.S. Veterans Administration (the "VA") and the U.S. Department of Agriculture Rural Development (the "RD") standards. Originated loans that meet the FHA's standards qualify for the FHA's insurance program whereas loans that meet the standards of the VA or the RD are guaranteed by those respective federal agencies.

Mortgage loans that do not qualify under the FHA, the VA or the RD programs are referred to as conventional loans. Conventional real estate loans can be conforming or non-conforming. Conforming loans are residential real estate loans that meet the standards for sale under the U.S. Federal National Mortgage Association ("FNMA") and the U.S. Federal Home Loan Mortgage Corporation ("FHLMC") programs. Loans that do not meet FNMA or FHLMC standards are referred to as non-conforming residential real estate loans. The Mortgage Banking segment also acquires and sells mortgages in the secondary markets. Residential real estate conforming loans are sold to investors like FNMA and FHLMC. Most of the Corporation's residential mortgage loan portfolio consists of fixed-rate, fully amortizing, full documentation loans. The Corporation has commitment authority to issue Government National Mortgage Association ("GNMA") mortgage-backed securities ("MBS"). Under this program, the Corporation has been selling FHA/VA mortgage loans into the secondary market since 2009.

Consumer (Retail) Banking

The Consumer (Retail) Banking segment consists of the Corporation's consumer lending and deposit-taking activities conducted mainly through FirstBank's branch network, ATMs and online banking in the Puerto Rico region. Loans to consumers include auto loans, finance leases, boat and personal loans, credit card loans, and lines of credit. Deposit products include interest-bearing and non-interest-bearing checking and savings accounts, Individual Retirement Accounts ("IRAs") and retail certificates of deposit ("retail CDs"). Retail deposits gathered through each branch of FirstBank's retail network serve as one of the funding sources for its lending and investment activities. This segment also includes the Corporation's insurance agency activities in the Puerto Rico region through FirstBank Insurance Agency.

Treasury and Investments

The Treasury and Investments segment is responsible for the Corporation's treasury and investment management functions. The treasury function, which includes funding and liquidity management, lends funds to the Commercial and Corporate Banking, the Mortgage Banking, the Consumer (Retail) Banking and the United States Operations segments to finance their respective lending activities and borrows from those segments. The Treasury and Investments segment also obtains funding through brokered deposits, advances from the FHLB, and repurchase agreements involving investment securities, among other possible funding sources.

United States Operations

The United States Operations segment consists of all banking activities conducted by FirstBank on the U.S. mainland. FirstBank provides a wide range of banking services to individual and corporate customers, primarily in southern Florida through eight banking branches. The United States Operations segment offers an array of both consumer and commercial banking products and services. Consumer banking products include checking, savings and money market accounts, retail CDs, internet banking services, residential mortgages, home equity loans, and lines of credit. Retail deposits, as well as FHLB advances and brokered CDs assigned to this segment, serve as funding sources for its lending activities.

Commercial banking services include checking, savings and money market accounts, retail CDs, internet banking services, cash management services, remote deposit capture, and automated clearing house ("ACH") transactions. Loan products include the traditional commercial and industrial ("C&I") and commercial real estate products, such as lines of credit, term loans and construction loans.

Virgin Islands Operations

The Virgin Islands Operations segment consists of all banking activities conducted by FirstBank in the USVI and the BVI regions, including consumer and commercial banking services, with a total of eight banking branches serving the islands of St. Thomas, St. Croix, and St. John in the USVI, and the island of Tortola in the BVI. The Virgin Islands Operations segment is driven by its consumer, commercial lending and deposit-taking activities.

Loans to consumers include auto loans, lines of credit, and personal and residential mortgage loans. Deposit products include interest-bearing and non-interest-bearing checking and savings accounts, IRAs, and retail CDs. Retail deposits gathered through each branch serve as the funding sources for its own lending activities.

CORPORATE SUSTAINABILITY PROGRAM OVERVIEW

The Corporation is committed to supporting our clients, employees, shareholders and communities in which we serve. Our Corporate Sustainability program, which includes environmental, social and governance ("ESG") matters, builds on the Corporation's core values, including being a socially responsible company. The Corporation sees effective ESG management as a critical step towards a sustainable, inclusive and successful future.

During 2021, the Corporation adopted an ESG framework through which it established and communicated its corporate sustainability strategy and overarching governance policy. In 2023, the Corporation continued evolving its Corporate Sustainability program, including the publication of its annual First BanCorp. Corporate Sustainability Report for 2022 (the "2022 Report"). The 2022 Report disclosed information on a wide range of ESG topics, including governance and oversight; business ethics and compliance; responsible marketing and sales practices; ESG integration in credit analysis; data security and cyber management; people and culture; community impact; and environmental stewardship.

ESG Governance

The Corporation's Board of Directors and executive leadership team share responsibilities relating to oversight of our ESG policies and practices. In February 2022, the Corporate Governance and Nominating Committee of the Board of Directors amended its charter to include oversight responsibility of ESG matters, and it has primary oversight of ESG policies, practices and disclosures. Nonetheless, other committees of the Corporation's Board of Directors also play a role in ESG oversight in matters related to risk and cybersecurity management, human capital management, investment management and credit risk management.

As part of the ESG governance structure set forth in FirstBanCorp.'s Sustainability Policy, which was approved by the Corporation's Board of Directors in 2022, the responsibility of day-to-day management of our ESG framework and strategy has been delegated to a management-level ESG Committee, comprised of leaders from different areas, such as Human Resources, Enterprise Risk Management, Strategic Planning and Investor Relations, Legal and Corporate Affairs, Marketing, Compliance, Finance, and Corporate Internal Audit. The ESG Committee is tasked with aligning priorities and initiatives for the year, setting and monitoring long-term objectives and goals, and leading the annual reporting process on ESG related topics. The ESG Committee reports to the Corporate Governance and Nominating Committee of the Board of Directors.

HUMAN CAPITAL MANAGEMENT

First BanCorp. strives to be recognized as a leading and diversified financial institution, offering superior experience to our clients and employees. We believe that the key to our success is caring about our team as much as we care about our customers. Our goal is to be an employer of choice within our primary operating regions, which we believe is achieved and sustained by adding value to our employees' lives and providing satisfying and evolving work experience. The core of our employer value proposition, "The Experience of Being 1," is our commitment to our employees' well-being, success, professional development, and work environment.

Employees

As of December 31, 2023, the Corporation and its subsidiaries had 3,168 regular employees representing a 1% increase in overall headcount from December 31, 2022. The Corporation had 2,797 employees in the Puerto Rico region, 209 employees in the Florida region, and 162 employees in the Virgin Islands region. As of December 31, 2023, approximately 67% of the total employee population and 57% of management positions were women.

Oversight

Our Human Resources Division reports directly to the Corporation's Chief Risk Officer and manages all elements of the Corporation's human capital programs and strategies, including talent management, talent acquisition, engagement, learning and development, compensation and benefits.

The Human Resources Division's efforts are also overseen by the Corporation's Chief Executive Officer (CEO) and the executive management team through regular work-related interactions. Our leaders focus on strengthening employee management and engagement and maximizing collaboration between departments and talents by promoting an open-door culture that stimulates frequent communication between employees and management. This provides more opportunities to identify employees' needs, obtain feedback about their work-life experience, and act upon such feedback to improve employee engagement. In addition, the Corporation's Board of Directors and its Compensation and Benefits Committee monitor and are regularly updated on the Corporation's human capital management strategies.

Talent Management

First BanCorp. is an equal opportunity employer which considers qualified candidates for employment to fill its open positions. We focus our efforts on attracting and retaining the best talent for the Corporation, including college graduates, and promoting internal mobility. The attraction and selection process includes:

- Promoting and posting our vacant positions internally and externally;

- Building our employer brand by participating in professional events and job fairs and maintaining relationships with universities through internship programs and career forums;

- Collaboration with hiring managers to ensure an accurate match between roles and candidates to accelerate the recruitment process and secure top candidates;

- A robust management information system to enhance the effectiveness of the recruitment process and provide candidates with a unique experience; and

- A robust on-boarding process to engage and support new employees' induction process, including assignment of a "FirstPal" from day one to help with the organizational culture transition and learning process.

We believe that financial security is critical for our employees. Our goal is to maintain compensation levels that are competitive with the market and comparable job categories in similar organizations. Our salary administration program is designed to provide a compensation structure that is consistent with our employees' level of responsibilities to attract the best talent for each job and commensurately pay for performance.

In addition to base salaries, some job positions are eligible to participate in variable pay programs. The Corporation has incentive programs for revenue generation and sales support business units. The incentive programs are reviewed annually to align them to business strategies and ensure sound risk management. Further, the Corporation's Management Award Program recognizes and rewards outstanding performance for exempt employees who do not participate in other variable pay programs. The Corporation also has a long-term incentive plan for top-performing leaders and employees with high potential. These programs provide awards based upon the Corporation's and individual's performance and are key for the attraction and engagement of the best talent. The Corporation's investment in its employees has resulted in a stable-tenured workforce, with an average tenure of 10 years of service as of December 31, 2023, and a voluntary turnover rate of 10.97%, mostly related to hourly employees in call centers, collections centers and branches. The Corporation measures turnover among high performers; such employees' turnover rate was 2.8% for 2023.

Talent Development and Engagement

We believe that a culture of learning and development maximizes the talent of human capital and is the foundation for sustained business success. Our commitment to employee engagement continues throughout employees' time with the Corporation.

Our learning and development program strives to reflect both employees' and the organization's needs. The Corporation offers more than 8,000 training opportunities through online courses and in-person or virtual classes, as well as development activities, special projects, and partial tuition reimbursement to complete a bachelor's or master's degree to eligible employees. Training is offered on various subjects within five areas: fundamentals, compliance and corporate governance, specialized technical subjects, soft skills-professional development, and leadership skills.

In 2023 we provided over 92 training topics through virtual and in-person modalities allowing our employees to continue learning and complete development plans. In 2023, we delivered more than 98,000 hours of training and each employee completed an average of 31 training hours.

Every year around 100 new and existing supervisors and managers receive training specialized in supervision and talent management. In addition, our leadership curriculum also has a program to strengthen skills of supervisors that includes several days of training and encourages managers to review their leadership skills after feedback received by co-workers. For new supervisors, we offer a program intended to train in basic supervision, leadership and communication skills, and our human resources policies and practices. In addition, our program for active supervisors and managers encourages leaders to review their leadership skills with feedback received from instructors and co-workers. The program has been delivered to 61% of our current leaders since its launch, accounting for over 22,000 training hours.

In addition to these training opportunities, we have processes to promote professional development and career growth, including the promotion of internal career opportunities, performance management processes, annual talent review, and robust succession planning. We also encourage employees to participate in our commitment to our communities through our volunteer and community reinvestment programs. In 2023, our employees supported 32 organizations with more than 2,154 hours of volunteer work. The Bank also encourages its employees to serve on non-profit organizations' boards of directors. In 2023, First BanCorp employees were members of the board of directors for 30 non-profit organizations across the Puerto Rico, Florida, and Virgin Islands regions and offered approximately 2,276 hours of service.

Health & Wellness

Health and well-being programs are a strong component of the benefits we provide to our employees. First BanCorp. provides competitive benefits programs to address even the most pressing needs of our employees and their families to promote occupational, physical, emotional, and financial health. Our comprehensive wellness package includes health, dental and vision insurance offered through different insurance company options that enable employees to choose those that best accommodate their and their families' needs. We also offer life insurance and disability plans, as well as a defined contribution retirement plan option where both employee and employer contribute. In addition, the Corporation offers a fitness facility in its main offices which allows employees to participate in fitness activities including instructor-led wellness sessions.

To promote work-life balance, we grant a variety of paid time off for vacation, sick, maternity and paternity leave, bereavement leave, marriage and personal days, in-house health services, and a complete wellness program, including nutrition, fitness, health fairs, personal finance education, and preventive healthcare activities, nursing services, among others. The Corporation subsidizes a substantial portion of the cost of these benefits. Also, more flexible work arrangements were implemented across the organization, including hybrid work for the Florida region and certain groups in Puerto Rico, such as Internal Audit and Enterprise Risk Management. Flexible programs are constantly under review for expansion and amendment according to business demands and employees' needs.

MARKET AREA AND COMPETITION

The Corporation operates in highly competitive markets and is subject to significant business, economic and competitive uncertainties and contingencies. In particular, the banking market is highly competitive in Puerto Rico, the main geographic service area of the Corporation. As of December 31, 2023, the Corporation also had presence in the state of Florida and in the USVI and the BVI. Puerto Rico banks are subject to the same federal laws, regulations and supervision that apply to similar institutions on the United States mainland.

Competitors include other banks, insurance companies, mortgage banking companies, small loan companies, automobile financing companies, leasing companies, brokerage firms with retail operations, credit unions and certain retailers that operate in Puerto Rico, the USVI, the BVI, and the state of Florida, as well as financial technology ("fintech") companies and emerging competition from digital platforms. The Corporation's businesses compete with these other firms with respect to the range of products and services offered and the types of clients, customers and industries served.

See Part I, Item 1A, "Risk Factors" for further discussion of risks related to competition.

SUPERVISION AND REGULATION

The Corporation and FirstBank, its bank subsidiary, are subject to comprehensive federal and Puerto Rican supervision and regulation. These supervisory and regulatory requirements apply to all aspects of the Corporation's and the Bank's activities, including commercial and consumer lending, deposit taking, management, governance and other activities. As part of this regulatory framework, the Corporation and the Bank are subject to extensive consumer financial regulatory legal and supervisory requirements. Further, U.S. financial supervision and regulation is dynamic in nature, and supervisory and regulatory requirements are subject to change as new legislative and regulatory actions are taken. See Part I, Item 1, "Business–General" above for additional regulatory oversight and supervision of FirstBank Insurance Agency. Future legislation may increase the regulation and oversight of the Corporation and the Bank. Any change in applicable laws or regulations, however, may have a material adverse effect on the business of commercial banks and bank holding companies, including the Bank and the Corporation.

The Corporation is also subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, both as administered by the SEC, as well as the rules applicable to companies with securities listed on the New York Stock Exchange.

The following discussion summarizes certain laws, regulations and policies to which the Company is subject. It does not address all applicable laws, regulations and policies that affect the Company currently or might affect it in the future. This discussion is qualified in its entirety by reference to the full texts of the laws, regulations and policies described.

Bank Holding Company Activities and Other Limitations

The Corporation is registered under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is subject to ongoing supervision, regulation and examination by the Federal Reserve Board. The Corporation is required to file with the Federal Reserve Board periodic and annual reports and other information concerning its own business operations and those of its subsidiaries.

The Bank Holding Company Act also permits a bank holding company to elect to become a financial holding company and engage in a broader range of financial activities. The Corporation has elected to be a financial holding company under the Bank Holding Company Act. Financial holding companies may engage, directly or indirectly, in any activity that is determined to be (i) financial in nature, (ii) incidental to such financial activity, or (iii) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. The Bank Holding Company Act specifically provides that the following activities have been determined to be "financial in nature": (i) lending, trust and other banking activities; (ii) insurance activities; (iii) financial or economic advice or services; (iv) pooled investments; (v) securities underwriting and dealing; (vi) domestic activities permitted for an existing bank holding company; (vii) foreign activities permitted for an existing bank holding company; and (viii) merchant banking activities.

A financial holding company that ceases to meet certain standards is subject to a variety of restrictions, depending on the circumstances, including precluding the undertaking of new financial activities or the acquisition of shares or control of other companies. Until compliance is restored, the Federal Reserve Board has broad discretion to impose appropriate limitations on the financial holding company's activities. The Corporation and FirstBank must be "well-capitalized" and "well-managed" for regulatory purposes, and FirstBank must earn "satisfactory" or better ratings on its periodic Community Reinvestment Act ("CRA") examinations for the Corporation to preserve its financial holding company status.

Under federal law and Federal Reserve Board policy, a bank holding company such as the Corporation is expected to act as a source of strength to its banking subsidiaries and to commit required levels of support to them. This support may be required at times when, absent such policy, the bank holding company might not otherwise provide such support. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain capital of a subsidiary bank will be assumed by the bankruptcy trustee and be entitled to a priority of payment. In addition, any capital loans by a bank holding company to any of its subsidiary banks must be subordinated in right of payment to deposits and to certain other indebtedness of such subsidiary bank. As of December 31, 2023, and the date hereof, FirstBank was and is the only banking subsidiary of the Corporation.

State-Chartered Non-Member Bank and Banking Laws and Regulations in General

FirstBank is subject to regulation and examination by the OCIF, the CFPB and the FDIC, and is subject to comprehensive federal and state (including, for this purpose, the Commonwealth of Puerto Rico) regulations that regulate, among other things, the scope of its businesses, its investments, its reserves against deposits, the timing and availability of deposited funds, and the nature and amount of collateral for certain loans.

The OCIF, the CFPB and the FDIC periodically examine FirstBank to test the Bank's conformance to safe and sound banking practices and compliance with various statutory and regulatory requirements. This oversight establishes a comprehensive framework of permissible activities, and the supervision by the FDIC is also intended for the protection of the FDIC's insurance fund and depositors. These regulatory authorities have discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Their enforcement authority includes, among other things, the ability to assess civil monetary penalties, issue cease-and-desist or removal orders, and initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and for engaging in unsafe or unsound practices. In addition, certain bank actions are required by statute and implementing regulations. Other actions or failure to act may provide the basis for enforcement action, including the filing of misleading or untimely reports with regulatory authorities.

Regulatory Capital Requirements

The federal banking agencies have implemented rules for U.S. banks that establish minimum regulatory capital requirements, the components of regulatory capital, and the risk-based capital treatment of bank assets and off-balance sheet exposures. These rules currently apply to the Corporation and FirstBank, and generally are intended to align U.S. regulatory capital requirements with international regulatory capital standards adopted by the Basel Committee on Banking Supervision ("Basel Committee"), in particular, the international capital accord known as "Basel III." The current rules require a minimum common equity capital requirement and an additional common equity Tier 1 capital conservation buffer.

Under the fully phased-in Basel III rules, in order to be considered adequately capitalized and not subject to the above-described limitations, the Corporation is required to maintain: (i) a minimum common equity Tier 1 Capital ("CET1") to risk-weighted assets ratio of at least 4.5%, plus the 2.5% "capital conservation buffer," resulting in a required minimum CET1 ratio of at least 7%; (ii) a minimum ratio of total Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer, resulting in a required minimum Tier 1 capital ratio of 8.5%; (iii) a minimum ratio of total Tier 1 plus Tier 2 capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer, resulting in a required minimum total capital ratio of 10.5%; and (iv) a required minimum leverage ratio of 4%, calculated as the ratio of Tier 1 capital to average on-balance sheet (non-risk adjusted) assets.

Further, as part of its response to the impact of COVID-19, on March 31, 2020, federal banking agencies issued an interim final rule that provided the option to temporarily delay the effects of current expected credit losses ("CECL") on regulatory capital for two years, followed by a three-year transition period. The interim final rule provides that, at the election of a qualified banking organization, the initial impact of the adoption of CECL on retained earnings plus 25% of the change in the ACL (excluding purchased credit deteriorated ("PCD") loans) from January 1, 2020 to December 31, 2021 will be delayed for two years and phased-in at 25% per year beginning on January 1, 2022 over a three-year period, resulting in a total transition period of five years. The Corporation and the Bank elected to phase in the full effect of CECL on regulatory capital over the five-year transition period.

The Corporation and the Bank compute risk-weighted assets using the Standardized Approach required by the Basel III rules. The Standardized Approach expands the risk-weighting categories from the four major categories under the previous regulatory capital rules (0%, 20%, 50%, and 100%) to a much larger and more risk-sensitive number of categories, depending on the nature of the assets. Specific changes to the risk-weightings of assets included, among other things: (i) applying a 150% risk weight instead of a 100% risk weight for high volatility commercial real estate acquisition, development and construction loans, (ii) assigning a 150% risk weight to exposures that are 90 days past due (other than qualifying residential mortgage exposures, which remain at an assigned risk-weighting of 100%), (iii) establishing a 20% credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable, in contrast to the 0% risk-weighting under the prior rules and (iv) requiring capital to be maintained against on-balance-sheet and off-balance-sheet exposures that result from certain cleared transactions, guarantees and credit derivatives, and collateralized transactions (such as repurchase agreement transactions).

In addition, the Collins Amendment to the Dodd-Frank Act, among other things, eliminates certain trust-preferred securities ("TRuPs") from Tier 1 capital. Preferred securities issued under the U.S. Treasury's Troubled Asset Relief Program ("TARP") are exempt from this change. Bank holding companies, such as the Corporation, were required to fully phase out these instruments from Tier 1 capital by January 1, 2016; however, these instruments may remain in Tier 2 capital until the instruments are redeemed or matured. As of December 31, 2023, the Corporation had $156.9 million in TRuPs that were subject to a full phase-out from Tier 1 capital under the final regulatory capital rules discussed above.

Set forth below are the Corporation's and FirstBank's capital ratios as of December 31, 2023 based on Federal Reserve and FDIC guidelines:

| | | Banking Subsidiary | |
	First BanCorp.	FirstBank	Well-Capitalized Minimum
As of December 31, 2023			
Total capital (Total capital to risk-weighted assets)	18.57%	18.36%	10.00%
CET1 Capital (CET1 capital to risk-weighted assets)	16.10%	16.33%	6.50%
Tier 1 capital ratio (Tier 1 capital to risk-weighted assets)	16.10%	17.11%	8.00%
Leverage ratio (1)	10.78%	11.45%	5.00%

(1) Tier 1 capital to average assets.

Stress-Testing and Capital Planning Requirements

Federal regulations currently do not impose formal stress-testing requirements on banking organizations with total assets of less than $100 billion, such as the Corporation and FirstBank. The federal banking agencies have indicated through interagency guidance that the capital planning and risk management practices of institutions with total assets of less than $100 billion will continue to be reviewed through the regular supervisory process. Notwithstanding, the Corporation monitors its capital consistent with the safety and soundness expectations of the federal regulators and continues to perform internal stress testing as part of its annual capital planning process.

Dividend Restrictions

The Federal Reserve Board has a policy that, as a matter of prudent banking, a bank holding company should generally not pay cash dividends unless its net income available to common shareholders for the past four quarters, net of dividends previously paid during that period, has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the organization's capital needs, asset quality, and overall current and prospective financial condition. Furthermore, the Federal Reserve Board's regulatory capital rule (Regulation Q) limits the amount of capital a bank holding company may distribute under certain circumstances. A banking organization must maintain a capital conservation buffer of CET1 capital in an amount greater than 2.5% of total risk weighted assets to avoid being subject to limitations on capital distributions. The Corporation is also subject to certain restrictions generally imposed on Puerto Rico corporations with respect to the declaration and payment of dividends (i.e., that dividends may be paid out only from the Corporation's capital surplus or, in the absence of such excess, from the Corporation's net earnings for such fiscal year and/or the preceding fiscal year).

The principal source of funds for the Corporation, as a parent holding company, is dividends declared and paid by its subsidiary, FirstBank. The ability of FirstBank to declare and pay dividends on its capital stock is regulated by the Puerto Rico Banking Law of 1933, as amended (the "Puerto Rico Banking Law"), the Federal Deposit Insurance Act (the "FDIA"), and FDIC regulations. In general terms, the Puerto Rico Banking Law provides that when the expenditures of a bank are greater than receipts, the excess of expenditures over receipts shall be charged against undistributed profits of the bank and the balance, if any, shall be charged against the required reserve fund of the bank. If the reserve fund is not sufficient to cover such balance in whole or in part, the outstanding amount must be charged against the bank's capital account. The Puerto Rico Banking Law provides that, until said capital has been restored to its original amount and the reserve fund to 20% of the original capital, the bank may not declare any dividends. In general, regulations of the FDIA and the FDIC restrict the payment of dividends when a bank is undercapitalized (as discussed in Prompt Corrective Action below), when a bank has failed to pay insurance assessments, or when there are safety and soundness concerns regarding such bank.

Refer to Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" of this Form 10-K for further information on the Corporation's distribution of dividends and repurchases of common stock.

Consumer Financial Protection Bureau

The CFPB has primary examination and enforcement authority over FirstBank and other banks with over $10 billion in assets with respect to consumer financial products and services.

The CFPB's primary functions include the supervision of "covered persons" (broadly defined to include any person offering or providing a consumer financial product or service and any affiliated service provider) for compliance with federal consumer financial laws. It implements amendments to and has primary authority to enforce the federal consumer financial laws, including the Equal Credit Opportunity Act, the Truth in Lending Act ("TILA") and the Real Estate Settlement Procedures Act ("RESPA"), among others. The CFPB also has broad powers to prescribe rules applicable to a covered person or service provider in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service.

Among other actions, the CFPB has issued regulations setting forth mortgage servicing rules that apply to the Bank, which affect consumer notices regarding delinquency, foreclosure alternatives, modification applications, interest rate adjustments and options for avoiding "force-placed" insurance. Further, the CFPB has adopted rules and forms that combine certain disclosures that consumers receive in connection with applying for and closing on a mortgage loan under the TILA and the RESPA.

The Volcker Rule

Section 13 of the Bank Holding Company Act (commonly known as the Volcker Rule), generally prohibits a banking entity such as the Corporation or the Bank from acquiring or retaining any ownership in, or acting as sponsor to, a hedge fund or private equity fund ("covered fund"). The Volcker Rule also prohibits these entities from engaging, for their own account, in short-term proprietary trading of certain securities, derivatives, commodity futures and options on these instruments.

The Corporation and the Bank are not engaged in "proprietary trading" as defined in the Volcker Rule. In addition, the Corporation has reviewed its investments and concluded that they are not considered covered funds under the Volcker Rule.

Community Reinvestment Act and Home Mortgage Disclosure Act Regulations

The CRA encourages banks to help meet the credit needs of the local communities in which they offer services, including low- and moderate-income individuals, consistent with the safe and sound operation of the bank.

The CRA requires the federal supervisory agencies, as part of the general examination of supervised banks, to assess a bank's record of meeting the credit needs of its community, assign a performance rating, and take such record and rating into account in their evaluation of certain applications by such bank, such as an application for approval of a merger or the establishment of a branch. A rating of less than "satisfactory" could result in the denial of such applications. The CRA also requires all institutions to make public disclosure of their CRA ratings. FirstBank received a "satisfactory" CRA rating in its most recent examination by the FDIC.

In October 2023, the U.S. federal banking regulatory agencies issued a final rule to strengthen and modernize their regulations implementing the CRA. The final rule, among other things, revises the CRA regulations to better achieve the CRA's core purpose of encouraging banks to help meet the credit needs of their local communities; provides greater clarity and consistency in the application of CRA regulations; tailors performance standards, data collection, and reporting requirements to account for differences in bank size, business model, and local conditions; and promotes a consistent regulatory approach that applies to banks regulated by the OCC, the Federal Reserve Board and the FDIC. The final rule takes effect on April 1, 2024, with staggered compliance dates of January 1, 2026, and January 1, 2027.

USA PATRIOT Act and Other Anti-Money Laundering Requirements

As a regulated depository institution, FirstBank is subject to the Bank Secrecy Act, which imposes a variety of reporting and other requirements, including the requirement to file suspicious activity and currency transaction reports that are designed to assist in the detection and prevention of money laundering, terrorist financing and other criminal activities. In addition, under Title III of the USA PATRIOT Act of 2001, all financial institutions are required to identify their customers, adopt formal and comprehensive anti-money laundering programs, scrutinize or prohibit certain transactions of special concern, and be prepared to respond to inquiries from U.S. law enforcement agencies concerning their customers and their transactions.

In January 2021, major legislative amendments to U.S. anti-money laundering requirements became effective through the enactment of Division F of the National Defense Authorization Act for fiscal year 2021, otherwise known as the Anti-Money Laundering Act of 2020 (the "AML Act"). The AML Act includes a variety of provisions designed to modernize the anti-money laundering regulatory regime and remediate gaps in the U.S.'s approach to anti-money laundering and countering the financing of terrorism, including the creation of a national database of absence corporate beneficial ownership along with significantly enhanced reporting requirements, increased penalties for Bank Secrecy Act violations, clarification of Suspicious Activity Report filing and sharing requirements, and provisions addressing the adverse consequences of "de-risking," namely, the practice of financial institutions' termination or limitation of business relationships with clients or classes of clients in order to manage the risks associated with such clients.

Regulations implementing the Bank Secrecy Act and the USA PATRIOT Act are published and primarily enforced by the Financial Crimes Enforcement Network ("FinCEN"), a bureau of the U.S. Treasury. Failure of a financial institution, such as the Corporation or the Bank, to comply with the requirements of the Bank Secrecy Act or the USA PATRIOT Act could have serious legal and reputational consequences for the institution, including the possibility of regulatory enforcement or other legal actions, such as significant civil monetary penalties. The Corporation is also required to comply with federal economic and trade sanctions requirements enforced by the Office of Foreign Assets Control ("OFAC"), a bureau of the U.S. Treasury.

The Corporation believes it has adopted appropriate policies, procedures and controls to address compliance with the Bank Secrecy Act, USA PATRIOT Act and economic/trade sanctions requirements, and to implement banking agency, FinCEN, OFAC and other U.S. Treasury regulations.

Financial Privacy and Cybersecurity

The Gramm-Leach-Bliley Act limits the ability of financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party.

The federal banking regulators regularly issue guidance regarding cybersecurity intended to enhance cyber risk management standards among financial institutions. A financial institution is expected to establish multiple lines of defense and to ensure their risk management processes address the risk posed by potential threats to the institution. A financial institution's management is expected to maintain sufficient processes to effectively respond and recover the institution's operations after a cyber-attack. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations if a critical service provider of the institution falls victim to this type of a cyber-attack. Our Corporate Information Security Program ("CISP") reflects these requirements and outlines our overall vision, direction, and governance efforts to protect the confidentiality, integrity, and availability of customer information and prevent access by unauthorized personnel.

In July 2023, the SEC adopted rules requiring registrants to disclose material cybersecurity incidents they experience and to disclose on an annual basis material information regarding their cybersecurity risk management, strategy, and governance. The new rules require registrants to disclose on the new Item 1.05 of Form 8-K any cybersecurity incident they determine to be material generally within four business days of such determination and to describe the material aspects of the incident's nature, scope, and timing, as well as its material impact or reasonably likely material impact on the registrant. The new rule also added Regulation S-K Item 106, which requires disclosure of the registrant's processes, if any, for assessing, identifying, and managing material risks from cybersecurity threats, as well as the material effects or reasonably likely material effects of risks from cybersecurity threats and previous cybersecurity incidents on the new Item 1C. Cybersecurity of Form 10-K. Item 106 also requires registrants to describe the board of directors' oversight of risks from cybersecurity threats and management's role and expertise in assessing and managing material risks from such threats. These disclosures were included in Part I, Item 1C, "Cybersecurity" to this Form 10-K.

Limitations on Transactions with Affiliates and Insiders

Certain transactions between FDIC-insured banks financial institutions such as FirstBank and its affiliates are governed by Sections 23A and 23B of the Federal Reserve Act and by Federal Reserve Regulation W. An affiliate of a bank is, in general, any corporation or entity that controls, is controlled by, or is under common control with the bank, including the bank's parent holding company and any companies that are controlled by such holding company.

Generally, Sections 23A and 23B of the Federal Reserve Act (i) limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such bank's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such bank's capital stock and surplus and (ii) require that all "covered transactions" be on terms that are substantially the same, or at least as favorable to the bank or affiliate, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee, credit derivatives, securities lending and other similar transactions entailing the provision of financial support by the bank to an affiliate. In addition, loans or other extensions of credit by the bank to the affiliate are required to be collateralized in accordance with the requirements set forth in Section 23A of the Federal Reserve Act.

In addition, Sections 22(h) and (g) of the Federal Reserve Act, implemented through Regulation O, place restrictions on commercial bank loans to executive officers, directors, and principal stockholders of the bank and its affiliates. Under Section 22(h) of the Federal Reserve Act, bank loans to a director, an executive officer, a greater than 10% stockholder of the bank, and certain related interests of these persons, may not exceed, together with all other outstanding loans to such persons and affiliated interests, the bank's limit on loans to one borrower, which is generally equal to 15% of the bank's unimpaired capital and surplus in the case of loans that are not fully secured, and an additional 10% of the bank's unimpaired capital and unimpaired surplus in the case of loans that are fully secured by readily marketable collateral having a market value at least equal to the amount of the loan. Section 22(h) of the Federal Reserve Act also requires that loans to directors, executive officers, and principal stockholders be made on terms that are substantially the same as offered in comparable transactions to other persons and also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a bank to insiders cannot exceed the bank's unimpaired capital and surplus. Furthermore, Section 22(g) of the Federal Reserve Act places additional restrictions on loans to executive officers.

Executive Compensation

The federal banking agencies have adopted interagency guidance governing incentive-based compensation programs, which applies to all banking organizations regardless of asset size. This guidance uses a principles-based approach to ensure that incentive-based compensation arrangements appropriately tie rewards to longer-term performance and do not undermine the safety and soundness of banking organizations or create undue risks to the financial system. The interagency guidance is based on three major principles: (i) balanced risk-taking incentives; (ii) compatibility with effective controls and risk management; and (iii) strong corporate governance. The guidance further provides that, where appropriate, the banking agencies will take supervisory or enforcement action to ensure that material deficiencies that pose a threat to the safety and soundness of the organization are promptly addressed.

In May 2016, the federal financial regulators proposed regulations (first proposed in 2011) governing incentive-based compensation practices at covered banking institutions, which would include, among others, all banking organizations with assets of $1 billion or greater. Portions of these proposed rules would apply to the Corporation and FirstBank. Those applicable provisions would generally (i) prohibit types and features of incentive-based compensation arrangements that encourage inappropriate risk because they are "excessive" or "could lead to material financial loss" at the banking institution; (ii) require incentive-based compensation arrangements to adhere to three basic principles: (1) a balance between risk and reward; (2) effective risk management and controls;

and (3) effective governance; and (iii) require appropriate board of directors (or committee) oversight and recordkeeping and disclosures to the banking institution's primary regulatory agency. The nature and substance of any final action to adopt these proposed rules, and the timing of any such action, are not known at this time.

In October 2022, the SEC finalized a rule that directs stock exchanges to require listed companies to implement clawback policies to recover incentive-based compensation from current or former executive officers in the event of certain financial restatements, and requires companies to, among other things, file their clawback policies as Exhibit 97 of Form 10-K. Our Compensation Clawback Policy is compliant with NYSE's listing standards pursuant to this new rule, and is filed as Exhibit 97.1 to this Form 10-K.

Prompt Corrective Action

The "prompt corrective action" provisions of the FDIA require the federal bank regulatory agencies to take prompt corrective action against any insured depository institution that is undercapitalized. The FDIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Well-capitalized insured depository institutions significantly exceed the required minimum level for each relevant capital measure.

A bank's capital category may not constitute an accurate representation of the overall financial condition or prospects of a bank, such as the Bank, and should be considered in conjunction with other available information regarding the financial condition and results of operations of such bank.

Deposit Insurance

FirstBank is subject to FDIC deposit insurance assessments, which increased for all banks, including FirstBank, following the increase in deposit insurance coverage to up to $250,000 per customer and the FDIC's expanded authority to increase insurance premiums implemented by the Dodd-Frank Act. The FDIA further requires that the designated reserve ratio for the DIF for any year not be less than 1.35% of estimated insured deposits or the comparable percentage of the new deposit assessment base. In addition, the FDIC was required to take the necessary actions for the reserve ratio to reach 1.35% of estimated insured deposits by September 30, 2020. The FDIC managed to reach the goal early, achieving a reserve ratio of 1.36% in September 2018. However, in the third quarter of 2020, the FDIC announced that the reserve ratio of the DIF fell nine basis points between the first and second quarters of 2020, from 1.39% to 1.30%. The decline was attributed to an unprecedented surge in deposits. The FDIC approved a plan that is expected to restore the DIF to at least 1.35% within eight years, as required by the FDIA. Under the plan, the FDIC will maintain the current schedules of assessment rates for all banks; monitor deposit balance trends, potential losses and other factors that affect the reserve ratio; and provide updates to its loss and income projections at least twice a year. The FDIC has also adopted a final rule raising its industry target ratio of reserves to insured deposits to 2%, 65 basis points above the statutory minimum, but the FDIC has indicated that it does not project that goal to be met for several years.

In October 2022, the FDIC adopted a final rule, applicable to all insured depository institutions, to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. The FDIC also concurrently maintained the designated reserve ratio for the DIF at 2% for 2023. The increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio of the DIF reaches the statutory minimum of 1.35% by the statutory deadline of September 30, 2028. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2% in order to support growth in the DIF and progress toward the FDIC's long-term goal of a 2% designated reserve ratio. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2% and again when it reaches 2.5%. For 2023, the Corporation recognized an increase of approximately $2.4 million in deposit insurance expense, when compared to 2022, as a result of the increase on the initial base deposit insurance assessment rate.

In November 2023, the FDIC approved a final rule to implement a special assessment to recover the loss to the DIF associated with protecting uninsured depositors following the closure of Silicon Valley Bank and Signature Bank during the first half of 2023. Under the final rule, the FDIC will collect the special assessment at a quarterly rate of 3.36 basis points beginning with the first quarterly assessment period of 2024 (i.e, January 1 through March 31, 2024) with an invoice payment date of June 28, 2024, and will continue to collect special assessments for an anticipated total of eight quarterly assessment periods. The base for the special assessment is equal to the estimated uninsured deposits reported for the December 31, 2022 reporting period, adjusted to exclude the first $5 billion of such amount. In association with this final rule, during the fourth quarter of 2023, the Corporation recorded a charge of $6.3 million in the consolidated statements of income as part of "FDIC deposit insurance expenses," which reflects the expected total payment to be made to the FDIC as of December 31, 2023. The FDIC retains the ability to cease collection early, extend the special assessment collection period beyond the eight-quarter collection period, or impose an additional shortfall special assessment on a one-time basis after the receiverships for the two banks are terminated.

FDIC Insolvency Authority

Under Puerto Rico banking laws, the OCIF may appoint the FDIC as conservator or receiver of a failed or failing FDIC-insured Puerto Rican bank, and the FDIA authorizes the FDIC to accept such an appointment. In addition, the FDIC has broad authority under the FDIA to appoint itself as conservator or receiver of a failed or failing state bank, including a Puerto Rican bank. If the FDIC is appointed conservator or receiver of a bank upon the bank's insolvency or the occurrence of other events, the FDIC may sell or transfer some, part or all of a bank's assets and liabilities to another bank, or liquidate the bank and pay out insured depositors, as well as uninsured depositors and other creditors to the extent of the closed bank's available assets. As part of its insolvency authority, the FDIC has the authority, among other things, to take possession of and administer the receivership estate, pay out estate claims, and repudiate or disaffirm certain types of contracts to which the bank was a party if the FDIC believes such contract is burdensome and its disaffirmance will aid in the administration of the receivership. The FDIA provides that, in the event of the liquidation or other resolution of an insured depository institution, including the Bank, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver would have priority over other general unsecured claims against the institution. If the Bank were to fail, insured and uninsured depositors, along with the FDIC, would have priority in payment ahead of unsecured, non-deposit creditors, including the Corporation, with respect to any extensions of credit they have made to such insured depository institution.

Activities and Investments

The principal activities of FDIC-insured, state-chartered banks, such as FirstBank, are generally limited to those that are permissible for national banks. Similarly, under regulations dealing with equity investments, an insured state-chartered bank generally may not directly or indirectly acquire or retain any equity investments of a type, or in an amount, that is not permissible for a national bank.

Federal Home Loan Bank System

FirstBank is a member of the FHLB system. The FHLB system consists of eleven regional FHLBs governed and regulated by the Federal Housing Finance Agency. The FHLBs serve as reserve or credit facilities for member institutions within their assigned regions.

FirstBank is a member of the FHLB of New York and, as such, is required to acquire and hold shares of capital stock in the FHLB of New York in an amount calculated in accordance with the requirements set forth in applicable laws and regulations. FirstBank is in compliance with the stock ownership requirements of the FHLB of New York. All loans, advances and other extensions of credit made by the FHLB to FirstBank are secured by a portion of FirstBank's mortgage loan or securities portfolios, certain other investments and the capital stock of the FHLB held by FirstBank.

The board of directors of each FHLB can increase the minimum investment requirements if it has concluded that additional capital is required to meet its own regulatory capital requirements. Any increase in the minimum investment requirements outside of specified ranges requires the approval of the Federal Housing Finance Agency. Because the extent of any obligation to increase our investment in any of the FHLBs depends entirely upon the occurrence of a future event, the amount of any future investment in the capital stock of the FHLBs is not determinable.

Ownership and Control

Because of FirstBank's status as an FDIC-insured bank, as defined in the Bank Holding Company Act, the Corporation, as the owner of FirstBank's common stock, is subject to certain restrictions and disclosure obligations under various federal laws, including the Bank Holding Company Act and the Change in Bank Control Act (the "CBCA"). Regulations adopted pursuant to the Bank Holding Company Act and the CBCA generally require prior Federal Reserve Board or other federal banking agency approval or non-objection for an acquisition of control of an "insured institution" (as defined in the Act) or holding company thereof by any person (or persons acting in concert). Control is deemed to exist if, among other things, a person (or group of persons acting in concert) acquires 25% or more of any class of voting stock of an insured institution or holding company thereof. Under the CBCA, control is presumed to exist subject to rebuttal if a person (or group of persons acting in concert) acquires 10% or more of any class of voting stock and either (i) the corporation has registered securities under Section 12 of the Exchange Act, or (ii) no person (or group of persons acting in concert) will own, control or hold the power to vote a greater percentage of that class of voting securities immediately after the transaction. The concept of acting in concert is broad and subject to certain rebuttable presumptions, including, among others, that relatives, business partners, management officials, affiliates and others are presumed to be acting in concert with each other and their businesses. The regulations of the FDIC implementing the CBCA are generally similar to those described above.

The Puerto Rico Banking Law requires the approval of the OCIF for changes in control of a Puerto Rico bank. See "Puerto Rico Banking Law" below for further detail.

Standards for Safety and Soundness

The FDIA requires the FDIC and other federal bank regulatory agencies to prescribe standards of safety and soundness. Bank regulators have various remedies available if they determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of a banking organization's operations are unsatisfactory. The regulators may also take action if they determine that the banking organization or its management is violating or has violated any law or regulation. The regulators have the power to, among other things, prohibit unsafe or unsound practices, require affirmative actions to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, and terminate deposit insurance.

Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations, and supervisory agreements could subject the Corporation, its subsidiaries, and their respective officers, directors, and institution-affiliated parties to the remedies described above, and other sanctions. In addition, the FDIC may terminate a bank's deposit insurance upon a finding that the bank's financial condition is unsafe or unsound or that the bank has engaged in unsafe or unsound practices or has violated an applicable rule, regulation, order, or condition enacted or imposed by the bank's regulatory agency.

Brokered Deposits

FDIC regulations adopted under the FDIA govern the receipt of brokered deposits by banks. Well-capitalized institutions are not subject to limitations on brokered deposits, while adequately capitalized institutions are able to accept, renew or rollover brokered deposits only with a waiver from the FDIC and subject to certain restrictions on the interest paid on such deposits. Undercapitalized institutions are not permitted to accept brokered deposits. In October 2020, the FDIC adopted revisions to its brokered deposit regulations that became effective on April 1, 2021, with full compliance extended to January 1, 2022. For brokered deposits, the final rule established a new framework for analyzing certain parts of the "deposit broker" definition, including a new interpretation for the "primary purpose" exception and the business relationships that meet the exception. Pursuant to this revision, during the fourth quarter of 2021, certain non-maturity deposits previously reported as brokered deposits were recharacterized as non-brokered deposits.

Puerto Rico Banking Law

As a commercial bank organized under the laws of the Commonwealth of Puerto Rico, FirstBank is subject to supervision, examination and regulation by the commissioner of OCIF (the "Commissioner") pursuant to the Puerto Rico Banking Law of 1933, as amended (the "Banking Law").

The Banking Law contains various provisions relating to FirstBank and its affairs, including its incorporation and organization, the rights and responsibilities of its directors, officers and stockholders and its corporate powers, lending limitations, capital requirements, and investment requirements. In addition, the Commissioner is given extensive rule-making power and administrative discretion under the Banking Law.

The Banking Law requires every bank to maintain a legal reserve, which shall not be less than 20% of its demand liabilities, except government deposits (federal, state and municipal) that are secured by actual collateral. The reserve is required to be composed of any of the following securities or a combination thereof: (i) legal tender of the United States; (ii) checks on banks or trust companies located in any part of Puerto Rico that are to be presented for collection during the day following the day on which they are received; (iii) money deposited in other banks provided said deposits are authorized by the Commissioner and subject to immediate collection; (iv) federal funds sold to any Federal Reserve Bank and securities purchased under agreements to resell executed by the bank with such funds that are subject to be repaid to the bank on or before the close of the next business day; and (v) any other asset that the Commissioner identifies from time to time.

Section 17 of the Banking Law permits Puerto Rico commercial banks to make loans to any one person, firm, partnership or corporation in an aggregate amount of up to 15% of the sum of: (i) the bank's paid-in capital; (ii) the bank's reserve fund; (iii) 50% of the bank's retained earnings, subject to certain limitations; and (iv) any other components that the Commissioner may determine from time to time. If such loans are secured by collateral worth at least 25% of the amount of the loan, the aggregate maximum amount may reach 33.33% of the sum of the bank's paid-in capital, reserve fund, 50% of retained earnings, subject to certain limitations, and such other components that the Commissioner may determine from time to time. There are no restrictions under the Banking Law on the amount of loans that may be wholly secured by bonds, securities and other evidences of indebtedness of the government of the United States, or of the Commonwealth of Puerto Rico, or by bonds, not in default, of municipalities or instrumentalities of the Commonwealth of Puerto Rico.

The Banking Law requires that Puerto Rico commercial banks prepare each year a balance summary of their operations and submit such balance summary for approval at a regular meeting of stockholders, together with an explanatory report thereon. The Banking Law also requires that at least 10% of the yearly net income of a Puerto Rico commercial bank be credited annually to a reserve fund until such reserve fund is in amount equal to the total paid-in-capital of the bank.

The Banking Law also provides that when the expenditures of a Puerto Rico commercial bank are greater than its receipts, the excess of the expenditures over receipts must be charged against the undistributed profits of the bank, and the balance, if any, charged against the reserve fund, as a reduction thereof. If there is no reserve fund sufficient to cover such balance in whole or in part, the outstanding amount must be charged against the capital account and no dividend may be declared until said capital has been restored to its original amount and the amount in the reserve fund equals 20% of the original capital.

The Finance Board, which is composed of nine members from enumerated Puerto Rico Government agencies, instrumentalities and public corporations, including the Commissioner, has the authority to regulate the maximum interest rates and finance charges that may be charged on loans to individuals and unincorporated businesses in Puerto Rico. The current regulations of the Finance Board provide that the applicable interest rate on loans to individuals and unincorporated businesses, including real estate development loans but excluding certain other personal and commercial loans secured by mortgages on real estate properties, is to be determined by free competition. Accordingly, the regulations do not set a maximum rate for charges on retail installment sales contracts, small loans, and credit card purchases. Furthermore, there is no maximum rate set for installment sales contracts involving motor vehicles, commercial, agricultural and industrial equipment, commercial electric appliances and insurance premiums.

International Banking Center Regulatory Act of Puerto Rico ("IBE Act 52")

The business and operations of FirstBank International Branch ("FirstBank IBE" or the "IBE division of FirstBank") and FirstBank Overseas Corporation (the IBE subsidiary of FirstBank) are subject to supervision and regulation by the Commissioner. FirstBank and FirstBank Overseas Corporation were created under Puerto Rico Act 52-1989, as amended, known as the "International Banking Center Regulatory Act" (the IBE Act 52), which provides for total Puerto Rico tax exemption on net income derived by an IBE operating in Puerto Rico on the specific activities identified in the IBE Act 52. An IBE that operates as a unit of a bank pays income taxes at the corporate standard rates to the extent that the IBE's net income exceeds 20% of the bank's total net taxable income. Under the IBE Act 52, certain sales, encumbrances, assignments, mergers, exchanges or transfers of shares, interests or participation(s) in the capital of an IBE may not be initiated without the prior approval of the Commissioner. The IBE Act 52 and the regulations issued thereunder by the Commissioner (the "IBE Regulations") limit the business activities that may be carried out by an IBE. Such activities are limited in part to persons and assets located outside of Puerto Rico.

Pursuant to the IBE Act 52 and the IBE Regulations, each of FirstBank IBE and FirstBank Overseas Corporation must maintain in Puerto Rico books and records of its transactions in the ordinary course of business. FirstBank IBE and FirstBank Overseas Corporation are also required to submit to the Commissioner quarterly and annual reports of their financial condition and results of operations, including annual audited financial statements.

The IBE Act 52 empowers the Commissioner to revoke or suspend, after notice and hearing, a license issued thereunder if, among other things, the IBE fails to comply with the IBE Act 52, the IBE Regulations or the terms of its license, or if the Commissioner finds that the business or affairs of the IBE are conducted in a manner that is not consistent with the public interest.

In 2012, the Puerto Rico government approved Act Number 273 ("Act 273"). Act 273 replaces, prospectively, IBE Act 52 with the objective of improving the conditions for conducting international financial transactions in Puerto Rico. An IBE existing on the date of approval of Act 273, such as FirstBank IBE and FirstBank Overseas Corporation, can continue operating under IBE Act 52, or it can voluntarily convert to an International Financial Entity ("IFE") under Act 273 so it may broaden its scope of Eligible IFE Activities, as defined below, and obtain a grant of tax exemption under Act 273. As of the date of the issuance of this Form 10-K, FirstBank IBE and FirstBank Overseas Corporation are operating under IBE Act 52.

On February 16, 2024, the Governor of Puerto Rico approved Act 45 of 2024 which amends the IBE Act. The amendments of the IBE Act are effective on May 15, 2024, and, among other things, the amendments include an increase to the annual license fee paid by the IBEs to OCIF from $5 thousand to $25 thousand and amends certain other compliance matters. The Corporation continues to evaluate the complete impact of the amendments but understands that they do not have a material impact to the Corporation.

Puerto Rico Income Taxes

Under the Puerto Rico Internal Revenue Code of 2011, as amended (the "PR Tax Code"), the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns and, thus, the Corporation is generally not entitled to utilize losses from one subsidiary to offset gains in another subsidiary. Accordingly, to obtain a tax benefit from a net operating loss ("NOL"), a particular subsidiary must be able to demonstrate sufficient taxable income within the applicable NOL carry-forward period. However, certain subsidiaries that are organized as limited liability companies with a partnership election are treated as pass-through entities for Puerto Rico tax purposes. The PR Tax Code provides a dividend received deduction of 100% on dividends received from "controlled" subsidiaries subject to taxation in Puerto Rico and 85% on dividends received from other taxable domestic corporations.

The Corporation has maintained an effective tax rate lower than the maximum statutory rate in Puerto Rico, which has resulted mainly from conducting business through certain entities that have special tax treatments, including doing business through an IBE unit of the Bank and through FirstBank Overseas Corporation, each of which are generally exempt from Puerto Rico income taxation under IBE Act 52, and through a wholly-owned subsidiary that engages in certain Puerto Rico qualified investing activities that have certain tax advantages under Act 60 of 2019.

United States Income Taxes

As a Puerto Rico corporation, First BanCorp. is treated as a foreign corporation for U.S. and USVI income tax purposes and, accordingly, is generally subject to U.S. and USVI income tax only on its income from sources within the U.S. and USVI or income effectively connected with the conduct of a trade or business in those jurisdictions. Any such tax paid in the U.S. and USVI is also creditable against the Corporation's Puerto Rico tax liability, subject to certain conditions and limitations.

Insurance Operations Regulation

As a financial holding company under the Bank Holding Company Act, we are permitted to engage in a broader range of activities, including insurance activities, that are permitted to bank holding companies.

FirstBank Insurance Agency is registered as an insurance agency with the Insurance Commissioner of Puerto Rico and is subject to regulations issued by the Insurance Commissioner of Puerto Rico and the Division of Banking, Insurance and Financial Regulation in the USVI relating to, among other things, the licensing of employees and sales and solicitation and advertising practices, and by the Federal Reserve Board as to certain consumer protection provisions mandated by the Gramm-Leach-Bliley Act and its implementing regulations.

Mortgage Banking Operations

In addition to FDIC and CFPB regulations, FirstBank is subject to the rules and regulations of the FHA, VA, FNMA, FHLMC, GNMA, and the U.S. Department of Housing and Urban Development ("HUD") with respect to originating, processing, selling and servicing mortgage loans and the issuance and sale of MBS. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines that include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts, and, with respect to VA loans, fix maximum interest rates. Moreover, lenders such as FirstBank are required annually to submit audited financial statements to the FHA, VA, FNMA, FHLMC, GNMA and HUD and each regulatory entity has its own financial requirements. FirstBank's affairs are also subject to supervision and examination by the FHA, VA, FNMA, FHLMC, GNMA and HUD at all times to assure compliance with applicable regulations, policies and procedures. Mortgage origination activities are subject to, among other requirements, the Equal Credit Opportunity Act, TILA and the RESPA and the regulations promulgated thereunder that, among other things, prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs. FirstBank is licensed by the Commissioner under the Puerto Rico Mortgage Banking Law, and, as such, is subject to regulation by the Commissioner, with respect to, among other things, licensing requirements and the establishment of maximum origination fees on certain types of mortgage loan products.

WEBSITE ACCESS TO REPORT

The Corporation makes available annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports, and proxy statements on Schedule 14A, filed or furnished pursuant to Sections 13(a), 14(a) or 15(d) of the Exchange Act, free of charge on or through its internet website at www.1firstbank.com (under "Investor Relations") or directly through the Corporation's investor relations website, fbpinvestor.com, as soon as reasonably practicable after the Corporation electronically files such material with, or furnishes it to, the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

The Corporation also makes available its Corporate Governance Guidelines and Principles, the charters of the Audit, Asset/Liability, Compensation and Benefits, Credit, Risk, Trust, and Corporate Governance and Nominating Committees and the documents listed below, free of charge on or through its internet website at www.fbpinvestor.com (under Corporate Governance):

- Code of Ethics for CEO and Senior Financial Officers (the "Code of Ethics")

- Code of Ethical Conduct applicable to all employees

- Independence Principles for Directors

- Corporate Sustainability/ESG Reports

- Sustainability Policy

The Corporate Governance Guidelines and Principles and the aforementioned charters and documents may also be obtained free of charge by sending a written request to Mrs. Sara Alvarez Cabrero, Executive Vice President, General Counsel and Secretary of the Board, PO Box 9146, San Juan, Puerto Rico 00908.

Website addresses referenced in this Form 10-K are provided as textual references and for convenience only, and the content on the referenced websites does not constitute a part of this Form 10-K or any other report or document that the Corporation files with or furnishes to the SEC.

Item 1A. Risk Factors

Below is a discussion about material risks and uncertainties that could impact the Corporation's businesses, results of operations and financial condition, including by causing the Corporation's actual results to differ materially from those projected in any forward-looking statements. Other risks and uncertainties, including those not currently known to the Corporation or its management and those that the Corporation or its management currently deems to be immaterial, could also materially adversely affect the Corporation in future periods. Thus, the following should not be considered a complete discussion of all of the risks and uncertainties the Corporation may face. See the discussion under "Forward-Looking Statements," in this Form 10-K.

RISKS RELATING TO THE BUSINESS ENVIRONMENT AND OUR INDUSTRY

The effect of the current interest rate environment or changes in interest rates or the level or composition of the Corporation's assets and liabilities may impact the Corporation's net interest income, net interest margin, loan originations, deposit attrition, overall results of operations, and its liquidity position.

Net interest income is the difference between the amounts received by us on our interest-earning assets and the interest paid by us on our interest-bearing liabilities. Differences in the re-pricing structure of our assets and liabilities may result in changes in our profits when interest rates change. For instance, higher interest rates increase the cost of mortgage and other loans to consumers and businesses and may reduce future demand for such loans, which may negatively impact our profits by reducing the amount of loan interest income due to declines in volume. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, inflationary trends, changes in government spending and debt issuances and policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board.

Additionally, basis risk is the risk of adverse consequences resulting from unequal changes in the difference, also referred to as the "spread" or basis, between the rates for two or more different instruments with the same maturity and occurs when market rates for different financial instruments or the indices used to price assets and liabilities change at different times or by different amounts. For example, the interest expense for liability instruments might not change by the same amount as interest income received from loans or investments. To the extent that the interest rates on loans and borrowings change at different rates and by different amounts, the margin between our variable rate-based assets and the cost of the interest-bearing liabilities might be compressed and adversely affect net interest income.

Also, changes in interest rates may impact demand for new loan originations, affect the composition of the Corporation's interest-earning assets, and may impact the extent of any re-shifting between non-interest-bearing and interest-bearing liabilities. Further, changes in interest rates impact the value of our fixed-rate securities. Any unrealized gains or losses from these portfolios impact other comprehensive income, stockholders' equity, and the tangible common equity ratio. Any realized gains or losses from these portfolios impact regulatory capital ratios.

Changes in prepayments may adversely affect net interest income.

Net interest income could also be affected by prepayments of MBS. Generally, when rates rise, prepayments of principal and interest will decrease, and the duration of MBS securities will increase. Conversely, when rates fall, prepayments of principal and interest will increase, and the duration of mortgage-backed securities will decrease. Such acceleration in the prepayments of MBS would lower yields on these securities, as the amortization of premiums paid upon the acquisition of these securities would accelerate. Conversely, acceleration in the prepayments of MBS would increase yields on securities purchased at a discount, as the accretion of the discount would accelerate. Also, net interest income in future periods might be affected by our investment in callable securities because decreases in interest rates might prompt the early redemption of such securities.

The volatility in the financial services industry, including failures or rumored failures of other depository institutions, and actions taken by governmental agencies to stabilize the financial system, could result in, among other things, bank deposit runoffs, liquidity constraints, and increased regulatory requirements and costs.

The closure and placement into receivership with the FDIC of certain large U.S. regional banks with assets over $100 billion in March and May 2023, and adverse developments affecting other banks, resulted in heightened levels of market volatility and consequently negatively impacted customer confidence in the safety and soundness of financial institutions. These developments resulted in certain regional banks experiencing higher than normal deposit outflows and an elevated level of competition for available deposits in the market. The impact of market volatility from the adverse developments in the banking industry, along with continued elevated interest rates on our business and related financial results, will depend on future developments, which are highly uncertain and difficult to predict.

In the aftermath of these bank failures, the banking agencies have increased regulatory requirements and costs that may impact capital ratios or the FDIC deposit insurance premium. For example, in November 2023, the FDIC approved a final rule to implement a special assessment to recover the loss to the DIF associated with protecting uninsured depositors following the closure of Silicon Valley Bank and Signature Bank during the first half of 2023. Under the final rule, the FDIC will collect the special assessment at a quarterly rate of 3.36 basis points beginning with the first quarterly assessment period of 2024 (i.e, January 1 through March 31, 2024) with an initial invoice payment date of June 28, 2024, and will continue to collect special assessments for an anticipated total of eight quarterly assessment periods. The base for the special assessment is equal to the estimated uninsured deposits reported for the December 31, 2022 reporting period, adjusted to exclude the first $5 billion of such amount. In association with this final rule, during the fourth quarter of 2023, the Corporation recorded a charge of $6.3 million in the consolidated statements of income as part of "FDIC deposit insurance expenses," which reflects the expected total payment to be made to the FDIC as of December 31, 2023. The FDIC retains the ability to cease collection early, extend the special assessment collection period beyond the eight-quarter collection period, or impose an additional shortfall special assessment on a one-time basis after the receiverships for the two banks are terminated.

Difficult market and general economic conditions have affected the financial industry and could adversely affect us in the future.

Given that most of our business is in Puerto Rico and the U.S. and given the degree of interrelation between Puerto Rico's economy and that of the U.S., we are exposed to downturns in the U.S. economy, including factors such as employment levels in the U.S. and real estate valuations. The deterioration of these conditions has adversely affected us in the past and in the future could adversely affect the credit performance of mortgage loans, and result in significant write-downs of asset values by financial institutions, including U.S. government-sponsored entities ("GSEs") as well as major commercial banks and investment banks.

In particular, we may face the following risks:

- Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite the loans become less predictive of future behaviors.

- The models used to estimate losses inherent in the credit exposure, particularly those under CECL, require difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of the borrowers to repay their loans, which may no longer be accurately estimated and which may, in turn, impact the reliability of the models.

- Our ability to borrow from other financial institutions or to engage in sales of mortgage loans to third parties (including mortgage loan securitization transactions with GSEs and repurchase agreements) on favorable terms, or at all, could be adversely affected by further disruptions in the capital or credit markets or other events, including deteriorating investor expectations.

- Competitive dynamics in the industry could change as a result of strategic growth opportunities in connection with current market conditions.

- Expected future regulation of our industry may increase our compliance costs and limit our ability to pursue business opportunities.

- There may be downward pressure on our stock price.

Any deterioration of economic conditions in the U.S. and disruptions in the financial markets could adversely affect our ability to access capital, our business, financial condition, and results of operations. Unfavorable or uncertain economic and market conditions have been and could cause declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; natural disasters; epidemics and pandemics; or a combination of these or other factors.

Additionally, the residential mortgage loan origination business is impacted by home values and has historically been cyclical, enjoying periods of strong growth and profitability followed by periods of shrinking volumes and industry-wide losses. During periods of rising interest rates, including the series of interest rate increases that have occurred, the refinancing of many mortgage products tends to decrease as the economic incentives for borrowers to refinance their existing mortgage loans are reduced.

Any sustained period of increased delinquencies, foreclosures, or losses could adversely affect our ability to sell loans, the prices we receive for loans, the values of mortgage loans held for sale, or residual interests in securitizations, which could adversely affect our financial condition and results of operations. In addition, any additional material decline in real estate values would further weaken the loan-to-value ratios and increase the possibility of loss if a borrower defaults. In such event, we will be subject to the risk of loss on such real estate arising from borrower defaults to the extent not covered by third-party credit enhancements.

We operate in a highly competitive industry and market area.

We face substantial competition in all areas of our operations from a variety of different competitors, including other banks, insurance companies, mortgage banking companies, small loan companies, automobile financing companies, leasing companies, brokerage firms with retail operations, credit unions, certain retailers, fintech companies and digital platforms. The Corporation's ability to compete effectively depends on the relative performance of its products, the degree to which the features of its products appeal to customers, and the extent to which the Corporation meets clients' needs and expectations. The Corporation's ability to compete also depends on its ability to attract and retain professional and other personnel, and on its reputation.

The Corporation encounters intense competition in attracting and retaining deposits and in its consumer and commercial lending activities. The Corporation competes for loans with other financial institutions. The Corporation's ability to originate loans depends primarily on the rates and fees charged and the service it provides to its borrowers in making prompt credit decisions. There can be no assurance that in the future the Corporation will be able to increase its deposit base, originate loans in the manner or on the terms on which it has done so in the past, or otherwise compete effectively.

The Corporation's credit quality and the value of the portfolio of Puerto Rico government securities has been, and in the future may be, adversely affected by Puerto Rico's economic condition, and may be affected by actions taken by the Puerto Rico government or the PROMESA oversight board to address the ongoing fiscal and economic challenges in Puerto Rico.

A significant portion of the Corporation's business activities and credit exposure is concentrated in the Commonwealth of Puerto Rico, which has undergone significant economic challenges and debt reforms over the last decade.

On June 15, 2023, the Puerto Rico Planning Board ("PRPB") presented the updated Economic Report to the Governor, which provides an analysis of Puerto Rico's economy during fiscal year 2022 and a short-term forecast for fiscal years 2023 and 2024. According to the PRPB, Puerto Rico's real gross national product ("GNP") expanded by 3.7% in fiscal year 2022, which was the highest annual real GNP growth registered in Puerto Rico since fiscal year 1999. The growth was primarily driven by a sharp increase in personal consumption expenditures reflecting an increase of approximately 8.5% when compared to fiscal year 2021, increase in exports of 4.8%, and growth in fixed capital investments of 12.6%, partially offset by an increase in imports of 10.3%.

The 2023 Fiscal Plan prioritizes resource allocation across three major pillars: (i) entrenching a legacy of strong financial management through the implementation of a comprehensive financial management agenda, (ii) instilling a culture of public -sector performance and excellence to properly delivery quality public services, and (iii) investing for economic growth to ensure sufficient revenues are generated to support the delivery of services. According to the Transformation Plan, the fiscal and economic turnaround of Puerto Rico cannot be accomplished without the implementation of structural economic reforms that promote sustainable economic development. These reforms include power/energy sector reform to improve availability, reliability and affordability of energy, education reform to expand opportunity and prepare the workforce to compete for jobs of the future, and an infrastructure reform aimed at improving the efficiency of the economy and facilitating investment. The 2023 Fiscal Plan projects that these reforms, if implemented successfully, will contribute 0.75% in GNP growth by fiscal year 2026. Additionally, the 2023 Fiscal Plan provides a roadmap for a tax reform directed towards establishing a tax regime that is more competitive for investors and more equitable for individuals.

The 2023 Fiscal Plan notes that Puerto Rico has had a strong recovery in the aftermath of the COVID-19 pandemic crisis with labor participation trending positively and unemployment at historically low levels. However, it recognizes that such recovery has been primarily fueled by the unprecedented influx of federal funds which have an outsized and temporary impact that may mask underlying structural weaknesses in the economy. As such, the 2023 Fiscal Plan projects a 0.7% decline in real GNP for the current fiscal year 2023, followed by a period of near-zero real growth in fiscal years 2024 through 2026. Also, the fiscal plan projects that Puerto Rico's population will continue the long-term trend of steady decline. Notwithstanding, the Transformation Plan depicts that, if managed properly, these non-recurring federal funds can be leveraged into sustainable longer-term growth and opportunity.

The 2023 Fiscal Plan projects that approximately $81 billion in total disaster relief funding, from federal and private sources, will be disbursed as part of the reconstruction efforts over a span of 18 years (fiscal years 2018 through 2035). These funds will benefit individuals, the public (e.g., reconstruction of major infrastructure, roads, and schools), and will cover part of Puerto Rico's share of the cost of disaster relief funding. Also, the 2023 Fiscal Plan projects the $9.3 billion in remaining COVID-19 relief funds to be deployed in fiscal years 2023 through 2025, compared to $4.5 billion projected in the previous fiscal plan. Additionally, the 2023 Fiscal Plan continues to account for $2.3 billion in federal funds to Puerto Rico from the Bipartisan Infrastructure Law directed towards improving Puerto Rico's infrastructure over fiscal years 2022 through 2026.

As of December 31, 2023, the Corporation had $297.9 million of direct exposure to the Puerto Rico government, its municipalities and public corporations. As of December 31, 2023, approximately $189.0 million of the exposure consisted of loans and obligations of municipalities in Puerto Rico that are supported by assigned property tax revenues and for which, in most cases, the good faith, credit and unlimited taxing power of the applicable municipality have been pledged to their repayment, and $59.4 million consisted of loans and obligations which are supported by one or more specific sources of municipal revenues. The municipalities are required by law to levy special property taxes in such amounts as are required for the payment of all of their respective general obligation bonds and notes. In addition to municipalities, the total direct exposure also included $8.9 million in loans to an affiliate of PREPA, $37.4 million in loans to an agency of the Puerto Rico government, and obligations of the Puerto Rico government, specifically a residential pass-through MBS issued by the PR Housing Finance Authority ("PRHFA"), at an amortized cost of $3.2 million as part of its available-for-sale debt securities portfolio (fair value of $1.4 million as of December 31, 2023).

In addition, as of December 31, 2023, the Corporation had $77.7 million in exposure to residential mortgage loans that are guaranteed by the PRHFA. Residential mortgage loans guaranteed by the PRHFA are secured by the underlying properties and the guarantees serve to cover shortfalls in collateral in the event of a borrower default. The regulations adopted by the PRHFA require the establishment of adequate reserves to guarantee the solvency of its mortgage loans insurance program. As of June 30, 2022, the most recent date as of which information is available, the PRHFA had a liability of approximately $1 million as an estimate of the losses inherent in the portfolio.

As of December 31, 2023, the Corporation had $2.7 billion of public sector deposits in Puerto Rico, which are fully collateralized. Approximately 20% of the public sector deposits as of December 31, 2023 were from municipalities and municipal agencies in Puerto Rico and 80% were from public corporations, the Puerto Rico central government and agencies, and U.S. federal government agencies in Puerto Rico.

Instability in economic conditions, delays in the receipt of disaster relief funds allocated to Puerto Rico, and the potential impact on asset values resulting from past or future natural disaster events, when added to Puerto Rico's ongoing fiscal challenges, could materially adversely affect our business, financial condition, liquidity, results of operations and capital position.

A deterioration in economic conditions in the U.S. Virgin Islands and British Virgin Islands could harm our results of operations.

For many years, the USVI has been experiencing several fiscal and economic challenges that have deteriorated the overall financial and economic conditions in the area. However, on May 22, 2023, the United States Bureau of Economic Analysis (the "BEA") released its estimates of real gross domestic product ("GDP") for 2021. According to the BEA, the USVI's real GDP increased 2.8% in 2021 after decreasing 1.9% in 2020. The increase in real GDP reflected increases in exports and personal consumption expenditures. These increases were partly offset by decreases in private inventory investment, private fixed investment, and government spending. Imports, a subtraction item in the calculation of GDP, also decreased.

Over the past three years, the USVI has been recovering from the adverse impact caused by COVID-19 and has continued to make progress on its rebuilding efforts related to Hurricanes Irma and Maria, which occurred in 2017. According to data published by the government, over $5.0 billion in disaster recovery funds were disbursed as of November 2023 and $6.2 billion were remaining obligated funds waiting to be disbursed. On the fiscal front, revenues have trended positively and the USVI government successfully completed the restructuring of the government employee retirement system. Moreover, labor market trends remain stable with payroll employment for the month of December 2023 up 0.3% when compared to December 2022.

Finally, PROMESA does not apply to the USVI and, as such, there is currently no federal legislation permitting the restructuring of the debts of the USVI and its public corporations and instrumentalities. To the extent that the fiscal condition of the USVI government deteriorates again, the U.S. Congress or the government of the USVI may enact legislation allowing for the restructuring of the financial obligations of the USVI government entities or imposing a stay on creditor remedies, including by making PROMESA applicable to the USVI.

As of December 31, 2023, the Corporation had $90.5 million in loans to USVI public corporations, compared to $38.0 million as of December 31, 2022. As of December 31, 2023, all loans were currently performing and up to date on principal and interest payments.

We are subject to ESG risks that could adversely affect our reputation and the market price of our securities.

There is an increased focus from certain government regulators, investors, customers, business partners and other stakeholders concerning ESG matters, and the expectations related to ESG matters are rapidly evolving. The increased focus by investors and other stakeholders on the ESG practices of publicly traded companies, like us, has included or may in the future include expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, human capital, labor and risk oversight, and could expand the nature, scope, and complexity of matters that we are required to control, assess and report. These requirements would likely result in increased ESG-related compliance costs, which could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our stock price.

For example, we may be exposed to negative publicity based on the identity and activities of those to whom we lend and with which we otherwise do business and the public's view of the approach and performance of our customers and business partners with respect to ESG matters. Any such negative publicity could arise from adverse news coverage in traditional media and could also spread through the use of social media platforms. The Corporation's relationships and reputation with its existing and prospective customers and third parties with which we do business could be damaged if we were to become the subject of any such negative publicity. This, in turn, could have an adverse effect on our ability to attract and retain customers and employees and could have a negative impact on our business, financial condition and results of operations. In addition, we could be criticized by ESG detractors for the scope or nature of our ESG initiatives or policies or for any revisions to these policies. We could also be subjected to negative responses by governmental actors (such as anti-ESG legislation or retaliatory legislative treatment) or consumers (such as boycotts or negative publicity campaigns) that could adversely affect our reputation, results of operations and financial condition.

Our results of operations could be adversely affected by natural disasters, public health crises, political crises, negative global climate patterns or other catastrophic events.

Natural disasters, whose nature and severity may be impacted by climate change, such as hurricanes, floods, extreme cold events and other adverse weather conditions; public health crises; political crises, such as terrorist attacks, war, labor unrest, other political instability, trade policies and sanctions, including the repercussions of the ongoing conflict in Ukraine, the conflict between Israel and Hamas, and the possible expansion of such conflicts to surrounding areas and potential geopolitical consequences; negative global climate patterns, especially in water stressed regions; or other catastrophic events, such as fires or other disasters occurring at our locations, whether occurring in Puerto Rico, the U.S., or internationally, could cause a significant adverse effect on the economy and disrupt our operations. Certain areas in which our business is concentrated, including Puerto Rico and the USVI, are particularly susceptible to earthquakes, hurricanes, and major storms. Further, climate change may increase both the frequency and severity of extreme weather conditions and natural disasters, which may affect our business operations, either in a particular region or globally, as well as the activities of our customers. The Corporation is also not able to predict the positive or negative effects that future events or changes to the U.S. or global economy, financial markets, or regulatory and business environment could have on our operations.

Climate change, and efforts to mitigate its long-term effects, may materially adversely affect the Corporation's business and results of operations.

Concerns over the long-term effects of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may voluntarily change their behavior as a result of these concerns. The Corporation and its customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. The Corporation and its customers may face cost increases, asset value reductions and operating process changes. The impact on our customers will likely vary depending on their specific attributes, including reliance on our role in fossil fuel activities. Among the impacts to the Corporation, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. The Corporation's efforts to take these risks into account in making lending and other decisions, including increasing our business with climate-responsible companies, may not be effective in protecting the Corporation from the negative impact of new laws and regulations or changes in consumer or business behavior.

Deterioration in collateral values may result in additional losses.

Our business is affected by the value of the assets securing our loans or underlying our investments.

We had a commercial and construction loan portfolio held for investment in the amount of $5.7 billion as of December 31, 2023. Due to their nature, these loans entail a higher credit risk than consumer and residential mortgage loans, since they are larger in size, concentrate more risk in a single borrower and are generally more sensitive to economic downturns. Furthermore, in the case of a slowdown in the real estate market, it may be difficult to dispose of the properties securing these loans upon any foreclosure of the properties. We may incur losses over the near term, either because of continued deterioration in the quality of loans or because of sales of problem loans, which would likely accelerate the recognition of losses. Any such losses could adversely impact our overall financial performance and results of operations.

Deterioration of the value of real estate collateral securing our construction and commercial loan portfolios, whether located in Puerto Rico or elsewhere, would result in increased credit losses. Whether the collateral that underlies our loans is located in Puerto Rico, the USVI, the BVI, or the U.S. mainland, the performance of our loan portfolio and the collateral value backing the transactions are dependent upon the performance of, and conditions within, each specific real estate market. As of December 31, 2023, $2.5 billion, or 21% of the total loan portfolio held for investment, of our commercial and construction loan portfolio held for investment consisted of commercial mortgage and construction loans, of which $1.8 billion was in the Puerto Rico region.

We measure credit losses for collateral dependent loans based on the fair value of the collateral, which is generally obtained from appraisals, adjusted for undiscounted selling costs as appropriate. Updated appraisals are obtained when we determine that loans are collateral dependent and are updated annually thereafter. In addition, appraisals are also obtained for certain residential mortgage loans on a spot basis based on specific characteristics, such as delinquency levels, and age of the appraisal. The appraised value of the collateral may decrease, or we may not be able to recover collateral at its appraised value. A significant decline in collateral valuations for collateral dependent loans has required and, in the future, may require, increases in our credit loss expense on loans. Any such increase would have an adverse effect on our future financial condition and results of operations.

Labor shortages and constraints in the supply chain could adversely affect our clients' operations as well as our operations.

Many sectors in Puerto Rico, the United States, the Virgin Islands and around the world are experiencing a shortage of workers. Many of our commercial clients have been impacted by this shortage along with disruptions and constraints in the supply chain, which could adversely impact their operations and could lead to reduced cash flow and difficulty in making loan repayments. The Corporation's industry has also been affected by the shortage of workers, as well as increasing wages for entry level and certain professional roles. This may lead to open positions remaining unfilled for longer periods of time, which may affect the level of service provided by the Corporation, or a need to increase wages to attract workers.

The failure of other financial institutions could adversely affect us.

Our ability to engage in routine financing transactions could be adversely affected by future failures of financial institutions and the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to different industries and counterparties and routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, investment companies and other institutional clients. In certain of these transactions, we are required to post collateral to secure the obligations to the counterparties. In the event of a bankruptcy or insolvency proceeding involving one of such counterparties, we may experience delays in recovering the assets posted as collateral, or we may incur a loss to the extent that the counterparty was holding collateral in excess of the obligation to such counterparty or under other circumstances.

In addition, many of these transactions expose us to credit risk in the event of a default by our counterparty or client. The credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. Any losses resulting from our routine funding transactions may materially and adversely affect our financial condition and results of operations.

RISKS RELATING TO THE CORPORATION'S BUSINESS

Certain funding sources may not be available to us, and our funding sources may prove insufficient and/or costly to replace.

FirstBank relies primarily on customer deposits, the issuance of brokered CDs, and advances from the FHLB of New York to maintain its lending activities and to replace certain maturing liabilities. As of December 31, 2023, we had $783.3 million in brokered CDs outstanding, representing approximately 5% of our total deposits. Approximately $700.9 million, or 89% in brokered CDs mature over the twelve months ending December 31, 2024, and the average remaining term to maturity of the brokered CDs outstanding as of December 31, 2023 was approximately 11 months. None of these brokered CDs are callable at the Corporation's option. In addition, the Corporation had $500.0 million of long-term FHLB advances outstanding as of December 31, 2023, which mature over one to five years.

Although FirstBank has historically been able to replace maturing deposits and advances, we may not be able to replace these funds in the future if our financial condition or general market conditions change. If we are unable to maintain access to funding sources, our results of operations and liquidity would be adversely affected.

Alternate sources of funding may carry higher costs than sources currently utilized. If we are required to rely heavily on more expensive funding sources, profitability would be adversely affected.

We may determine to seek debt financing in the future to achieve our long-term business objectives. Additional borrowings, if sought, may not be available to us, or if available, may not be on acceptable terms. The availability of additional financing will depend on a variety of factors, such as market conditions, the general availability of credit, our credit ratings and our credit capacity. In addition, FirstBank may seek to sell loans as an additional source of liquidity. If additional financing sources are unavailable or are not available on acceptable terms, our profitability and future prospects could be adversely affected.

Downgrades in our credit ratings could further increase the cost of borrowing funds.

The Corporation's ability to access new non-deposit sources of funding could be adversely affected by downgrades in our credit ratings. The Corporation's liquidity is to a certain extent contingent upon its ability to obtain external sources of funding to finance its operations. The Corporation's current credit ratings and any downgrades in such credit ratings can hinder the Corporation's access to new forms of external funding and/or cause external funding to be more expensive, which could in turn adversely affect results of operations.

We depend on cash dividends from FirstBank to meet our cash obligations.

As a holding company, dividends from FirstBank, our banking subsidiary, have provided a substantial portion of our cash flow used to service the interest payments on our TRuPs and other obligations. FirstBank is limited by law in its ability to make dividend payments and other distributions to us based on its earnings and capital position. A failure by FirstBank to generate sufficient cash flow to make dividend payments to us may have a negative impact on our results of operations and financial condition.

Our level of non-performing assets may adversely affect our future results of operations.

Although non-performing assets decreased by $3.3 million to $125.9 million as of December 31, 2023, or 3%, from $129.2 million as of December 31, 2022, we continue to have a relevant amount of nonaccrual loans. If we are unable to effectively maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

Our ACL may not be adequate to cover actual losses, and we may be required to materially increase our ACL, which may adversely affect our capital ratios, financial condition and results of operations.

We are subject, among other things, to the risk of loss from loan defaults and foreclosures with respect to the loans we originate and purchase. We recognize periodic credit loss expenses on loans, which leads to reductions in our income from operations, in order to maintain our ACL on loans at a level that our management deems to be appropriate based upon an assessment of the quality of the loan and lease portfolios. Management may fail to accurately estimate the level of credit losses or may have to increase our credit loss expense on loans in the future as a result of new information regarding existing loans, future increases in nonaccrual loans beyond what was forecasted, foreclosure actions and loan modifications, changes in current and expected economic and other conditions affecting borrowers or for other reasons beyond our control. In addition, the bank regulatory agencies periodically review the adequacy of our ACL on loans and may require an increase in the credit loss expense on loans or the recognition of additional classified loans and loan charge-offs, based on judgments that differ from those of management.

The level of the ACL reflects management's estimates based upon various assumptions and judgments as to specific credit risks; evaluation of industry concentrations; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; unidentified losses inherent in the current loan portfolio and reasonable and supportable forecasts. The determination of the appropriate level of the ACL on loans inherently involves a high degree of subjectivity and requires management to make significant estimates and judgments regarding current credit risks and future trends, all of which may undergo material changes. If our estimates prove to be incorrect, our ACL on loans may not be sufficient to cover losses in our loan portfolio and our credit loss expense on loans could increase substantially.

In addition, any increases in our credit loss expense on loans or any loan losses in excess of our ACL on loans could have a material adverse effect on our future capital ratios, financial condition and results of operations.

The Corporation's force-placed insurance policies could be disputed by the customer.

The Corporation maintains force-placed insurance policies that have been put into place when a borrower's insurance policy on a property has been canceled, lapsed or was deemed insufficient and the borrower did not secure a replacement policy. A borrower may make a claim against the Corporation under such force-placed insurance policy, and the failure of the Corporation to resolve such a claim to the borrower's satisfaction may result in a dispute between the borrower and the Corporation, which if not adequately resolved, could have an adverse effect on the Corporation.

Defective and repurchased loans may harm our business and financial condition.

In connection with the sale and securitization of loans, we are required to make a variety of customary representations and warranties relating to the loans sold or securitized. Our obligations with respect to these representations and warranties are generally outstanding for the life of the loan, and relate to, among other things, the following: (i) compliance with laws and regulations; (ii) underwriting standards; (iii) the accuracy of information in the loan documents and loan files; and (iv) the characteristics and enforceability of the loan.

A loan that does not comply with the representations and warranties made may take longer to sell, may impact our ability to obtain third-party financing for the loan, and may not be saleable or may be saleable only at a significant discount. If such a loan is sold before we detect non-compliance, we may be obligated to repurchase the loan and bear any associated loss directly, or we may be obligated to indemnify the purchaser against any loss, either of which could reduce our cash available for operations and liquidity. Management believes that it has established controls to ensure that loans are originated in accordance with the secondary market's requirements, but certain employees may make mistakes or may deliberately violate our lending policies.

Our controls and procedures may fail or be circumvented, our risk management policies and procedures may be inadequate and operational risks could adversely affect our consolidated results of operations.

We may fail to identify and manage risks related to a variety of aspects of our business, including, but not limited to, liquidity risk; interest rate risk; market risk; credit risk; operational risk; legal, regulatory and compliance risk; reputational risk; model risk; capital risk; strategic risk; and information technology and cybersecurity risk. We have adopted and periodically improve various controls, procedures, policies and systems to monitor and manage risk. Any improvements to our controls, procedures, policies and systems, however, may not be adequate to identify and manage the risks in our various businesses. If our risk framework is ineffective, either because it fails to keep pace with changes in the financial markets or our businesses or for other reasons, we could incur losses, suffer reputational damage, or find ourselves out of compliance with applicable regulatory mandates or expectations.

We may also be subject to disruptions from external events, such as natural disasters and cyber-attacks, which could cause delays or disruptions to operational functions, including information processing and financial market settlement functions. In addition, our customers, vendors and counterparties could suffer from such events. Should these events affect us, or the customers, vendors or counterparties with which we conduct business, our consolidated results of operations could be negatively affected. When we record balance sheet reserves for probable loss contingencies related to operational losses, we may be unable to accurately estimate our potential exposure, and any reserves we establish to cover operational losses may not be sufficient to cover our actual financial exposure, which may have a material impact on our consolidated results of operations or financial condition for the periods in which we recognize the losses.

Our failure to attract and retain a qualified workforce could harm our overall business and results of operations.

The Corporation's success depends, in large part, on its ability to attract and retain skilled, experienced personnel. Competition for qualified candidates in the activities and markets that the Corporation and FirstBank serves is intense, and while the Corporation invests significantly in the training and development of its employees, it may not be able to hire people or to retain them. In addition, high inflation has impacted both cost structure and employee demand for wage growth, which may lead to sustained higher turnover rates. If the Corporation is unable to retain its most qualified employees, its performance and competitive positioning could be materially adversely affected.

Our businesses may be adversely affected by litigation.

We have, in the past, been party to claims and legal actions by our customers, or subject to regulatory supervisory actions by the government on behalf of customers, relating to our performance of fiduciary or contractual responsibilities. In the past, we have also been subject to securities class action litigation by our shareholders and we have also faced employment lawsuits and other legal claims. In any future claims or actions, demands for substantial monetary damages may be asserted against us, resulting in financial liability or an adverse effect on our reputation among investors or on customer demand for our products and services. A securities class action suit against us in the future could result in substantial costs, potential liabilities and the diversion of management's attention and resources. We may be unable to accurately estimate our exposure to litigation risk when we record balance sheet reserves for probable loss contingencies. As a result, reserves we establish to cover any settlements or judgments may not be sufficient to cover our actual financial exposure, which has occurred in the past and may occur in the future, resulting in a material adverse impact on our consolidated results of operations or financial condition.

In the ordinary course of our business, we are also subject to various regulatory, governmental and law enforcement inquiries, investigations and subpoenas. These may be directed generally to participants in the businesses in which we are involved or may be specifically directed at us. In regulatory enforcement matters, claims for disgorgement, the imposition of penalties and the imposition of other remedial sanctions are possible.

The resolution of legal actions or regulatory matters, when unfavorable, has had, and could in the future have, a material adverse effect on our consolidated results of operations for the quarter in which such actions or matters are resolved or a reserve is established.

Our businesses may be negatively affected by adverse publicity or other reputational harm.

Our relationships with many of our customers are predicated upon our reputation as a fiduciary and a service provider that adheres to the highest standards of ethics, service quality and regulatory compliance. Adverse publicity, regulatory actions, litigation, operational failures, the failure to meet customer expectations and other issues with respect to one or more of our businesses, including FirstBank as our banking subsidiary, could materially and adversely affect our reputation, or our ability to attract and retain customers or obtain sources of funding for the same or other businesses. Preserving and enhancing our reputation also depends on maintaining systems and procedures that address known risks and regulatory requirements, as well as our ability to identify and mitigate additional risks that arise due to changes in our businesses, the market places in which we operate, the regulatory environment and customer expectations. If we fail to promptly address matters that bear on our reputation, our reputation may be materially adversely affected and our business may suffer.

Any impairment of our goodwill or other intangible assets may adversely affect our operating results.

If our goodwill or other intangible assets become impaired, we may be required to record a significant charge to earnings.

Goodwill is tested for impairment on an annual basis, and more frequently if events or circumstances lead management to believe the values of goodwill may be impaired. Other intangible assets are amortized over the projected useful lives of the related intangible asset, generally on a straight-line basis, and these assets are reviewed periodically for impairment when events or changes in circumstances indicate that the fair value may not exceed their carrying amount. Factors that may be considered a change in circumstances indicating that the carrying value of the goodwill or amortizable intangible assets may not be recoverable includes reduced future cash flow estimates, decreases in the current market price of our common shares, negative information concerning the terminal value of similarly situated insured depository institutions, and slower growth rates in the industry.

The goodwill annual impairment evaluation process includes a qualitative assessment of events and circumstances that may affect each relevant reporting unit's fair value to determine whether it was more likely than not that the fair value of any reporting unit was less than its carrying amount, including goodwill. If the result of the qualitative assessment indicates that it is more likely than not that the carrying value of goodwill exceeds its fair value, a quantitative analysis is made to determine the amount of goodwill impairment. Analyzing goodwill includes consideration of various factors that continue to rapidly evolve and for which significant uncertainty remains. Weakening in the economic environment, which could in turn cause a decline in the performance of the reporting units, could cause the fair value of one or more of the reporting units to fall below their carrying value, resulting in a goodwill impairment charge. Actual values may differ significantly from this assessment. Such differences could result in future impairment of goodwill that would, in turn, negatively impact our results of operations and the reporting unit to which the goodwill relates. During the fourth quarter of 2023, management performed a qualitative analysis of the carrying amount of each relevant reporting unit's goodwill and concluded that it is more-likely-than-not that the fair value of the reporting units exceeded their carrying value. Therefore, no quantitative analysis was required.

As of December 31, 2023, the book value of our goodwill was $38.6 million, which was recorded at FirstBank. If an impairment determination is made in a future reporting period, our earnings and book value of goodwill will be reduced by the amount of the impairment. If an impairment loss is recorded, it will have little or no impact on the tangible book value of our common stock, or our regulatory capital levels, but such an impairment loss could significantly reduce FirstBank's earnings and thereby restrict FirstBank's ability to make dividend payments to us without prior regulatory approval, because Federal Reserve policy states that the bank holding company dividends should be paid from current earnings.

Recognition of deferred tax assets is dependent upon the generation of future taxable income by the Bank.

As of December 31, 2023, the Corporation had a deferred tax asset of $150.1 million (net of a valuation allowance of $ $139.2 million, including a valuation allowance of $111.4 million against the deferred tax assets of FirstBank). Under the PR Tax Code, the Corporation and its subsidiaries, including FirstBank, are treated as separate taxable entities and are not entitled to file consolidated tax returns. Accordingly, in order to obtain a tax benefit from a NOL, a particular subsidiary must be able to demonstrate sufficient taxable income within the applicable NOL carry-forward period. Pursuant to the PR Tax Code, the carry-forward period for NOLs incurred during taxable years that commenced after December 31, 2004 and ended before January 1, 2013 is 12 years; for NOLs incurred during taxable years commencing after December 31, 2012, the carryover period is 10 years. Accounting for income taxes requires that companies assess whether a valuation allowance should be recorded against their deferred tax asset based on an assessment of the amount of the deferred tax asset that is more likely than not to be realized. Due to significant estimates utilized in determining the valuation allowance and the potential for changes in facts and circumstances in the future, the Corporation may not be able to reverse the remaining valuation allowance or may need to increase its current deferred tax asset valuation allowance.

The Corporation's judgments regarding tax accounting policies and the resolution of tax disputes may impact the Corporation's earnings and cash flow, and changes in the tax laws of multiple jurisdictions can materially affect our operations, tax obligations, and effective tax rate.

Significant judgment is required in determining the Corporation's effective tax rate and in evaluating its tax positions. The Corporation provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement criteria prescribed by applicable generally accepted accounting principles in the United States ("GAAP").

Fluctuations in federal, state, local, and foreign taxes or a change to uncertain tax positions, including related interest and penalties, may impact the Corporation's effective tax rate. When particular tax matters arise, a number of years may elapse before such matters are audited and finally resolved. In addition, the Puerto Rico Department of Treasury ("PRTD"), the U.S. Internal Revenue Service ("IRS"), and the tax authorities in the jurisdictions in which we operate may challenge our tax positions and we may estimate and provide for potential liabilities that may arise out of tax audits to the extent that uncertain tax positions fail to meet the recognition standard under applicable GAAP. Unfavorable resolution of any tax matter could increase the effective tax rate and could result in a material increase in our tax expense. Resolution of a tax issue may require the use of cash in the year of resolution.

First BanCorp. is subject to Puerto Rico income tax on its income from all sources. FirstBank is treated as a foreign corporation for U.S. and USVI income tax purposes and is generally subject to U.S. and USVI income tax only on its income from sources within the U.S. and USVI or income effectively connected with the conduct of a trade or business in those regions. The USVI jurisdiction imposes income taxes based on the U.S. Internal Revenue Code under the "mirror system" established by the Naval Service Appropriations Act of 1922. However, the USVI jurisdiction also imposes an additional 10% surtax on the USVI tax liability, if any.

These tax laws are complex and subject to different interpretations. We must make judgments and interpretations about the application of these inherently complex tax laws when determining our provision for income taxes, our deferred tax assets and liabilities, and our valuation allowance. In addition, legislative changes, particularly changes in tax laws, could adversely impact our results of operations.

Changes in applicable tax laws in Puerto Rico, the U.S., or other jurisdictions or tax authorities' new interpretations could result in increases in our overall taxes and the Corporation's financial condition or results of operations may be adversely impacted.

Our ability to use our NOL carryforwards may be limited.

The Corporation has U.S. and USVI sourced NOL carryforwards. Section 382 of the U.S. Internal Revenue Code ("Section 382") limits the ability to utilize U.S. and USVI NOLs for income tax purposes, respectively, at such jurisdictions following an event of an ownership change. Generally, an "ownership change" occurs when certain shareholders increase their aggregate ownership by more than 50 percentage points over their lowest ownership percentage over a three-year testing period. Section 1034.04(u) of the PR Tax Code is significantly similar to Section 382. However, Ac No. 60 of 2019 amended the PR Tax Code to repeal the corporate NOL carryover limitations upon change in control for taxable years beginning after December 31, 2018.

Upon the occurrence of a Section 382 ownership change, the use of NOLs attributable to the period prior to the ownership change is subject to limitations and only a portion of the U.S. and USVI NOLs, as applicable, may be used by the Corporation to offset the annual U.S. and USVI taxable income, if any. In 2017, the Corporation completed a formal ownership change analysis within the meaning of Section 382 covering a comprehensive period, and concluded that an ownership change, for U.S. and USVI purposes only, had occurred during such period. The Section 382 limitation has resulted in higher U.S. and USVI income tax liabilities than we would have incurred in the absence of such limitation.

It is possible that the utilization of our U.S. and USVI NOLs could be further limited due to future changes in our stock ownership, as a result of either sales of our outstanding shares or issuances of new shares that could separately or cumulatively trigger an ownership change and, consequently, a Section 382 limitation. Any further Section 382 limitations may result in greater U.S. and USVI tax liabilities than we would incur in the absence of such a limitation and any increased liabilities could adversely affect our earnings and cash flow. We may be able to mitigate the adverse effects associated with a Section 382 limitation in the U.S. and USVI to the extent that we could credit any resulting additional U.S. and USVI tax liability against our tax liability in Puerto Rico. However, our ability to reduce our Puerto Rico tax liability through such a credit or deduction will depend on our tax profile at each annual taxable period, which is dependent on various factors.

RISKS RELATING TO CYBERSECURITY AND TECHNOLOGY

Cyber-attacks, system risks and data protection breaches to our computer systems and networks or those of third-party service providers could adversely affect our ability to conduct business, manage our exposure to risk or expand our business, result in the disclosure or misuse of confidential or proprietary information, increase our costs to maintain and update our operational and security systems and infrastructure, and present significant reputational, legal and regulatory costs.

Our business is highly dependent on the security, controls and efficacy of our infrastructure, computer and data management systems, as well as those of our customers, suppliers, and other third parties. To access our network, products and services, our employees, customers, suppliers, and other third parties, including downstream service providers, the financial services industry and financial data aggregators, with whom we interact, on whom we rely or who have access to our customers' personal or account information, increasingly use personal mobile devices or computing devices that are outside of our network and control environments and are subject to their own cybersecurity risks. Our business relies on effective access management and the secure collection, processing, transmission, storage and retrieval of confidential, proprietary, personal and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties.

Information security risks for financial institutions have significantly increased in recent years, especially given the increasing sophistication and activities of organized computer criminals, hackers, and terrorists and our expansion of online and digital customer services to better meet our customer's needs. These threats may derive from fraud or malice on the part of our employees or third-party providers or may result from human error or accidental technological failure. These threats include cyber-attacks, such as computer viruses, malicious or destructive code, phishing attacks, denial of service attacks, or other security breach tactics that could result in the unauthorized release, gathering, monitoring, misuse, loss, destruction, or theft of confidential, proprietary, and other information, including intellectual property, of ours, our employees, our customers, or third parties, damages to systems, or otherwise material disruption to our or our customers' or other third parties' network access or business operations, both domestically and internationally.

While we maintain an Information Security Program that continuously monitors cyber-related risks and ultimately ensures protection for the processing, transmission, and storage of confidential, proprietary, and other information in our computer systems and networks, as well as a vendor management program to oversee third party and vendor risks, there is no guarantee that we will not be exposed to or be affected by a cybersecurity incident. For example, as previously disclosed, one of our third-party vendors was the victim of a security incident in April 2023 involving a set of data that included some information on FirstBank's mortgage loan business. In response to learning of the incident, we promptly launched our own internal investigation, which confirmed that our own systems were not compromised, and any operational and financial impact was minimal. Our vendor has indicated (and we have no evidence to the contrary) that to date there is no evidence that there has been any actual or attempted misuse of information. The Corporation has not incurred any material expenses related to the incident and does not expect any future impact.

Cyber threats are rapidly changing, and future attacks or breaches could lead to other security breaches of the networks, systems, or devices that our customers use to access our integrated products and services, which, in turn, could result in unauthorized disclosure, release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary, and other information (including account data information) or data security compromises. As cyber threats continue to evolve, we may be required to expend significant additional resources to modify or enhance our protective measures, investigate, and remediate any information security vulnerabilities or incidents and develop our capabilities to respond and recover. The full extent of a particular cyberattack, and the steps that the Corporation may need to take to investigate such attack, may not be immediately clear, and it could take considerable additional time for us to determine the complete scope of information compromised, at which time the impact on the Corporation and measures to recover and restore to a business-as-usual state may be difficult to assess. These factors may also inhibit our ability to provide full and reliable information about the cyberattack to our customers, third-party vendors, regulators, and the public.

A successful penetration or circumvention of our system security, or the systems of our customers, suppliers, and other third parties, could cause us serious negative consequences, including significant operational, reputational, legal, and regulatory costs and concerns.

Any of these adverse consequences could adversely impact our results of operations, liquidity, and financial condition. In addition, our insurance policies may not be adequate to compensate us for the potential costs and other losses arising from cyber-attacks, failures of information technology systems, or security breaches, and such insurance policies may not be available to us in the future on economically reasonable terms, or at all. Insurers may also deny us coverage as to any future claim. Any of these results could harm our growth prospects, financial condition, business, and reputation.

Our operational or security systems or infrastructure, or those of third parties, could fail or be breached. Any such future incidents could potentially disrupt our business and adversely impact our results of operations, liquidity, and financial condition, as well as cause legal or reputational harm.

The potential for operational risk exposure exists throughout our business and, as a result of our interactions with, and reliance on, third parties, is not limited to our own internal operational functions. Our operational and security systems and infrastructure, including our computer systems, data management, and internal processes, as well as those of third parties that perform key aspects of our business operations, such as data processing, information security, recording and monitoring transactions, online banking interfaces and services, internet connections, and network access are integral to our performance. We rely on our employees and third parties in our day-to-day and ongoing operations, who may, because of human error, misconduct, malfeasance, failure, or breach of our or of third-party systems or infrastructure, expose us to risk.

Our ability to implement backup systems and other safeguards with respect to third-party systems is more limited than with respect to our own systems. In addition, our financial, accounting, data processing, backup, or other operating or security systems and infrastructure may fail to operate properly or become disabled, damaged, or otherwise compromised as a result of a number of factors, including events that are wholly or partially beyond our control. We may need to take our systems offline if they become infected with malware or a computer virus or because of another form of cyberattack. If backup systems are utilized, they may not process data as quickly as our primary systems and some data might not have been saved to backup systems, potentially resulting in a temporary or permanent loss of such data.

We frequently update our systems to support our operations and growth and to remain compliant with applicable laws, rules, and regulations. In addition, we review and strengthen our security systems in response to any cyber incident. Such strengthening entails significant costs and risks associated with implementing new systems and integrating them with existing ones, including potential business interruptions and the risk that this strengthening may not be entirely effective. Implementation and testing of controls related to our computer systems, security monitoring, and retaining and training personnel required to operate our systems also entail significant costs. Such operational risk exposures could adversely impact our operations, liquidity, and financial condition, as well as cause reputational harm. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption.

We must respond to rapid technological changes, and these changes may be more difficult or expensive than anticipated. We may also be negatively affected if we fail to identify and address operational risks associated with the introduction of or changes to products and services, or if we fail to respond to emerging technologies that seek to displace traditional financial services.

Like most financial institutions, FirstBank significantly depends on technology to deliver its products and other services and to otherwise conduct business. To remain technologically competitive and operationally efficient, FirstBank invests in system upgrades, new technological solutions, and other technology initiatives. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, technology and systems may become obsolete. Furthermore, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The financial services industry is changing rapidly and, in order to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. These changes may be more difficult or expensive to implement than we anticipate.

When we launch a new product or service, introduce a new platform for the delivery or distribution of products or services (including mobile connectivity and cloud computing), or make changes to an existing product or service, we may not fully appreciate or identify new operational risks that may arise from those changes, or we may fail to implement adequate controls to mitigate the risks associated with those changes. Significant failure in this regard could diminish our ability to operate our business or result in potential liability to our customers and third parties, increased operating expenses, weaker competitive standing, and significant reputational, legal and regulatory costs.

Additionally, some recent innovations may trend toward replacing traditional banks as financial service providers rather than merely augmenting those services. For example, companies which claim to offer applications and services based on artificial intelligence are beginning to compete much more directly with traditional financial services companies in areas involving personal advice, including high-margin services such as financial planning and wealth management. The low-cost, high-speed nature of these "robo-advisor" services can be especially attractive to younger, less-affluent clients and potential clients, as well as persons interested in "self-service" investment management. Similarly, inventions based on blockchain technology eventually may be the foundation for greatly enhancing transactional security throughout the banking industry, but also eventually may reduce the need for banks as secure deposit-keepers and intermediaries. Any of the foregoing consequences could materially and adversely affect our businesses and results of operations.

The Corporation is subject to stringent and changing privacy laws, regulations, and standards as well as policies, contracts, and other obligations related to data privacy and security. Our failure to comply with privacy laws and regulations, as well as other legal obligations, could have a material adverse effect on our business.

State, federal, and foreign governments are increasingly enacting laws and regulations governing the collection, use, retention, sharing, transfer, and security of personally identifiable information and data. A variety of federal, state, local, and foreign laws and regulations, orders, rules, codes, regulatory guidance, and certain industry standards regarding privacy, data protection, consumer protection, information security, and the processing of personal information and other data apply to our business. State laws are changing rapidly, and new legislation proposed or enacted in a number of other states imposes, or has the potential to impose, additional obligations on companies that process confidential, sensitive and personal information, and will continue to shape the data privacy environment nationally. The U.S. federal government is also focused on privacy matters. Any failure by us or any of our business partners to comply with applicable laws, rules, and regulations may result in investigations or actions against us by governmental entities, private claims and litigation, fines, penalties or other liabilities. Such events may increase our expenses, expose us to liabilities, and impair our reputation, which could have a material adverse effect on our business. While we aim to comply with applicable data protection laws and obligations in all material respects, there is no assurance that we will not be subject to claims that we have violated such laws and obligations, will be able to successfully defend against such claims, or will not be subject to significant fines and penalties in the event of non-compliance. Additionally, to the extent multiple state-level laws are introduced in the U.S. with inconsistent or conflicting standards and there is no federal law to preempt such laws, compliance with such laws could be difficult and costly, or impossible, to achieve, and we could be subject to fines and penalties in the event of non-compliance.

RISK RELATING TO THE REGULATION OF OUR INDUSTRY

We are subject to certain regulatory restrictions that may adversely affect our operations.

We are subject to supervision and regulation by the Federal Reserve Board and the FDIC. We are a bank holding company and a financial holding company under the Bank Holding Company Act of 1956, as amended. The Bank is also subject to supervision and regulation by OCIF.

Under federal law, financial holding companies are permitted to engage in a broader range of "financial" activities than those permitted to bank holding companies that are not financial holding companies. A financial holding company that ceases to meet certain standards is subject to a variety of restrictions, depending on the circumstances, including the prohibition from undertaking new activities or acquiring shares or control of other companies. If we fail to comply with the requirements from our regulators, we may become subject to regulatory enforcement action and other adverse regulatory actions that might have a material and adverse effect on our operations.

The FDIC insures deposits at FDIC-insured depository institutions up to certain limits (currently, $250,000 per depositor account). The FDIC charges insured depository institutions premiums to maintain the DIF. In the event of a bank failure, the FDIC takes control of a failed bank and, if necessary, pays all insured deposits up to the statutory deposit insurance limits using the resources of the DIF. The FDIC is required by law to maintain adequate funding of the DIF, and the FDIC may increase premium assessments to maintain such funding. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") requires the FDIC to increase the DIF's reserves against future losses, which will require institutions with assets greater than $10 billion, such as FirstBank, to bear an increased responsibility for funding the prescribed reserve to support the DIF.

The FDIC may further increase FirstBank's premiums or impose additional assessments or prepayment requirements in the future. The Dodd-Frank Act removed the statutory cap for the reserve ratio, leaving the FDIC free to set this cap going forward.

Our compensation practices are subject to oversight by the Federal Reserve Board and the FDIC. Any deficiencies in our compensation practices may be incorporated into our supervisory ratings, which can affect our ability to make acquisitions or perform other actions.

Our compensation practices are subject to oversight by the Federal Reserve Board and the FDIC. As discussed in Part I, Item 1, "Business" of this Form 10-K, the Corporation currently is subject to the interagency guidance governing the incentive compensation activities of regulated banks and bank holding companies, and other financial regulators have also implemented regulations regarding compensation practices. Our failure to satisfy these restrictions and guidelines could expose us to adverse regulatory criticism, lowered supervisory ratings, and restrictions on our operations and acquisition activities.

We are subject to regulatory capital adequacy guidelines, and, if we fail to meet these guidelines, our business and financial condition will be adversely affected.

We are subject to stringent regulatory capital requirements. Although the Corporation and FirstBank met general well-capitalized capital ratios as of December 31, 2023, and we expect both companies will continue to exceed the minimum risk-based and leverage capital ratio requirements for well-capitalized status under the current capital rules, we cannot assure that we will remain at such levels. If we fail to meet these minimum capital guidelines and other regulatory requirements, our business and financial condition will be materially and adversely affected. If we fail to maintain certain capital levels or are deemed not well managed under regulatory exam procedures, or if we experience certain regulatory violations, our status as a financial holding company, and our ability to offer certain financial products will be compromised and our financial condition and results of operations could be adversely affected.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements for bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board, which included, but were not limited to, multiple increases in the federal funds rate to reduce inflation, have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations have been adverse in the past and may be adverse in the future.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act or any of the other fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

We face a risk of noncompliance and enforcement action related to the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA PATRIOT Act, and other laws and regulations require financial institutions to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate, among other duties. The Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice's Drug Enforcement Administration. We are also subject to increased scrutiny of our compliance with trade and economic sanctions requirements and rules enforced by OFAC. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

The Corporation recognizes the significance of cybersecurity in the financial industry and the potential risks associated, such as the risks arising from the loss of confidentiality, integrity, or availability of information systems. The Corporation's processes to identify, assess, and monitor material risks from cybersecurity threats are part of its Enterprise Risk Management ("ERM") Program, which is documented as part of the Corporate Incident Response Program and under which the Corporation has implemented a comprehensive Corporate Information Security Program ("CISP"). Cybersecurity risk is managed as part of the overall information technology risk, under the direction of the Corporate Security Office ("CSO") led by the Corporate Security Officer ("CSO Officer"), who directly reports to the Chief Operations Officer. The CSO Officer also serves as Chief Information Security Officer ("CISO").

The CISP outlines the Corporation's overall vision, direction, and governance to protect the confidentiality, integrity, and availability of customer information and seeks to prevent unauthorized access as required by regulatory guidelines and industry security best practices. The CISP is based on well-renowned frameworks such as the International Organizational Standard ISO 27000 series and the NIST Cybersecurity Framework. As such, it serves as a guide for the implementation of security safeguards across the Corporation and its subsidiaries. The CISP also addresses cybersecurity breaches and procedures for appropriate response efforts, including any required notification, depending on the severity of the specific security incident. In addition, the CISP incorporates a risk-based approach to ensure that risk is treated in a consistent and effective matter and is designed to protect classified information to prevent disclosure to unauthorized individuals; prioritize the use of information security resources by concentrating on critical business applications; develop quality, cost-effective, and reliable systems; ensure the proper and secure disposal of sensitive information; and implement adequate processes to ensure compliance.

The ERM Program includes a risk-based escalation process to manage corporate incidents, including cybersecurity incidents, and notify the Risk Committee of the Board of Directors and applicable stakeholders as appropriate. The Corporation incorporates the ERM Department, which is comprised of several members such as the ERM Director who is part of senior management, as well as external expertise, in the review of its processes, including an independent third-party assessment of cybersecurity measures and controls. The Corporation also invests in threat intelligence, vulnerability management, and incident response drills. Furthermore, all of the Corporation's employees and consultants with access to the Corporation's network are required to complete a comprehensive cybersecurity awareness program on an annual basis. Additionally, awareness and training on information technology and cybersecurity risk is provided to the Board on a regular basis.

The Corporation has a Vendor Management Program and a Third-Party Risk Management function to manage the cybersecurity risks associated with conducting business with third-party vendors, which includes the requirement for third-party vendors to implement appropriate measures to ascertain security and confidentiality of the Corporation's resources. The Corporation places vendors into tiers based on the inherent risk due to the nature of the relationship with that vendor to determine any additional security requirements commensurate to such level of risk.

The Corporation does not believe that risks from cybersecurity threats or attacks, including as a result of any previous cybersecurity incidents, have materially affected the Corporation's business strategy, results of operations or financial condition as of December 31, 2023. While the Corporation continues to closely monitor cyber risk and has implemented processes that are intended to assess, identify, and manage material risks from cybersecurity threats, security controls, no matter how well designed or implemented, may only partially mitigate and not fully eliminate these risks. Events, when detected by security tools or third parties, may not always be immediately understood or acted upon. See Item 1A, "Risk Factors – Risks Relating to Cybersecurity and Technology" for more information on how cybersecurity risk could adversely affect the Corporation, which should be read in conjunction with this Item 1C.

Governance

Responsibility for risk oversight and management generally lies with the Corporation's Board of Directors. To effectively manage oversight of the CISP's governance and cybersecurity risk management, the Board has delegated such responsibility to the Risk Committee. As part of its oversight, the Risk Committee receives reports from the Executive Risk Management Committee and Information Technology ("IT") Steering Committee, which are committees at the management level, on the Corporation's cybersecurity processes. The Corporate Internal Audit Department performs periodic audits of the Corporation's information security practices and presents them to the Audit Committee of the Board. The scope of testing is in accordance with applicable regulatory guidance and prudent business practices. The periodicity of testing is determined by the Corporate Internal Audit Department based on their risk assessment. Findings from internal audit procedures are reported to Management and the Audit Committee of the Board of Directors. In addition, the Vendor Management Committee periodically reports to the Risk Committee about the Vendor Management program status. The Risk Committee provides the Board with updated information on the matters discussed in the Risk Committee meetings as it relates to the CISP and the overall information security strategic direction and evaluates and approves (if necessary) reports presented by executive management related to the information security strategic direction of the Corporation.

The CSO, led by the CSO Officer, oversees the CISP, its development, and any applicable updates in response to changes in operations and other circumstances, and reports on a quarterly basis to the IT Steering Committee and to the Board's Risk Committee. The CSO Officer, who has been in charge since 2016, has over 20 years of experience in functional expertise concerning all aspects of information security, integrity and privacy of systems, and data resources, and holds several relevant licenses and/or certifications. Also, certain topics related to information security are presented on an ad hoc basis to the Executive Risk Management Committee. The CSO provides the Board's Risk Committee regular reports and engages in discussions on the effectiveness of the CISP, including risk mitigation strategy and progress. The Board's Risk Committee reviews and approves the CISP annually and receives a report on the security safeguards annually.

See "Risk Management – Risk Governance" for more information on the Corporation's risk governance structure.

Item 2. Properties

As of December 31, 2023, First BanCorp. has ownership in the following principal buildings:

- Headquarters – Located at First Federal Building, 1519 Ponce de León Avenue, San Juan, Puerto Rico. Approximately 51% of this 16-story office building is owned by the Corporation.

- Service Center – Located at 1130 Muñoz Rivera Avenue, San Juan, Puerto Rico. This facility, which is fully occupied by the Corporation, houses over 1,000 employees from Human Resources, Data processing and operations, Administrative Operation, Mortgage operations, collections, and Loss Mitigation, and certain other departments.

- Consumer Lending Center – Located at 876 Muñoz Rivera Avenue, San Juan, Puerto Rico. This three-story facility is fully occupied by the Corporation and accommodates a retail branch, Money Express Headquarters, Auto Wholesale and Retail Financing, and Leasing Financing, among others.

The Corporation owns 18 retail branches and 10 office centers, other facilities, and/or parking lots. It leases 88 branch premises, loan and office centers and other facilities. In certain situations, financial services such as mortgage and insurance businesses and commercial banking services are in the same building or branch. All of these premises are in Puerto Rico, Florida, the USVI and the BVI. Management believes that the Corporation's properties are well maintained and are suitable for the Corporation's business as presently conducted.

Item 3. Legal Proceedings

Reference is made to Note 29 – "Regulatory Matters, Commitments and Contingencies" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K, which is incorporated herein by reference.

Item 4. Mine Safety Disclosure.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

INFORMATION ABOUT MARKET AND HOLDERS

The Corporation's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol FBP. On February 21, 2024, there were 296 holders of record of the Corporation's common stock, not including beneficial owners whose shares are held in the name of brokers or other nominees.

As of December 31, 2023 and 2022, the Corporation had 54,360,304 and 40,954,057 shares held as treasury stock, respectively. Refer to "Stock Repurchases" for more information on common stock repurchases during the fourth quarter of 2023 held as treasury stock.

DIVIDENDS

Since November 2018, the Corporation has made quarterly cash dividend payments on its shares of common stock. On February 8, 2024, the Corporation announced that its Board of Directors had declared a quarterly cash dividend of $0.16 per common share, which represents an increase of $0.02 per common share, or a 14% increase, compared to its most recent quarterly dividend paid in December 2023. The dividend is payable on March 8, 2024 to shareholders of record at the close of business on February 23, 2024. The Corporation intends to continue to pay quarterly dividends on common stock. However, the Corporation's common stock dividends, including the declaration, timing and amount, remain subject to consideration and approval by the Corporation's Board Directors at the relevant times. Information regarding restrictions on dividends, is set forth in Part I, Item 1, "Business -Supervision and Regulation– Dividend Restrictions" and incorporated herein by reference.

The PR Tax Code requires the withholding of income taxes from dividend income sourced within Puerto Rico to be received by any individual, resident of Puerto Rico or not, trusts and estates and by non-resident custodians, partnerships, and corporations.

Residents of Puerto Rico

A special tax of 15% withheld at source is imposed, in lieu of a regular tax, on any eligible dividends paid to individuals, trusts, and estates. Eligible dividends include dividends paid by a domestic Puerto Rico corporation. However, the taxpayer can elect to be excluded from the 15% special tax and be taxed at regular rates. Once this election is made, it is irrevocable. The election allows the taxpayer to include the eligible dividends received in ordinary income and take a credit for the amount of tax withheld in excess, if any.

Individuals that are residents of Puerto Rico are subject to an alternative minimum tax ("AMT") on the AMT Net Taxable Income if their regular tax liability is less than the alternative minimum tax liability. The AMT applies to individual taxpayers whose AMT Net Taxable Income exceeds $25,000. The individual AMT rate ranges from 1% to 24% depending on the AMT Net Taxable Income. The AMT Net Taxable Income includes various categories of tax-exempt income and income subject to preferential rates as provided by the PR Tax Code, such as dividends on the Corporation's common stock and long-term capital gains recognized on the disposition of the Corporation's common stock.

Nonresident U.S. Citizens

Dividends paid to a U.S. citizen who is not a resident of Puerto Rico will be subject to a 15% income tax. Nonresident U.S. citizens have the right to partial or total exemptions under section 1062.08 of the PR Tax Code.

Nonresident individuals that are not US citizens

Dividends paid to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 15% Puerto Rico income tax which will be withheld at source.

Foreign Corporations and Partnerships

Corporations and partnerships not organized under Puerto Rico laws that have not engaged in a trade or business in Puerto Rico during the taxable year in which the dividend, if any, is paid are subject to the 10% dividend tax withholding. Corporations or partnerships not organized under the laws of Puerto Rico that have engaged in a trade or business in Puerto Rico are not subject to the 10% withholding, but they must declare any dividend as ordinary income on their Puerto Rico income tax return.

STOCK REPURCHASES

Since April 2021, the Corporation's Board of Directors has announced three repurchase program authorizations for repurchases totaling up to $875 million of the Corporation's outstanding stock. Repurchases under the program may be executed through open market purchases, accelerated share repurchases and/or privately negotiated transactions or plans, including under plans complying with Rule 10b5-1 under the Exchange Act. During 2023, the Corporation repurchased 14,050,830 shares of its common stock at an average price of $14.23 for a total cost of $200.0 million, of which 8,969,998 million shares for a total cost of $125.0 million, were associated with the remaining amount of the 2022 capital plan authorization of $350 million and 5,080,832 million shares, for a total cost of $75.0 million, were associated with the 2023 capital plan authorization of $225 million. As of December 31, 2023, the Corporation has remaining authorization to repurchase approximately $150 million of common stock. The amount and timing of stock repurchases will be based on various factors, including our capital requirements, market conditions (including the trading price of our stock), and regulatory and legal considerations.

The following table provides information relating to the Corporation's purchases of shares of its common stock in the fourth quarter of 2023.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet be Purchased Under The Plans or Programs (in thousands) [1]
October 1, 2023 - October 31, 2023	1,835,096	$ 13.63	1,834,086	$ 200,000
November 1, 2023 - November 30, 2023	1,701,847	14.69	1,701,847	175,000
December 1, 2023 - December 31, 2023	1,544,899	16.18	1,544,899	150,000
Total	5,081,842 [2] [3]		5,080,832	

(1) As of December 31, 2023, the Corporation was authorized to purchase up to $225 million of the Corporation's common stock under the program, that was publicly announced on July 24, 2023, of which $75 million had been utilized. The remaining $150 million in the table represents the remaining amount authorized under the stock repurchase program as of December 31, 2023. The program does not obligate the Corporation to acquire any specific number of shares, does not have an expiration date and may be modified, suspended, or terminated at any time at the Corporation's discretion. Under the stock repurchase program, shares may be repurchased through open market purchases, accelerated share repurchases and/or privately negotiated transactions, including under plans complying with Rule 10b5-1 under the Exchange Act.

(2) Includes 5,080,832 shares of common stock repurchased in the open market at an average price of $14.76 for a total purchase price of approximately $75 million.

(3) Includes 1,010 shares of common stock acquired by the Corporation to cover minimum tax withholding obligations upon the vesting of equity-based awards. The Corporation intends to continue to satisfy statutory tax withholding obligations in connection with the vesting of outstanding restricted stock and performance units through the withholding of shares.

STOCK PERFORMANCE GRAPH

The following graph shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that First BanCorp. specifically incorporates this information by reference, and shall not otherwise be deemed filed with the SEC.

The graph below compares the cumulative total stockholder return of First BanCorp. during the measurement period with the cumulative total return, assuming reinvestment of dividends, of the S&P 500 Index and the S&P Supercom Banks Index (the "Peer Group"). The Performance Graph assumes that $100 was invested on December 31, 2018 in each of First BanCorp. common stock, the S&P 500 Index and the Peer Group. The comparisons in this table are set forth in response to SEC disclosure requirements and are therefore not intended to forecast or be indicative of future performance of First BanCorp.'s common stock.

The cumulative total stockholder return was obtained by dividing (i) the cumulative amount of dividends per share, assuming dividend reinvestment since the measurement point, December 31, 2018, plus (ii) the change in the per share price since the measurement date, by the share price at the measurement date.



Item 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The following MD&A relates to the accompanying audited consolidated financial statements of First BanCorp. (the "Corporation," "we," "us," "our," or "First BanCorp.") and should be read in conjunction with such financial statements and the notes thereto. This section also presents certain financial measures that are not based on generally accepted accounting principles in the United States of America ("GAAP"). See "Non-GAAP Financial Measures and Reconciliations" below for information about why non-GAAP financial measures are presented, reconciliations of non-GAAP financial measures to the most comparable GAAP financial measures, and references to non-GAAP financial measures reconciliations presented in other sections.

The detailed financial discussion that follows focuses on 2023 results compared to 2022. For a discussion of 2022 results compared to 2021, see Part I, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 28, 2023.

In this discussion and analysis of our financial condition and results of operations, we have included information that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are not historical facts or statements of current conditions, but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results, financial condition, liquidity and capital actions may differ materially from the anticipated results, financial condition, liquidity and capital actions in these forward-looking statements. Important factors that could cause our results, financial condition, liquidity and capital actions to differ from those in these statements include, among others, those described in "Risk Factors" in Part I, Item 1A of this Form 10-K.

EXECUTIVE SUMMARY

First BanCorp. is a diversified financial holding company headquartered in San Juan, Puerto Rico offering a full range of financial products to consumers and commercial customers through various subsidiaries. First BanCorp. is the holding company of FirstBank Puerto Rico ("FirstBank" or the "Bank") and FirstBank Insurance Agency. Through its wholly-owned subsidiaries, the Corporation operates in Puerto Rico, the United States Virgin Islands ("USVI"), the British Virgin Islands ("BVI"), and the state of Florida, concentrating on commercial banking, residential mortgage loans, credit cards, personal loans, small loans, auto loans and leases, and insurance agency activities.

Significant Events

Economy and Market Volatility

The Federal Reserve Board has implemented monetary policies designed to curb inflation. On January 11, 2024 the Federal Reserve Board published the core Personal Consumption Expenditures Price Index over the last 12 months, which showed that the all items index increased 2.9 percent before seasonal adjustment. Other recent indicators suggest that economic activity has been expanding. For 2023 as a whole, GDP has expanded at 3.1%. Although still strong, the labor market remains tight as payroll job gains have been well below those seen in 2022. In January 2024, the national unemployment rate was 3.7% for the third month in a row.

Following its January 31, 2024 meeting, the Federal Reserve Board announced its decision to leave the federal funds rate unchanged, at a target rate of 5.25% to 5.50%. The Federal Reserve Board commentary suggested that its policy rate is likely at its peak and that, if the economy continues to evolve as expected, it will likely be dialing back policy restraint at some point this year. Notwithstanding, it does not expect to reach such level of confidence by the time of the March 2024 meeting.

The Corporation closed an unprecedented and challenging year for the banking industry with strong financial performance and solid loan growth. Core deposits, other than government and brokered, contracted due to the use of excess liquidity across all market segments. Although the Corporation is seeing an expected correction in the credit cycle of the consumer lending business driven by lower levels of excess liquidity and inflationary pressures, the Corporation expects its ample reserve coverage levels and risk management framework to withstand the impact of any additional credit deterioration during 2024.

For 2024, the Corporation expects a reduction in the overall average cost of its deposits as interest rates start to decrease but expects to continue to be impacted by the shift from non-interest-bearing deposits to interest-bearing deposits, though at a lower degree. Also, the Corporation expects some reductions in deposit balances due to the customers' use of their excess liquidity, which could be replaced with wholesale funding sources. Assuming no meaningful changes to deposit balances, the Corporation expects net interest income to improve in 2024 since approximately $1 billion in expected cash inflows from the repayments and maturities of the investment portfolio, which is yielding less than 1.5%, will fund loan growth or be reinvested in higher yielding securities.

The Corporation remains confident that the economic prospects of Puerto Rico, its primary market, driven by a strong labor market and an unprecedented level of federal support, will support the Corporation in continuing to have a strong financial performance, sustainable levels of loan growth, and any additional credit deterioration contained.

Return of Capital to Shareholders and Dividend Payment Increase

In 2023, the Corporation returned approximately $300 million, or close to 100% of 2023 earnings, to its shareholders through $200 million in repurchases of common stock and the payment of approximately $100 million in common stock dividends.

For the year ended December 31, 2023, the Corporation repurchased 14.1 million shares of its common stock for a total cost of $200 million. Of this total, $75 million of common stock, representing 5.1 million common shares at a weighted-average price of $14.76, were repurchased under the $225 million stock repurchase program announced on July 24, 2023 (the "2023 Repurchase Plan"). As of February 21, 2024, the Corporation has repurchased approximately 7.1 million shares of common stock totaling $107.9 million through open market purchases under the 2023 Repurchase Plan. With the additional purchases, the Corporation has $117.1 million remaining for share repurchases under the 2023 Repurchase Plan, which it expects to execute through the end of the third quarter of 2024.

On February 8, 2024, the Corporation's Board of Directors declared a quarterly cash dividend of $0.16 per common share, which represents an increase of $0.02 per common share, or a 14% increase, compared to its most recent quarterly dividend paid in December 2023. The dividend is payable on March 8, 2024, to shareholders of record at the close of business on February 23, 2024. The increased quarterly dividend level equates to an annualized dividend of $0.64 per common share.

Legislative and Regulatory

A comprehensive discussion of legislative and regulatory matters affecting us can be found in Part I, Item 1, "Business – Supervision and Regulation" of this Form 10-K.

Overview of Results of Operations

The Corporation's results of operations depend primarily on its net interest income, which is the difference between the interest income earned on its interest-earning assets, including investment securities and loans, and the interest expense incurred on its interest-bearing liabilities, including deposits and borrowings. Net interest income is affected by various factors, including the following: (i) the interest rate environment; (ii) the volumes, mix, and composition of interest-earning assets, and interest-bearing liabilities; and (iii) the repricing characteristics of these assets and liabilities. The Corporation's results of operations also depend on the provision for credit losses, non-interest expenses (such as personnel, occupancy, professional service fees, the FDIC insurance premium, and other costs), non-interest income (mainly service charges and fees on deposits, cards and processing income, and insurance income), gains (losses) on mortgage banking activities, and income taxes.

The Corporation had net income of $302.9 million, or $1.71 per diluted common share, for the year ended December 31, 2023, compared to $305.1 million, or $1.59 per diluted common share, for the year ended December 31, 2022. Other relevant selected financial indicators for the periods presented are included below:

	Year Ended December 31,		
	2023	**2022**	**2021**
Key Performance Indicator: (1)			
Return on Average Assets (2)	1.62 %	1.57 %	1.38 %
Return on Average Common Equity (3)	21.86	18.66	12.56
Efficiency Ratio (4)	50.70	48.25	57.45

(1) These financial ratios are used by management to monitor the Corporation's financial performance and whether it is using its assets efficiently.
(2) Indicates how profitable the Corporation is in relation to its total assets and is calculated by dividing net income by its average total assets.
(3) Measures the Corporation's performance based on its average common stockholders' equity and is calculated by dividing net income by its average total common stockholders' equity.
(4) Measures how much the Corporation incurred to generate a dollar of revenue and is calculated by dividing non-interest expenses by total revenue.

The key drivers of the Corporation's GAAP financial results for the year ended December 31, 2023, compared to the year ended December 31, 2022, include the following:

- Net interest income for the year ended December 31, 2023 increased to $797.1 million, compared to $795.3 million for the year ended December 31, 2022. The increase in net interest income reflects a 10 basis points increase in net interest margin to 4.22%, which was mainly associated with the effect of both a higher interest rate environment, driving an increase in loan and investment security yields, and the growth in the consumer loan portfolio, partially offset by higher rates paid on deposits coupled with a change in the mix of deposit and borrowing composition. See "Net Interest Income" below for additional information.

- The provision for credit losses on loans, finance leases, unfunded loan commitments and debt securities for the year ended December 31, 2023 was $60.9 million, compared to $27.7 million for the year ended December 31, 2022. The increase was mainly driven by a combination of loan growth, higher delinquency and historical charge-off levels in the consumer loan and finance lease portfolios, and the effect in 2022 of reductions in qualitative reserves associated with reduced uncertainty around the economic impact of the COVID-19 pandemic, particularly on loans in the hotel, transportation and entertainment industries.

  Net charge-offs totaled $67.4 million for the year ended December 31, 2023, or 0.58% of average loans, compared to $34.2 million, or 0.31% of average loans, for the year ended December 31, 2022, mainly driven by a $29.1 million increase in consumer loans and finance leases net charge-offs. See "Provision for Credit Losses" and "Risk Management" below for the analysis of the allowance for credit losses ("ACL") and non-performing assets and related ratios.

- The Corporation recorded non-interest income of $132.7 million for the year ended December 31, 2023, compared to $123.1 million for the year ended December 31, 2022. The increase of $9.6 million in non-interest income was mainly driven by a $3.6 million gain recognized from a legal settlement, a $3.5 million increase in card and processing income, and a $3.0 million gain related to the sale of banking premise in the Florida region, partially offset by lower revenues from mortgage banking activities. See "Non-Interest Income" below for additional information.

- The Corporation recorded non-interest expenses of $471.4 million for the year ended December 31, 2023, compared to $443.1 million for the year ended December 31, 2022. The increase of $28.3 million in non-interest expenses mainly reflects a $16.8 million increase in employees' compensation and benefits expenses, mostly driven by annual salary merit increases and minimum wage adjustments, and a FDIC special assessment expense of $6.3 million. The efficiency ratio for the year ended December 31, 2023 was 50.70%, compared to 48.25% for the year ended December 31, 2022. See "Non-Interest Expenses" below for additional information.

- Income tax expense decreased to $94.6 million for the year ended December 31, 2023, compared to $142.5 million for 2022 driven by a lower effective tax rate and lower pre-tax income. The Corporation's annual effective tax rate, excluding entities with pre-tax losses from which a tax benefit cannot be recognized and discrete items, decreased to 23.5% for the year ended December 31, 2023, compared to 31.2% for 2022. See "Income Taxes" below and Note 22 – "Income Taxes" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K for additional information.

- As of December 31, 2023, total assets were approximately $18.9 billion, an increase of $275.1 million from December 31, 2022, primarily reflecting a $627.7 million increase in the total loan portfolio before the ACL and a $182.7 million increase in cash and cash equivalents, partially offset by a $452.4 million decrease in total investment securities net of a $165.4 million increase in the fair value of available-for-sale debt securities.

- As of December 31, 2023, total liabilities were $17.4 billion, an increase of $103.0 million from December 31, 2022, driven by a $412.5 million increase in total deposits, which includes a $677.5 million increase in brokered certificates of deposit ("CDs"), partially offset by a $272.2 million decrease in borrowings, primarily in short-term borrowings. See "Liquidity Risk Management" below for additional information about the Corporation's funding sources and strategy.

- The Bank's primary sources of funding are consumer and commercial core deposits, which exclude government deposits and brokered CDs. As of December 31, 2023, these core deposits, amounting to $12.6 billion, funded 66.64% of total assets. Excluding fully collateralized government deposits, estimated uninsured deposits amounted to $4.4 billion as of December 31, 2023. In addition to approximately $2.8 billion in cash and free high-quality liquid assets, the Bank maintains borrowing capacity at the Federal Home Loan Bank ("FHLB") and the Federal Reserve Bank of New York's (the "FED") Discount Window. As of December 31, 2023, the Corporation had approximately $1.5 billion available for funding under the FED's Discount Window and $924.2 million available for additional borrowing capacity on FHLB lines of credit based on collateral pledged at these entities. On a combined basis, as of December 31, 2023, the Corporation had $5.2 billion, or 118% of estimated uninsured deposits, available to meet liquidity needs. See "Liquidity Risk Management" below for additional information about the Corporation's funding sources and strategy.

- As of December 31, 2023, the Corporation's total stockholders' equity was $1.5 billion, an increase of $172.1 million from December 31, 2022, mainly driven by a $165.4 million increase in the fair value of available-for-sale debt securities recorded as part of accumulated other comprehensive loss and net income generated in 2023, partially offset by $200.0 million in repurchases of common stock and $99.6 million in dividends declared in 2023. The Corporation's CET1 capital, tier 1 capital, total capital, and leverage ratios were 16.10%, 16.10%, 18.57%, and 10.78%, respectively, as of December 31, 2023, compared to CET1 capital, tier 1 capital, total capital, and leverage ratios of 16.53%, 16.53%, 19.21%, and 10.70%, respectively, as of December 31, 2022. See "Risk Management – Capital" below for additional information.

- Total loan production, including purchases, refinancings, renewals, and draws from existing revolving and non-revolving commitments, decreased by $230.8 million to $5.1 billion for the year ended December 31, 2023. See "Financial Condition and Operating Data Analysis" below for additional information.

- Total non-performing assets were $125.9 million as of December 31, 2023, a decrease of $3.3 million, from December 31, 2022, primarily related to a decrease of $10.6 million in nonaccrual residential mortgage loans, partially offset by a $7.6 million increase in nonaccrual consumer loans, mainly in the auto loan and finance lease portfolios. See "Risk Management – Nonaccrual Loans and Non-Performing Assets" below for additional information.

- Adversely classified commercial and construction loans decreased by $26.1 million to $67.5 million as of December 31, 2023, compared to December 31, 2022, mainly driven by the payoff of a $24.3 million commercial and industrial ("C&I") participated loan in the Florida region.

NON-GAAP FINANCIAL MEASURES AND RECONCILIATIONS

The Corporation has included in this Form 10-K the following financial measures that are not recognized under GAAP, which are referred to as non-GAAP financial measures:

Net Interest Income, Interest Rate Spread, and Net Interest Margin, Excluding Valuations, and on a Tax-Equivalent Basis

Net interest income, interest rate spread, and net interest margin, excluding the changes in the fair value of derivative instruments and on a tax-equivalent basis, are reported in order to provide to investors additional information about the Corporation's net interest income that management uses and believes should facilitate comparability and analysis of the periods presented. The changes in the fair value of derivative instruments have no effect on interest due or interest earned on interest-bearing liabilities or interest-earning assets, respectively. The tax-equivalent adjustment to net interest income recognizes the income tax savings when comparing taxable and tax-exempt assets and assumes a marginal income tax rate. Income from tax-exempt earning assets is increased by an amount equivalent to the taxes that would have been paid if this income had been taxable at statutory rates. Management believes that it is a standard practice in the banking industry to present net interest income, interest rate spread, and net interest margin on a fully tax-equivalent basis. This adjustment puts all earning assets, most notably tax-exempt securities and tax-exempt loans, on a common basis that facilitates comparison of results to the results of peers.

See "Result of Operations – Net Interest Income" below, for the table that reconciles net interest income in accordance with GAAP to the non-GAAP financial measure of net interest income, excluding valuations, and on a tax-equivalent basis for the indicated periods. The table also reconciles net interest spread and net interest margin on a GAAP basis to these items excluding valuations, and on a tax-equivalent basis.

Tangible Common Equity Ratio and Tangible Book Value Per Common Share

The tangible common equity ratio and tangible book value per common share are non-GAAP financial measures that management believes are generally used by the financial community to evaluate capital adequacy. Tangible common equity is total common equity less goodwill and other intangibles. Similarly, tangible assets are total assets less goodwill and other intangibles. Management and many stock analysts use the tangible common equity ratio and tangible book value per common share in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of goodwill or other intangible assets, typically stemming from the use of the purchase method of accounting for mergers and acquisitions. Accordingly, the Corporation believes that disclosures of these financial measures may be useful to investors. Neither tangible common equity nor tangible assets, or the related measures, should be considered in isolation or as a substitute for stockholders' equity, total assets, or any other measure calculated in accordance with GAAP. Moreover, the manner in which the Corporation calculates its tangible common equity, tangible assets, and any other related measures may differ from that of other companies reporting measures with similar names.

See "Risk Management – Capital" below for the table that reconciles the Corporation's total equity and total assets in accordance with GAAP to the tangible common equity and tangible assets figures used to calculate the non-GAAP financial measures of tangible common equity ratio and tangible book value per common share.

Adjusted Net Income, Adjusted Non-Interest Income and Adjusted Non-Interest Expenses

To supplement the Corporation's financial statements presented in accordance with GAAP, the Corporation uses, and believes that investors benefit from disclosure of, non-GAAP financial measures that reflect adjustments to net income, non-interest income and non-interest expenses to exclude items that management believes are not reflective of core operating performance ("Special Items"). The financial results for the year ended December 31, 2022 did not include any significant Special Items. The financial results for the years ended December 31, 2023 and 2021 included the following Special Items:

Year Ended December 31, 2023

- A $6.3 million ($3.9 million after-tax) FDIC special assessment expense recognized as a result of the final rule approved by the FDIC Board of Directors on November 16, 2023 to recover the loss to the Deposit Insurance Fund associated with protecting uninsured deposits following certain financial institution failures during the first half of 2023 by means of a quarterly special assessment rate of 3.36 basis points to be applied to the special assessment base during an eight-quarter collection period. The special assessment base is equal to estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion of such deposits. The FDIC special assessment is reflected in the consolidated statements of income as part of "FDIC deposit insurance" expenses, which reflects the expected total payment to be made to the FDIC as of December 31, 2023.

- A $3.6 million ($2.3 million after-tax) gain recognized from a legal settlement reflected in the consolidated statements of income as part of "Other non-interest income."

- A $1.6 million gain on the repurchase of $21.4 million in junior subordinated debentures reflected in the consolidated statements of income as "Gain on early extinguishment of debt." The junior subordinated debentures are reflected in the consolidated statements of financial condition as "Other long-term borrowings." The purchase price equated to 92.5% of the $21.4 million par value of the trust-preferred securities ("TRuPs"). The 7.5% discount resulted in the gain of $1.6 million. The gain, realized at the holding company level, had no effect on the income tax expense recorded in 2023.

Year Ended December 31, 2021

- Merger and restructuring costs of $26.4 million ($16.5 million after-tax) in connection with the Banco Santander Puerto Rico ("BSPR") acquisition integration process and related restructuring initiatives. Merger and restructuring costs included approximately $6.5 million related to a Voluntary Employee Separation Program (the "VSP") as well as involuntary separation actions implemented in the Puerto Rico region. In addition, merger and restructuring costs included costs related to system conversions, accelerated depreciation charges related to planned closures and consolidation of branches in accordance with the Corporation's integration and restructuring plan, and other integration related efforts.

- Costs of $3.0 million ($1.9 million after-tax) related to the COVID-19 pandemic response efforts, primarily costs related to additional cleaning, safety materials, and security measures.

Adjusted Net Income – The following table reconciles for the years ended December 31, 2023 and 2021, the reported net income to adjusted net income, a non-GAAP financial measure that excludes the Special Items identified above, and shows the net income reported for the year ended December 31, 2022.

	Year Ended December 31,		
	2023	**2022**	**2021**
(In thousands)			
Net income, as reported (GAAP)	$ 302,864	$ 305,072	$ 281,025
Adjustments:			
Merger and restructuring costs	-	-	26,435
FDIC special assessment expense	6,311	-	-
COVID-19 pandemic-related expenses	-	-	2,958
Gain recognized from a legal settlement	(3,600)	-	-
Gain on early extinguishment of debt	(1,605)	-	-
Income tax impact of adjustments (1)	(1,017)	-	(11,023)
Adjusted net income (Non-GAAP)	$ 302,953	$ 305,072	$ 299,395

(1) See "Adjusted Net Income, Adjusted Non-Interest Income and Adjusted Non-Interest Expenses" above for the individual tax impact related to the above adjustments, which were based on the Puerto Rico statutory tax rate of 37.5%, as applicable.

Adjusted non-interest expenses – Non-interest expenses for the year ended December 31, 2023 were adjusted for the aforementioned $6.3 million FDIC special assessment expense reflected in the consolidated statements of income as part of "FDIC deposit insurance" expenses.

The following table reconciles for the year ended December 31, 2021 the non-interest expenses to adjusted non-interest expenses, which is a non-GAAP financial measure that excludes the relevant Special Items identified above:

2021	Non-Interest Expenses (GAAP)	Merger and Restructuring Costs	COVID 19 Pandemic-Related Expenses	Adjusted (Non-GAAP)
(In thousands)				
Non-interest expenses	$ 488,974	$ 26,435	$ 2,958	$ 459,581
Employees' compensation and benefits	200,457	-	67	200,390
Occupancy and equipment	93,253	-	2,601	90,652
Business promotion	15,359	-	22	15,337
Professional service fees	59,956	-	-	59,956
Taxes, other than income taxes	22,151	-	261	21,890
FDIC deposit insurance	6,544	-	-	6,544
Net gain on OREO operations	(2,160)	-	-	(2,160)
Credit and debit card processing expenses	22,169	-	-	22,169
Communications	9,387	-	-	9,387
Merger and restructuring costs	26,435	26,435	-	-
Other non-interest expenses	35,423	-	7	35,416

CRITICAL ACCOUNTING ESTIMATES

The accounting principles of the Corporation and the methods of applying these principles conform to GAAP. In preparing the consolidated financial statements, management is required to make estimates, assumptions, and judgments that affect the amounts recorded for assets, liabilities and contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates require assumptions and judgments about uncertain matters that could have a material effect on the consolidated financial statements. The Corporation's critical accounting estimates that are particularly susceptible to significant changes include the following: (i) the ACL; (ii) valuation of financial instruments; and (iii) income taxes. Actual results could differ from estimates and assumptions if different outcomes or conditions prevail.

Allowance for Credit Losses

The Corporation maintains an ACL for loans and finance leases based upon management's estimate of the lifetime expected credit losses in the loan portfolio, as of the balance sheet date, excluding loans held for sale. Additionally, the Corporation maintains an ACL for held-to-maturity and available-for-sale debt securities, and other off-balance sheet credit exposures (*e.g.,* unfunded loan commitments). For loans and finance leases, unfunded loan commitments, and held-to-maturity debt securities, the estimate of lifetime credit losses includes the use of quantitative models that incorporate forward-looking macroeconomic scenarios that are applied over the contractual lives of the portfolios, adjusted, as appropriate, for prepayments and permitted extension options using historical experience. For purposes of the ACL for lending commitments, such allowance is determined using the same methodology as the ACL for loans, while also taking into consideration the probability of drawdowns or funding, and whether such commitments are cancellable by us. The ACL for available-for-sale debt securities is measured using a risk-adjusted discounted cash flow approach that also considers relevant current and forward-looking economic variables and the ACL is limited to the difference between the fair value of the security and its amortized cost. Judgment is specifically applied in the determination of economic assumptions, the length of the initial loss forecast period, the reversion of losses beyond the initial forecast period, historical loss expectations, usage of macroeconomic scenarios, and qualitative factors, which may not be adequately captured in the loss model, as further discussed below.

The macroeconomic scenarios utilized by the Corporation include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, unemployment rates, housing and commercial real estate prices, gross domestic product levels, retail sales, interest rate forecasts, corporate bond spreads, and changes in equity market prices. The Corporation derives the economic forecasts it uses in its ACL model from Moody's Analytics. The latter has a large team of economists, database managers and operational engineers with a history of producing monthly economic forecasts for over 25 years.

The Corporation has currently set an initial forecast period ("reasonable and supportable period") of two years and a reversion period of up to three years, utilizing a straight-line approach and reverting back to the historical macroeconomic mean for Puerto Rico and the Virgin Islands regions. For the Florida region, the methodology considers a reasonable and supportable forecast period and an implicit reversion towards the historical trend that varies for each macroeconomic variable. After the reversion period, a historical loss forecast period covering the remaining contractual life, adjusted for prepayments, is used based on the change in key historical economic variables during representative historical expansionary and recessionary periods. Changes in economic forecasts impact the probability of default ("PD"), loss-given default ("LGD"), and exposure at default ("EAD") for each instrument, and therefore influence the amount of future cash flows for each instrument that the Corporation does not expect to collect.

Further, the Corporation periodically considers the need for qualitative adjustments to the ACL. Qualitative adjustments may be related to and include, but not be limited to, factors such as the following: (i) management's assessment of economic forecasts used in the model and how those forecasts align with management's overall evaluation of current and expected economic conditions; (ii) organization specific risks such as credit concentrations, collateral specific risks, nature, and size of the portfolio and external factors that may ultimately impact credit quality, and (iii) other limitations associated with factors such as changes in underwriting and loan resolution strategies, among others. The qualitative factors applied at December 31, 2023, and the importance and levels of the qualitative factors applied, may change in future periods depending on the level of changes to items such as the uncertainty of economic conditions and management's assessment of the level of credit risk within the loan portfolio as a result of such changes, compared to the amount of ACL calculated by the model. The evaluation of qualitative factors is inherently imprecise and requires significant management judgment.

The ACL can also be impacted by factors outside the Corporation's control, which include unanticipated changes in asset quality of the portfolio, such as deterioration in borrower delinquencies, or credit scores in our residential real estate and consumer portfolio. Further, the current fair value of collateral is utilized to assess the expected credit losses when a financial asset is considered to be collateral dependent.

Our process for determining the ACL is further discussed in Note 1 – "Nature of Business and Summary of Significant Accounting Policies" included in Part II, Item 8 of this Form 10-K. Also, see "Allowance for Credit Losses for Loans and Finance Leases" below for additional information on the weighting of economic scenarios to estimate the ACL, changes in key economic variables, and the ACL sensitivity analysis performed as of December 31, 2023.

Valuation of financial instruments

The measurement of fair value is fundamental to the Corporation's presentation of its financial condition and results of operations. The Corporation holds debt and equity securities, derivatives, and other financial instruments at fair value. The Corporation's significant assets reflected at fair value on a recurring basis on the Corporation's financial statements consisted of available-for-sale debt securities amounting to $5.2 billion as of December 31, 2023. In addition, fair value is also used on a non-recurring basis for measuring the fair value of assets such as collateral dependent loans, other real estate owned ("OREO") properties, and loans held for sale.

Assets and liabilities carried at fair value inherently include subjectivity and may require the use of significant assumptions, adjustments and judgment including, among others, discount rates, cash flows, default rates, and loss rates. A significant change in assumptions may result in a significant change in fair value, which in turn, may result in a higher degree of financial statement volatility and could result in significant impact on our results of operations, financial condition or disclosures of fair value information.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Corporation categorizes the fair value of its available-for-sale debt securities using a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the Corporation (observable inputs) and the Corporation's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy of inputs used in determining the fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. The hierarchy level assigned to each security in the Corporation's investment portfolio was based on management's assessment of the transparency and reliability of the inputs used to estimate the fair values at the measurement date.

The fair value of U.S. Treasury securities included as part of the available-for-sale debt securities portfolio and equity securities with readily determinable fair values was based on unadjusted quoted market prices (Level 1). If quoted market prices are unavailable, the fair value is based on market prices for comparable assets (as is the case with mortgage-backed securities ("MBS") and U.S. agency debt securities) that are based on observable market parameters, including benchmark yields, reported trades, quotes from brokers or dealers, issuer spreads, bids, offers, and reference data, including market research operations, when available (Level 2). Observable prices in the market already consider the risk of nonperformance. If listed prices or quotes are not available, fair value is based upon discounted cash flow models that use unobservable inputs due to the limited market activity of the instrument, as is the case with private label MBS held by the Corporation (Level 3). Assets are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

Private label MBS are collateralized by fixed-rate mortgages on single-family residential properties in the U.S. with original FICO scores over 700 and moderate loan-to-value ratios (under 80%), as well as moderate delinquency levels. The interest rate on these securities is variable, tied to 3-month CME Term Secured Overnight Financing Rate ("SOFR") plus a tenor spread adjustment of 0.26161% and the original spread limited to the weighted-average coupon of the underlying collateral. The market valuation represents the estimated net cash flows over the projected life of the pool of underlying assets applying a discount rate that reflects market observed floating spreads over SOFR, with a widening spread based on a nonrated security. The market valuation is derived from a model that utilizes relevant assumptions such as the prepayment rate, default rate, and loss severity on a loan level basis. The Corporation modeled the cash flow from the fixed-rate mortgage collateral using a static cash flow analysis according to collateral attributes of the underlying mortgage pool (*i.e.*, loan term, current balance, note rate, rate adjustment type, rate adjustment frequency, rate caps, and others) in combination with prepayment forecasts based on historical portfolio performance. The Corporation models the variable cash flow of the security using the 3-month CME Term SOFR forward curve.

Declines in fair value that are credit-related are recorded on the balance sheet through an ACL with a corresponding adjustment to provision for credit losses and declines that are non-credit-related are recognized through other comprehensive income (loss).

If the Corporation intends to sell a debt security in an unrealized loss position or determines that it is more likely than not that the Corporation will be required to sell a debt security before it recovers its amortized cost basis, the debt security is written down to fair value through earnings. As of December 31, 2023, the Corporation did not intend to sell any debt securities in an unrealized loss position and it is not more likely than not that the Corporation will be required to sell any debt securities before recovery of their amortized cost basis.

For debt securities in an unrealized loss position for which the Corporation does not intend to sell the debt security and it is not more likely than not that the Corporation will be required to sell the debt security, the Corporation determines whether the loss is due to credit-related factors or non-credit-related factors. For debt securities in an unrealized loss position for which the losses are determined to be the result of both credit-related and non-credit-related factors, the credit loss is determined as the difference between the present value of the cash flows expected to be collected, and the amortized cost basis of the debt security.

Available-for-sale debt securities held by the Corporation at year-end primarily consisted of securities issued by U.S. government-sponsored entities ("GSEs"), and the aforementioned private label MBS. Given the explicit and implicit guarantees provided by the U.S. federal government, the Corporation believes the credit risk in securities issued by the GSEs is low. For the year ended December 31, 2023, the Corporation determined the credit losses for private label MBS based on a risk-adjusted discounted cash flow methodology that considers qualitative and quantitative factors specific to the instruments, including PDs and LGDs that considered, among other things, historical payment performance, loan-to-value attributes, and relevant current and forward-looking macroeconomic variables, such as regional unemployment rates and the housing price index. Under this approach, expected cash flows (interest and principal) were discounted at the U.S. Treasury yield curve as of the reporting date.

See Note 25 – "Fair Value" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K, for additional information.

Income Taxes

The Corporation is required to estimate income taxes in preparing its consolidated financial statements. This involves the estimation of current income tax expense together with an assessment of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The determination of current income tax expense involves estimates and assumptions that require the Corporation to assume certain positions based on its interpretation of current tax regulations. Management assesses the relative benefits and risks of the appropriate tax treatment of transactions, taking into account statutory, judicial and regulatory guidance, and recognizes tax benefits only when deemed probable. Changes in assumptions affecting estimates may be required in the future and estimated tax liabilities may need to be increased or decreased accordingly. The Corporation adjusts the accrual of tax contingencies in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. The Corporation's effective tax rate includes the impact of tax contingencies and changes to such accruals, as considered appropriate by management. When particular tax matters arise, a number of years may elapse before such matters are audited by the taxing authorities and finally resolved. Favorable resolution of such matters or the expiration of the statute of limitations may result in the release of tax contingencies that the Corporation recognizes as a reduction to its effective tax rate in the year of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate and may require the use of cash in the year of resolution.

As of December 31, 2023, we had $150.1 million of deferred tax assets, net of a related valuation allowance of $139.2 million. The determination of deferred tax expense or benefit is based on changes in the carrying amounts of assets and liabilities that generate temporary differences and recognizes enacted changes in tax rates and laws in the period in which they occur. The carrying value of the Corporation's net deferred tax asset assumes that the Corporation will be able to generate sufficient future taxable income based on estimates and assumptions. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. The determination of whether a valuation allowance for deferred tax assets is appropriate is subject to considerable judgment and requires the evaluation of positive and negative evidence that can be objectively verified. Positive evidence necessary to overcome the negative evidence includes whether future taxable income in sufficient amounts and character within the carryforward periods is available under the tax law. Consideration must be given to all sources of taxable income including, as applicable, the future reversal of existing temporary differences, future taxable income forecasts exclusive of the reversal of temporary differences and carryforwards, and tax planning strategies. When negative evidence (e.g., cumulative losses in recent years, history of operating loss or tax credit carryforwards expiring unused) exists, more positive evidence than negative evidence will be necessary. The Corporation has concluded that based on the level of positive evidence, it is more likely than not that the deferred tax asset will be realized, net of the existing valuation allowances at December 31, 2023 and 2022. However, there is no guarantee that the tax benefits associated with the deferred tax assets will be fully realized. The positive evidence considered by management in arriving at its conclusion included factors such as the following: FirstBank's three-year cumulative income position; and sustained periods of profitability; management's proven ability to forecast future income accurately and execute tax strategies. The negative evidence considered by management included the following: uncertainties about the state of the Puerto Rico economy, including considerations relating to the pandemic recovery funds together with Puerto Rico government debt restructuring and the ultimate sustainability of the latest fiscal plan certified by the Puerto Rico Oversight, Management, and Economic Stability Act ("PROMESA") oversight board.

See Note 22 – "Income Taxes" to the audited consolidated financial statements included in Part II, Item 8 on Form 10-K for further information related to income taxes.

OTHER ESTIMATES

In addition to the critical accounting estimates we make in connection with the ACL, fair value measurements, and the accounting for income taxes, the use of estimates and assumptions is also important in determining the accounting for goodwill and identifiable intangible assets, pension and postretirement benefit obligations, and provisions for losses that may arise from litigation and regulatory proceedings (including governmental investigations).

Goodwill is assessed for impairment at least annually and more frequently if circumstances exist that indicate a possible reduction in the fair value of a reporting unit below its carrying value. When assessing goodwill for impairment, first, a qualitative assessment can be made to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its estimated carrying value. If the results of the qualitative assessment are not conclusive, a quantitative goodwill test is performed. Estimating the fair value of our reporting units requires judgment. Critical inputs to the fair value estimates may include projected earnings, macroeconomic conditions, interest rate levels, and peers performance. See Note 1 – "Nature of Business and Summary of Significant Accounting Policies" and Note 9 – "Goodwill and Other Intangibles" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K for further information about goodwill and identifiable intangible assets. Based on our annual impairment qualitative analysis of goodwill conducted in the fourth quarter of 2023, it was determined that it is more-likely-than-not that the fair value of the reporting units exceeded their carrying value; therefore, goodwill is considered not impaired.

Identifiable intangible assets are tested for impairment when events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. Judgment is required to evaluate whether indications of potential impairment have occurred, and to test intangible assets for impairment, if required. An impairment is recognized if the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value. The amortization of identified intangible assets is based upon the estimated economic benefits to be received over their economic life, which is also subjective. Customer attrition rates that are based on historical experience are used to determine the estimated economic life of intangibles assets.

The Corporation maintains two frozen qualified noncontributory defined benefit pension plans, and a related complementary postretirement benefits plan covering medical benefits and life insurance after retirement. Calculation of the obligations and related expenses under these plans requires the use of actuarial valuation methods and assumptions, which are subject to management judgment and may differ if different assumptions are used. The discount rate assumption used to measure the postretirement benefit obligation is estimated as the single equivalent rate such that the present value of the plan's projected benefit obligation cash flows using the single rate equals the present value of those cash flows using the above mean actuarial yield curves. See Note 19 – "Employee Benefit Plans" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K, for disclosures related to the benefit plans.

As necessary, we also estimate and provide for potential losses that may arise out of litigation and regulatory proceedings to the extent that such losses are probable and can be reasonably estimated. Judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our total estimated liability with respect to litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, our experience and the experience of others in similar cases, proceedings or investigations, and the opinions and views of legal counsel. The outcomes of legal actions are unpredictable and subject to significant uncertainties, and it is inherently difficult to determine whether any loss is probable or even possible. It is also inherently difficult to estimate the amount of any loss and there may be matters for which a loss is probable or reasonably possible but not currently estimable. Accordingly, actual losses may be in excess of the established accrual or the range of reasonably possible loss. See Note 29 – "Regulatory Matters, Commitments and Contingencies" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the excess of interest earned by First BanCorp. on its interest-earning assets over the interest incurred on its interest-bearing liabilities. First BanCorp.'s net interest income is subject to interest rate risk due to the repricing and maturity mismatch of the Corporation's assets and liabilities. In addition, variable sources of interest income, such as loan fees, periodic dividends, and collection of interest in nonaccrual loans, can fluctuate from period to period. Net interest income for the year ended December 31, 2023 was $797.1 million, compared to $795.3 million for the year ended December 31, 2022. On a tax-equivalent basis and excluding the changes in the fair value of derivative instruments, net interest income for the year ended December 31, 2023 was $818.0 million, compared to $828.4 million for the year ended December 31, 2022.

The following tables include a detailed analysis of net interest income for the indicated periods. Part I presents average volumes (based on the average daily balance) and rates on an adjusted tax-equivalent basis and Part II presents, also on an adjusted tax-equivalent basis, the extent to which changes in interest rates and changes in the volume of interest-related assets and liabilities have affected the Corporation's net interest income. For each category of interest-earning assets and interest-bearing liabilities, the tables provide information on changes in (i) volume (changes in volume multiplied by prior period rates), and (ii) rate (changes in rate multiplied by prior period volumes). The Corporation has allocated rate-volume variances (changes in rate multiplied by changes in volume) to either the changes in volume or the changes in rate based upon the effect of each factor on the combined totals.

Net interest income on an adjusted tax equivalent basis and excluding the change in the fair value of derivative instruments is a non-GAAP financial measure. For the definition of this non-GAAP financial measure, refer to the discussion in "Non-GAAP Financial Measures and Reconciliations" above.

Part I

Year Ended December 31,	Average volume			Interest income [1] / expense			Average rate [1]		
(Dollars in thousands)	2023	2022	2021	2023	2022	2021	2023	2022	2021
Interest-earning assets:									
Money market and other short-term investments	$ 584,083	$ 1,156,127	$ 2,012,617	$ 30,419	$ 11,791	$ 2,662	5.21%	1.02%	0.13%
Government obligations [2]	2,843,284	2,870,889	2,065,522	40,314	39,033	27,058	1.42%	1.36%	1.31%
MBS	3,702,908	4,052,660	4,064,343	67,641	85,090	57,159	1.83%	2.10%	1.41%
FHLB stock	36,606	20,419	28,208	2,799	1,114	1,394	7.65%	5.46%	4.94%
Other investments	14,167	12,747	10,254	490	126	61	3.46%	0.99%	0.59%
Total investments [3]	7,181,048	8,112,842	8,180,944	141,663	137,154	88,334	1.97%	1.69%	1.08%
Residential mortgage loans	2,814,102	2,886,594	3,277,087	160,009	160,359	177,747	5.69%	5.56%	5.42%
Construction loans	172,952	121,642	181,470	14,811	7,350	12,766	8.56%	6.04%	7.03%
C&I and commercial mortgage loans	5,244,503	5,092,638	5,228,150	365,185	281,486	261,333	6.96%	5.53%	5.00%
Finance leases	789,870	636,507	518,757	60,909	46,842	38,532	7.71%	7.36%	7.43%
Consumer loans	2,704,877	2,461,632	2,207,685	301,756	262,542	239,725	11.16%	10.67%	10.86%
Total loans [4][5]	11,726,304	11,199,013	11,413,149	902,670	758,579	730,103	7.70%	6.77%	6.40%
Total interest-earning assets	$ 18,907,352	$ 19,311,855	$ 19,594,093	$ 1,044,333	$ 895,733	$ 818,437	5.52%	4.64%	4.18%
Interest-bearing liabilities:									
Time deposits	$ 2,590,313	$ 2,213,145	$ 2,636,303	$ 68,605	$ 18,102	$ 26,138	2.65%	0.82%	0.99%
Brokered CDs	348,829	69,694	141,959	16,630	1,500	2,982	4.77%	2.15%	2.10%
Other interest-bearing deposits	7,664,793	8,279,320	8,162,280	100,226	26,759	12,362	1.31%	0.32%	0.15%
Securities sold under agreements to repurchase	54,570	194,948	300,482	2,769	7,555	9,963	5.07%	3.88%	3.32%
Advances from the FHLB	541,000	179,452	354,055	24,608	5,136	8,199	4.55%	2.86%	2.32%
Other borrowings	171,184	184,173	183,762	13,538	8,269	5,135	7.91%	4.49%	2.79%
Total interest-bearing liabilities	$ 11,370,689	$ 11,120,732	$ 11,778,841	$ 226,376	$ 67,321	$ 64,779	1.99%	0.61%	0.55%
Net interest income on a tax-equivalent basis and excluding valuations - non-GAAP				$ 817,957	$ 828,412	$ 753,658			
Interest rate spread							3.53%	4.03%	3.63%
Net interest margin							4.33%	4.29%	3.85%

(1) On an adjusted tax-equivalent basis. The Corporation estimated the adjusted tax-equivalent yield by dividing the interest rate spread on exempt assets by 1 less the Puerto Rico statutory tax rate of 37.5% and adding to it the cost of interest-bearing liabilities. The tax-equivalent adjustment recognizes the income tax savings when comparing taxable and tax-exempt assets. Management believes that it is a standard practice in the banking industry to present net interest income, interest rate spread and net interest margin on a fully tax-equivalent basis. Therefore, management believes these measures provide useful information to investors by allowing them to make peer comparisons. The Corporation excludes changes in the fair value of derivatives from interest income because the changes in valuation do not affect interest received. See "Non-GAAP Financial Measures and Reconciliations" above.

(2) Government obligations include debt issued by government-sponsored agencies.

(3) Unrealized gains and losses on available-for-sale debt securities are excluded from the average volumes.

(4) Average loan balances include the average of nonaccrual loans.

(5) Interest income on loans includes $11.9 million, $11.2 million and $10.5 million for the years ended December 31, 2023, 2022 and 2021, respectively, of income from prepayment penalties and late fees related to the Corporation's loan portfolio.

Part II

(In thousands)	Year Ended December 31,					
	2023 Compared to 2022			**2022 Compared to 2021**		
	Variance due to:			**Variance due to:**		
	Volume	**Rate**	**Total**	**Volume**	**Rate**	**Total**
Interest income on interest-earning assets:						
Money market and other short-term investments	$ (17,813)	$ 36,441	$ 18,628	$ (4,934)	$ 14,063	$ 9,129
Government obligations	(382)	1,663	1,281	10,914	1,061	11,975
MBS	(6,963)	(10,486)	(17,449)	(205)	28,136	27,931
FHLB stock	1,118	567	1,685	(405)	125	(280)
Other investments	16	348	364	17	48	65
Total investments	(24,024)	28,533	4,509	5,387	43,433	48,820
Residential mortgage loans	(4,075)	3,725	(350)	(21,437)	4,049	(17,388)
Construction loans	3,751	3,710	7,461	(3,793)	(1,623)	(5,416)
C&I and commercial mortgage loans	8,618	75,081	83,699	(7,132)	27,285	20,153
Finance leases	11,737	2,330	14,067	8,706	(396)	8,310
Consumer loans	26,758	12,456	39,214	27,330	(4,513)	22,817
Total loans	46,789	97,302	144,091	3,674	24,802	28,476
Total interest income	$ 22,765	$ 125,835	$ 148,600	$ 9,061	68,235	$ 77,296
Interest expense on interest-bearing liabilities:						
Time deposits	$ 3,574	$ 46,929	$ 50,503	$ (3,844)	(4,192)	(8,036)
Brokered CDs	11,608	3,522	15,130	(1,537)	55	(1,482)
Other interest-bearing deposits	(5,011)	78,478	73,467	180	14,217	14,397
Securities sold under agreements to repurchase	(6,282)	1,496	(4,786)	(3,795)	1,387	(2,408)
Advances from the FHLB	15,066	4,406	19,472	(4,520)	1,457	(3,063)
Other borrowings	(805)	6,074	5,269	9	3,125	3,134
Total interest expense	18,150	140,905	159,055	(13,507)	16,049	2,542
Change in net interest income	$ 4,615	$ (15,070)	$ (10,455)	$ 22,568	52,186	$ 74,754

   Portions of the Corporation's interest-earning assets, mostly investments in obligations of some U.S. government agencies and GSEs, generate interest that is exempt from income tax, principally in Puerto Rico. Also, interest and gains on sales of investments held by the Corporation's international banking entities ("IBEs") are tax-exempt under Puerto Rico tax law (see Note 22 – "Income Taxes" to the audited consolidated financial statements herein for additional information). Management believes that the presentation of interest income on an adjusted tax-equivalent basis facilitates the comparison of all interest data related to these assets. The Corporation estimated the tax equivalent yield by dividing the interest rate spread on exempt assets by 1 less the Puerto Rico statutory tax rate (37.5%) and adding to it the average cost of interest-bearing liabilities. The computation considers the interest expense disallowance required by Puerto Rico tax law.

   Management believes that the presentation of net interest income, excluding the effects of the changes in the fair value of the derivative instruments ("valuations"), provides additional information about the Corporation's net interest income and facilitates comparability and analysis from period to period. The changes in the fair value of the derivative instruments have no effect on interest earned on interest-earning assets.

The following table reconciles net interest income in accordance with GAAP to net interest income, excluding valuations, and net interest income on an adjusted tax-equivalent basis for the indicated periods. The table also reconciles net interest spread and net interest margin on a GAAP basis to these items excluding valuations, and on an adjusted tax-equivalent basis:

	Year Ended December 31,		
	2023	**2022**	**2021**
(Dollars in thousands)			
Interest income - GAAP	$ 1,023,486	$ 862,614	$ 794,708
Unrealized loss (gain) on derivative instruments	8	(30)	(24)
Interest income excluding valuations - non-GAAP	1,023,494	862,584	794,684
Tax-equivalent adjustment	20,839	33,149	23,753
Interest income on a tax-equivalent basis and excluding valuations - non-GAAP	$ 1,044,333	$ 895,733	$ 818,437
Interest expense - GAAP	$ 226,376	$ 67,321	$ 64,779
Net interest income - GAAP	$ 797,110	$ 795,293	$ 729,929
Net interest income excluding valuations - non-GAAP	$ 797,118	$ 795,263	$ 729,905
Net interest income on a tax-equivalent basis and excluding valuations - non-GAAP	$ 817,957	$ 828,412	$ 753,658
Average Balances			
Loans and leases	$ 11,726,304	$ 11,199,013	$ 11,413,149
Total securities, other short-term investments and interest-bearing cash balances	7,181,048	8,112,842	8,180,944
Average Interest-Earning Assets	$ 18,907,352	$ 19,311,855	$ 19,594,093
Average Interest-Bearing Liabilities	$ 11,370,689	$ 11,120,732	$ 11,778,841
Average Assets	$ 18,706,423	$ 19,378,649	$ 20,303,033
Average Non-Interest-Bearing Deposits	$ 5,741,345	$ 6,391,171	$ 6,063,715
Average Yield/Rate			
Average yield on interest-earning assets - GAAP	5.41%	4.47%	4.06%
Average rate on interest-bearing liabilities - GAAP	1.99%	0.61%	0.55%
Net interest spread - GAAP	3.42%	3.86%	3.51%
Net interest margin - GAAP	4.22%	4.12%	3.73%
Average yield on interest-earning assets excluding valuations - non-GAAP	5.41%	4.47%	4.06%
Average rate on interest-bearing liabilities	1.99%	0.61%	0.55%
Net interest spread excluding valuations - non-GAAP	3.42%	3.86%	3.51%
Net interest margin excluding valuations - non-GAAP	4.22%	4.12%	3.73%
Average yield on interest-earning assets on a tax-equivalent basis and excluding valuations non-GAAP	5.52%	4.64%	4.18%
Average rate on interest-bearing liabilities	1.99%	0.61%	0.55%
Net interest spread on a tax-equivalent basis and excluding valuations - non-GAAP	3.53%	4.03%	3.63%
Net interest margin on a tax-equivalent basis and excluding valuations - non-GAAP	4.33%	4.29%	3.85%

Net interest income amounted to $797.1 million for the year ended December 31, 2023, an increase of $1.8 million, when compared to $795.3 million for same period in 2022. The $1.8 million increase in net interest income was primarily due to:

- A $142.7 million increase in interest income on loans consisting of:

  - An $89.0 million increase in interest income on commercial and construction loans, driven by the effect of higher market interest rates on the upward repricing of variable-rate loans and on new loan originations and, to a lesser extent, an increase of $259.0 million in the average balance of this portfolio (excluding Small Business Administration Paycheck Protection Program ("SBA PPP") loans). These variances were partially offset by a $7.6 million reduction in interest income from SBA PPP loans.

    As of December 31, 2023, the interest rate on approximately 55% of the Corporation's commercial and construction loans was tied to variable rates, with 33% based upon SOFR of 3 months or less, 13% based upon the Prime rate index, and 9% based on other indexes. For the year ended December 31, 2023, the average one-month SOFR increased 321 basis points, the average three-month SOFR increased 298 basis points, and the average Prime rate increased 333 basis points, compared to the average rates for such indexes for the year ended December 31, 2022.

  - A $53.3 million increase in interest income on consumer loans and finance leases, driven by an increase of $396.6 million in the average balance of this portfolio and, to a lesser extent, the upward repricing of the credit cards portfolio.

  - A $0.4 million increase in interest income on residential mortgage loans, driven by the positive effect of new loan originations at higher current market interest rates, partially offset by a decline of $72.5 million in the average balance of this portfolio.

- An $18.2 million increase in interest income from interest-bearing cash balances and investment securities, consisting of:

  - An $18.6 million increase in interest income from interest-bearing cash balances, which consisted primarily of cash balances deposited at the FED, mainly associated with the effect of higher market interest rates, partially offset by a decline of $572.0 million in the average balance.

  - A $2.1 million increase in dividend income on equity securities, of which $1.7 million was associated with income from FHLB stock.

Partially offset by:

  - A $2.5 million net decrease in interest income on debt securities, including a net decrease of $4.5 million on U.S. government and agencies debt securities and MBS driven by a net decline of $343.1 million in the average balance, partially offset by an increase of $2.0 million in interest income on Puerto Rico municipal bonds that was mainly attributable to the upward repricing of variable-rate bonds.

Partially offset by:

- A $139.1 million increase in interest expense on interest-bearing deposits, consisting of:

  - A $73.5 million increase in interest expense on interest-bearing checking and saving accounts, mainly driven by a $76.5 million increase associated with higher interest rates paid in 2023 as a result of the overall higher interest rate environment, partially offset by a $2.9 million decrease resulting from a $614.5 million decline in the average balance of these deposits. The average cost of interest-bearing checking and saving accounts increased by 99 basis points to 1.31% for 2023 as compared to 0.32% for 2022, mostly driven by government deposits in the Puerto Rico region. Excluding government deposits, the average cost of interest-bearing checking and savings accounts for 2023 was 0.68%, compared to 0.26% for 2022.

  - A $50.5 million increase in interest expense on time deposits, excluding brokered CDs, of which $46.9 million was related to higher rates paid in 2023 on new issuances and renewals also associated with the higher interest rate environment. The average cost of time deposits for 2023, excluding brokered CDs, increased 183 basis points to 2.65% when compared to 2022. Excluding public sector time deposits, the average cost of non-brokered time deposits for 2023 increased 177 basis points to 2.61% when compared to 2022, reflecting the effect of customers allocating more cash into higher yielding alternatives.

  - A $15.1 million increase in interest expense on brokered CDs, driven by the increase of $279.1 million increase in the average balance.

- A $20.0 million net increase in interest expense on borrowings, consisting of:

  - A $19.5 million increase in interest expense on advances from the FHLB, associated with a $361.5 million increase in the average balance.

  - A $5.3 million increase in interest expense on other borrowings, mainly driven by the upward repricing of junior subordinated debentures, partially offset by a reduction in the average balance.

  Partially offset by:

  - A $4.8 million decrease in interest expense on repurchase agreements, driven by a $6.3 million decrease associated with a $140.4 million decline in the average balance, partially offset by a $1.5 million increase associated with new short-term repurchase agreements entered into during 2023 at higher interest rates.

Net interest margin increased by 10 basis points to 4.22% for 2023, compared to 4.12% for 2022. The net interest margin increase primarily reflects the higher interest rate environment, driving the upward repricing of variable-rate commercial loans, and higher yields earned on new loan originations. The net interest margin also benefited from an improved earnings-asset mix reflected in the growth of higher yielding commercial and consumer loans. These factors were partially offset by an increase in the average cost of interest-bearing liabilities, mainly reflecting the effect of higher rates paid on deposits, and a continued migration from non-interest-bearing and other low-cost deposits to higher-cost deposits.

Provision for Credit Losses

The provision for credit losses for loans and finance leases was $66.6 million for the year ended December 31, 2023, compared to $25.7 million for the year ended December 31, 2022. The variances by major portfolio category were as follows:

- Provision for credit losses for the consumer loan and finance lease portfolios was an expense of $67.8 million for the year ended December 31, 2023, compared to an expense of $57.5 million for the year ended December 31, 2022. The increase primarily reflects the increases in the size of the consumer loan portfolios coupled with higher delinquency and historical charge-off levels in all major portfolio classes, partially offset by improvements in the forecasted macroeconomic variables such as the regional unemployment rate and retail sales in the case of credit cards.

- Provision for credit losses for the commercial and construction loan portfolios was an expense of $5.7 million for the year ended December 31, 2023, compared to a net benefit of $23.1 million for year ended December 31, 2022. The expense recognized during 2023 was mainly due to the increase in the size of the commercial and construction loan portfolios, a $6.0 million charge associated with a nonaccrual C&I participated loan in the Florida region in the power generation industry, a $1.7 million incremental reserve recorded during 2023 associated with the inflow to nonaccrual status of a $9.5 million C&I loan in the Puerto Rico region, and a $1.0 million charge-off recorded on a nonaccrual commercial mortgage loan transferred to OREO during 2023, partially offset by an improvement on the economic outlook of certain macroeconomic variables, such as the unemployment rate. Meanwhile, the net benefit recorded during 2022 mainly reflects reductions in qualitative reserves associated with reduced COVID-19 uncertainties, partially offset by loan growth and a less favorable economic outlook of certain macroeconomic variables, such as the CRE price index.

- Provision for credit losses for the residential mortgage loan portfolio was a net benefit of $6.9 million for the year ended December 31, 2023, compared to a net benefit of $8.7 million for the year ended December 31, 2022. The net benefit recorded during 2023 was primarily related to updated macroeconomic variables, such as the Regional Home Price Index and the unemployment rate, partially offset by newly originated loans which have a longer life.

Provision for credit losses for unfunded loan commitments

The provision for credit losses for unfunded commercial and construction loan commitments and standby letters of credit was an expense of $0.4 million for the year ended December 31, 2023, compared to $2.7 million for year ended December 31, 2022. The expense recorded during 2022 was mainly driven by an increase in unfunded loan commitments principally due to then newly originated facilities which remained undrawn as of December 31, 2022.

Provision for credit losses for held-to-maturity and available-for-sale debt securities

The provision for credit losses for held-to-maturity debt securities was a net benefit of $6.1 million for the year ended December 31, 2023, compared to a net benefit of $0.3 million for year ended December 31, 2022. The net benefit recorded during 2023 was mostly driven by the refinancing of a $46.5 million municipal bond into a shorter-term commercial loan structure and, to a lesser extent, a reduction in qualitative reserves driven by updated financial information of certain bond issuers received during 2023.

The provision for credit losses for available-for-sale debt securities was an expense of $20 thousand for the year ended December 31, 2023, compared to a net benefit of $0.4 million for the year ended December 31, 2022.

Non-Interest Income

Non-interest income for the year ended December 31, 2023 amounted to $132.7 million, compared to $123.1 million for the same period in 2022. Non-interest income for the year ended December 31, 2023 includes the $3.6 million gain recognized from a legal settlement, included as part of "Other non-interest income," and the $1.6 million gain on the repurchase of $21.4 million in junior subordinated debentures, reported as "Gain on early extinguishment of debt." See "Non-GAAP Financial Measures and Reconciliations" above for additional information. On a non-GAAP basis, excluding the effect of these Special Items, adjusted non-interest income increased by $4.4 million primarily due to:

- A $6.3 million net increase in adjusted other non-interest income including: (i) a $2.6 million increase in net gains from sales of fixed assets, of which $3.0 million was related to the sale of a banking premise in the Florida region; (ii) a $1.4 million increase related to higher benefit recognized in relation to purchased income tax credits realized; (iii) $0.8 million in debit card incentives collected during 2023; (iv) a $0.5 million decrease in unrealized losses on marketable equity securities; (v) a $0.4 million increase related to higher unused loan commitment fees; and (vi) $0.4 million in insurance proceeds received during 2023.

- A $3.5 million increase in card and processing income mainly in interchange income related to higher transactional volumes.

Partially offset by:

- A $4.7 million decrease in revenues from mortgage banking activities, mainly driven by a decrease in the net realized gain on sales of residential mortgage loans in the secondary market due to a lower volume of sales and lower margins. During 2023 and 2022, net gains of $3.3 million and $8.4 million, respectively, were recognized as a result of GNMA securitization transactions and whole loan sales to U.S. GSEs amounting to $155.2 million and $238.3 million, respectively.

- A $0.9 million decrease in insurance commission income.

Non-Interest Expenses

Non-interest expenses for the year ended December 31, 2023 amounted to $471.4 million, compared to $443.1 million for the same period in 2022. The efficiency ratio for the year ended December 31, 2023 was 50.70%, compared to 48.25% for the year ended December 31, 2022. Non-interest expenses for the year ended December 31, 2023 include the FDIC special assessment expense of $6.3 million. See "Non-GAAP Financial Measures and Reconciliations" above for additional information. On a non-GAAP basis, excluding the effect of this Special Item, adjusted non-interest expenses increased by $22.0 million primarily due to:

- A $16.8 million increase in employees' compensation and benefits expenses, mainly driven by annual salary merit increases and minimum wage adjustments, and increases in bonuses accruals, medical insurance premium costs, and stock-based compensation expense; partially offset by higher deferral of loan origination costs.

- A $3.3 million increase in credit and debit card processing expenses, mainly driven by higher transactional volumes.

- A $3.0 million increase in other non-interest expenses, mainly due to an increase of $1.8 million in net periodic cost of pension plans and a $0.8 million increase in charges for legal and operational reserves.

- A $2.4 million increase in the adjusted FDIC deposit insurance expense, driven by the two basis points increase on the initial base deposit insurance assessment rate that came into effect during the first quarter of 2023.

- A $1.4 million increase in business promotion expenses, mainly as a result of a $0.9 million increase in sponsorship and public relations activities and a $0.7 million increase in marketing and advertising expenses.

- A $1.0 million increase in taxes, other than income taxes, primarily related to higher municipal license taxes and sales and use taxes.

Partially offset by:

- A $2.4 million decrease in occupancy and equipment expenses, primarily reflecting reductions in depreciation charges, rental expenses, and energy costs, partially offset by an increase in maintenance charges and property taxes.

- A $2.0 million decrease in professional service fees, in part due to a reduction of $0.8 million in collections, appraisals, and other credit-related fees.

- A $1.3 million increase in net gains on OREO operations, mainly driven by a $0.9 million decrease in property values write-downs and a $0.7 million increase in net realized gains on sales of OREO properties, primarily residential properties in the Puerto Rico region.

Income Taxes

For the year ended December 31, 2023, the Corporation recorded an income tax expense of $94.6 million, compared to $142.5 million for the same period in 2022. The decrease in income tax expense for 2023, as compared to the same period in 2022, was mainly driven by a lower effective tax rate and lower pre-tax income. The reduction in the effective tax rate was due to increased business activities with preferential tax treatment under the Puerto Rico tax code, which resulted in additional deductions in the banking subsidiary, as well as a higher proportion of exempt income to taxable income.

The Corporation's annual effective tax rate for the year ended December 31, 2023, excluding entities from which a tax benefit cannot be recognized and discrete items, was 23.5%, compared to 31.2% for 2022. The effective tax rate of the Corporation is impacted by, among other things, the composition and source of its taxable income. Based on current strategies, we expect that the effective tax rate for 2024 will be around the same levels of 2023. See Note 22 - Income Taxes, to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K, for additional information.

As of December 31, 2023, the Corporation had a deferred tax asset of $150.1 million, net of a valuation allowance of $139.2 million against the deferred tax asset, compared to a deferred tax asset of $155.6 million, net of a valuation allowance of $185.5 million, as of December 31, 2022. The reduction in the valuation allowance was related primarily to changes in the market value of available-for-sale debt securities and the expiration of capital losses, both which resulted in an equal change in the deferred tax asset without impacting earnings. Income tax paid for the year ended December 31, 2023 amounted to $109.5 million, compared to $51.8 million in 2022. The increase is related to the full utilization during 2022 of certain deferred tax assets related to NOLs that were available for regular income tax which decreased the amount due for income taxes.

OPERATING SEGMENTS

Based upon the Corporation's organizational structure and the information provided to the Chief Executive Officer and management of the Corporation, the operating segments are based primarily on the Corporation's lines of business for its operations in Puerto Rico, the Corporation's principal market, and by geographic areas for its operations outside of Puerto Rico. As of December 31, 2023, the Corporation had six reportable segments: Commercial and Corporate Banking; Consumer (Retail) Banking; Mortgage Banking; Treasury and Investments; United States Operations; and Virgin Islands Operations. Management determined the reportable segments based on the internal structure used to evaluate performance and to assess where to allocate resources. Other factors, such as the Corporation's organizational chart, nature of the products, distribution channels, and the economic characteristics of the products, were also considered in the determination of the reportable segments. For additional information regarding First BanCorp.'s reportable segments, please refer to Note 27, "Segment Information" to the audited consolidated financial statements included in Item 8 of this Form 10-K.

The accounting policies of the segments are the same as those described in Note 1, "Nature of Business and Summary of Significant Accounting Policies" to the audited consolidated financial statements included in Item 8 of this Form 10-K. The Corporation evaluates the performance of the segments based on net interest income, the provision for credit losses, non-interest income, and direct non-interest expenses. The segments are also evaluated based on the average volume of their interest-earning assets, less the ACL. For the years ended December 31, 2023 and 2022, other operating expenses not allocated to a particular segment amounted to $168.7 million and $155.3 million, respectively. Expenses pertaining to corporate administrative functions that support the operating segment but are not specifically attributable to or managed by any segment, are not included in the reported financial results of the operating segments. The unallocated corporate expenses include certain general and administrative expenses and related depreciation and amortization expenses.

The Treasury and Investments segment lends funds to the Consumer (Retail) Banking, Mortgage Banking, Commercial and Corporate Banking and United States Operations segments to finance their lending activities and borrows from those segments. The Consumer (Retail) Banking segment also lends funds to other segments. The Corporation allocates the interest rates charged or credited by the Treasury and Investment and the Consumer (Retail) Banking segments based on market rates. The difference between the allocated interest income or expense and the Corporation's actual net interest income from centralized management of funding costs is reported in the Treasury and Investments segment.

Commercial and Corporate Banking

The Commercial and Corporate Banking segment consists of the Corporation's lending and other services for large customers represented by specialized and middle-market clients and the public sector. The Commercial and Corporate Banking segment offers commercial loans, including commercial real estate and construction loans, as well as other products, such as cash management and business management services. A substantial portion of the commercial and corporate banking portfolio is secured by the underlying real estate collateral and the personal guarantees of the borrowers. Since commercial loans involve greater credit risk than a typical residential mortgage loan because they are larger in size and more risk is concentrated in a single borrower, the Corporation has and maintains a credit risk management infrastructure designed to mitigate potential losses associated with commercial lending, including underwriting and loan review functions, sales of loan participations, and continuous monitoring of concentrations within portfolios.

Segment income before taxes for the year ended December 31, 2023 decreased to $42.4 million, compared to $111.1 million for 2022. The highlights of the Commercial and Corporate Banking segment's financial results for the years ended December 31, 2023 and 2022 include the following:

- Net interest income for the year ended December 31, 2023 was $54.7 million, compared to $109.8 million for 2022. The decrease in net interest income was primarily attributable to an increase in the cost of funds charged to this segment, resulting from higher market interest rates, that exceeded the effect of the upward repricing of variable-rate commercial and construction loans and higher average loan balances.

- For 2023, the provision for credit losses was a net benefit of $6.2 million, compared to a net benefit of $20.2 million for 2022. The net benefit recorded during 2023 mainly reflects a more favorable economic outlook in the projection of certain macroeconomic variables such as the unemployment rate, partially offset by a $1.7 million incremental reserve recorded during 2023 associated with the inflow to nonaccrual status of a $9.5 million C&I loan and a $1.0 million charge-off recorded on a nonaccrual commercial mortgage loan transferred to OREO during 2023. Meanwhile, the net benefit recorded in 2022 mainly reflects reductions in qualitative reserves associated with reduced uncertainties regarding the economic impact of the COVID-19 pandemic, particularly on loans in the hotel, transportation and entertainment industries, partially offset by loan growth and a less favorable economic outlook in the projection of certain forecasted macroeconomic variables, such as the CRE price index.

- Total non-interest income for the year ended December 31, 2023 amounted to $21.3 million compared to $18.2 million for 2022. The increase in non-interest income was mainly related to the aforementioned $3.6 million gain recognized from a legal settlement related to a commercial relationship which was settled and collected in 2023.

- Direct non-interest expenses for the year ended December 31, 2023 were $39.7 million, compared to $37.1 million for 2022. The increase is due to a $2.9 million increase in the FDIC deposit insurance expense allocated to this segment driven by the aforementioned FDIC special assessment expense and the two basis points increase on the initial base deposit insurance assessment rate that came into effect during the first quarter of 2023; a $0.6 million increase in taxes, other than income taxes, primarily related to higher municipal license taxes; and a $0.4 million increase in business promotion expenses mainly in sponsorship activities. These variances were partially offset by a $0.6 million decrease in occupancy and equipment expenses, primarily reflecting reductions in rental expenses and energy costs; and a $0.4 million increase in net gains on OREO properties, mainly driven by a decrease in property values write-downs.

Consumer (Retail) Banking

The Consumer (Retail) Banking segment consists of the Corporation's consumer lending and deposit-taking activities conducted mainly through FirstBank's branch network and loan centers in Puerto Rico. Loans to consumers include auto loans and finance leases, boat loans, personal loans, credit card loans, and lines of credit. Deposit products include interest-bearing and non-interest-bearing checking and savings accounts, individual retirement accounts ("IRAs"), and retail CDs. Retail deposits gathered through each branch of FirstBank's retail network serve as one of the funding sources for the lending and investing activities.

Consumer lending historically has been mainly driven by auto loan and leases originations. The Corporation follows a strategy of seeking to provide outstanding service to selected auto dealers that provide the channel for the bulk of the Corporation's auto loan originations.

Personal loans, credit cards, and, to a lesser extent, boat loans also contribute to interest income generated on consumer lending. Management plans to continue to be active in the consumer loan market, applying the Corporation's strict underwriting standards. Other activities included in this segment are insurance activities in the Puerto Rico region.

Segment income before taxes for the year ended December 31, 2023 increased to $419.6 million, compared to $301.3 million for 2022. The highlights of the Consumer (Retail) Banking segment's financial results for the years ended December 31, 2023 and 2022 include the following:

- Net interest income for the year ended December 31, 2023 was $575.4 million, compared to $442.6 million for 2022. The increase was mainly due to higher income from funds loaned to other business segments resulting from higher market interest rates that exceeded the decrease in interest rate spreads resulting from the increase in interest rates paid on retail deposits to customers.

- The provision for credit losses for the year ended December 31, 2023 increased by $8.8 million to $65.9 million, compared to $57.1 million for the year ended December 31, 2022. The increase primarily reflects the increases in the size of the consumer loan portfolios and higher delinquency and historical charge-off levels in all major portfolio classes, partially offset by improvements in the forecasted macroeconomic variables such as the regional unemployment rate and retail sales in the case of credit cards.

- Non-interest income for the year ended December 31, 2023 was $83.2 million, compared to $78.5 million for 2022. The increase includes a $4.5 million increase in card and processing income driven by higher transactional volumes, a $1.4 million increase related to higher benefit recognized in relation to purchased income tax credits realized and a $0.8 million increase in debit card incentives collected during 2023. These variances were partially offset by decreases of $0.8 million in insurance commission income and $0.7 million in service charges and fees on deposit accounts.

- Direct non-interest expenses for the year ended December 31, 2023 were $173.2 million, compared to $162.7 million for 2022. The increase was primarily related to a $4.5 million increase in employees' compensation and benefits expenses, mainly driven by annual salary merit increases and minimum wage adjustments and increases in medical insurance premium costs, and stock-based compensation expense, partially offset by higher deferral of loan origination costs; a $3.1 million increase in credit and debit card processing expenses, mainly driven by higher transactional volumes; a $2.7 million increase in the FDIC deposit insurance expense allocated to this segment due to the aforementioned FDIC special assessment expense and the two basis points increase on the initial base deposit insurance assessment rate that came into effect during the first quarter of 2023; and a $0.5 million increase in business promotion expenses. These variances were partially offset by a $0.6 million decrease in occupancy and equipment expenses and a $0.3 million decrease in taxes, other than income taxes.

Mortgage Banking

The Mortgage Banking segment conducts its operations mainly through FirstBank. The Mortgage Banking segment consists of the origination, sale, and servicing of a variety of residential mortgage loan products. Originations are sourced through different channels, such as FirstBank branches and purchases from mortgage bankers, and in association with new project developers. The mortgage banking segment focuses on originating residential real estate loans, some of which conform to the Federal Housing Administration (the "FHA"), the Veterans Administration (the "VA"), and U.S. Department of Agriculture Rural Development ("RD") standards. Loans originated that meet the FHA's standards qualify for the FHA's insurance program whereas loans that meet the standards of the VA or the RD are guaranteed by their respective federal agencies.

Mortgage loans that do not qualify under the FHA, VA, or RD programs are referred to as conventional loans. Conventional real estate loans can be conforming or non-conforming. Conforming loans are residential real estate loans that meet the standards for sale under the U.S. Federal National Mortgage Association ("FNMA") and the U.S. Federal Home Loan Mortgage Corporation ("FHLMC") programs. Loans that do not meet FNMA or FHLMC standards are referred to as non-conforming residential real estate loans. The Mortgage Banking segment also acquires and sells mortgages in the secondary markets. Residential real estate conforming loans are sold to investors like FNMA and FHLMC. The Corporation has commitment authority to issue GNMA MBS.

Segment income before taxes for the year ended December 31, 2023 decreased to $74.2 million, compared to $99.5 million for 2022. The highlights of the Mortgage Banking segment's financial results for the years ended December 31, 2023 and 2022 include the following:

- Net interest income for the year ended December 31, 2023 was $78.7 million, compared to $98.9 million for 2022. The decrease in net interest income was primarily attributable to an increase in the cost of funds charged to this segment, resulting from higher market interest rates, as well as a decrease in average loan balances.

- The provision for credit losses for 2023 was a net benefit of $7.5 million, compared to a net benefit of $7.6 million for 2022. The net benefit recorded during 2023 was primarily related to updated macroeconomic variables, such as the Regional Home Price Index and the unemployment rate, partially offset by newly originated loans which have a longer life. The net benefit recorded during 2022 reflects the effect of a decrease in the size of the loan portfolio as well as reductions in qualitative reserves associated with reduced COVID-19 uncertainties.

- Non-interest income for the year ended December 31, 2023 was $11.4 million, compared to $16.0 million for 2022. The decrease was mainly driven by a $4.9 million decrease in the net realized gain on sales of residential mortgage loans in the secondary market mainly due to a lower volume of sales and lower margins.

- Direct non-interest expenses for the year ended December 31, 2023 were $23.5 million, compared to $23.0 million for 2022. The increase was mainly related to a $1.5 million increase in the FDIC deposit insurance expense allocated to this segment due to the aforementioned FDIC special assessment expense and the two basis points increase on the initial base deposit insurance assessment rate that came into effect during the first quarter of 2023. This variance was partially offset by a $0.9 million increase in net gains on OREO operations mainly driven by a $0.4 million decrease in property values write-downs and a $0.4 million increase in net realized gains on sales of OREO properties.

Treasury and Investments

The Treasury and Investments segment is responsible for the Corporation's treasury and investment management functions. The treasury function, which includes funding and liquidity management, lends funds to the Commercial and Corporate Banking segment, the Mortgage Banking segment, the Consumer (Retail) Banking segment, and the United States Operations segment to finance their respective lending activities and borrows from those segments. The Treasury function also obtains funds through brokered deposits, advances from the FHLB, and repurchase agreements involving investment securities, among other possible funding sources.

The investment function is intended to implement a leverage strategy for the purposes of liquidity management, interest rate risk management and earnings enhancement.

The interest rates charged or credited by Treasury and Investments are based on market rates.

Segment loss before taxes for the year ended December 31, 2023 was $15.7 million, compared to segment income before taxes of $36.3 million for 2022. The highlights of the Treasury and Investments segment's financial results for the years ended December 31, 2023 and 2022 include the following:

- Net interest loss for the year ended December 31, 2023 was $13.9 million, compared to net interest income of $39.6 million for 2022. The decrease was mainly related to an increase in the net transfer pricing charge associated to the cost of funds borrowed from the Consumer (Retail) Banking segment, resulting from higher market interest rates, coupled with a reduced interest rate spread driven by a higher cost of funding.

- Non-interest income for the year ended December 31, 2023 was $2.0 million, compared to non-interest loss of $0.1 million for 2022. The variance primarily reflects a $1.6 million gain recognized on the repurchase of $21.4 million in junior subordinated debentures and a $0.5 million decrease in unrealized losses on marketable equity securities.

- Direct non-interest expenses for 2023 were $3.8 million, compared to $3.7 million for 2022. The increase was primarily reflected in employees' compensation and benefits expenses.

United States Operations

The United States Operations segment consists of all banking activities conducted by FirstBank on the U.S. mainland. FirstBank provides a wide range of banking services to individual and corporate customers primarily in southern Florida through eight banking branches. The United States Operations segment offers an array of both consumer and commercial banking products and services. Consumer banking products include checking, savings and money market accounts, retail CDs, internet banking services, residential mortgages, and home equity loans and lines of credit. Retail deposits, as well as FHLB advances and brokered CDs, allocated to this operation serve as funding sources for its lending activities.

Commercial banking services include checking, savings and money market accounts, retail CDs, internet banking services, cash management services, remote data capture, and automated clearing house ("ACH") transactions. Loan products include the traditional C&I and commercial real estate products, such as lines of credit, term loans, and construction loans.

Segment income before taxes for the year ended December 31, 2023 decreased to $42.8 million, compared to $53.1 million for 2022. The highlights of the United States operations' segment's financial results for the years ended December 31, 2023 and 2022, include the following:

- Net interest income for the year ended December 31, 2023 was $79.4 million, compared to $80.5 million for 2022. The decrease was mainly due to an increase in the cost of funds charged to this segment, that exceeded the benefit from a slight increase in interest rate spread driven by increases in yields and average balance of loans.

- The Corporation recognized a provision for credit losses of $8.7 million for the year ended December 31, 2023, compared to a net benefit of $3.1 million for the same period in 2022. The provision for credit losses for 2023 includes a provision expense of $7.8 million for the commercial and construction loan portfolios mainly due to a $6.0 million charge associated with a nonaccrual C&I participated loan in the power generation industry. Meanwhile, the net benefit recorded during 2022 mainly reflects reductions in qualitative reserves associated with reduced COVID-19 uncertainties, partially offset by loan growth.

- Total non-interest income for the year ended December 31, 2023 amounted to $6.7 million, compared to $2.9 million for 2022. The increase was primarily related to a $3.2 million increase in net gains from sales of fixed assets, of which $3.0 million was related to the sale of a banking premise; a $0.3 million increase related to higher unused loan commitment fees; and a $0.2 million increase in income from insurance commissions.

- Direct non-interest expenses for the year ended December 31, 2023 were $34.7 million, compared to $33.4 million for 2022. The increase was mainly associated to a $1.0 million increase in the FDIC deposit insurance expense allocated to this segment due to the aforementioned FDIC special assessment expense and the two basis points increase on the initial base deposit insurance assessment rate that came into effect during the first quarter of 2023, and a $0.8 million increase in employees' compensation and benefits expenses. These variances were partially offset by a $0.3 million decrease in occupancy and equipment expenses.

Virgin Islands Operations

The Virgin Islands Operations segment consists of all banking activities conducted by FirstBank in the USVI and BVI, including consumer and commercial banking services, with a total of eight banking branches currently serving the islands in the USVI of St. Thomas, St. Croix, and St. John, and the island of Tortola in the BVI. The Virgin Islands Operations segment is driven by its consumer, commercial lending, and deposit-taking activities.

Loans to consumers include auto and boat loans, lines of credit, and personal and residential mortgage loans. Deposit products include interest-bearing and non-interest-bearing checking and savings accounts, IRAs, and retail CDs. Retail deposits gathered through each branch serve as the funding sources for its own lending activities.

Segment income before taxes for the year ended December 31, 2023 increased to $2.9 million, compared to $1.7 million for 2022. The highlights of the Virgin Islands operations' segment's financial results for the years ended December 31, 2023 and 2022 include the following:

- Net interest income for the year ended December 31, 2023 was $22.8 million, compared to $23.8 million for the same period in 2022. The decrease was mainly related to an increase in interest expense, particularly in time deposits due to higher rates paid on new issuances and renewals, partially offset by an increase in interest income on commercial loans driven by the upward repricing of commercial and construction variable-rate loans and on new loan originations as well as higher average loan balances and an increase in interest income on consumer loans mainly related to higher average loan balances and higher yields.

- The provision for credit losses for the year ended December 31, 2023, was $0.1 million compared to $2.0 million in 2022. The decrease was driven by a more favorable economic outlook in the projection of certain macroeconomic variables, such as the unemployment rate. Meanwhile, the provision recorded during 2022 was primarily related to consumer loans reflecting the effects of loan growth, higher delinquency and charge-off levels, and a less favorable outlook of certain macroeconomic variables.

- Non-interest income for the year ended December 31, 2023 was $8.0 million, compared to $7.7 million for 2022. The increase was primarily related to a $0.4 million increase in card and processing income and a $0.2 million increase related to higher unused loan commitment fees, partially offset by a $0.3 million decrease in income from insurance commissions.

- Direct non-interest expenses for the year ended December 31, 2023 remained flat at $27.9 million compared to the same period in 2022. Non-interest expenses include a $0.6 million increase in the FDIC deposit insurance expense allocated to this segment due to the aforementioned FDIC special assessment expense and the two basis points increase on the initial base deposit insurance assessment rate that came into effect during the first quarter of 2023 and a $0.2 million increase in credit and debit card processing expenses, partially offset by a $0.9 million decrease in occupancy and equipment expenses.

FINANCIAL CONDITION AND OPERATING DATA ANALYSIS

Financial Condition

The following table presents an average balance sheet of the Corporation for the following years:

	December 31,		
	2023	**2022**	**2021**
(In thousands)			
ASSETS			
Interest-earning assets:			
Money market and other short-term investments	$ 584,083	$ 1,156,127	$ 2,012,617
U.S. and Puerto Rico government obligations	2,843,284	2,870,889	2,065,522
MBS	3,702,908	4,052,660	4,064,343
FHLB stock	36,606	20,419	28,208
Other investments	14,167	12,747	10,254
Total investments	7,181,048	8,112,842	8,180,944
Residential mortgage loans	2,814,102	2,886,594	3,277,087
Construction loans	172,952	121,642	181,470
Commercial loans	5,244,503	5,092,638	5,228,150
Finance leases	789,870	636,507	518,757
Consumer loans	2,704,877	2,461,632	2,207,685
Total loans	11,726,304	11,199,013	11,413,149
Total interest-earning assets, excluding valuation allowances and ACL	18,907,352	19,311,855	19,594,093
Total non-interest-earning assets	573,010	603,728	720,240
Valuation allowances and ACL [(1)]	(773,939)	(536,934)	(11,300)
Total assets	$ 18,706,423	$ 19,378,649	$ 20,303,033
LIABILITIES			
Interest-bearing liabilities:			
Time deposits	$ 2,590,313	$ 2,213,145	$ 2,636,303
Brokered CDs	348,829	69,694	141,959
Other interest-bearing deposits	7,664,793	8,279,320	8,162,280
Interest-bearing deposits	10,603,935	10,562,159	10,940,542
Securities sold under agreements to repurchase	54,570	194,948	300,482
Advances from the FHLB	541,000	179,452	354,055
Other long-term borrowings	171,184	184,173	183,762
Total interest-bearing liabilities	11,370,689	11,120,732	11,778,841
Total non-interest-bearing liabilities [(2)]	5,950,495	6,622,638	6,285,942
Total liabilities	17,321,184	17,743,370	18,064,783
STOCKHOLDERS' EQUITY			
Stockholders' equity:			
Preferred stock	-	-	32,938
Common stockholders' equity	1,385,239	1,635,279	2,205,312
Stockholders' equity	1,385,239	1,635,279	2,238,250
Total liabilities and stockholders' equity	$ 18,706,423	$ 19,378,649	$ 20,303,033

(1) Includes, among other things, the ACL on loans and finance leases and debt securities, as well as unrealized gains and losses on available-for-sale debt securities.

(2) Includes, among other things, non-interest-bearing deposits.

The Corporation's total average assets were $18.7 billion for the year ended December 31, 2023, compared to $19.4 billion for the year ended December 31, 2022, a net decrease of $672.2 million. The variance primarily reflects the following: (i) a decrease of $572.0 million in the average balance of interest-bearing cash, which consisted primarily of deposits maintained at the Federal Reserve Bank; (ii) a decrease of $377.4 million in debt securities, mainly due to principal repayments of U.S. agencies MBS; and (iii) an increase of $239.0 million in unrealized losses on available-for-sale debt securities. These variances were partially offset by a $527.3 million increase in the average balance of total loans, consisting of an increase of $396.6 million in consumer loans mainly in the auto loan and finance lease portfolios, a $203.2 million increase in the commercial and construction loans, and a decrease of $72.5 million in residential mortgage loans.

The Corporation's total average liabilities were $17.3 billion for the year ended December 31, 2023, a net decrease of $422.2 million compared to December 31, 2022. The net decrease was mainly related to a combined decrease of $1.3 billion in the average balance of non-interest and interest-bearing demand deposits, checking, and savings accounts, primarily reflecting the effect of customers allocating more cash into higher yielding alternatives. This variance was partially offset by increases of $377.2 million in the average balance of non-brokered time deposits, $279.1 million in the average balance of brokered CDs, and $208.2 million in the average balance of total borrowings, mainly associated with long-term FHLB advances.

Assets

The Corporation's total assets were $18.9 billion as of December 31, 2023, an increase of $275.1 million from December 31, 2022, primarily related to a $627.7 million increase in the total loan portfolio before the ACL, mainly in consumer and commercial and construction loans, and a $182.7 million increase in cash and cash equivalents, mainly driven by the net effect of the end of period overall increase in deposits, net of the decrease in borrowings, partially offset by a $452.4 million decrease in total investment securities net of a $165.4 million increase in the fair value of available-for-sale debt securities.

Loans Receivable, including Loans Held for Sale

As of December 31, 2023, the Corporation's total loan portfolio before the ACL amounted to $12.2 billion, an increase of $627.7 million compared to December 31, 2022. In terms of geography, the growth consisted of increases of $648.9 million and $44.9 million in the Puerto Rico and Virgin Islands regions, respectively, partially offset by a $66.1 million decrease in the Florida region. On a portfolio basis, the growth consisted of increases of $330.2 million in consumer loans, including a $276.8 million increase in auto loans and finance leases, and $328.0 million in commercial and construction loans, partially offset by a $30.5 million decrease in residential mortgage loans.

As of December 31, 2023, the Corporation's loans held-for-investment portfolio was comprised of commercial and construction loans (47%), residential real estate loans (23%), and consumer and finance leases (30%). Of the total gross loan portfolio held for investment of $12.2 billion as of December 31, 2023, the Corporation had credit risk concentration of approximately 80% in the Puerto Rico region, 17% in the United States region (mainly in the state of Florida), and 3% in the Virgin Islands region, as shown in the following table:

As of December 31, 2023	Puerto Rico	Virgin Islands	United States	Total
(In thousands)				
Residential mortgage loans	$ 2,187,875	$ 168,131	$ 465,720	$ 2,821,726
Construction loans	111,664	3,737	99,376	214,777
Commercial mortgage loans	1,725,325	65,312	526,446	2,317,083
C&I loans	2,130,368	119,040	924,824	3,174,232
Total commercial loans	3,967,357	188,089	1,550,646	5,706,092
Consumer loans and finance leases	3,583,272	68,498	5,895	3,657,665
Total loans held for investment, gross	$ 9,738,504	$ 424,718	$ 2,022,261	$ 12,185,483
Loans held for sale	7,368	-	-	7,368
Total loans, gross	$ 9,745,872	$ 424,718	$ 2,022,261	$ 12,192,851

As of December 31, 2022	Puerto Rico	Virgin Islands	United States	Total
(In thousands)				
Residential mortgage loans	$ 2,237,983	$ 179,917	$ 429,390	$ 2,847,290
Construction loans	30,529	4,243	98,181	132,953
Commercial mortgage loans	1,768,890	65,314	524,647	2,358,851
C&I loans	1,791,235	68,874	1,026,154	2,886,263
Total commercial loans	3,590,654	138,431	1,648,982	5,378,067
Consumer loans and finance leases	3,256,070	61,419	9,979	3,327,468
Total loans held for investment, gross	$ 9,084,707	$ 379,767	$ 2,088,351	$ 11,552,825
Loans held for sale	12,306	-	-	12,306
Total loans, gross	$ 9,097,013	$ 379,767	$ 2,088,351	$ 11,565,131

First BanCorp. relies primarily on its retail network of branches to originate residential and consumer personal loans. The Corporation manages its construction and commercial loan originations through centralized units and most of its originations come from existing customers, as well as through referrals and direct solicitations. Auto loans and finance leases originations rely primarily on relationships with auto dealers and dedicated sales professionals who serve selected locations in order facilitate originations.

The following table sets forth certain additional data (including loan production) related to the Corporation's loan portfolio net of the ACL on loans and finance leases as of and for the indicated dates:

| | For the Year Ended December 31, | | |
	2023	2022	2021
(Dollars in thousands)			
Beginning balance as of January 1	$ 11,304,667	$ 10,826,783	$ 11,441,691
Residential real estate loans originated and purchased	424,641	468,599	623,290
Construction loans originated	154,720	112,640	102,538
C&I and commercial mortgage loans originated and purchased	2,750,817	2,950,904	2,994,893
Finance leases originated	327,528	308,811	240,419
Consumer loans originated	1,468,794	1,516,316	1,287,487
Total loans originated and purchased	5,126,500	5,357,270	5,248,627
Sales of loans	(155,733)	(293,213)	(620,227)
Repayments and other decreases (1)	(4,344,426)	(4,586,173)	(5,243,308)
Net increase (decrease)	626,341	477,884	(614,908)
Ending balance as of December 31	$ 11,931,008	$ 11,304,667	$ 10,826,783
Percentage increase (decrease)	5.54%	4.41%	-5.37%

(1) ~~Includes, among other~~ things, the change in the ACL on loans and finance leases and cancellation of loans due to the repossession of the collateral and loans repurchased.

Residential Real Estate Loans

As of December 31, 2023, the Corporation's total residential mortgage loan portfolio, including loans held for sale, decreased by $30.5 million, as compared to the balance as of December 31, 2022. The decline in the residential mortgage loan portfolio reflects decreases of $55.0 million in the Puerto Rico region and $11.8 million in the Virgin Islands region, partially offset by an increase of $36.3 million in the Florida region. The decline was driven by repayments, foreclosures, and charge-offs, which more than offset the volume of new loan originations kept on the balance sheet.

As of December 31, 2023, the majority of the Corporation's outstanding balance of residential mortgage loans in the Puerto Rico and the Virgin Islands regions consisted of fixed-rate loans that traditionally carry higher yields than residential mortgage loans in the Florida region. In the Florida region, approximately 38% of the residential mortgage loan portfolio consisted of hybrid adjustable-rate mortgages. In accordance with the Corporation's underwriting guidelines, residential mortgage loans are primarily fully documented loans, and the Corporation does not originate negative amortization loans.

Residential mortgage loan originations for the year ended December 31, 2023 amounted to $424.6 million, compared to $468.6 million for 2022. The decrease in residential mortgage loan originations of $44.0 million consisted of declines of $38.6 million in the Puerto Rico region and $9.2 million in the Virgin Islands region, partially offset by a $3.8 million increase in the Florida region. Approximately 46% of the $324.3 million residential mortgage loan originations in the Puerto Rico region during 2023 consisted of conforming loans, compared to 54% of $363.0 million for 2022.

Commercial and Construction Loans

As of December 31, 2023, the Corporation's commercial and construction loan portfolio increased by $328.0 million, as compared to the balance as of December 31, 2022.

In the Puerto Rico region, commercial and construction loans increased by $376.7 million, as compared to the balance as of December 31, 2022. This increase was driven by the origination of several term loans, including nine commercial relationships, each in excess of $10 million, which increased the portfolio by $256.6 million, including a $150.0 million participation on a C&I loan funded in connection with the financial closing of a public-private partnership (P3) for improvement of infrastructure for toll roads. The increase also reflects the effect of higher utilization of lines of credit including an increase of $61.1 million associated with three lines of credit; and a $73.3 million increase in the outstanding balance of floor plan lines of credit. The variance also reflects the aforementioned refinancing of a $46.5 million municipal loan into a shorter commercial loan structure. These variances were partially offset by multiple payoffs and paydowns, including four C&I relationships, each in excess of $10 million, totaling $89.3 million.

In the Virgin Islands region, commercial and construction loans increased by $49.6 million, as compared to the balance as of December 31, 2022. The increase was driven by the utilization of $57.2 million of a new $100.0 million collateralized line of credit facility extended to a government public corporation.

In the Florida region, commercial and construction loans decreased by $98.3 million, as compared to the balance as of December 31, 2022. This decrease reflects, among other things, the effect of $138.1 million in payoffs and paydowns of eight C&I relationships, each in excess of $10 million, including the aforementioned payoff of a $24.3 million adversely classified C&I participated loan, partially offset by the originations of five C&I term loans, each in excess of $10 million, which increased the portfolio amount by $71.0 million.

As of December 31, 2023, the Corporation had $187.7 million outstanding in loans extended to the Puerto Rico government, its municipalities, and public corporations, compared to $169.8 million as of December 31, 2022. See "Exposure to Puerto Rico Government" below for additional information.

The Corporation also has credit exposure to USVI government entities. As of December 31, 2023, the Corporation had $90.5 million in loans to USVI government public corporations, compared to $38.0 million as of December 31, 2022. The increase in loans to USVI government public corporations was driven by the aforementioned $57.2 million line of credit utilization. See "Exposure to USVI Government" below for additional information.

As of December 31, 2023, the Corporation's total commercial mortgage loan exposure amounted to $2.3 billion, or 19% of the total loan portfolio. Relationships that have an exposure of at least $5 million amounted to $1.9 billion, or 84% of the total of such portfolio, as of December 31, 2023. The $1.9 billion exposure consisted of $1.5 billion and $0.4 billion in the Puerto Rico and Florida regions, respectively. The $1.5 billion exposure in the Puerto Rico region was comprised mainly of 44% in the retail industry, 24% in office real estate, and 20% in the hotel industry. The $0.4 billion exposure in the Florida region was comprised mainly of 41% in the hotel industry, 20% in the retail industry, and 8% in office real estate.

As of December 31, 2023, the Corporation's total exposure to shared national credit ("SNC") loans (including unused commitments) amounted to $1.2 billion as of December 31, 2023 compared to $1.1 billion as of December 31, 2022. The increase was primarily related to the aforementioned $150.0 million participation on a C&I loan origination. As of December 31, 2023, approximately $389.8 million of the SNC exposure is related to the portfolio in the Puerto Rico region and $828.6 million is related to the portfolio in the Florida region.

Commercial and construction loan originations (excluding government loans) for the year ended December 31, 2023 amounted to $2.7 billion, compared to $3.0 billion for 2022. The decrease of $287.5 million consisted of a decrease of $305.1 million in the Florida region, partially offset by increases of $17.3 million in the Puerto Rico region and $0.3 million in the Virgin Islands region.

Government loan originations for the year ended December 31, 2023 amounted to $180.7 million, compared to $51.1 million for 2022. Government loan originations for 2023 were mainly related to the aforementioned refinancing of a $46.5 million municipal loan into a shorter commercial loan structure, the aforementioned $57.2 million cash collateralized line of credit utilization in the Virgin Islands region, and a $12.8 million loan to an agency of the Puerto Rico government for a low-income housing project. On the other hand, government loan originations for 2022 were mainly related to the renewal of a public corporation line of credit in the Virgin Islands region, the renewal of a municipal loan in the Puerto Rico region, and the utilization of an arranged overdraft line of credit of a government entity in the Virgin Islands region.

Consumer Loans and Finance Leases

As of December 31, 2023, the Corporation's consumer loan and finance lease portfolio increased by $330.2 million to $3.7 billion, as compared to the portfolio balance of $3.3 billion as of December 31, 2022. This increase was mainly related to increases of $138.6 million and $138.2 million in the finance leases and auto loans portfolios, respectively. The growth in consumer loans was mainly reflected in the Puerto Rico region across all portfolio classes.

Originations of auto loans (including finance leases) for the year ended December 31, 2023 decreased by $31.3 million to $1.0 billion, as compared to the same period in 2022. The decrease consisted of a $34.3 million decrease in the Puerto Rico region, partially offset by a $3.0 million increase in the Virgin Islands region. Other consumer loan originations, other than credit cards, for the year ended December 31, 2023 amounted to $302.6 million, compared to $304.5 million for 2022. The utilization activity on the outstanding credit card portfolio for the year ended December 31, 2023 amounted to $492.6 million, compared to $488.3 million for 2022.

Maturities of Loans Receivable

The following tables present the loans held for investment portfolio as of December 31, 2023 by remaining contractual maturities and interest rate type:

(In thousands)	One Year or Less	After One Year Through Five Years	After Five Years Through 15 Years	After 15 Years	Total Portfolio
Residential mortgage	$ 68,105	$ 433,368	$ 1,212,861	$ 1,107,392	$ 2,821,726
Construction loans	173,170	40,035	1,121	451	214,777
Commercial mortgage loans	1,007,107	1,137,810	168,208	3,958	2,317,083
C&I loans	1,274,423	1,535,068	362,088	2,653	3,174,232
Consumer loans	1,121,631	2,269,326	265,700	1,008	3,657,665
Total loans [1]	$ 3,644,436	$ 5,415,607	$ 2,009,978	$ 1,115,462	$ 12,185,483

	Amount due in one year or less at:		Amount due after one year:		
	Fixed Interest Rates	Variable Interest Rates	Fixed Interest Rates	Variable Interest Rates	Total Portfolio
Residential mortgage	$ 64,349	$ 3,756	$ 2,568,850	$ 184,771	$ 2,821,726
Construction loans	40,611	132,559	26,239	15,368	214,777
Commercial mortgage loans	798,063	209,044	887,301	422,675	2,317,083
C&I loans	290,933	983,490	524,848	1,374,961	3,174,232
Consumer loans	866,565	255,066	2,530,169	5,865	3,657,665
Total loans [1]	$ 2,060,521	$ 1,583,915	$ 6,537,407	$ 2,003,640	$ 12,185,483

(1) Scheduled repayments are included in the maturity category in which the payment is due. The amounts provided do not reflect prepayment assumptions related to the loan portfolio.

Investment Activities

As part of its liquidity, revenue diversification, and interest rate risk management strategies, First BanCorp. maintains a debt securities portfolio classified as available for sale or held to maturity.

The Corporation's total available-for-sale debt securities portfolio as of December 31, 2023 amounted to $5.2 billion, a $369.5 million decrease from December 31, 2022. The decrease was mainly driven by repayments of approximately $396.4 million of U.S. agencies MBS and debentures; and repayments of $137.0 million associated to matured securities, of which $129.0 million were U.S agencies callable debentures; partially offset by a $165.4 million increase in fair value attributable to changes in market interest rates. As of December 31, 2023, the Corporation had a net unrealized loss on available-for-sale debt securities of $632.8 million. This net unrealized loss is attributable to instruments on books carrying a lower interest rate than market rates. The Corporation expects that this unrealized loss will reverse over time and it is likely that it will not be required to sell the securities before their anticipated recovery. The Corporation expects the portfolio will continue to decrease and the accumulated other comprehensive loss will decrease accordingly, excluding the impact of market interest rates.

As of December 31, 2023, substantially all of the Corporation's available-for-sale debt securities portfolio was invested in U.S. government and agencies debentures and fixed-rate GSEs' MBS. In addition, as of December 31, 2023, the Corporation held a bond issued by the PRHFA, classified as available for sale, specifically a residential pass-through MBS in the aggregate amount of $3.2 million (fair value - $1.4 million). This residential pass-through MBS issued by the PRHFA is collateralized by certain second mortgages originated under a program launched by the Puerto Rico government in 2010 and had an unrealized loss of $1.7 million as of December 31, 2023, of which $0.4 million is due to credit deterioration. During 2021, the Corporation placed this instrument in nonaccrual status based on the delinquency status of the underlying second mortgage loans collateral.

As of December 31, 2023, the Corporation's held-to-maturity debt securities portfolio, before the ACL, decreased to $354.2 million, compared to $437.5 million as of December 31, 2022, mainly due to the refinancing of a $46.5 million municipal bond into a shorter-term commercial loan structure and $38.9 million in repayments. Held-to-maturity debt securities include fixed-rate GSEs' MBS with a carrying value of $247.1 million (fair value of $235.2 million) as of December 31, 2023, compared to $271.8 million as of December 31, 2022. Held-to-maturity debt securities also include financing arrangements with Puerto Rico municipalities issued in bond form, which the Corporation accounts for as securities, but which were underwritten as loans with features that are typically found in commercial loans. Puerto Rico municipal bonds typically are not issued in bearer form, are not registered with the SEC, and are not rated by external credit agencies. These bonds have seniority to the payment of operating costs and expenses of the municipality and, in most cases, are supported by assigned property tax revenues. As of December 31, 2023, approximately 54% of the Corporation's municipal bonds consisted of obligations issued by three of the largest municipalities in Puerto Rico. The municipalities are required by law to levy special property taxes in such amounts as are required for the payment of all of their respective general obligation bonds and loans. Given the uncertainties as to the effects that the fiscal position of the Puerto Rico central government, and the measures taken, or to be taken, by other government entities may have on municipalities, and the higher interest rate environment, the Corporation cannot be certain whether future charges to the ACL on these securities will be required. As of December 31, 2023, the ACL for held-to-maturity debt securities was $2.2 million, compared to $8.3 million as of December 31, 2022. The decrease in the ACL of held-to-maturity debt securities was mostly driven by the aforementioned refinancing of a $46.5 million municipal bond into a shorter-term commercial loan structure and, to a lesser extent, a reduction in qualitative reserves driven by updated financial information of certain bond issuers received during 2023.

See "Risk Management – Exposure to Puerto Rico Government" below for information and details about the Corporation's total direct exposure to the Puerto Rico government, including municipalities, and "Credit Risk Management" below for the ACL of the exposure to Puerto Rico municipal bonds.

The following table presents the carrying values of investments as of the indicated dates:

(In thousands)	December 31, 2023	December 31, 2022
Money market investments	$ 1,239	$ 2,025
Available-for-sale debt securities, at fair value:		
U.S. government and agencies obligations	2,443,790	2,492,228
Puerto Rico government obligations	1,415	2,201
MBS:		
Residential	2,633,161	2,941,458
Commercial	151,618	163,133
Other	-	500
Total available-for-sale debt securities, at fair value	5,229,984	5,599,520
Held-to-maturity debt securities, at amortized cost:		
MBS:		
Residential	146,468	166,739
Commercial	100,670	105,088
Puerto Rico municipal bonds	107,040	165,710
ACL for held-to-maturity Puerto Rico municipal bonds	(2,197)	(8,286)
Total held-to-maturity debt securities	351,981	429,251
Equity securities, including $34.6 million and $42.9 million of FHLB stock as of December 31, 2023 and 2022, respectively	49,675	55,289
Total money market investments and investment securities	$ 5,632,879	$ 6,086,085

The carrying values of debt securities as of December 31, 2023 by contractual maturity (excluding MBS), are shown below:

(Dollars in thousands)	Carrying Amount	Weighted-Average Yield %
U.S. government and agencies obligations:		
Due within one year	$ 605,185	0.75
Due after one year through five years	1,821,545	0.86
Due after five years through ten years	8,163	2.64
Due after ten years	8,897	5.49
	2,443,790	0.85
Puerto Rico government and municipalities obligations:		
Due within one year	3,165	9.30
Due after one year through five years	51,230	7.78
Due after five years through ten years	36,050	7.13
Due after ten years	18,010	7.46
	108,455	7.55
MBS	3,031,917	1.69
ACL on held-to-maturity debt securities	(2,197)	-
Total debt securities	$ 5,581,965	1.45

Net interest income in future periods could be affected by prepayments of MBS. Any acceleration in the prepayments of MBS purchased at a premium would lower yields on these securities, since the amortization of premiums paid upon acquisition would accelerate. Conversely, acceleration of the prepayments of MBS would increase yields on securities purchased at a discount, since the amortization of the discount would accelerate. These risks are directly linked to future period market interest rate fluctuations. Net interest income in future periods might also be affected by the Corporation's investment in callable securities. As of December 31, 2023, the Corporation had approximately $1.9 billion in callable debt securities (U.S. agencies debt securities) with an average yield of 0.79% of which approximately 62% were purchased at a discount and 3% at a premium. See "Risk Management" below for further analysis of the effects of changing interest rates on the Corporation's net interest income and the Corporation's interest rate risk management strategies. Also, refer to Note 3 – "Debt Securities" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K, for additional information regarding the Corporation's debt securities portfolio.

RISK MANAGEMENT

General

Risks are inherent in virtually all aspects of the Corporation's business activities and operations. Consequently, effective risk management is fundamental to the success of the Corporation. The primary goals of risk management are to ensure that the Corporation's risk-taking activities are consistent with the Corporation's objectives and risk tolerance, and that there is an appropriate balance between risks and rewards to maximize stockholder value.

The Corporation has in place a risk management framework to monitor, evaluate and manage the principal risks assumed in conducting its activities. First BanCorp.'s business is subject to eleven broad categories of risks: (i) liquidity risk; (ii) interest rate risk; (iii) market risk; (iv) credit risk; (v) operational risk; (vi) legal and regulatory risk; (vii) reputational risk; (viii) model risk; (ix) capital risk; (x) strategic risk; and (xi) information technology risk. First BanCorp. has adopted policies and procedures designed to identify and manage the risks to which the Corporation is exposed.

Risk Definition

Liquidity Risk

Liquidity risk is the risk to earnings or capital arising from the possibility that the Corporation will not have sufficient cash to meet its short-term liquidity demands, such as from deposit redemptions or loan commitments. See "Liquidity Risk and Capital Adequacy" below for further details.

Interest Rate Risk

Interest rate risk is the risk arising from adverse movements in interest rates. See "Interest Rate Risk Management" below for further details.

Market Risk

Market risk is the risk of loss in the value of assets or liabilities due to changes in market conditions, including movements in market rates or prices, such as interest rates or equity prices. The Corporation evaluates market risk together with interest rate risk. Both changes in market values and changes in interest rates are evaluated and forecasted. See "Interest Rate Risk Management" below for the effects of changes in interest rates on net interest income.

Credit Risk

Credit risk is the risk arising from a borrower's or a counterparty's failure to meet the terms of a contract with the Corporation or otherwise to perform as agreed. See "Credit Risk Management" below for further details.

Operational Risk

Operational risk is the risk arising from problems with the delivery of services or products. This risk is a function of internal controls, information systems, employees and operating processes. It also includes risks associated with the Corporation's preparedness for the occurrence of an unforeseen event. This risk is inherent across all functions, products, and services of the Corporation. See "Operational Risk" below for further details.

Legal, Regulatory and Compliance Risk

Legal and regulatory risk is the risk arising from the Corporation's failure to comply with laws or regulations that can adversely affect the Corporation's reputation and/or increase its exposure to litigation or penalties.

Reputational Risk

Reputational risk is the risk arising from any adverse effect on the Corporation's market value, capital, or earnings arising from negative public opinion, whether true or not. This risk affects the Corporation's ability to establish new relationships or services, or to continue servicing existing relationships.

Model Risk

Model risk is the potential for adverse consequences from decisions based upon incorrect or misused model outputs and reports or based upon an incomplete or inaccurate model. The use of models exposes the Corporation to some level of model risk. Model errors can contribute to incorrect valuations and lead to operational errors, inappropriate business decisions, or incorrect financial entries. The Corporation seeks to reduce model risk through rigorous model identification and validation.

Capital Risk

Capital risk is the risk that the Corporation may lose value on its capital or have an inadequate capital plan, which would result in insufficient capital resources to meet minimum regulatory requirements (the Corporation's authority to operate as a bank is dependent upon the maintenance of adequate capital resources), support its credit rating, or support its growth and strategic options.

Strategic Risk

Strategic risk is the risk arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to changes in the banking industry, and operating environment. This risk is a function of the compatibility of the Corporation's strategic goals, the business strategies developed to achieve those goals, the resources deployed against these goals, and the quality of implementation.

Information Technology and Cybersecurity Risk

Information technology risk is the risk arising from the loss of confidentiality, integrity, or availability of information systems and risk of cyber incidents or data breaches. It includes business risks associated with the use, ownership, operation, involvement, influence, and adoption of information technology within the Corporation.

Risk Governance

The following discussion highlights the roles and responsibilities of the key participants in the Corporation's risk management framework:

Board of Directors

The Board of Directors oversees the Corporation's overall risk governance program with the assistance of the Board committees discussed below.

Risk Committee

The Board of Directors has appointed the Risk Committee to assist the Board in fulfilling its responsibility to oversee the Corporation's management of its company-wide risk management framework. The committee's role is one of oversight, recognizing that management is responsible for designing, implementing, and maintaining an effective risk management framework. The committee's primary responsibilities are to:

- Review and discuss management's assessment of the Corporation's aggregate enterprise-wide profile and the alignment of the Corporation's risk profile with the Corporation's strategic plan, goals, and objectives;

- Review and recommend to the Board the parameters and establishment of the Corporation's risk tolerance and risk appetite;

- Receive reports from management and, if appropriate, other Board committees, regarding the Corporation's policies and procedures related to the Corporation's adherence to risk limits and its established risk tolerance and risk appetite or on selected risk topics;

- Oversee the strategies, policies, procedures, and systems established by management to identify, assess, measure, and manage the major risks facing the Corporation, which may include an overview of the Corporation's credit risk, operational risk, information technology risk, compliance risk, interest rate risk, liquidity risk, market risk, and reputational risk, as well as management's capital management, planning, and process;

- Oversee the Corporation's Loan Review program;

- Oversee management's activities with respect to capital stress testing, model risk management, information technology risk and operational risk;

- Review and discuss with management risk assessments for new products and services;

- Review periodically the scope and effectiveness of the Corporation's regulatory compliance policies and programs; and

- Annually assess the Corporation's institutional insurance programs.

The Risk Committee also receives regular reports and engages in discussions throughout the year on the effectiveness of the Corporate Information Security Program ("CISP"), including its inherent risk, the roadmap for addressing those risks, and the progress in doing so. The Risk Committee annually reviews and approves the CISP and annually receives a report on related security safeguards in accordance with the Gramm-Leach-Bliley Act.

Asset and Liability Committee

The Board of Directors has appointed the Asset and Liability Committee to assist the Board in its oversight of the Corporation's asset and liability management policies related to the management of the Corporation's funds, investments, liquidity, market and interest rate risk, and the use of derivatives. In doing so, the committee's primary functions involve:

- The establishment of a process to enable the identification, assessment, and management of risks that could affect the Corporation's assets and liabilities management;

- The identification of the Corporation's risk tolerance levels for yield maximization relating to its assets and liabilities management;

- The evaluation of the adequacy, effectiveness, and compliance with the Corporation's risk management process relating to the Corporation's assets and liabilities management, including management's role in that process; and

- Oversight of the Corporation's liquidity position and liquidity stress testing.

Credit Committee

The Board of Directors has appointed the Credit Committee to assist the Board in its oversight of the Corporation's policies related to the Corporation's lending function, or credit management. The committee's primary responsibilities are to:

- Monitor the performance and quality of the Corporation's credit portfolio through the review of selected measures of credit quality and trends and such other information as it deems appropriate;

- Oversee the effectiveness and administration of credit-related policies through the review of such processes, reports and other information as it deems appropriate, including the loan-quality grading and examination process, internal and external audits and examinations of the Corporation's credit processes, the incidence of new problem assets, the frequency and reasons for credit policy exceptions, the loan review functions and the asset classification process;

- Review on an annual basis and recommend to the Board the lending authorities;

- Approve loans as required by the lending authorities approved by the Board; and

- Report to the Board regarding credit management.

Audit Committee

The Board of Directors has appointed the Audit Committee to assist the Board in fulfilling its responsibility to oversee management regarding:

- Oversight of the charter, strategic plan execution, annual internal audit plan execution, staffing, budget and organizational structure of the internal audit function;

- The conduct and integrity of the Corporation's financial reporting to any governmental or regulatory body, stockholders, other users of the Corporation's financial reports and the public;

- The Corporation's internal control over financial reporting and disclosure controls and procedures;

- The qualifications, engagement, compensation, independence, and performance of the Corporation's independent auditors, their conduct of the annual audit of the Corporation's financial statements, and their engagement to provide any other services;

- The application of the Corporation's related parties transaction policy as established by the Board;

- The application of the Corporation's code of business conduct and ethics as established by management and the Board;

- The preparation of the Audit Committee report required to be included in the proxy statement for the Corporation's annual stockholders' meeting by the rules of the SEC; and

- The Corporation's legal and ethical compliance.

Corporate Governance and Nominating Committee

The Board of Directors has appointed the Corporate Governance and Nominating Committee to develop, review, and assess corporate governance principles. The Corporate Governance and Nominating Committee is responsible for director succession, orientation and compensation, identifying and recommending new director candidates, overseeing the evaluation of the Board and management, annually recommending to the Board the designation of a candidate to hold the position of the Chairman of the Board, and directing and overseeing the Corporation's executive succession plan. In addition, the Corporate Governance and Nominating Committee is responsible for overseeing the Corporation's sustainability and environmental, social, and governance ("ESG") policies.

Compensation and Benefits Committee

The Board of Directors has appointed the Compensation and Benefits Committee to oversee compensation policies and practices including the evaluation and recommendation to the Board of the proper and competitive salaries and incentive compensation programs of the executive officers and key employees of the Corporation.

Trust Committee

The Board of Directors of the Bank has appointed the Trust Committee to assist such Board of Directors in fulfilling its oversight responsibilities with respect to the Trust Department and its fiduciary responsibilities. The Trust Committee's main responsibilities are to ensure proper exercise of the fiduciary powers of the Bank and to review the activities of the Trust Department. The Trust Committee has jurisdiction over all aspects of the Trust Department and may act on behalf of the Board of Directors of the Bank.

Management Roles and Responsibilities

While the Board of Directors has the responsibility to oversee the risk governance program, management is responsible for implementing the necessary policies and procedures, and internal controls. To carry out these responsibilities, the Corporation has a clearly defined risk governance culture. To ensure that risk management is communicated at all levels of the Corporation, and each area understands its specific role, the Corporation has established several management level committees to support risk oversight, as follows:

Executive Risk Management Committee

The Executive Risk Management Committee is responsible for exercising oversight of information regarding the Corporation's enterprise risk management framework, including the significant policies, procedures, and practices employed to manage the identified risk categories (credit risk, operational risk, legal and regulatory risk, reputational risk, model risk, and capital risk). In carrying out its oversight responsibilities, each committee member is entitled to rely on the integrity and expertise of those people providing information to the committee and on the accuracy and completeness of such information, absent actual knowledge of an inaccuracy.

The Chief Executive Officer appoints the Executive Risk Management Committee and members of the Corporation's senior and executive management have the opportunity to share their insights about the types of risks that could impede the Corporation's ability to achieve its business objectives. The Chief Risk Officer of the Corporation directs the agenda for the meetings and the Enterprise Risk Management ("ERM") and Operational Risk Director serves as secretary of the committee and maintains the minutes on behalf of the committee. The General Auditor also participates in the committee as an observer.

The committee provides assistance and support to the Chief Risk Officer to promote effective risk management throughout the Corporation. The Chief Risk Officer and the ERM and Operational Risk Director report to the Committee matters related to the enterprise risk management framework of the Corporation, including, but not limited to:

- The risk governance structure;
- The risk assessments and profile of the Corporation;
- The Corporation's risk appetite statement and risk tolerance;
- The risk management strategy and associated risk management initiatives and how both support the business strategy and business model of the Corporation; and
- The Corporate Incident Response Program.

Other Management Committees

As part of its governance framework, the Corporation has various additional risk management-related committees. These committees are jointly responsible for ensuring adequate risk measurement and management in their respective areas of authority. At the management level, these committees include:

- Management's Investment and Asset Liability Committee (the "MIALCO") – oversees interest rate and market risk, liquidity management and other related matters, including sensitivity of the Corporation's earnings under various interest rate scenarios. This committee makes recommendations as to any adjustments to asset liability management and financial resource allocation in light of current events, risks, exposures, and regulatory requirements and approves related policies. Refer to "Liquidity Risk and Capital Adequacy" and "Interest Rate Risk Management" below for further details.

- Information Technology Steering Committee – oversees and counsels on matters related to information technology and cyber security, including the development of information management policies and procedures throughout the Corporation.

- Bank Secrecy Act Committee – oversees, monitors, and reports on the Corporation's compliance with the Bank Secrecy Act.

- Credit Committees (consisting of a Credit Management Committee and a Delinquency Committee) – oversees and establishes standards for credit risk management processes within the Corporation. The Credit Management Committee is responsible for the approval of loans above an established size threshold. The Delinquency Committee is responsible for the periodic review of credit exceptions, past-due loans, portfolio concentrations, foreclosures, collection, loan mitigation programs, risk appetite, leveraged loans, business production and the Bank's internal credit-risk rating classification;

- Vendor Management Committee – oversees policies, procedures, and related practices related to the Corporation's vendor management efforts. The Vendor Management Committee's primary functions involve the establishment of processes and procedures to enable the recognition, assessment, management, and monitoring of vendor management risks.

- ESG Committee – primarily responsible for aligning ESG priorities and initiatives for the year, setting and monitoring long-term objectives and goals, and leading the annual reporting process on ESG related topics. The Committee also oversees the sustainability policy and integrates climate change risk factors into the corporate governance, strategy and risk management. The ESG Committee regularly reports to the Corporate Governance and Nominating Committee of the Board of Directors.

- The Community Reinvestment Act Executive Committee – oversees, monitors, and reports on the Corporation's compliance with Community Reinvestment Act regulatory requirements.

- Anti-Fraud Committee – oversees the Corporation's policies, procedures and related practices relating to the Corporation's anti-fraud measures.

- Regulatory Compliance Committee – oversees the Corporation's Regulatory Compliance Management System. The Regulatory Compliance Committee reviews and discusses any regulatory compliance laws and regulations that impact performance of regulatory compliance policies, programs and procedures. The Regulatory Compliance Committee also ensures the coordination of regulatory compliance requirements throughout departments and business units.

- Regulatory Reporting Committee – oversees and assists the senior officers in fulfilling their responsibility for oversight of the accuracy and timeliness of the required regulatory reports and related policies and procedures, addresses changes and/or concerns communicated by the regulators, and addresses issues identified during the regulatory reporting process. The Regulatory Reporting Committee oversees and updates, as necessary, the established controls and procedures designed to ensure that information in regulatory reports is recorded, processed, and accurately reported and on a timely basis.

- Complaints Management Committee – assists in overseeing the complaint management process implemented across the Corporation. The Complaints Management Committee supports the Corporation's complaints management program relating to resolution of complaints within the lines of business. When appropriate, the Complaints Management Committee evaluates existing corrective actions within the lines of business related to complaints and complaint management practices within those business units.

- Project Portfolio Management Committee – reviews and oversees the performance of the portfolio and individual technology projects during the Project Management Cycle (Initiation, Planning, Execution, Control & Monitoring, and Closing). The Project Portfolio Management Committee balances conflicting demands between projects, decides on priorities assigned to each project based on organizational priorities and capacity, and oversees project budgets, risks, and actions taken to control and mitigate risks.

- Current Expected Credit Losses ("CECL") Committee – oversees the Corporation's requirements for the calculation of CECL, including the implementation of new models, if necessary, selection of vendors and monitoring of the guidance from different regulatory agencies with regards to CECL requirements. The CECL Committee reviews estimated credit loss inputs, key assumptions, and qualitative overlays. In addition, the Committee approves the determination of reasonable and supportable periods used with respect to macroeconomic forecasts, and the historical loss reversion method and parameters. The CECL Committee reports to the Audit Committee the results of the ACL each reporting period.

- Capital Planning Committee – oversees the Capital Planning Process and is responsible for operating in accordance with the Capital Policy and ensuring compliance with its guidelines. The Capital Planning Committee develops and proposes to the Board changes to the Capital Policy and the capital plan targets, limits, performance metrics, internal stress testing and guidelines for Capital Management Activities.

- Business Continuity Committee – responsible to create governance and planning structure that will enable FirstBank to craft an enterprise Business Continuity Management (BCM) program that ensures the Bank is able to continue business operations after a major disruption occurs.

- Emergency Committee – Responsible to activate an emergency or disaster recovery procedure to ensure the safety of Bank's personnel and the continuity of critical Bank services.

- Data Governance Council – Responsible for ensuring the effective governance of data assets. This includes establishing policies, standards, and procedures to promote data quality, security, compliance, and strategic data utilization. The Data Governance Council reports to the Executive Risk Management Committee.

Officers

As part of its governance framework, the following officers play a key role in the Corporation's risk management process:

- The Chief Executive Officer ("CEO") is responsible for the overall risk governance structure of the Corporation. The CEO is ultimately responsible for business strategies, strategic objectives, risk management priorities, and policies.

- The General Auditor is responsible for leading the corporate internal audit function and reporting matters directly to the Audit Committee and administratively to the CEO.

- The Chief Operating Officer ("COO") manages the Corporation's operational framework, including information technology ("IT"), facilities, banking operations, corporate security, and enterprise architecture. The COO oversees the effective and efficient execution of the various technology initiatives to support the Corporation's growth and improve overall efficiency.

- The Chief Information Officer ("CIO") is responsible for overseeing technology services provided by IT vendors including the following: (i) the fulfillment of contractual obligations and responsibilities; (ii) the development of policies and standards related to the technology; (iii) services provided; (iv) Service Level Agreement (SLA) metrics and compliance; and v) the Business Continuity Strategy. The Corporate Data Officer works with the CIO in the supervision of the Data Governance practices.

- The Corporate Security Officer ("CISO") leads the Corporate Security Office ("CSO"), which manages the controls designed to identify, detect, protect against, respond to, and recover from physical and logical events, including cybersecurity threats and cybersecurity incidents. The CSO is responsible for developing and implementing a CISP that protects the organization's data and systems. The Corporation engages in a continuous risk monitoring process that seeks to identify internal and external threats to our information security systems and data and assesses the sufficiency of the controls in place to mitigate these threats to acceptable levels on a risk-based basis. The CISO reports on a regular basis to the Risk Committee on the CISP.

- The Chief Credit Officer is responsible for the approval of loans and for reporting to the Board regarding Credit Management activities as required by lending authorities. The Chief Credit Officer, Portfolio Risk Manager, Loan Review Manager and other Senior Executives are responsible for managing and executing the Corporation's credit risk program. The credit risk program aims to i) maintain the quality of the Corporation's credit portfolio, ii) review the trends affecting the portfolio, and iii) oversee the effectiveness and administration of credit-related policies.

- The Chief Financial Officer ("CFO"), together with the Corporation's Treasurer and the Asset and Liability Management ("ALM") Director, manage the Corporation's interest rate and market and liquidity risk programs, including the liquidity stress testing and policy limits. The CFO supervises Capital Planning and Capital Stress Testing. The CFO, jointly with the Chief Accounting Officer ("CAO") and the Corporate Controller, are responsible for the development and implementation of the Corporation's accounting policies and practices and the review and monitoring of critical accounts and transactions to ensure that they are reported in accordance with GAAP and the applicable regulatory requirements for financial and regulatory reporting purposes.

- The Corporate Strategic and Business Development Director is responsible for the development of the Corporation's strategic and business plan, by coordinating and collaborating with the executive team and all corporate groups involved with the strategic and business planning process.

- The Corporate Strategy and Investor Relations Officer is responsible for managing communications with the investor community and sell-side research analysts and for coordinating and collaborating with the executive team and all corporate groups involved with the adequate execution of the strategic and business planning process.

- The Chief Risk Officer ("CRO") is responsible for the oversight of the risk management of the Corporation as well as the risk governance processes. The CRO, together with the ERM and Operational Risk Director, monitor key risks and manage the operational risk program. The CRO provides the leadership and strategy for the Corporation's risk management and monitoring activities and is responsible for the oversight of regulatory compliance, loan review, model risk, and operational risk management. The CRO supervises talent management efforts, maintains adequate succession planning practices and promotes employee engagement. The Human Resources Director supports the CRO in the human capital and talent management efforts. The CRO reports regularly to the Risk Committee of the Board on risk management activities including risk assessments, risk tolerances, regulatory matters, and emerging risks. The CRO co-leads with the CFO the CECL/allowance quarterly financial assessment.

- The ERM and Operational Risk Director is responsible for driving the identification, assessment, measurement, mitigation, and monitoring of key risks throughout the Corporation. The ERM and Operational Risk Director promotes and instills a culture of risk control, identifies and monitors the resolution of major and critical operational risk issues across the Corporation and serves as a key advisor to business executives with regards to risk exposure to the organization, corrective actions and corporate policies and best practices to mitigate risks. ERM and Operational Risk Director also supervises the Corporate Incident Response Program. The Financial and Model Risk Manager, IT Risk Manager, Retail Quality Assurance Manager, Regulatory Affairs Manager and Corporate Risk Managers assist the ERM and Operational Risk Director in the monitoring of key risks and oversight of risk management practices. The ERM and Operational Risk Director assist the CFO in the review and oversight of the Corporation's internal control over financial reporting and disclosure controls and procedures.

- The Compliance Director is responsible for oversight of regulatory compliance. The Compliance Director implements an enterprise-wide compliance risk assessment, and monitors compliance with significant regulations. The Compliance Director is responsible for building awareness of and educating business units and subsidiaries on, regulatory risks.

- The General Counsel is responsible for the oversight of legal risks, including matters such as contract structuring, litigation risk, and all legal-related aspects of the Corporation's business. The Corporate Affairs Officer assists the General Counsel with various legal areas, including, but not limited to SEC reporting matters, insurance coverage and liability, and the ESG Program.

Liquidity Risk and Capital Adequacy, Interest Rate Risk Management, Credit Risk Management, Operational Risk, Legal and Compliance Risk and Concentration Risk

The following discussion highlights First BanCorp.'s adopted policies and procedures for liquidity risk and capital adequacy, interest rate risk, credit risk, operational risk, legal and compliance risk, and concentration risk.

Liquidity Risk and Capital Adequacy

Liquidity risk involves the ongoing ability to accommodate liability maturities and deposit withdrawals, fund asset growth and business operations, and meet contractual obligations through unconstrained access to funding at reasonable market rates. Liquidity management involves forecasting funding requirements and maintaining sufficient capacity to meet liquidity needs and accommodate fluctuations in asset and liability levels due to changes in the Corporation's business operations or unanticipated events.

The Corporation manages liquidity at two levels. The first is the liquidity of the parent company, or First Bancorp., which is the holding company that owns the banking and non-banking subsidiaries. The second is the liquidity of the banking subsidiary, FirstBank.

The Asset and Liability Committee of the Board is responsible for overseeing management's establishment of the Corporation's liquidity policy, as well as approving operating and contingency procedures and monitoring liquidity on an ongoing basis. The MIALCO, which reports to the Board's Asset and Liability Committee, uses measures of liquidity developed by management that involve the use of several assumptions to review the Corporation's liquidity position on a monthly basis. The MIALCO oversees liquidity management, interest rate risk, market risk, and other related matters.

The MIALCO is composed of senior management officers, including the Chief Executive Officer, the Chief Financial Officer, the Chief Risk Officer, the Corporate Strategic and Business Development Director, the Business Group Director, the Treasury and Investments Risk Manager, the Financial Planning and Asset and Liability Management ("ALM") Director, and the Treasurer. The Treasury and Investments Division is responsible for planning and executing the Corporation's funding activities and strategy, monitoring liquidity availability on a daily basis, and reviewing liquidity measures on a weekly basis. The Treasury and Investments Accounting and Operations area of the Corporate Controller's Department is responsible for calculating the liquidity measurements used by the Treasury and Investment Division to review the Corporation's liquidity position on a weekly basis. The Financial Planning and ALM Division is responsible for estimating the liquidity gap for longer periods.

To ensure adequate liquidity through the full range of potential operating environments and market conditions, the Corporation conducts its liquidity management and business activities in a manner that is intended to preserve and enhance funding stability, flexibility, and diversity. Key components of this operating strategy include a strong focus on the continued development of customer-based funding, the maintenance of direct relationships with wholesale market funding providers, and the maintenance of the ability to liquidate certain assets when, and if, requirements warrant.

The Corporation develops and maintains contingency funding plans. These plans evaluate the Corporation's liquidity position under various operating circumstances and are designed to help ensure that the Corporation will be able to operate through periods of stress when access to normal sources of funds is constrained. The plans project funding requirements during a potential period of stress, specify and quantify sources of liquidity, outline actions and procedures for effectively managing liquidity through a period of stress, and define roles and responsibilities for the Corporation's employees. Under the contingency funding plans, the Corporation stresses the balance sheet and the liquidity position to critical levels that mimic difficulties in generating funds or even maintaining the current funding position of the Corporation and the Bank and are designed to help ensure the ability of the Corporation and the Bank to honor their respective commitments. The Corporation has established liquidity triggers that the MIALCO monitors in order to maintain the ordinary funding of the banking business. The MIALCO has developed contingency funding plans for the following three scenarios: a credit rating downgrade, an economic cycle downturn event, and a concentration event. The Board's Asset and Liability Committee reviews and approves these plans on an annual basis.

Liquidity Risk Management

The Corporation manages its liquidity in a proactive manner and in an effort to maintain a sound liquidity position. It uses multiple measures to monitor its liquidity position, including core liquidity, basic liquidity, and time-based reserve measures. Cash and cash equivalents amounted to $663.2 million as of December 31, 2023, compared to $480.5 million as of December 31, 2022. When adding $2.2 billion of free high-quality liquid securities that could be liquidated or pledged within one day (which includes assets such as U.S. government and GSEs obligations), the total core liquidity amounted to $2.8 billion as of December 31, 2023, or 14.93% of total assets, compared to $3.5 billion, or 19.02% of total assets as of December 31, 2022.

In addition to the aforementioned $2.8 billion in cash and free high quality liquid assets, the Corporation had $924.2 million available for credit with the FHLB based on the value of loan collateral pledged with the FHLB. As such, the basic liquidity ratio (which adds available secured lines of credit to the core liquidity) was approximately 19.82% of total assets as of December 31, 2023, compared to 22.48% of total assets as of December 31, 2022.

Further, the Corporation also maintains borrowing capacity at the FED Discount Window. The Corporation does not consider borrowing capacity from the FED Discount Window as a primary source of liquidity but had approximately $1.5 billion available for funding under the FED's Borrower-in-Custody ("BIC") Program as of December 31, 2023 as a contingent source of liquidity. Total loans pledged to the FED BIC Program amounted to $2.5 billion as of December 31, 2023. The Corporation also does not rely on uncommitted inter-bank lines of credit (federal funds lines) to fund its operations and does not include them in the basic liquidity measure. On a combined basis, as of December 31, 2023, the Corporation had $5.2 billion, or 118% of uninsured estimated deposits, excluding fully collateralized government deposits, available to meet liquidity needs.

Liquidity at the Bank level is highly dependent on bank deposits, which fund 87.7% of the Bank's assets (or 83.6% excluding brokered CDs). In addition, as further discussed below, the Corporation maintains a diversified base of readily available wholesale funding sources, including advances from the FHLB through pledged borrowing capacity, securities sold under agreements to repurchase, and access to brokered CDs. Funding through wholesale funding may continue to increase the overall cost of funding for the Corporation and adversely affect the net interest margin.

Commitments to extend credit and standby letters of credit

As a provider of financial services, the Corporation routinely enters into commitments with off-balance sheet risk to meet the financial needs of its customers. These financial instruments may include loan commitments and standby letters of credit. These commitments are subject to the same credit policies and approval processes used for on-balance sheet instruments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition. As of December 31, 2023, the Corporation's commitments to extend credit amounted to approximately $2.0 billion. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since certain commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. For most of the commercial lines of credit, the Corporation has the option to reevaluate the agreement prior to additional disbursements. There have been no significant or unexpected draws on existing commitments. In the case of credit cards and personal lines of credit, the Corporation can cancel the unused credit facility at any time and without cause.

The following table summarizes commitments to extend credit and standby letters of credit as of the indicated dates:

	December 31, 2023	December 31, 2022
(In thousands)		
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit:		
Construction undisbursed funds	$ 234,974	$ 170,639
Unused credit card lines	882,486	936,231
Unused personal lines of credit	38,956	41,988
Commercial lines of credit	862,963	761,634
Letters of credit:		
Commercial letters of credit	69,543	68,647
Standby letters of credit	8,313	9,160

The Corporation engages in the ordinary course of business in other financial transactions that are not recorded on the balance sheet or may be recorded on the balance sheet in amounts that are different from the full contract or notional amount of the transaction and, thus, affect the Corporation's liquidity position. These transactions are designed to (i) meet the financial needs of customers, (ii) manage the Corporation's credit, market and liquidity risks, (iii) diversify the Corporation's funding sources, and (iv) optimize capital.

In addition to the aforementioned off-balance sheet debt obligations and unfunded commitments to extend credit, the Corporation has obligations and commitments to make future payments under contracts, amounting to approximately $4.4 billion as of December 31, 2023. Our material cash requirements comprise primarily of contractual obligations to make future payments related to time deposits, long-term borrowings, and operating lease obligations. We also have other contractual cash obligations related to certain binding agreements we have entered into for services including outsourcing of technology services, security, advertising and other services which are not material to our liquidity needs. We currently anticipate that our available funds, credit facilities, and cash flows from operations will be sufficient to meet our operational cash needs and support loan growth and capital plan execution for the foreseeable future.

Off-balance sheet transactions are continuously monitored to consider their potential impact to our liquidity position and changes are applied to the balance between sources and uses of funds, as deemed appropriate, to maintain a sound liquidity position.

Sources of Funding

The Corporation utilizes different sources of funding to help ensure that adequate levels of liquidity are available when needed. Diversification of funding sources is of great importance to protect the Corporation's liquidity from market disruptions. The principal sources of short-term funding are deposits, including brokered CDs. Additional funding is provided by securities sold under agreements to repurchase and lines of credit with the FHLB. In addition, the Corporation also maintains as additional contingent sources borrowing capacity at the FED's BIC Program and the FED's BTFP, which provides an additional short-term source of funding until March 11, 2024.

The Asset and Liability Committee reviews credit availability on a regular basis. The Corporation may also sell mortgage loans as a supplementary source of funding and obtain long-term funding through the issuance of notes and long-term brokered CDs.

While liquidity is an ongoing challenge for all financial institutions, management believes that the Corporation's available borrowing capacity and efforts to grow core deposits will be adequate to provide the necessary funding for the Corporation's business plans in the foreseeable future.

The Corporation's principal sources of funding are discussed below:

Deposits

The following table presents the composition of total deposits as of the indicated dates:

	As of December 31,	
	2023	**2022**
(Dollars in thousands)		
Interest-bearing checking accounts	$ 3,937,945	$ 3,770,993
Interest-bearing saving accounts	3,596,855	3,902,888
Time deposits	3,617,064	2,356,702
Interest-bearing deposits (1)	11,151,864	10,030,583
Non-interest-bearing deposits	5,404,121	6,112,884
Total	$ 16,555,985	$ 16,143,467
Interest-bearing deposits:		
Average balance outstanding	$ 10,603,935	$ 10,562,159
Weighted average rate during the period on interest-bearing deposits	1.75%	0.44%
Non-interest-bearing deposits:		
Average balance outstanding	$ 5,741,345	$ 6,391,171

(1) The weighted-average interest rate on total interest-bearing deposits as of December 31, 2023 and 2022 was 2.24% and 1.03%, respectively.

Retail and commercial core deposits – The Corporation's deposit products include regular saving accounts, demand deposit accounts, money market accounts, and retail CDs. As of December 31, 2023, the Corporation's core deposits, which exclude government deposits and brokered CDs, decreased by $667.9 million to $12.6 billion from $13.3 billion as of December 31, 2022. The decrease was primarily related to non-interest bearing and saving deposits across all regions. Notwithstanding, these reductions were partially offset by an increase in time deposits, including a shift from non-interest bearing or low-interest bearing products to time deposits, driven by higher market interest rates. Over the last year, the Federal Reserve Board's policies to control the inflationary economic environment, including repeated market interest rate increases, have resulted in excess liquidity gradually tapering off and impacting the Corporation's core deposit balances. Further shifts may continue to increase the overall cost of funding for the Corporation and adversely affect the net interest margin.

Government deposits (fully collateralized) – As of December 31, 2023, the Corporation had $2.7 billion of Puerto Rico public sector deposits ($2.6 billion in transactional accounts and $137.2 million in time deposits), compared to $2.3 billion as of December 31, 2022. The increase was related to higher balances of interest-bearing transactional accounts. Government deposits are insured by the FDIC up to the applicable limits and the uninsured portions are fully collateralized. Approximately 20% of the public sector deposits as of December 31, 2023 were from municipalities and municipal agencies in Puerto Rico and 80% were from public corporations, the central government and its agencies, and U.S. federal government agencies in Puerto Rico.

In addition, as of December 31, 2023, the Corporation had $449.4 million of government deposits in the Virgin Islands region as compared to $442.8 million as of December 31, 2022 and $10.2 million in the Florida region as compared to $11.6 million as of December 31, 2022.

The uninsured portions of government deposits were collateralized by securities and loans with an amortized cost of $3.5 billion and $3.1 billion as of December 31, 2023 and 2022, respectively, and an estimated market value of $3.1 billion and $2.7 billion, respectively. In addition to securities and loans, as of December 31, 2023 and 2022, the Corporation used $175.0 million and $200.0 million, respectively, in letters of credit issued by the FHLB as pledges for a portion of public deposits in the Virgin Islands.

Estimate of Uninsured Deposits – As of December 31, 2023 and 2022, the estimated amount of uninsured deposits totaled $7.4 billion and $7.3 billion, respectively, generally representing the portion of deposits that exceed the FDIC insurance limit of $250,000 and amounts in any other uninsured deposit account. The balances presented as of December 31, 2023 and 2022 include the uninsured portion of fully collateralized government deposits which amounted to $3.0 billion and $2.6 billion, respectively. Excluding fully collateralized government deposits, the estimated amount of uninsured deposits amounted to $4.4 billion, which represent 28.13% of total deposits (excluding brokered CDs), as of December 31, 2023, compared to $4.7 billion, or 29.43%, as of December 31, 2022. During the fourth quarter of 2023, Management was able to obtain information at the participant level for a specific retirement deposit account, which resulted in the exclusion of such account from the estimate of uninsured deposits as of December 31, 2023 and 2022.

The amount of uninsured deposits is calculated based on the same methodologies and assumptions used for our bank regulatory reporting requirements adjusted for cash held by wholly-owned subsidiaries at the Bank.

The following table presents by contractual maturities the amount of U.S. time deposits in excess of FDIC insurance limits (over $250,000) and other time deposits that are otherwise uninsured as of December 31, 2023:

(In thousands)	3 months or less	3 months to 6 months	6 months to 1 year	Over 1 year	Total
U.S. time deposits in excess of FDIC insurance limits	$ 328,227	$ 145,423	$ 294,847	$ 249,564	$ 1,018,061
Other uninsured time deposits	$ 16,597	$ 9,090	$ 22,063	$ 4,694	$ 52,444

Brokered CDs – Total brokered CDs increased by $677.5 million to $783.3 million as of December 31, 2023, compared to $105.8 million as of December 31, 2022. The increase reflects the effect of new issuances amounting to $1.3 billion with an all-in cost of 5.26%, partially offset by approximately $583.0 million of maturing brokered CDs, with an all-in cost of 5.02%, that were paid off during 2023.

The average remaining term to maturity of the brokered CDs outstanding as of December 31, 2023 was approximately 11 months.

The increased use of brokered CDs in our Puerto Rico and Florida regions was primarily driven by short-term funding needs due to the overall decrease in deposits. The future use of brokered CDs will depend on multiple factors including excess liquidity at each of the regions, future cash needs and any tax implications. Brokered CDs are insured by the FDIC up to regulatory limits and can be obtained faster than regular retail deposits.

The following table presents the contractual maturities of brokered CDs as of December 31, 2023:

(In thousands)	Total
Three months or less	$ 195,308
Over three months to six months	174,591
Over six months to one year	330,963
Over one year to three years	22,574
Over three years to five years	44,466
Over five years	15,432
Total	$ 783,334

Refer to "Net Interest Income" above for information about average balances of interest-bearing deposits and the average interest rate paid on such deposits during 2023, 2022, and 2021.

Borrowings

As of December 31, 2023, total borrowings amounted to $661.7 million, compared to $933.9 million as of December 31, 2022.

The following table presents the composition of total borrowings as of the indicated dates:

	Weighted Average Rate as of December 31, 2023	As of December 31,	
(Dollars in thousands)		2023	2022
Short-term fixed-rate repurchase agreements	-	$ -	$ 75,133
Short-term fixed-rate advances from the FHLB	-	-	475,000
Long-term fixed-rate advances from the FHLB	4.45%	500,000	200,000
Variable-rate long-term borrowings	8.20%	161,700	183,762
Total	5.37%	$ 661,700	$ 933,895

Securities sold under agreements to repurchase - As of December 31, 2023, there were no outstanding repurchase agreements (December 31, 2022 – $75.1 million).

Under the Corporation's repurchase agreements, as is the case with derivative contracts, the Corporation is required to pledge cash or qualifying securities to meet margin requirements. To the extent that the value of securities previously pledged as collateral declines due to changes in interest rates, a liquidity crisis or any other factor, the Corporation is required to deposit additional cash or securities to meet its margin requirements, thereby adversely affecting its liquidity. Given the quality of the collateral pledged, the Corporation has not experienced margin calls from counterparties arising from credit-quality-related write-downs in valuations.

Advances from the FHLB – The Bank is a member of the FHLB system and obtains advances to fund its operations under a collateral agreement with the FHLB that requires the Bank to maintain qualifying mortgages and/or investments as collateral for advances taken. As of December 31, 2023, the outstanding balance of fixed-rate FHLB advances was $500.0 million, compared to $675.0 million as of December 31, 2022. During 2023, the Corporation added $300.0 million of long-term FHLB advances at an average cost of 4.59% and repaid its short-term FHLB advances. Of the $500.0 million in FHLB advances as of December 31, 2023, $400.0 million were pledged with investment securities and $100.0 million were pledged with mortgage loans. As of December 31, 2023, the Corporation had $924.2 million available for additional credit on FHLB lines of credit based on collateral pledged at the FHLB of New York.

Trust Preferred Securities – In 2004, FBP Statutory Trusts I and II, statutory trusts that are wholly-owned by the Corporation and not consolidated in the Corporation's financial statements, sold to institutional investors variable-rate TRuPs and used the proceeds of these issuances, together with the proceeds of the purchases by the Corporation of variable rate common securities, to purchase junior subordinated deferrable debentures. The subordinated debentures are presented in the Corporation's consolidated statements of financial condition as other long-term borrowings. Under the indentures, the Corporation has the right, from time to time, and without causing an event of default, to defer payments of interest on the Junior Subordinated Deferrable Debentures by extending the interest payment period at any time and from time to time during the term of the subordinated debentures for up to twenty consecutive quarterly periods.

During 2023, the Corporation completed the repurchase of $21.4 million of TRuPs of the FBP Statutory Trust I as part of a privately-negotiated transaction, resulting in a commensurate reduction in the related floating rate junior subordinated debentures. The purchase price equated to 92.5% of the $21.4 million par value of the TRuPs. The 7.5% discount resulted in a gain of approximately $1.6 million, which is reflected in the consolidated statements of income as "Gain on early extinguishment of debt." As of December 31, 2023 and 2022, the Corporation had junior subordinated debentures outstanding in the aggregate amount of $161.7 million and $183.8 million, respectively, with maturity dates ranging from June 17, 2034 through September 20, 2034. As of December 31, 2023, the Corporation was current on all interest payments due on its subordinated debt. See Note 14 – "Other Borrowings" and Note 10 – "Non-Consolidated Variable Interest Entities ("VIEs") and Servicing Assets" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K for additional information.

Other Sources of Funds and Liquidity - The Corporation's principal uses of funds are for the origination of loans, the repayment of maturing deposits and borrowings, and deposits withdrawals. Over the years, in connection with its mortgage banking activities, the Corporation has invested in technology and personnel to enhance the Corporation's secondary mortgage market capabilities.

These enhanced capabilities improve the Corporation's liquidity profile as they allow the Corporation to derive liquidity, if needed, from the sale of mortgage loans in the secondary market. The U.S. (including Puerto Rico) secondary mortgage market is still highly liquid, in large part because of the sale of mortgages through guarantee programs of the FHA, VA, U.S. Department of Housing and Urban Development ("HUD"), FNMA and FHLMC. During 2023, loans pooled into GNMA MBS amounted to approximately $125.4 million. Also, during 2023, the Corporation sold approximately $29.8 million of performing residential mortgage loans to FNMA and FHLMC.

The FED Discount Window is a cost-efficient contingent source of short-term funding for the Corporation in highly-volatile market conditions. As previously mentioned, as of December 31, 2023, the Corporation had approximately $1.5 billion fully available for funding under the FED's Discount Window and BTFP.

Effect of Credit Ratings on Access to Liquidity

The Corporation's liquidity is contingent upon its ability to obtain deposits and other external sources of funding to finance its operations. The Corporation's current credit ratings and any downgrade in credit ratings can hinder the Corporation's access to new forms of external funding and/or cause external funding to be more expensive, which could, in turn, adversely affect its results of operations. Also, changes in credit ratings may further affect the fair value of unsecured derivatives whose value takes into account the Corporation's own credit risk.

The Corporation does not have any outstanding debt or derivative agreements that would be affected by credit rating downgrades. Furthermore, given the Corporation's non-reliance on corporate debt or other instruments directly linked in terms of pricing or volume to credit ratings, the liquidity of the Corporation has not been affected in any material way by downgrades. The Corporation's ability to access new non-deposit sources of funding, however, could be adversely affected by credit downgrades.

As of the date hereof, the Corporation's credit as a long-term issuer is rated BB+ by S&P and BB by Fitch. As of the date hereof, FirstBank's credit ratings as a long-term issuer are BB+ by S&P, one notch below S&P's minimum BBB- level required to be considered investment grade; and BB by Fitch, two notches below Fitch's minimum BBB- level required to be considered investment grade. The Corporation's credit ratings are dependent on a number of factors, both quantitative and qualitative, and are subject to change at any time. The disclosure of credit ratings is not a recommendation to buy, sell or hold the Corporation's securities. Each rating should be evaluated independently of any other rating.

Cash Flows

Cash and cash equivalents were $663.2 million as of December 31, 2023, an increase of $182.7 million when compared to December 31, 2022. The following discussion highlights the major activities and transactions that affected the Corporation's cash flows during 2023 and 2022:

Cash Flows from Operating Activities

First BanCorp.'s operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes that cash flows from operations, available cash balances, and the Corporation's ability to generate cash through short and long-term borrowings will be sufficient to fund the Corporation's operating liquidity needs for the foreseeable future.

For the years ended December 31, 2023 and 2022, net cash provided by operating activities was $363.0 million and $440.5 million, respectively. Net cash generated from operating activities was higher than reported net income largely as a result of adjustments for non-cash items such as depreciation and amortization, deferred income tax expense and the provision for credit losses, as well as cash generated from sales and repayments of loans held for sale. The decrease in net cash provided by operating activities was driven by an increase in income taxes paid during 2023, reflecting the effect in 2022 of the full utilization of certain deferred tax assets related to NOLs that were available for regular income tax and lower volume and margins on sales of residential mortgage loans in the secondary market.

Cash Flows from Investing Activities

The Corporation's investing activities primarily relate to originating loans to be held for investment, as well as purchasing, selling, and repaying available-for-sale and held-to-maturity debt securities. For the year ended December 31, 2023, net cash used in investing activities was $78.5 million, primarily due to net disbursements on loans held for investment, partially offset by repayments of available-for-sale and held-to-maturity debt securities and proceeds from sales of repossessed assets.

For the year ended December 31, 2022, net cash used in investing activities was $681.5 million, primarily due to purchases of available-for-sale and held-to-maturity debt securities, and net disbursements on loans held for investment, partially offset by repayments of available-for-sale and held-to-maturity debt securities and proceeds from sales of commercial loan participations.

Cash Flows from Financing Activities

The Corporation's financing activities primarily include the receipt of deposits and the issuance of brokered CDs, the issuance of and payments on long-term debt, the issuance of equity instruments, return of capital, and activities related to its short-term funding. For the year ended December 31, 2023, net cash used in financing activities was $101.9 million, mainly reflecting a $269.9 million net decrease in borrowings and $299.7 million of capital returned to stockholders, partially offset by a $471.0 million net increase in deposits.

For the year ended December 31, 2022, net cash used in financing activities was $1.8 billion, mainly reflecting a $1.7 billion net decrease in deposits and $362.8 million of capital returned to stockholders. These variances were partially offset by a $250.1 million net increase in borrowings.

Capital

As of December 31, 2023, the Corporation's stockholders' equity was $1.5 billion, an increase of $172.1 million from December 31, 2022. The increase was driven by a $165.4 million increase in the fair value of available-for-sale debt securities recorded as part of accumulated other comprehensive loss in the consolidated statements of financial condition and net income generated in 2023, partially offset by $200.0 million in repurchases of common stock and common stock dividends declared in 2023 totaling $99.6 million or $0.56 per common share.

On February 8, 2024, the Corporation's Board declared a quarterly cash dividend of $0.16 per common share, which represents an increase of $0.02 per common share, or a 14% increase, compared to its most recent quarterly dividend paid in December 2023. The dividend is payable on March 8, 2024 to shareholders of record at the close of business on February 23, 2024. The Corporation intends to continue to pay quarterly dividends on common stock. The Corporation's common stock dividends, including the declaration, timing and amount, remain subject to the consideration and approval by the Corporation's Board at the relevant times.

During 2023, the Corporation repurchased 14.1 million shares of its common stock for a total cost of $200.0 million, of which 9.0 million shares, for a total cost of $125.0 million, were associated with the remaining amount of the 2022 capital plan authorization of $350 million and 5.1 million shares, for a total cost of $75.0 million, were associated with the 2023 capital plan authorization of $225.0 million. Repurchases under the aforementioned $225.0 million stock repurchase program may be executed through open market purchases, accelerated share repurchases, and/or privately negotiated transactions or plans, including under plans complying with Rule 10b5-1 under the Exchange Act. The Corporation's stock repurchase program is subject to various factors, including the Corporation's capital position, liquidity, financial performance and alternative uses of capital, stock trading price, and general market conditions. The Corporation's stock repurchase program does not obligate it to acquire any specific number of shares and does not have an expiration date. The stock repurchase program may be modified, suspended, or terminated at any time at the Corporation's discretion. As of February 21, 2024, the Corporation has repurchased approximately 7.1 million shares of common stock for a total cost of $107.9 million under the $225 million stock repurchase program approved in July 2023. The Corporation's holding company has no operations and depends on dividends, distributions and other payments from its subsidiaries to fund dividend payments, stock repurchases, and to fund all payments on its obligations, including debt obligations.

The tangible common equity ratio and tangible book value per common share are non-GAAP financial measures generally used by the financial community to evaluate capital adequacy. Tangible common equity is total common equity less goodwill and other intangible assets. Tangible assets are total assets less the previously mentioned intangible assets. See "Non-GAAP Financial Measures and Reconciliations" above for additional information.

The following table is a reconciliation of the Corporation's tangible common equity and tangible assets, non-GAAP financial measures, to total equity and total assets, respectively, as of December 31, 2023 and 2022, respectively:

(In thousands, except ratios and per share information)	December 31, 2023	December 31, 2022
Total equity - GAAP	$ 1,497,609	$ 1,325,540
Goodwill	(38,611)	(38,611)
Purchased credit card relationship intangible	-	(205)
Core deposit intangible	(13,383)	(20,900)
Insurance customer relationship intangible	-	(13)
Tangible common equity - non-GAAP	$ 1,445,615	$ 1,265,811
Total assets - GAAP	$ 18,909,549	$ 18,634,484
Goodwill	(38,611)	(38,611)
Purchased credit card relationship intangible	-	(205)
Core deposit intangible	(13,383)	(20,900)
Insurance customer relationship intangible	-	(13)
Tangible assets - non-GAAP	$ 18,857,555	$ 18,574,755
Common shares outstanding	169,303	182,709
Tangible common equity ratio - non-GAAP	7.67%	6.81%
Tangible book value per common share - non-GAAP	$ 8.54	$ 6.93

See Note 29 – "Regulatory Matters, Commitments and Contingencies" to the audited consolidated financial statements included in the Part II, Item 8 of this Form 10-K for the discussion related to the regulatory capital positions of the Corporation and FirstBank as of December 31, 2023 and 2022, respectively.

The Puerto Rico Banking Law of 1933, as amended (the "Puerto Rico Banking Law") requires that a minimum of 10% of FirstBank's net income for the year be transferred to a legal surplus reserve until such surplus equals the total of paid-in-capital on common and preferred stock. Amounts transferred to the legal surplus reserve from retained earnings are not available for distribution to the Corporation without the prior consent of the Puerto Rico Commissioner of Financial Institutions. The Puerto Rico Banking Law provides that, when the expenditures of a Puerto Rico commercial bank are greater than receipts, the excess of the expenditures over receipts must be charged against the undistributed profits of the bank, and the balance, if any, must be charged against the legal surplus reserve, as a reduction thereof. If the legal surplus reserve is not sufficient to cover such balance in whole or in part, the outstanding amount must be charged against the capital account and the Bank cannot pay dividends until it can replenish the legal surplus reserve to an amount of at least 20% of the original capital contributed. During the years ended December 31, 2023, 2022 and 2021, the Corporation transferred $31.1 million, $30.9 million and $28.3 million, respectively, to the legal surplus reserve. FirstBank's legal surplus reserve, included as part of retained earnings in the Corporation's consolidated statements of financial condition, amounted to $199.6 million and $168.5 million as of December 31, 2023 and 2022, respectively.

Capital risk is the risk that our capital is insufficient to support our business activities under normal and stressed market conditions or we face capital reductions or risk-weighted assets increases, including from new or revised rules or changes in interpretations of existing rules, and are therefore unable to meet our internal capital targets or external regulatory capital requirements. Capital adequacy is of critical importance to us. Accordingly, we have in place a comprehensive capital management policy that provides a framework, defines objectives and establishes guidelines to maintain an appropriate level and composition of capital in both business-as-usual and stressed conditions. Our capital management framework is designed to provide us with the information needed to comprehensively manage risk and develop and apply projected stress scenarios that capture idiosyncratic vulnerabilities with a goal of holding sufficient capital to remain adequately capitalized even after experiencing a severe stress event. We have established a comprehensive governance structure to manage and oversee our capital management activities and compliance with capital rules and related policies. Capital planning activities are overseen by the Capital Planning Committee which is chaired by the CEO and is comprised of the following members: the CFO, CRO, and the Corporate Strategy and Investor Relations Officer. In addition, committees and members of senior management are responsible for the ongoing monitoring of our capital adequacy and evaluate current and future regulatory capital requirements, review the results of our capital planning and stress tests processes and the results of our capital models, and review our contingency funding and capital plan and key capital adequacy metrics, including regulatory capital ratios.

Interest Rate Risk Management

First BanCorp manages its asset/liability position to limit the effects of changes in interest rates on net interest income and to maintain stability of profitability under varying interest rate scenarios. The MIALCO oversees interest rate risk and monitors, among other things, current and expected conditions in global financial markets, competition and prevailing rates in the local deposit market, liquidity, loan originations pipeline, securities market values, recent or proposed changes to the investment portfolio, alternative funding sources and related costs, hedging and the possible purchase of derivatives such as swaps and caps, and any tax or regulatory issues which may be pertinent to these areas. The MIALCO approves funding decisions in light of the Corporation's overall strategies and objectives.

On at least a quarterly basis, the Corporation performs a consolidated net interest income simulation analysis to estimate the potential change in future earnings from projected changes in interest rates. These simulations are carried out over a one-to-five-year time horizon. The rate scenarios considered in these simulations reflect gradual upward or downward interest rate movements in the yield curve, for gradual (ramp) parallel shifts in the yield curve of 200 and 300 basis points ("bps") during a twelve-month period, or immediate upward or downward changes in interest rate movements of 200 bps, for interest rate shock scenarios. The Corporation carries out the simulations in two ways:

(1) Using a static balance sheet, as the Corporation had on the simulation date, and
(2) Using a dynamic balance sheet based on recent patterns and current strategies.

The balance sheet is divided into groups of assets and liabilities by maturity or repricing structure and their corresponding interest yields and costs. As interest rates rise or fall, these simulations incorporate expected future lending rates, current and expected future funding sources and costs, the possible exercise of options, changes in prepayment rates, deposit decay and other factors, which may be important in projecting net interest income.

The Corporation uses a simulation model to project future movements in the Corporation's balance sheet and income statement. The starting point of the projections corresponds to the actual values on the balance sheet on the simulation date. These simulations are highly complex and are based on many assumptions that are intended to reflect the general behavior of the balance sheet components over the modeled periods. It is unlikely that actual events will match these assumptions in all cases. For this reason, the results of these forward-looking computations are only approximations of the sensitivity of net interest income to changes in market interest rates. Several benchmark and market rate curves were used in the modeling process, primarily, SOFR curve, Prime Rate, U.S. Treasury yield curve, FHLB rates, brokered CDs rates, repurchase agreements rates, and the mortgage commitment rate of 30 years.

As of December 31, 2023, the Corporation forecasted the 12-month net interest income assuming December 31, 2023 interest rate curves remain constant. Then, net interest income was estimated under rising and falling rates scenarios. For the rising rate scenario, a gradual (ramp) and immediate (shock) parallel upward shift of the yield curve is assumed during the first twelve months (the "+300 ramp", "+200 ramp" and "+200 shock" scenarios). Conversely, for the falling rate scenario, a gradual (ramp) and immediate (shock) parallel downward shift of the yield curve is assumed during the first twelve months (the "-300 ramp", "-200 ramp" and "-200 shock" scenarios).

The SOFR curve for December 31, 2023, as compared with December 31, 2022, reflects an increase of 40 bps on average in the short-term sector of the curve, or between one to twelve months; a decrease of 29 bps in the medium-term sector of the curve, or between 2 to 5 years; and a decrease of 7 bps in the long-term sector of the curve, or over 5-year maturities. A similar behavior in market rates changes was observed in the Constant Maturity Treasury yield curve with an increase of 75 bps in the short-term sector, a decrease of 18 bps in the medium-term sector, and an increase of 4 bps in the long-term sector.

The following table presents the results of the static simulations as of December 31, 2023 and 2022. Consistent with prior years, these exclude non-cash changes in the fair value of derivatives:

	Net Interest Income Risk (% Change Projected for the next 12 months)	
	December 31, 2023	December 31, 2022
Gradual Change in Interest Rates:		
+ 300 bps ramp	1.08%	1.42%
+ 200 bps ramp	0.73%	0.96%
- 300 bps ramp	-3.09%	-2.78%
- 200 bps ramp	-2.02%	-1.61%
Immediate Change in Interest Rates:		
+ 200 bps shock	2.45%	2.35%
- 200 bps shock	-5.67%	-4.71%

The Corporation continues to manage its balance sheet structure to control and limit the overall interest rate risk by managing its asset composition while maintaining a sound liquidity position. See "Liquidity Risk Management" above for liquidity ratios.

As of December 31, 2023, and 2022, the net interest income simulations show that the Corporation continues to have an asset sensitive position for the next twelve months under a static balance sheet simulation.

Under gradual rising scenarios, the net interest income simulation shows reduction in interest rate sensitivity as compared with December 31, 2022, due to higher sensitivity in the liability side. The increase in sensitivity in the liabilities side reflects shifts in funding mix, including an increased migration from non-interest-bearing deposits and other low-cost deposits to higher-cost deposits, an increase in the average balance of brokered CDs, and updated assumptions about depositor behavior, impacting both beta and decay assumptions, as a result of the higher interest rate environment, and options outside the traditional banking sector. However, the falling rates scenarios show an increase in interest rate sensitivity, as compared with December 31, 2022, due to lower sensitivity in the liability side as a result of a lower level of beta assumptions than the rising rate scenarios that were applied in anticipation of pricing pressures, deposits competition and retention strategies. Notwithstanding, the sensitivity in the asset side remained relatively consistent, when compared to December 31, 2022.

Under the static simulation, the Corporation assumes that maturing instruments are replaced with like instruments at the repricing rate with the proportional remaining change in interest rate in the period that the instrument matures. The Corporation's results may vary significantly from the ones presented above under alternative balance sheet compositions, such as a dynamic balance sheet scenario which, for example, would assume that cash flows from the investment securities portfolio and loan repayments will be redeployed into higher yielding alternatives.

Derivatives

First BanCorp. uses derivative instruments and other strategies to manage its exposure to interest rate risk caused by changes in interest rates beyond management's control.

As of December 31, 2023 and 2022, the Corporation considered all of its derivative instruments to be undesignated economic hedges. For detailed information regarding the volume of derivative activities (e.g., notional amounts), location and fair values of derivative instruments in the consolidated statements of financial condition and the amount of gains and losses reported in the consolidated statements of income, see Note 24 – "Derivative Instruments and Hedging Activities" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K.

Credit Risk Management

First BanCorp. is subject to credit risk mainly with respect to its portfolio of loans receivable and off-balance-sheet instruments, principally loan commitments. Loans receivable represents loans that First BanCorp. holds for investment and, therefore, First BanCorp. is at risk for the term of the loan. Loan commitments represent commitments to extend credit, subject to specific conditions, for specific amounts and maturities. These commitments may expose the Corporation to credit risk and are subject to the same review and approval process as for loans made by the Bank. See "Liquidity Risk and Capital Adequacy" above for further details. The Corporation manages its credit risk through its credit policy, underwriting, monitoring of loan concentrations and related credit quality, counterparty credit risk, economic and market conditions, and legislative or regulatory mandates. The Corporation also performs independent loan review and quality control procedures, statistical analysis, comprehensive financial analysis, established management committees, and employs proactive collection and loss mitigation efforts. Furthermore, personnel performing structured loan workout functions are responsible for mitigating defaults and minimizing losses upon default within each region and for each business segment. In the case of the C&I, commercial mortgage and construction loan portfolios, the Special Asset Group ("SAG") focuses on strategies for the accelerated reduction of non-performing assets through note sales, short sales, loss mitigation programs, and sales of OREO. In addition to the management of the resolution process for problem loans, the SAG oversees collection efforts for all loans to prevent migration to the nonaccrual and/or adversely classified status. The SAG utilizes relationship officers, collection specialists and attorneys.

The Corporation may also have risk of default in the securities portfolio. The securities held by the Corporation are principally fixed-rate U.S. agencies MBS and U.S. Treasury and agencies securities. Thus, a substantial portion of these instruments is backed by mortgages, a guarantee of a U.S. GSE or the full faith and credit of the U.S. government.

Management, consisting of the Corporation's Chief Risk Officer, Commercial Credit Risk Officer, Retail Credit Risk Officer, Chief Credit Officer, and other senior executives, has the primary responsibility for setting strategies to achieve the Corporation's credit risk goals and objectives. Management has documented these goals and objectives in the Corporation's Credit Policy.

Allowance for Credit Losses and Non-Performing Assets

Allowance for Credit Losses for Loans and Finance Leases

The ACL for loans and finance leases represents the estimate of the level of reserves appropriate to absorb expected credit losses over the estimated life of the loans. The amount of the allowance is determined using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience is a significant input for the estimation of expected credit losses, as well as adjustments to historical loss information made for differences in current loan-specific risk characteristics, such as differences in underwriting standards, portfolio mix, delinquency level, or term. Additionally, the Corporation's assessment involves evaluating key factors, which include credit and macroeconomic indicators, such as changes in unemployment rates, property values, and other relevant factors to account for current and forecasted market conditions that are likely to cause estimated credit losses over the life of the loans to differ from historical credit losses. Such factors are subject to regular review and may change to reflect updated performance trends and expectations, particularly in times of severe stress. The process includes judgments and quantitative elements that may be subject to significant change. Further, the Corporation periodically considers the need for qualitative reserves to the ACL. Qualitative adjustments may be related to and include, but are not limited to, factors such as the following: (i) management's assessment of economic forecasts used in the model and how those forecasts align with management's overall evaluation of current and expected economic conditions; (ii) organization specific risks such as credit concentrations, collateral specific risks, nature and size of the portfolio and external factors that may ultimately impact credit quality, and (iii) other limitations associated with factors such as changes in underwriting and loan resolution strategies, among others. The ACL for loans and finance leases is reviewed at least on a quarterly basis as part of the Corporation's continued evaluation of its asset quality.

The Corporation generally applies probability weights to the baseline and alternative downside economic scenarios to estimate the ACL with the baseline scenario carrying the highest weight. The scenarios that are chosen each quarter and the weighting given to each scenario for the different loan portfolio categories depend on a variety of factors including recent economic events, leading national and regional economic indicators, and industry trends. As of December 31, 2023, the Corporation applied the baseline scenario for the commercial mortgage and construction loan portfolios as deterioration in the commercial real estate price index ("CRE price index") in these portfolios was expected at a lower extent than projected in the alternative downside scenario. The economic scenarios used in the ACL determination contained assumptions related to economic uncertainties associated with geopolitical instability, the CRE price index, unemployment rate, inflation levels, and expected future interest rate adjustments in the Federal Reserve Board's funds rate. As of December 31, 2023, the Corporation's ACL model considered the following assumptions for key economic variables in the probability-weighted economic scenarios:

- CRE price index at the national level with an average projected contraction of 5.94% for the year 2024 and an average projected appreciation of 2.01 % for the year 2025, compared to an average projected contraction of 1.64% for the year 2023 and an average projected appreciation of 0.74% for the year 2024 as of December 31, 2022.

- Regional Home Price Index forecast in Puerto Rico (purchase only prices) shows an improvement of 7.65% for the year 2024 when compared to the same period as of December 31, 2022. For the Florida region, the Home Price Index forecast shows an improvement of 11.28% for the year 2024 when compared to the same period as of December 31, 2022.

- Average regional unemployment rate in Puerto Rico is forecasted at 7.16% for the year 2024, compared to 8.58% for the same period as of December 31, 2022. For the Florida region, the average unemployment rate for the year 2024 is expected to remain flat when compared to the same period as of December 31, 2022. For the U.S. mainland, the average unemployment rate is forecasted at 4.61% for the year 2024, compared to 4.54% for the same period as of December 31, 2022.

- Annualized change in GDP in the U.S. mainland of 1.13% for the year 2024, compared to 1.87% for the same period as of December 31, 2022.

It is difficult to estimate how potential changes in one factor or input might affect the overall ACL because management considers a wide variety of factors and inputs in estimating the ACL. Changes in the factors and inputs considered may not occur at the same rate and may not be consistent across all geographies or product types, and changes in factors and inputs may be directionally inconsistent, such that improvement in one factor or input may offset deterioration in others. However, to demonstrate the sensitivity of credit loss estimates to macroeconomic forecasts as of December 31, 2023, management compared the modeled estimates under the probability-weighted economic scenarios against a more adverse scenario. The more adverse scenario incorporates an additional adverse scenario and decreases the weight applied to the baseline scenario. Under this more adverse scenario, as an example, average unemployment rate for the Puerto Rico region increases to 7.62% for the year 2024, compared to 7.16% for the same period on the probability-weighted economic scenario projections.

To demonstrate the sensitivity to key economic parameters used in the calculation of the ACL at December 31, 2023, management calculated the difference between the quantitative ACL and this more adverse scenario. Excluding consideration of qualitative adjustments, this sensitivity analysis would result in a hypothetical increase in the ACL of approximately $45 million at December 31, 2023. This analysis relates only to the modeled credit loss estimates and is not intended to estimate changes in the overall ACL as it does not reflect any potential changes in other adjustments to the qualitative calculation, which would also be influenced by the judgment management applies to the modeled lifetime loss estimates to reflect the uncertainty and imprecision of these estimates based on current circumstances and conditions. Recognizing that forecasts of macroeconomic conditions are inherently uncertain, particularly in light of recent economic conditions and challenges, which continue to evolve, management believes that its process to consider the available information and associated risks and uncertainties is appropriately governed and that its estimates of expected credit losses were reasonable and appropriate for the period ended December 31, 2023.

As of December 31, 2023, the ACL for loans and finance leases was $261.8 million, an increase of $1.3 million, from $260.5 million as of December 31, 2022. The ACL for consumer loans increased by $5.6 million, primarily reflecting the effect of the increase in the size of the consumer loan portfolios coupled with delinquency and historical charge-off levels, partially offset by updated macroeconomic variables. The ACL for commercial and construction loans increased by $1.1 million, mainly due to the growth in the commercial and construction loan portfolios and a $1.7 million incremental reserve recorded during 2023 associated with the inflow to nonaccrual status of a $9.5 million C&I loan in the Puerto Rico region, partially offset by an improvement on the economic outlook of certain macroeconomic variables such as the unemployment rate. The ACL for residential mortgage loans decreased by $5.4 million, mainly driven by updated macroeconomic variables, such as the Regional Home Price Index and the unemployment rate, partially offset by newly originated loans that have a longer life and the $2.1 million cumulative increase in the ACL due to the adoption of Accounting Standards Update ("ASU") 2022-02, "Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures", for which the Corporation elected to discontinue the use of a discounted cash flow methodology for restructured accruing loans. See Note 1 –Nature of Business and Summary of Significant Accounting Policies to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K for additional information related to the adoption of ASU 2022-02 during 2023.

The ratio of the ACL for loans and finance leases to total loans held for investment decreased to 2.15% as of December 31, 2023, compared to 2.25% as of December 31, 2022. An explanation for the change for each portfolio follows:

- The ACL to total loans ratio for the residential mortgage portfolio decreased from 2.20% as of December 31, 2022 to 2.03% as of December 31, 2023, primarily reflecting a more favorable economic outlook in the projection of certain forecasted macroeconomic variables, such as the Regional Home Price Index and the unemployment rate, partially offset by newly originated loans that have a longer life and the aforementioned $2.1 million cumulative increase in the ACL due to the adoption of ASU 2022-02 during 2023.

- The ACL to total loans ratio for the construction loan portfolio increased from 1.74% as of December 31, 2022 to 2.61% as of December 31, 2023 mainly due to newly originated loans which have a longer life.

- The ACL to total loans ratio for the commercial mortgage portfolio decreased from 1.49% as of December 31, 2022 to 1.41% as of December 31, 2023, mainly driven by updated financial information received during 2023.

- The ACL to total loans ratio for the C&I portfolio decreased from 1.14% as of December 31, 2022 to 1.05% as of December 31, 2023, mainly due to updated macroeconomic variables, such as the unemployment rate, and the repayment of a $24.3 million adversely classified C&I participated loan in the Florida region.

- The ACL to total loans ratio for the consumer loan portfolio decreased from 3.83% as of December 31, 2022 to 3.64% as of December 31, 2023, mainly due to a more favorable than previously estimated outlook of certain macroeconomic variables, such as unemployment rates estimates and retail sales in the case of credit cards.

The ratio of the total ACL for loans and finance leases to nonaccrual loans held for investment was 312.81% as of December 31, 2023, compared to 289.61% as of December 31, 2022.

Substantially all of the Corporation's loan portfolio is located within the boundaries of the U.S. economy. Whether the collateral is located in Puerto Rico, the U.S. and British Virgin Islands, or the U.S. mainland (mainly in the state of Florida), the performance of the Corporation's loan portfolio and the value of the collateral supporting the transactions are dependent upon the performance of and conditions within each specific area's real estate market. The Corporation believes it sets adequate loan-to-value ratios following its regulatory and credit policy standards.

As shown in the following tables, the ACL for loans and finance leases amounted to $261.8 million as of December 31, 2023, or 2.15% of total loans, compared with $260.5 million, or 2.25% of total loans, as of December 31, 2022. See "Results of Operations - Provision for Credit Losses" above for additional information.

	Year Ended December 31,		
	2023	2022	2021
(Dollars in thousands)			
ACL for loans and finance leases, beginning of year	$ 260,464	$ 269,030	$ 385,887
Impact of adoption of ASU 2022-02	2,116	-	-
Provision for credit losses - (benefit) expense:			
Residential mortgage	(6,866)	(8,734)	(16,957)
Construction	1,408	(2,342)	(1,408)
Commercial mortgage	(2,086)	(18,994)	(55,358)
C&I	6,372	(1,770)	(8,549)
Consumer and finance leases	67,816	57,519	20,552
Total provision for credit losses - expense (benefit)	66,644	25,679	(61,720)
Charge-offs:			
Residential mortgage	(3,245)	(6,890)	(33,294)[1]
Construction	(62)	(123)	(87)
Commercial mortgage	(1,133)	(85)	(1,494)
C&I	(6,936)	(2,067)	(1,887)
Consumer and finance leases	(76,726)	(48,165)	(43,948)
Total charge offs	(88,102)	(57,330)	(80,710)
Recoveries:			
Residential mortgage	2,692	3,547	4,777
Construction	1,951	725	163
Commercial mortgage	786	1,372	281
C&I	841	2,459	6,776
Consumer and finance leases	14,451	14,982	13,576
Total recoveries	20,721	23,085	25,573
Net charge-offs	(67,381)	(34,245)	(55,137)
ACL for loans and finance leases, end of period	$ 261,843	$ 260,464	$ 269,030
ACL for loans and finance leases to period-end total loans held for investment	2.15%	2.25%	2.43%
Net charge-offs to average loans outstanding during the period	0.58%	0.31%	0.48%[2]
Provision for credit losses - expense (benefit) for loans and finance leases to net charge-offs during the period	0.99x	0.75x	-1.12x

(1) Includes net charge-offs totaling $23.1 million associated with a bulk sale of residential nonaccrual loans and related servicing advance receivables.

(2) Excluding net charge-offs associated with the bulk sale, total net charge-offs to related average loans for 2021 was 0.28%.

The following tables set forth information concerning the composition of the Corporation's loan portfolio and related ACL by loan category, and the percentage of loan balances in each category to the total of such loans as of the indicated dates:

As of December 31, 2023 (Dollars in thousands)	Residential Mortgage Loans		Construction Loans		Commercial Mortgage Loans		C&I Loans		Consumer and Finance Leases		Total	
Total loans held for investment:												
Amortized cost of loans	$	2,821,726	$	214,777	$	2,317,083	$	3,174,232	$	3,657,665	$	12,185,483
Percent of loans in each category to total loans	23	%	2	%	19	%	26	%	30	%	100	%
Allowance for credit losses	$	57,397	$	5,605	$	32,631	$	33,190	$	133,020	$	261,843
Allowance for credit losses to amortized cost	2.03	%	2.61	%	1.41	%	1.05	%	3.64	%	2.15	%

As of December 31, 2022 (Dollars in thousands)	Residential Mortgage Loans		Construction Loans		Commercial Mortgage Loans		C&I Loans		Consumer and Finance Leases		Total	
Total loans held for investment:												
Amortized cost of loans	$	2,847,290	$	132,953	$	2,358,851	$	2,886,263	$	3,327,468	$	11,552,825
Percent of loans in each category to total loans	25 %		1 %		20 %		25 %		29 %		100 %	
Allowance for credit losses	$	62,760	$	2,308	$	35,064	$	32,906	$	127,426	$	260,464
Allowance for credit losses to amortized cost	2.20 %		1.74 %		1.49 %		1.14 %		3.83 %		2.25 %	

Allowance for Credit Losses for Unfunded Loan Commitments

The Corporation estimates expected credit losses over the contractual period in which the Corporation is exposed to credit risk as a result of a contractual obligation to extend credit, such as pursuant to unfunded loan commitments and standby letters of credit for commercial and construction loans, unless the obligation is unconditionally cancellable by the Corporation. The ACL for off-balance sheet credit exposures is adjusted as a provision for credit loss expense. As of December 31, 2023, the ACL for off-balance sheet credit exposures increased by $0.4 million to $4.6 million, when compared to December 31, 2022.

Allowance for Credit Losses for Held-to-Maturity Debt Securities

As of December 31, 2023, the ACL for held-to-maturity securities portfolio was entirely related to financing arrangements with Puerto Rico municipalities issued in bond form, which the Corporation accounts for as securities, but which were underwritten as loans with features that are typically found in commercial loans. As of December 31, 2023, the ACL for held-to-maturity debt securities was $2.2 million, compared to $8.3 million as of December 31, 2022. The decrease was mostly driven by the refinancing of a $46.5 million municipal bond into a shorter-term commercial loan structure and, to a lesser extent, a reduction in qualitative reserves driven by updated financial information of certain bond issuers received during 2023.

Allowance for Credit Losses for Available-for-Sale Debt Securities

The ACL for available-for-sale debt securities, which is associated with private label MBS and a residential pass-through MBS issued by the PRHFA, was $0.5 million as of each of December 31, 2023 and 2022.

Nonaccrual Loans and Non-Performing Assets

Total non-performing assets consist of nonaccrual loans (generally loans held for investment or loans held for sale for which the recognition of interest income was discontinued when the loan became 90 days past due or earlier if the full and timely collection of interest or principal is uncertain), foreclosed real estate and other repossessed properties, and non-performing investment securities, if any. When a loan is placed in nonaccrual status, any interest previously recognized and not collected is reversed and charged against interest income. Cash payments received are recognized when collected in accordance with the contractual terms of the loans. The principal portion of the payment is used to reduce the principal balance of the loan, whereas the interest portion is recognized on a cash basis (when collected). However, when management believes that the ultimate collectability of principal is in doubt, the interest portion is applied to the outstanding principal. The risk exposure of this portfolio is diversified as to individual borrowers and industries, among other factors. In addition, a large portion is secured with real estate collateral. See Note 1 – "Nature of Business and Summary of Significant Accounting Policies" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K, for additional information.

Nonaccrual Loans Policy

Residential Real Estate Loans — The Corporation generally classifies real estate loans in nonaccrual status when it has not received interest and principal for a period of 90 days or more.

Commercial and Construction Loans — The Corporation classifies commercial loans (including commercial real estate and construction loans) in nonaccrual status when it has not received interest and principal for a period of 90 days or more or when it does not expect to collect all of the principal or interest due to deterioration in the financial condition of the borrower.

Finance Leases — The Corporation classifies finance leases in nonaccrual status when it has not received interest and principal for a period of 90 days or more.

Consumer Loans — The Corporation classifies consumer loans in nonaccrual status when it has not received interest and principal for a period of 90 days or more. Credit card loans continue to accrue finance charges and fees until charged-off at 180 days delinquent.

Purchased Credit Deteriorated Loans ("PCD") — For PCD loans, the nonaccrual status is determined in the same manner as for other loans, except for PCD loans that prior to the adoption of CECL were classified as purchased credit impaired ("PCI") loans and accounted for under ASC Subtopic 310-30, "Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality" ("ASC Subtopic 310-30"). As allowed by CECL, the Corporation elected to maintain pools of loans accounted for under ASC Subtopic 310-30 as "units of accounts," conceptually treating each pool as a single asset. Regarding interest income recognition, the prospective transition approach for PCD loans was applied at a pool level, which froze the effective interest rate of the pools as of January 1, 2020. According to regulatory guidance, the determination of nonaccrual or accrual status for PCD loans with respect to which the Corporation has made a policy election to maintain previously existing pools upon adoption of CECL should be made at the pool level, not the individual asset level. In addition, the guidance provides that the Corporation can continue accruing interest and not report the PCD loans as being in nonaccrual status if the following criteria are met: (i) the Corporation can reasonably estimate the timing and amounts of cash flows expected to be collected; and (ii) the Corporation did not acquire the asset primarily for the rewards of ownership of the underlying collateral, such as the use in operations or improving the collateral for resale. Thus, the Corporation continues to exclude these pools of PCD loans from nonaccrual loan statistics.

Other Real Estate Owned

OREO acquired in settlement of loans is carried at fair value less estimated costs to sell the real estate acquired. Appraisals are obtained periodically, generally on an annual basis.

Other Repossessed Property

The other repossessed property category generally includes repossessed boats and autos acquired in settlement of loans. Repossessed boats and autos are recorded at the lower of cost or estimated fair value.

Other Non-Performing Assets

This category consists of a residential pass-through MBS issued by the PRHFA placed in non-performing status in the second quarter of 2021 based on the delinquency status of the underlying second mortgage loans.

Loans Past-Due 90 Days and Still Accruing

These are accruing loans that are contractually delinquent 90 days or more. These past-due loans are either current as to interest but delinquent as to the payment of principal (*i.e.*, well secured and in process of collection) or are insured or guaranteed under applicable FHA, VA, or other government-guaranteed programs for residential mortgage loans. Furthermore, as required by instructions in regulatory reports, loans past due 90 days and still accruing include loans previously pooled into GNMA securities for which the Corporation has the option but not the obligation to repurchase loans that meet GNMA's specified delinquency criteria (e.g., borrowers fail to make any payment for three consecutive months). For accounting purposes, these GNMA loans subject to the repurchase option are required to be reflected in the financial statements with an offsetting liability. In addition, loans past due 90 days and still accruing include PCD loans, as mentioned above, and credit cards that continue accruing interest until charged-off at 180 days.

The following table presents non-performing assets as of the indicated dates:

(Dollars in thousands)	December 31, 2023		December 31, 2022	
Nonaccrual loans held for investment:				
Residential mortgage	$	32,239	$	42,772
Construction		1,569		2,208
Commercial mortgage		12,205		22,319
C&I		15,250		7,830
Consumer and finance leases		22,444		14,806
Total nonaccrual loans held for investment		83,707		89,935
OREO		32,669		31,641
Other repossessed property		8,115		5,380
Other assets[1]		1,415		2,202
Total non-performing assets	$	125,906	$	129,158
Past due loans 90 days and still accruing [2][3][4]	$	59,452	$	80,517
Non-performing assets to total assets		0.67 %		0.69 %
Nonaccrual loans held for investment to total loans held for investment		0.69 %		0.78 %
ACL for loans and finance leases	$	261,843	$	260,464
ACL for loans and finance leases to total nonaccrual loans held for investment		312.81 %		289.61 %
ACL for loans and finance leases to total nonaccrual loans held for investment, excluding residential real estate loans		508.75 %		552.26 %

(1) Residential pass-through MBS issued by the PRHFA held as part of the available-for-sale debt securities portfolio.

(2) Includes PCD loans previously accounted for under ASC Subtopic 310-30 for which the Corporation made the accounting policy election of maintaining pools of loans as "units of account" both at the time of adoption of CECL on January 1, 2020 and on an ongoing basis for credit loss measurement. These loans will continue to be excluded from nonaccrual loan statistics as long as the Corporation can reasonably estimate the timing and amount of cash flows expected to be collected on the loan pools. The portion of such loans contractually past due 90 days or more amounted to $8.3 million and $12.0 million as of December 31, 2023 and 2022, respectively.

(3) Includes FHA/VA government-guaranteed residential mortgage as loans past-due 90 days and still accruing as opposed to nonaccrual loans. The Corporation continues accruing interest on these loans until they have passed the 15 months delinquency mark, taking into consideration the FHA interest curtailment process. These balances include $15.4 million and $28.2 million of FHA government guaranteed residential mortgage loans that were over 15 months delinquent as of December 31, 2023 and 2022, respectively.

(4) These includes rebooked loans, which were previously pooled into GNMA securities, amounting to $7.9 million and $10.3 million as of December 31, 2023 and 2022, respectively. Under the GNMA program, the Corporation has the option but not the obligation to repurchase loans that meet GNMA's specified delinquency criteria. For accounting purposes, the loans subject to the repurchase option are required to be reflected on the financial statements with an offsetting liability.

Total nonaccrual loans were $83.7 million as of December 31, 2023. This represents a net decrease of $6.2 million from $89.9 million as of December 31, 2022, consisting of decreases of $10.6 million and $3.2 million in nonaccrual residential mortgage loans and nonaccrual commercial and construction loans, respectively, partially offset by an increase of $7.6 million in nonaccrual consumer loans.

The following table shows non-performing assets by geographic segment as of the indicated dates:

(In thousands)		December 31, 2023		December 31, 2022
Puerto Rico:				
Nonaccrual loans held for investment:				
Residential mortgage	$	18,324	$	28,857
Construction		595		831
Commercial mortgage		3,106		14,341
C&I		13,414		5,859
Consumer and finance leases		21,954		14,142
Total nonaccrual loans held for investment		57,393		64,030
OREO		28,382		28,135
Other repossessed property		7,857		5,275
Other assets		1,415		2,202
Total non-performing assets	$	95,047	$	99,642
Past due loans 90 days and still accruing	$	53,308	$	76,417
Virgin Islands:				
Nonaccrual loans held for investment:				
Residential mortgage	$	6,688	$	6,614
Construction		974		1,377
Commercial mortgage		9,099		7,978
C&I		1,169		1,179
Consumer		419		469
Total nonaccrual loans held for investment		18,349		17,617
OREO		4,287		3,475
Other repossessed property		252		76
Total non-performing assets	$	22,888	$	21,168
Past due loans 90 days and still accruing	$	6,005	$	4,100
United States:				
Nonaccrual loans held for investment:				
Residential mortgage	$	7,227	$	7,301
C&I		667		792
Consumer		71		195
Total nonaccrual loans held for investment		7,965		8,288
OREO		-		31
Other repossessed property		6		29
Total non-performing assets	$	7,971	$	8,348
Past due loans 90 days and still accruing	$	139	$	-

Nonaccrual C&I loans increased by $7.5 million to $15.3 million as of December 31, 2023, from $7.8 million as of December 31, 2022. Inflows to nonaccrual loans of $21.1 million for the year ended December 31, 2023 included a $9.5 million C&I loan in the Puerto Rico region and a $7.1 million C&I participated loan in the Florida region associated with the power generation industry, for which a $6.2 million charge-off was recorded in 2023 and the remaining balance was collected. These variances were partially offset by $5.3 million in collections.

Nonaccrual commercial mortgage loans decreased by $10.1 million to $12.2 million as of December 31, 2023, from $22.3 million as of December 31, 2022. The decrease of $10.1 million was mainly related to a $5.3 million nonaccrual commercial mortgage loan transferred to OREO in the Puerto Rico region, for which a $1.0 million charge-off was recognized; and $5.6 million in collections and loans returned to accrual status, including a $2.7 million commercial mortgage loan in the Puerto Rico region; partially offset by inflows of $2.6 million.

Nonaccrual construction loans decreased by $0.6 million to $1.6 million as of December 31, 2023, from $2.2 million as of December 31, 2022.

The following tables present the activity of commercial and construction nonaccrual loans held for investment for the indicated periods:

(In thousands)	Construction		Commercial Mortgage		C&I		Total	
Year Ended December 31, 2023								
Beginning balance	$	2,208	$	22,319	$	7,830	$	32,357
Plus:								
Additions to nonaccrual		133		2,633		21,088		23,854
Less:								
Loans returned to accrual status		-		(3,466)		(765)		(4,231)
Nonaccrual loans transferred to OREO		(367)		(5,544)		(742)		(6,653)
Nonaccrual loans charge-offs		(14)		(1,120)		(6,910)		(8,044)
Loan collections		(391)		(2,097)		(5,251)		(7,739)
Reclassification		-		6		-		6
Nonaccrual loans sold		-		(526)		-		(526)
Ending balance	$	1,569	$	12,205	$	15,250	$	29,024

(In thousands)	Construction		Commercial Mortgage		C&I		Total	
Year Ended December 31, 2022								
Beginning balance	$	2,664	$	25,337	$	17,135	$	45,136
Plus:								
Additions to nonaccrual		20		2,934		2,749		5,703
Less:								
Loans returned to accrual status		(48)		(1,585)		(6,864)		(8,497)
Nonaccrual loans transferred to OREO		(130)		(549)		(273)		(952)
Nonaccrual loans charge-offs		(114)		(83)		(385)		(582)
Loan collections		(184)		(3,333)		(4,934)		(8,451)
Reclassification		-		(402)		402		-
Ending balance	$	2,208	$	22,319	$	7,830	$	32,357

Nonaccrual residential mortgage loans decreased by $10.6 million to $32.2 million as of December 31, 2023, compared to $42.8 million as of December 31, 2022. The decrease was primarily related to $12.0 million of loans restored to accrual status; $5.5 million of loans transferred to OREO; and $7.0 million in collections, including a $1.4 million collection in the Puerto Rico region; partially offset by inflows of $14.9 million.

The following table presents the activity of residential nonaccrual loans held for investment for the indicated periods:

	Year Ended December 31,		
	2023		2022
(In thousands)			
Beginning balance	$ 42,772	$	55,127
Plus:			
Additions to nonaccrual	14,946		20,320
Less:			
Loans returned to accrual status	(12,028)		(15,362)
Nonaccrual loans transferred to OREO	(5,523)		(3,895)
Nonaccrual loans charge-offs	(902)		(1,594)
Loan collections	(7,020)		(11,824)
Reclassification	(6)		-
Ending balance	$ 32,239	$	42,772

The amount of nonaccrual consumer loans, including finance leases, increased by $7.6 million to $22.4 million as of December 31, 2023, compared to $14.8 million as of December 31, 2022. The increase was mainly reflected in the auto loan and finance lease portfolios.

As of December 31, 2023, approximately $12.8 million of the loans placed in nonaccrual status, mainly commercial and residential mortgage loans, were current, or had delinquencies of less than 90 days in their interest payments. Collections on these loans are being recorded on a cash basis through earnings, or on a cost-recovery basis, as conditions warrant.

During the year ended December 31, 2023, interest income of approximately $0.5 million related to nonaccrual loans with a carrying value of $24.4 million as of December 31, 2023, mainly nonaccrual commercial and construction loans, was applied against the related principal balances under the cost-recovery method.

Total loans in early delinquency (*i.e.*, 30-89 days past due loans, as defined in regulatory reporting instructions) amounted to $150.8 million as of December 31, 2023, an increase of $45.9 million, compared to $104.9 million as of December 31, 2022. The variances by major portfolio categories are as follows:

- Consumer loans in early delinquency increased by $41.1 million to $112.0 million, mainly in the auto loan portfolio.

- Residential mortgage loans in early delinquency increased by $8.3 million to $36.5 million.

- Commercial and construction loans in early delinquency decreased by $3.5 million to $2.3 million, mainly in the commercial mortgage loan portfolio.

In addition, the Corporation provides homeownership preservation assistance to its customers through a loss mitigation program. Depending upon the nature of a borrower's financial condition, restructurings or loan modifications through this program are provided, as well as other restructurings of individual C&I, commercial mortgage, construction, and residential mortgage loans. See Note 1 – "Nature of Business and Summary of Significant Accounting Policies" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K for additional information related to the accounting policies of loan modifications granted to borrowers experiencing financial difficulty. In addition, see Note 4 – "Loans Held for Investment" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K for additional information and statistics about the Corporation's modified loans.

The OREO portfolio, which is part of non-performing assets, amounted to $32.7 million as of December 31, 2023 and $31.6 million as of December 31, 2022. The following tables show the composition of the OREO portfolio as of December 31, 2023 and 2022, as well as the activity of the OREO portfolio by geographic area during the year ended December 31, 2023:

OREO Composition by Region

(In thousands)	As of December 31, 2023			
	Puerto Rico	Virgin Islands	Florida	Consolidated
Residential	$ 18,809	$ 1,452	$ -	$ 20,261
Construction	1,576	25	-	1,601
Commercial	7,997	2,810	-	10,807
	$ 28,382	$ 4,287	$ -	$ 32,669

(In thousands)	As of December 31, 2022			
	Puerto Rico	Virgin Islands	Florida	Consolidated
Residential	$ 23,388	$ 606	$ 31	$ 24,025
Construction	1,705	59	-	1,764
Commercial	3,042	2,810	-	5,852
	$ 28,135	$ 3,475	$ 31	$ 31,641

OREO Activity by Region

(In thousands)	Year Ended December 31, 2023			
	Puerto Rico	Virgin Islands	Florida	Consolidated
Beginning Balance	$ 28,135	$ 3,475	$ 31	$ 31,641
Additions	20,301	1,970	378	22,649
Sales	(18,445)	(1,000)	(409)	(19,854)
Write-downs and other adjustments	(1,609)	(158)	-	(1,767)
Ending Balance	$ 28,382	$ 4,287	$ -	$ 32,669

Net Charge-offs and Total Credit Losses

Net charge-offs totaled $67.4 million for the year ended December 31, 2023, or 0.58% of average loans, compared to $34.2 million, or 0.31% of average loans, for the year ended December 31, 2022.

Consumer loans and finance leases net charge-offs for the year ended December 31, 2023 were $62.3 million, or 1.78% of related average loans, compared to net charge-offs of $33.2 million, or 1.07% of related average loans, for the year ended December 31, 2022. The increase was primarily reflected in the auto, personal, and credit card loan portfolios.

C&I loans net charge-offs for the year ended December 31, 2023 were $6.1 million, or 0.21% of related average loans, compared to net recoveries of $0.4 million, or 0.01% of related average loans, for the year ended December 31, 2022. The net charge-offs for the year ended December 31, 2023 included a $6.0 million net charge-off recorded on a C&I participated loan in the Florida region in the power generation industry.

Residential mortgage loans net charge-offs for the year ended December 31, 2023 were $0.6 million, or 0.02% of related average loans, compared to net charge-offs of $3.3 million, or 0.12% of related average loans, for the year ended December 31, 2022. The $3.3 million in charge-offs recorded during 2023 included $1.4 million in charge-offs resulting from foreclosures, compared to $6.9 million in charge-offs recorded during 2022 that included $2.6 million in charge-offs resulting from foreclosures. Meanwhile, the $2.7 million in recoveries recorded during 2023 included a $0.4 million recovery associated with the payoff of a residential mortgage loan in the Puerto Rico region, compared to $3.6 million in recoveries recorded during 2022.

Commercial mortgage loans net charge-offs for the year ended December 31, 2023 were $0.3 million, or 0.01% of related average loans, compared to net recoveries of $1.3 million, or 0.06% of related average loans, for the year ended December 31, 2022. The $1.1 million in charge-offs recorded during 2023 included a $1.0 million charge-off recorded on a nonaccrual commercial mortgage loan transferred to OREO during 2023. Meanwhile, the $0.8 million in recoveries recorded during 2023 included a $0.3 million recovery associated with the sale of a commercial mortgage loan in the Puerto Rico region. For the year ended December 31, 2022, commercial mortgage loans net recoveries included recoveries totaling $1.2 million associated with two commercial mortgage relationships.

Construction loans net recoveries for the year ended December 31, 2023 were $1.9 million, or 1.09% of related average loans, compared to net recoveries of $0.6 million, or 0.49% of related average loans, for the year ended December 31, 2022. For the years ended December 31, 2023 and 2022, a recovery of $1.4 million and $0.5 million, respectively, was recorded on a construction loan in the Puerto Rico region.

The following table presents net charge-offs (recoveries) to average loans held-in-portfolio for the indicated periods:

	Year Ended December 31,		
	2023	2022	2021
Residential mortgage (1)	0.02%	0.12%	0.87%
Construction	(1.09)%	(0.49)%	(0.04)%
Commercial mortgage	0.01%	(0.06)%	0.06%
C&I	0.21%	(0.01)%	(0.16)%
Consumer and finance leases	1.78%	1.07%	1.11%
Total loans (1)	0.58%	0.31%	0.48%

(1) For the year ended December 31, 2021, includes net charge-offs totaling $23.1 million associated with the bulk sale of residential nonaccrual loans and related servicing advance receivables. Excluding net charge-offs associated with the bulk sale, residential mortgage and total net charge-offs to related average loans for 2021 was 0.17% and 0.28%, respectively.

The following table presents net charge-offs (recoveries) to average loans held in various portfolios by geographic segment for the indicated periods:

	Year Ended December 31,		
	2023	2022	2021
PUERTO RICO:			
Residential mortgage (1)	0.03 %	0.14 %	1.09 %
Construction	(2.66)%	(1.68)%	(0.05) %
Commercial mortgage	0.03 %	(0.04)%	0.08 %
C&I	(0.01)%	(0.11)%	(0.30) %
Consumer and finance leases	1.78 %	1.07 %	1.10 %
Total loans (1)	0.65 %	0.37 %	0.59 %
VIRGIN ISLANDS:			
Residential mortgage	- %	0.18 %	0.06 %
Construction	0.03 %	- %	- %
Commercial mortgage	(0.02)%	(0.22)%	(0.23) %
Consumer and finance leases	0.26 %	1.23 %	1.16 %
Total loans	0.04 %	0.23 %	0.13 %
FLORIDA:			
Residential mortgage	(0.01)%	(0.03)%	(0.01) %
Construction	(0.05)%	(0.06)%	(0.04) %
Commercial mortgage	(0.02)%	(0.10)%	(0.01) %
C&I	0.67 %	0.17 %	0.10 %
Consumer and finance leases	(0.50)%	0.30 %	2.15 %
Total loans	0.30 %	0.05 %	0.07 %

(1) For the year ended December 31, 2021, includes net charge-offs totaling $23.1 million associated with the bulk sale of residential nonaccrual loans and related servicing advance receivables. Excluding net charge-offs associated with the bulk sale, residential mortgage and total net charge-offs to related average loans in the Puerto Rico region for 2021 was 0.21% and 0.34%, respectively.

The following table presents information about the OREO inventory and credit losses for the indicated periods:

	Year Ended December 31,					
	2023		2022		2021	
(Dollars in thousands)						
OREO						
OREO balances, carrying value:						
Residential	$	20,261	$	24,025	$	29,533
Construction		1,601		1,764		3,984
Commercial		10,807		5,852		7,331
Total	$	32,669	$	31,641	$	40,848
OREO activity (number of properties):						
Beginning property inventory		344		418		513
Properties acquired		171		156		167
Properties disposed		(238)		(230)		(262)
Ending property inventory		277		344		418
Average holding period (in days)						
Residential		483		606		700
Construction		2,412		2,185		2,115
Commercial		1,491		2,570		2,018
Total average holding period (in days)		911		1,057		1,075
OREO operations (gain) loss:						
Market adjustments and (gains) losses on sale:						
Residential	$	(8,962)	$	(7,742)	$	(4,166)
Construction		(61)		418		(820)
Commercial		(305)		(420)		1,182
Total net gain		(9,328)		(7,744)		(3,804)
Other OREO operations expenses		2,190		1,918		1,644
Net Gain on OREO operations	$	(7,138)	$	(5,826)	$	(2,160)

Operational Risk

The Corporation faces ongoing and emerging risk and regulatory pressure related to the activities that surround the delivery of banking and financial products. Coupled with external influences, such as market conditions, security risks, and legal risks, the potential for operational and reputational loss has increased. To mitigate and control operational risk, the Corporation has developed, and continues to enhance, specific internal controls, policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout the organization. The purpose of these mechanisms is to provide reasonable assurance that the Corporation's business operations are functioning within the policies and limits established by management.

The Corporation classifies operational risk into two major categories: business-specific and corporate-wide affecting all business lines. For business specific risks, Enterprise Risk Management works with the various business units to ensure consistency in policies, processes and assessments. With respect to corporate-wide risks, such as information security, business recovery, and legal and compliance, the Corporation has specialized groups, such as the Legal Department, Information Security, Corporate Compliance, Operations and Enterprise Risk Management. These groups assist the lines of business in the development and implementation of risk management practices specific to the needs of the business groups.

Legal and Compliance Risk

Legal and compliance risk includes the risk of noncompliance with applicable legal and regulatory requirements, the risk of adverse legal judgments against the Corporation, and the risk that a counterparty's performance obligations will be unenforceable. The Corporation is subject to extensive regulation in the different jurisdictions in which it conducts its business, and this regulatory scrutiny has been significantly increasing over the years. The Corporation has established, and continues to enhance, procedures that are designed to ensure compliance with all applicable statutory, regulatory and any other legal requirements. The Corporation has a Compliance Director who reports to the Chief Risk Officer and is responsible for the oversight of regulatory compliance and implementation of an enterprise-wide compliance risk assessment process. The Compliance division has officer roles in each major business area with direct reporting responsibilities to the Corporate Compliance Group.

Concentration Risk

The Corporation conducts its operations in a geographically concentrated area, as its main market is Puerto Rico. Of the total gross loan portfolio held for investment of $12.2 billion as of December 31, 2023, the Corporation had credit risk of approximately 80% in the Puerto Rico region, 17% in the United States region, and 3% in the Virgin Islands region.

Update on the Puerto Rico Fiscal and Economic Situation

A significant portion of the Corporation's business activities and credit exposure is concentrated in the Commonwealth of Puerto Rico, which has experienced economic and fiscal distress over the last decade. Since declaring bankruptcy and benefitting from the enactment of the federal Puerto Rico Oversight, Management and Economic Stability Act ("PROMESA") in 2016, the Government of Puerto Rico has made progress on fiscal matters primarily by restructuring a large portion of its outstanding public debt and identifying funding sources for its underfunded pension system.

Economic Indicators

On June 15, 2023, the Puerto Rico Planning Board ("PRPB") presented the updated Economic Report to the Governor, which provides an analysis of Puerto Rico's economy during fiscal year 2022 and a short-term forecast for fiscal years 2023 and 2024. According to the PRPB, Puerto Rico's real gross national product ("GNP") expanded by 3.7% in fiscal year 2022, which was the highest annual real GNP growth registered in Puerto Rico since fiscal year 1999. The growth was primarily driven by a sharp increase in personal consumption expenditures reflecting an increase of approximately 8.5% when compared to fiscal year 2021, increase in exports of 4.8%, and growth in fixed capital investments of 12.6%, partially offset by an increase in imports of 10.3%.

There are other indicators that gauge economic activity and are published with greater frequency, for example, the Economic Development Bank for Puerto Rico's Economic Activity Index ("EDB-EAI"). Although not a direct measure of Puerto Rico's real GNP, the EDB-EAI is correlated to Puerto Rico's real GNP. For November 2023, estimates showed that the EDB-EAI stood at 129.5, up 5.9% on a year-over-year basis. Over the 12-month period ended November 30, 2023, the EDB-EAI averaged 127.2, the highest level since October 2014 and approximately 3.0% above the comparable figure a year earlier.

Labor market trends remain positive. Data published by the Bureau of Labor Statistics showed that December 2023 payroll employment in Puerto Rico increased by 2.4% when compared to December 2022, supported by a year-over-year increase of 8.3% in Leisure and Hospitality payroll employment and an 11.6% year-over-year increase in construction-related payroll employment. The unemployment rate continued to trend downward and stood at a record-low of 5.7%.

Fiscal Plan

On April 3, 2023, the PROMESA oversight board certified the 2023 Fiscal Plan for Puerto Rico (the "2023 Fiscal Plan"). Unlike previous versions of the fiscal plan, the PROMESA oversight board segregated the 2023 Fiscal Plan into three different volumes. As the first fiscal plan certified in a post-bankruptcy environment, Volume 1 presents a Transformation Plan that highlights priority areas to cement fiscal responsibility, accelerate economic growth in a sustainable manner, and restore market access to Puerto Rico. Volume 2 provides additional details on economic trends and financial projections, and Volume 3 maps out the supplementary implementation details to guide the government's implementation of the requirements of the 2023 Fiscal Plan, as well as additional initiatives from prior fiscal plans which remain mandatory and are still pending to be implemented.

The 2023 Fiscal Plan prioritizes resource allocation across three major pillars: (i) entrenching a legacy of strong financial management through the implementation of a comprehensive financial management agenda, (ii) instilling a culture of public-sector performance and excellence to properly delivery quality public services, and (iii) investing for economic growth to ensure sufficient revenues are generated to support the delivery of services. According to the Transformation Plan, the fiscal and economic turnaround of Puerto Rico cannot be accomplished without the implementation of structural economic reforms that promote sustainable economic development. These reforms include power/energy sector reform to improve availability, reliability and affordability of energy, education reform to expand opportunity and prepare the workforce to compete for jobs of the future, and an infrastructure reform aimed at improving the efficiency of the economy and facilitating investment. The 2023 Fiscal Plan projects that these reforms, if implemented successfully, will contribute 0.75% in GNP growth by fiscal year 2026. Additionally, the 2023 Fiscal Plan provides a roadmap for a tax reform directed towards establishing a tax regime that is more competitive for investors and more equitable for individuals.

The 2023 Fiscal Plan notes that Puerto Rico has had a strong recovery in the aftermath of the COVID-19 pandemic crisis with labor participation trending positively and unemployment at historically low levels. However, it recognizes that such recovery has been primarily fueled by the unprecedented influx of federal funds which have an outsized and temporary impact that may mask underlying structural weaknesses in the economy. As such, the 2023 Fiscal Plan projects a 0.7% decline in real GNP for the current fiscal year 2023, followed by a period of near-zero real growth in fiscal years 2024 through 2026. Also, the fiscal plan projects that Puerto Rico's population will continue the long-term trend of steady decline. Notwithstanding, the Transformation Plan depicts that, if managed properly, these non-recurring federal funds can be leveraged into sustainable longer-term growth and opportunity.

The 2023 Fiscal Plan projects that approximately $81 billion in total disaster relief funding, from federal and private sources, will be disbursed as part of the reconstruction efforts over a span of 18 years (fiscal years 2018 through 2035). These funds will benefit individuals, the public (e.g., reconstruction of major infrastructure, roads, and schools), and will cover part of Puerto Rico's share of the cost of disaster relief funding. Also, the 2023 Fiscal Plan projects the $9.3 billion in remaining COVID-19 relief funds to be deployed in fiscal years 2023 through 2025, compared to $4.5 billion projected in the previous fiscal plan. Additionally, the 2023 Fiscal Plan continues to account for $2.3 billion in federal funds to Puerto Rico from the Bipartisan Infrastructure Law directed towards improving Puerto Rico's infrastructure over fiscal years 2022 through 2026.

Debt Restructuring

Over 80% of Puerto Rico's outstanding debt has been restructured to date. On March 15, 2022, the Plan of Adjustment of the central government's debt became effective through the exchange of more than $33 billion of existing bonds and other claims into approximately $7 billion of new bonds, saving Puerto Rico more than $50 billion in debt payments to creditors. Also, the restructurings of the Puerto Rico Sales Tax Financing Corporation ("COFINA"), the Highways and Transportation Authority ("HTA"), and the Puerto Rico Aqueducts and Sewers Authority ("PRASA") are expected to yield savings of approximately $17.5 billion, $3.0 billion, and $400 million, respectively, in future debt service payments. The main restructurings pending include that of the Puerto Rico Electric Power Authority ("PREPA") and the Puerto Rico Industrial Company ("PRIDCO").

On June 23, 2023, the Fiscal Oversight and Management Board for Puerto Rico certified a new fiscal plan for PREPA which included the most recent projections of energy consumption in Puerto Rico and consequently reflected a significant reduction in the projected revenues for PREPA over the next years. As such, PREPA concluded that its ability to repay its outstanding debt was significantly less than what was previously stated. On June 26, 2023, Judge Laura Taylor Swain resolved that PREPA's bondholders have an unsecured claim of $2.4 billion against PREPA and not the approximately $9.0 billion that bondholders were claiming.

On August 25, 2023, the PROMESA oversight board announced that it filed the third amended Plan of Adjustment to reduce more than $10 billion of total asserted claims by various creditors against PREPA by approximately 80% to $2.5 billion, excluding pension liabilities. According to the PROMESA oversight board, bondholders who support the plan would recover 12.5% of their original asserted claim, while bondholders who do not agree to the proposed plan would recover 3.5% of their asserted claim. Combined with other previous agreements and settlements that remain in place, approximately 43% of PREPA's creditors support the third amended plan. In addition to conforming to Judge Taylor Swain's ruling made in June, the amended plan also conforms to the previously disclosed debt sustainability analysis in the revised PREPA Fiscal Plan certified in June 2023 that is based on the most recent projections of PREPA's operating costs and future demand for its services. The PREPA pension treatment remains unchanged under the third amended plan. PREPA retirees will be paid in full for all benefits earned through the effective date of the plan. After that date, no further benefits can be earned under the defined benefit plan by existing or new participants. The disclosure statement hearing for the amended plan has been scheduled for November 14, 2023, and the confirmation hearing is expected to take place in March 2024, according to a court order dated September 11, 2023.

Other Developments

Notable progress continues to be made as part of the ongoing efforts of prioritizing the restoration, improvement, and modernization of Puerto Rico's infrastructure, particularly in the aftermath of Hurricane Maria in 2017. During the 11-month period ended November 30, 2023, over $2.95 billion in disaster relief funds have been disbursed through FEMA Public Assistance program and the Department of Housing and Urban Development's Community Development Block Grant program, a 48% increase when compared to the same period in 2022. These funds will continue to play a key role in supporting Puerto Rico's economic stability and are expected to have a positive impact on the Island's infrastructure. For example, approximately 86% of the projects that FEMA has obligated to address damage caused by Hurricane Maria have resources to reinforce their infrastructure, among other hazard mitigation measures, that will prepare these facilities for future weather events. As of January 22, 2024, over 2,250 projects had already been completed under FEMA's Public Assistance programs while over 21,100 projects were active across different stages of execution for a total cost of $10.3 billion, equivalent to approximately 31% of the agency's $33 billion obligation, according to the Central Office for Recovery, Reconstruction and Resiliency ("COR3").

On June 21, 2023, Fitch Ratings issued a credit rating research note highlighting the government's commitment to improving its continuing disclosure practices and the release of the 2021 audited financial statements. The government has made great strides in recent years with regards to its financial transparency and is on target to release its audited financial statements on time and in line with regulatory expectations.

On October 17, 2023, the Government of Puerto Rico announced the execution of a $2.85 billion concession agreement with Puerto Rico Tollroads LLC, a subsidiary of Abertis Infraestructuras SA, to operate, maintain, and improve the four Puerto Rico toll roads currently managed by HTA over the next 40 years. Pursuant to the agreement, the $2.85 billion concession fee will enable HTA to pay off approximately $1.6 billion of its outstanding debt. In addition, the concession fee will provide an estimated $1.1 billion in new funding to be dedicated for road-maintenance purposes and other long-term investments of transportation projects. This transaction, which was in part financed by 11 banks, including FirstBank, resulted in the origination of the aforementioned $150.0 million participation on a C&I loan funded during the fourth quarter of 2023.

Exposure to Puerto Rico Government

As of December 31, 2023, the Corporation had $297.9 million of direct exposure to the Puerto Rico government, its municipalities and public corporations, compared to $338.9 million as of December 31, 2022. As of December 31, 2023, approximately $189.0 million of the exposure consisted of loans and obligations of municipalities in Puerto Rico that are supported by assigned property tax revenues and for which, in most cases, the good faith, credit and unlimited taxing power of the applicable municipality have been pledged to their repayment, and $59.4 million consisted of loans and obligations which are supported by one or more specific sources of municipal revenues. Approximately 73% of the Corporation's exposure to Puerto Rico municipalities consisted primarily of senior priority loans and obligations concentrated in four of the largest municipalities in Puerto Rico. The municipalities are required by law to levy special property taxes in such amounts as are required for the payment of all of their respective general obligation bonds and notes. Furthermore, municipalities are also likely to be affected by the negative economic and other effects resulting from expense, revenue, or cash management measures taken to address the Puerto Rico government's fiscal problems and measures included in fiscal plans of other government entities. In addition to municipalities, the total direct exposure also included $8.9 million in loans to an affiliate of PREPA, $37.4 million in loans to agencies or public corporations of the Puerto Rico government, and obligations of the Puerto Rico government, specifically a residential pass-through MBS issued by the PRHFA, at an amortized cost of $3.2 million as part of its available-for-sale debt securities portfolio (fair value of $1.4 million as of December 31, 2023).

The following table details the Corporation's total direct exposure to Puerto Rico government obligations according to their maturities:

	As of December 31, 2023		
	Investment Portfolio (Amortized cost)	Loans	Total Exposure
(In thousands)			
Puerto Rico Housing Finance Authority:			
After 10 years	$ 3,156	$ -	$ 3,156
Total Puerto Rico Housing Finance Authority	3,156	-	3,156
Agencies and public corporation of the Puerto Rico government:			
After 1 to 5 years	-	12,837	12,837
After 5 to 10 years	-	24,563	24,563
Total agencies and public corporation of the Puerto Rico government	-	37,400	37,400
Affiliate of the Puerto Rico Electric Power Authority:			
After 1 to 5 years	-	8,908	8,908
Total Puerto Rico government affiliate	-	8,908	8,908
Total Puerto Rico public corporations and government affiliate	-	46,308	46,308
Municipalities:			
Due within one year	3,165	7,176	10,341
After 1 to 5 years	51,230	52,330	103,560
After 5 to 10 years	36,050	81,859	117,909
After 10 years	16,595	-	16,595
Total Municipalities	107,040	141,365	248,405
Total Direct Government Exposure	$ 110,196	$ 187,673	$ 297,869

In addition, as of December 31, 2023, the Corporation had $77.7 million in exposure to residential mortgage loans that are guaranteed by the PRHFA, a governmental instrumentality that has been designated as a covered entity under PROMESA (December 31, 2022 – $84.7 million). Residential mortgage loans guaranteed by the PRHFA are secured by the underlying properties and the guarantees serve to cover shortfalls in collateral in the event of a borrower default. The Puerto Rico government guarantees up to $75 million of the principal for all loans under the mortgage loan insurance program. According to the most recently released audited financial statements of the PRHFA, as of June 30, 2022, the PRHFA's mortgage loans insurance program covered loans in an aggregate amount of approximately $418 million. The regulations adopted by the PRHFA require the establishment of adequate reserves to guarantee the solvency of the mortgage loans insurance program. As of June 30, 2022, the most recent date as of which information is available, the PRHFA had a liability of approximately $1 million as an estimate of the losses inherent in the portfolio.

As of December 31, 2023, the Corporation had $2.7 billion of public sector deposits in Puerto Rico, compared to $2.3 billion as of December 31, 2022. Approximately 20% of the public sector deposits as of December 31, 2023 were from municipalities and municipal agencies in Puerto Rico and 80% were from public corporations, the Puerto Rico central government and agencies, and U.S. federal government agencies in Puerto Rico.

Exposure to USVI Government

The Corporation has operations in the USVI and has credit exposure to USVI government entities.

For many years, the USVI has been experiencing several fiscal and economic challenges that have deteriorated the overall financial and economic conditions in the area. However, on May 22, 2023, the United States Bureau of Economic Analysis (the "BEA") released its estimates of GDP for 2021. According to the BEA, the USVI's real GDP increased 2.8% in 2021 after decreasing 1.9% in 2020. The increase in real GDP reflected increases in exports and personal consumption expenditures. These increases were partly offset by decreases in private inventory investment, private fixed investment, and government spending. Imports, a subtraction item in the calculation of GDP, also decreased.

Over the past three years, the USVI has been recovering from the adverse impact caused by COVID-19 and has continued to make progress on its rebuilding efforts related to Hurricanes Irma and Maria, which occurred in 2017. According to data published by the government, over $5.0 billion in disaster recovery funds were disbursed as of November 2023 and $6.2 billion were remaining obligated funds waiting to be disbursed. On the fiscal front, revenues have trended positively and the USVI government successfully completed the restructuring of the government employee retirement system. Moreover, labor market trends remain stable with payroll employment for the month of December 2023 up 0.3% when compared to December 2022.

On December 14, 2023, Fitch Ratings announced that it withdrew the ratings of the U.S. Virgin Islands Water and Power Authority ("WAPA") primarily due to limited availability of the authority's operating and financial information from public sources or from WAPA's management.

Finally, PROMESA does not apply to the USVI and, as such, there is currently no federal legislation permitting the restructuring of the debts of the USVI and its public corporations and instrumentalities. To the extent that the fiscal condition of the USVI government deteriorates again, the U.S. Congress or the government of the USVI may enact legislation allowing for the restructuring of the financial obligations of the USVI government entities or imposing a stay on creditor remedies, including by making PROMESA applicable to the USVI.

As of December 31, 2023, the Corporation had $90.5 million in loans to USVI public corporations, compared to $38.0 million as of December 31, 2022. The increase in loans to USVI public corporations was driven by the aforementioned $57.2 million line of credit utilization. As of December 31, 2023, all loans were currently performing and up to date on principal and interest payments.

CEO and CFO Certifications

First BanCorp.'s Chief Executive Officer and Chief Financial Officer have filed with the SEC certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2, 32.1 and 32.2 to this Form 10-K.

In addition, in 2023, First BanCorp's Chief Executive Officer provided to the NYSE his annual certification, as required for all NYSE listed companies, that he was not aware of any violation by the Corporation of the NYSE corporate governance listing standards.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information required herein is incorporated by reference to the information included under the sub-caption "Interest Rate Risk Management" in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Form 10-K.

Item 8. Financial Statements and Supplementary Data


FIRST BANCORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of First BanCorp.
San Juan, Puerto Rico

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of First BanCorp. (the "Company") as of December 31, 2023, and 2022, the related consolidated statements of income, comprehensive income (loss), cash flows, and changes in stockholders' equity for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

<u>Allowance for Credit Losses – Economic Forecasts and Macroeconomic Variables</u>

As described in Notes 1 and 5 to the financial statements, the allowance for credit losses ("ACL") for loans and finance leases is an accounting estimate of expected credit losses over the contractual life of financial assets carried at amortized cost and off-balance-sheet credit exposures.

The calculation of the ACL for loans and finance leases, is primarily measured based on a probability of default / loss given default modeled approach. The estimate of the probability of default and loss given default assumptions uses one or more economic forecasts of relevant current and forward-looking macroeconomic variables determined by portfolio segment, such as: unemployment rate; housing and real estate price indices; interest rates; market risk factors; and gross domestic product, and considers conditions throughout Puerto Rico, the Virgin Islands, and the State of Florida. A significant amount of judgment is required to assess the reasonableness of the selection of economic forecasts and macroeconomic variables. Changes to these assumptions could have a material effect on the Company's financial results.

The economic forecasts and current and forward-looking macroeconomic variables used contribute significantly to the determination of the ACL for loans and finance leases. We identified the assessment of economic forecasts and relevant macroeconomic variables as a critical audit matter as the impact of these judgments represents a significant portion of the ACL for loans and finance leases and because management's estimate required especially subjective auditor judgment and significant audit effort, including the need for specialized skill.

The primary procedures we performed to address these critical audit matters included:

- Testing the effectiveness of controls over the evaluation of the selection of economic forecasts and the current and forward-looking macroeconomic variables, including controls addressing:

    o Management's review and approval of the economic forecasts and macroeconomic variables.
    o Management's review of the reasonableness of the results of the selection of economic forecasts and macroeconomic variables used in the calculation.

- Substantively testing management's process, including evaluating their judgments and assumptions, for economic forecast selection and macroeconomic variables, which included:

    o Evaluation of reasonableness of economic forecasts selection.
    o Evaluation of the completeness and accuracy of data inputs used as a basis for the adjustments relating to macroeconomic variables.
    o Evaluation, with the assistance of professionals with specialized skill and knowledge, of the reasonableness of management's judgments related to the economic forecast and macroeconomic variables used in the determination of the ACL for loans. Among other procedures, our evaluation considered, evidence from internal and external sources, loan portfolio performance trends and whether such assumptions were applied consistently period to period.
    o Analytical evaluation of the variables period to period for directional consistency and testing for reasonableness.

We have served as the Company's auditor since 2018.

/s/ Crowe LLP
Fort Lauderdale, Florida
February 28, 2024

Stamp No. E511125 of the
Puerto Rico Society of Certified
Public Accountants was affixed to
the record copy this report.

Management's Report on Internal Control over Financial Reporting

To the Stockholders and Board of Directors of First BanCorp.:

First BanCorp.'s (the "Corporation") internal control over financial reporting is a process designed and effected by those charged with governance, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Corporation's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management is responsible for establishing and maintaining effective internal control over financial reporting. Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2023, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, management concluded that, as of December 31, 2023, the Corporation's internal control over financial reporting is effective based on the criteria established in Internal Control-Integrated Framework (2013).

The Corporation's independent registered public accounting firm, Crowe LLP, has audited the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2023, as stated in their report dated February 28, 2024.

First BanCorp.

/s/ Aurelio Alemán
Aurelio Alemán
President and Chief Executive Officer
Date: February 28, 2024

/s/ Orlando Berges
Orlando Berges
Executive Vice President
and Chief Financial Officer
Date: February 28, 2024

FIRST BANCORP.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In thousands, except for share information)	December 31, 2023	December 31, 2022
ASSETS		
Cash and due from banks	$ 661,925	$ 478,480
Money market investments:		
Time deposits with other financial institutions	300	300
Other short-term investments	939	1,725
Total money market investments	1,239	2,025
Available-for-sale debt securities, at fair value:		
Securities pledged with creditors' rights to repledge	-	81,103
Other available-for-sale debt securities	5,229,984	5,518,417
Total available-for-sale debt securities, at fair value (amortized cost of $5,863,294 as of December 31, 2023, and $6,398,197 as of December 31, 2022; allowance for credit losses ("ACL") of $511 as of December 31, 2023 and $458 as of December 31, 2022)	5,229,984	5,599,520
Held-to-maturity debt securities, at amortized cost, net of ACL of $2,197 as of December 31, 2023 and $8,286 as of December 31, 2022 (fair value of $346,132 as of December 31, 2023 and $427,115 as of December 31, 2022)	351,981	429,251
Equity securities	49,675	55,289
Total investment securities	5,631,640	6,084,060
Loans, net of ACL of $261,843 as of December 31, 2023 and $260,464 as of December 31, 2022	11,923,640	11,292,361
Mortgage loans held for sale, at lower of cost or market	7,368	12,306
Total loans, net	11,931,008	11,304,667
Accrued interest receivable on loans and investments	77,716	69,730
Premises and equipment, net	142,016	142,935
Other real estate owned ("OREO")	32,669	31,641
Deferred tax asset, net	150,127	155,584
Goodwill	38,611	38,611
Other intangible assets	13,383	21,118
Other assets	229,215	305,633
Total assets	$ 18,909,549	$ 18,634,484
LIABILITIES		
Non-interest-bearing deposits	$ 5,404,121	$ 6,112,884
Interest-bearing deposits	11,151,864	10,030,583
Total deposits	16,555,985	16,143,467
Short-term securities sold under agreements to repurchase	-	75,133
Advances from the Federal Home Loan Bank ("FHLB"):		
Short-term	-	475,000
Long-term	500,000	200,000
Total advances from the FHLB	500,000	675,000
Other long-term borrowings	161,700	183,762
Accounts payable and other liabilities	194,255	231,582
Total liabilities	17,411,940	17,308,944
Commitments and contingencies (See Note 29)		
STOCKHOLDERS' EQUITY		
Common stock, $0.10 par value, 2,000,000,000 shares authorized; 223,663,116 shares issued; 169,302,812 shares outstanding as of December 31, 2023 and 182,709,059 as of December 31, 2022	22,366	22,366
Additional paid-in capital	965,707	970,722
Retained earnings, includes legal surplus reserve of $199,576 as of December 31, 2023 and $168,484 as of December 31, 2022	1,846,112	1,644,209
Treasury stock (at cost), 54,360,304 shares as of December 31, 2023 and 40,954,057 shares as of December 31, 2022	(697,406)	(506,979)
Accumulated other comprehensive loss, net of tax of $8,581 as of December 31, 2023 and $8,468 as of December 31, 2022	(639,170)	(804,778)
Total stockholders' equity	1,497,609	1,325,540
Total liabilities and stockholders' equity	$ 18,909,549	$ 18,634,484

The accompanying notes are an integral part of these statements.

FIRST BANCORP.
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
(In thousands, except per share information)	2023	2022	2021
Interest and dividend income:			
Loans	$ 890,562	$ 747,901	$ 719,153
Investment securities	102,505	102,922	72,893
Money market investments and interest-bearing cash accounts	30,419	11,791	2,662
Total interest and dividend income	1,023,486	862,614	794,708
Interest expense:			
Deposits	185,461	46,361	41,482
Securities sold under agreements to repurchase:			
Short-term	2,769	1,017	-
Long-term	-	6,538	9,963
Advances from the FHLB:			
Short-term	4,811	1,475	-
Long-term	19,797	3,661	8,199
Other borrowings:			
Short-term	3	16	-
Long-term	13,535	8,253	5,135
Total interest expense	226,376	67,321	64,779
Net interest income	797,110	795,293	729,929
Provision for credit losses - expense (benefit):			
Loans and finance leases	66,644	25,679	(61,720)
Unfunded loan commitments	365	2,736	(3,568)
Debt securities	(6,069)	(719)	(410)
Provision for credit losses - expense (benefit)	60,940	27,696	(65,698)
Net interest income after provision for credit losses	736,170	767,597	795,627
Non-interest income:			
Service charges and fees on deposit accounts	38,042	37,823	35,284
Mortgage banking activities	10,587	15,260	24,998
Gain on early extinguishment of debt	1,605	-	-
Insurance commission income	12,763	13,743	11,945
Card and processing income	43,909	40,416	36,508
Other non-interest income	25,788	15,850	12,429
Total non-interest income	132,694	123,092	121,164
Non-interest expenses:			
Employees' compensation and benefits	222,855	206,038	200,457
Occupancy and equipment	85,911	88,277	93,253
Business promotion	19,626	18,231	15,359
Professional service fees	45,841	47,848	59,956
Taxes, other than income taxes	21,236	20,267	22,151
Federal Deposit Insurance Corporation ("FDIC") deposit insurance	14,873	6,149	6,544
Net gain on OREO operations	(7,138)	(5,826)	(2,160)
Credit and debit card processing expenses	25,997	22,736	22,169
Communications	8,561	8,723	9,387
Merger and restructuring costs	-	-	26,435
Other non-interest expenses	33,666	30,662	35,423
Total non-interest expenses	471,428	443,105	488,974
Income before income taxes	397,436	447,584	427,817
Income tax expense	94,572	142,512	146,792
Net income	$ 302,864	$ 305,072	$ 281,025
Net income attributable to common stockholders	$ 302,864	$ 305,072	$ 277,338
Net income per common share:			
Basic	$ 1.72	$ 1.60	$ 1.32
Diluted	$ 1.71	$ 1.59	$ 1.31

The accompanying notes are an integral part of these statements.

FIRST BANCORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year Ended December 31,				
		2023		**2022**		**2021**
(In thousands)						
Net income	$	302,864	$	305,072	$	281,025
Other comprehensive income (loss), net of tax:						
Available-for-sale debt securities:						
Net unrealized holding gains (losses) on debt securities [1]		165,420		(718,582)		(143,115)
Defined benefit plans adjustments:						
Net actuarial gain (loss)		177		(2,199)		3,660
Reclassification adjustment for amortization of net actuarial loss		11		2		1
Other comprehensive income (loss) for the year, net of tax		165,608		(720,779)		(139,454)
Total comprehensive income (loss)	$	468,472	$	(415,707)	$	141,571

		Year Ended December 31,				
		2023		**2022**		**2021**
(In thousands)						
Income tax effect of items included in other comprehensive income (loss):						
Defined benefit plans adjustments:						
Net actuarial gain (loss)	$	(107)	$	1,319	$	(2,199)
Reclassification adjustment for amortization of net actuarial loss		(6)		(1)		-
Total income tax effect of items included in other comprehensive income (loss)	$	(113)	$	1,318	$	(2,199)

(1) Net unrealized gains (losses) on available-for-sale debt securities have no tax effect because securities are either tax-exempt, held by an International Banking Entity ("IBE") unit or subsidiary, or have a full deferred tax asset valuation allowance.

The accompanying notes are an integral part of these statements.

FIRST BANCORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)		Year Ended December 31,				
		2023		2022		2021
Cash flows from operating activities:						
Net income	$	302,864	$	305,072	$	281,025
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		20,501		22,289		24,965
Amortization of intangible assets		7,735		8,816		11,407
Provision for credit losses - expense (benefit)		60,940		27,696		(65,698)
Deferred income tax expense		6,105		54,216		118,323
Stock-based compensation		7,799		5,407		5,460
Gain on early extinguishment of debt		(1,605)		-		-
Unrealized gain on derivative instruments		(301)		(1,098)		(4,227)
Net gain on disposals or sales, and impairments of premises and equipment and other assets		(3,514)		(706)		(32)
Net gain on sales of loans and loans held-for-sale valuation adjustments		(1,572)		(5,498)		(14,791)
Net amortization of discounts, premiums, and deferred loan fees and costs		1,223		(7,853)		(25,294)
Originations and purchases of loans held for sale		(147,460)		(214,962)		(503,200)
Sales and repayments of loans held for sale		149,888		235,199		528,253
Amortization of broker placement fees		309		106		218
Net amortization of premiums and discounts on investment securities		4,967		3,435		26,549
(Increase) decrease in accrued interest receivable		(5,437)		(11,340)		7,701
Increase (decrease) in accrued interest payable		18,430		1,706		(2,776)
(Increase) decrease in other assets		(16,619)		(2,437)		24,344
(Decrease) increase in other liabilities		(41,290)		20,437		(12,506)
Net cash provided by operating activities		362,963		440,485		399,721
Cash flows from investing activities:						
Net (disbursements) repayments on loans held for investment		(758,232)		(603,853)		599,097
Proceeds from sales of loans held for investment		7,736		62,168		81,458
Proceeds from sales of repossessed assets		53,870		46,281		55,867
Purchases of available-for-sale debt securities		(5,458)		(512,327)		(3,447,921)
Proceeds from principal repayments and maturities of available-for-sale debt securities		549,644		626,802		1,445,873
Purchases of held-to-maturity debt securities		-		(289,784)		-
Proceeds from principal repayments and maturities of held-to-maturity debt securities		85,988		32,153		12,677
Additions to premises and equipment		(22,599)		(20,459)		(13,349)
Proceeds from sales of premises and equipment and other assets		4,475		1,196		832
Net redemptions (purchases) of other investments securities		5,643		(23,637)		5,322
Proceeds from the settlement of insurance claims - investing activities		483		-		550
Net cash paid from business combination		-		-		(3,381)
Net cash used in investing activities		(78,450)		(681,460)		(1,262,975)
Cash flows from financing activities:						
Net increase (decrease) in deposits		470,981		(1,706,118)		2,472,579
Net (repayments) proceeds of short-term borrowings		(550,133)		550,133		-
Repayments of long-term borrowings		(19,795)		(500,000)		(240,000)
Proceeds from long-term borrowings		300,000		200,000		-
Repurchase of outstanding common stock		(203,241)		(277,769)		(216,522)
Dividends paid on common stock		(99,666)		(87,824)		(65,021)
Dividends paid on preferred stock		-		-		(2,453)
Redemption of preferred stock- Series A through E		-		-		(36,104)
Net cash (used in) provided by financing activities		(101,854)		(1,821,578)		1,912,479
Net increase (decrease) in cash and cash equivalents		182,659		(2,062,553)		1,049,225
Cash and cash equivalents at beginning of year		480,505		2,543,058		1,493,833
Cash and cash equivalents at end of period	$	663,164	$	480,505	$	2,543,058
Cash and cash equivalents include:						
Cash and due from banks	$	661,925	$	478,480	$	2,540,376
Money market investments		1,239		2,025		2,682
	$	663,164	$	480,505	$	2,543,058

The accompanying notes are an integral part of these statements.

FIRST BANCORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Year Ended December 31,		
	2023	**2022**	**2021**
(In thousands, except per share information)			
Preferred Stock:			
Balance at beginning of year	$ -	$ -	$ 36,104
Redemption of Series A through E Preferred Stock	-	-	(36,104)
Balance at end of year	-	-	-
Common Stock:			
Balance at beginning of year	22,366	22,366	22,303
Common stock issued under stock-based compensation plan	-	-	63
Balance at end of year	22,366	22,366	22,366
Additional Paid-In Capital:			
Balance at beginning of year	970,722	972,547	965,385
Stock-based compensation expense	7,799	5,407	5,460
Common stock reissued/issued under stock-based compensation plan	(13,531)	(7,365)	(63)
Restricted stock forfeited	717	133	531
Issuance costs of Series A through E Preferred Stock redeemed	-	-	1,234
Balance at end of year	965,707	970,722	972,547
Retained Earnings:			
Balance at beginning of year	1,644,209	1,427,295	1,215,321
Cumulative adjustment of adoption of Accounting Standards Update ("ASU") 2022-02 (See Note 1)	(1,357)	-	-
Net income	302,864	305,072	281,025
Dividends on common stock (2023 - $0.56 per share; 2022 - $0.46 per share; 2021 - $0.31 per share)	(99,604)	(88,158)	(65,364)
Dividends on preferred stock	-	-	(2,453)
Excess of redemption value over carrying value of Series A through E Preferred Stock redeemed	-	-	(1,234)
Balance at end of year	1,846,112	1,644,209	1,427,295
Treasury Stock (at cost):			
Balance at beginning of year	(506,979)	(236,442)	(19,389)
Common stock repurchases (See Note 17)	(203,241)	(277,769)	(216,522)
Common stock reissued under stock-based compensation plan	13,531	7,365	-
Restricted stock forfeited	(717)	(133)	(531)
Balance at end of year	(697,406)	(506,979)	(236,442)
Accumulated Other Comprehensive Loss, net of tax:			
Balance at beginning of year	(804,778)	(83,999)	55,455
Other comprehensive income (loss), net of tax	165,608	(720,779)	(139,454)
Balance at end of year	(639,170)	(804,778)	(83,999)
Total stockholders' equity	$ 1,497,609	$ 1,325,540	$ 2,101,767

The accompanying notes are an integral part of these statements.

FIRST BANCORP.
INDEX TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

First BanCorp. (the "Corporation") is a publicly owned, Puerto Rico-chartered financial holding company organized under the laws of the Commonwealth of Puerto Rico in 1948. The Corporation is subject to regulation, supervision, and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Through its subsidiaries, including its banking subsidiary, FirstBank Puerto Rico ("FirstBank" or the "Bank"), the Corporation provides full-service commercial and consumer banking services, mortgage banking services, automobile financing, trust services, insurance agency services, and other financial products and services with operations in Puerto Rico, the United States, the U.S. Virgin Islands (the "USVI"), and the British Virgin Islands (the "BVI").

The Corporation has two wholly-owned subsidiaries: FirstBank Puerto Rico ("FirstBank" or the "Bank"), and FirstBank Insurance Agency, Inc. ("FirstBank Insurance Agency"). FirstBank is a Puerto Rico-chartered commercial bank, and FirstBank Insurance Agency is a Puerto Rico-chartered insurance agency. FirstBank is subject to the supervision, examination, and regulation of both the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico (the "OCIF") and the FDIC. Deposits are insured through the FDIC Deposit Insurance Fund. FirstBank also operates in the State of Florida, subject to regulation and examination by the Florida Office of Financial Regulation and the FDIC; in the USVI, subject to regulation and examination by the USVI Division of Banking, Insurance and Financial Regulation; and in the BVI, subject to regulation by the British Virgin Islands Financial Services Commission. The Consumer Financial Protection Bureau (the "CFPB") regulates FirstBank's consumer financial products and services.

FirstBank Insurance Agency is subject to the supervision, examination, and regulation, including the Office of the Insurance Commissioner of the Commonwealth of Puerto Rico and the Division of Banking, Insurance and Financial Regulation in the USVI.

FirstBank conducts its business through its main office located in San Juan, Puerto Rico, 58 banking branches in Puerto Rico, eight banking branches in the USVI and the BVI, and eight banking branches in the state of Florida (USA). FirstBank has six wholly-owned subsidiaries with operations in Puerto Rico: First Federal Finance Corp. (d/b/a Money Express La Financiera), a finance company specializing in the origination of small loans with 25 offices in Puerto Rico; First Management of Puerto Rico, a Puerto Rico corporation, which holds tax-exempt assets; FirstBank Overseas Corporation, an international banking entity (an "IBE") organized under the International Banking Entity Act of Puerto Rico; two companies engaged in the operation of certain real estate properties; and a limited liability corporation organized in 2022 under the laws of the Commonwealth of Puerto Rico and Puerto Rico Tax Incentives Code ("Act 60 of 2019"), which commenced operations in 2023 and engages in investing and lending transactions.

General

The accompanying consolidated audited financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP"). The following is a description of the Corporation's most significant accounting policies.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The results of operations of companies or assets acquired in a business combination are included from the date of acquisition. Entities in which the Corporation holds a controlling financial interest are consolidated. For a voting interest entity, a controlling financial interest is generally where the Corporation holds, directly or indirectly, more than 50 percent of the outstanding voting shares. For a VIE, a controlling financial interest is where the Corporation has the power to direct the activities of an entity that most significantly impact the entity's economic performance and has an obligation to absorb losses or the right to receive benefits from the VIE. Statutory business trusts that are wholly owned by the Corporation and are issuers of trust-preferred securities ("TRuPs") and entities in which the Corporation has a non-controlling interest, are not consolidated in the Corporation's consolidated financial statements in accordance with authoritative guidance issued by the Financial Accounting Standards Board ("FASB") for consolidation of VIEs.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that significantly affect amounts reported in the consolidated financial statements. Although estimates and assumptions about future economic and market conditions (for example, unemployment, market liquidity, real estate prices, etc.) contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition.

The Corporation utilizes processes that involve the use of significant estimates and the judgements of management in determining the amount of its ACL, income taxes, as well as fair value measurements of investment securities, goodwill, other intangible assets, pension plans, mortgage servicing rights, and loans held for sale. As with any estimate, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items in transit, and amounts due from the Federal Reserve Bank of New York (the "FED") and other depository institutions. The term also includes money market funds and short-term investments with original maturities of three months or less.

Investment securities

The Corporation classifies its investments in debt and equity securities into one of four categories:

Held-to-maturity — Debt securities that the entity has the intent and ability to hold to maturity. These securities are carried at amortized cost. The Corporation may not sell or transfer held-to-maturity securities without calling into question its intent to hold other debt securities to maturity, unless a nonrecurring or unusual event that could not have been reasonably anticipated has occurred.

Trading — Debt securities that are bought and held principally for the purpose of selling them in the near term. These securities are carried at fair value, with unrealized gains and losses reported in earnings. As of December 31, 2023, and 2022, the Corporation did not hold debt securities for trading purposes.

Available-for-sale — Debt securities not classified as held-to-maturity or trading. These securities are carried at fair value, with unrealized holding gains and losses, net of deferred taxes, reported in other comprehensive loss ("OCL") as a separate component of stockholders' equity. The unrealized holding gains and losses do not affect earnings until they are realized, or an ACL is recorded.

Equity securities — Equity securities that do not have readily available fair values are classified as equity securities in the consolidated statements of financial condition. These securities are stated at cost less impairment, if any. This category is principally composed of FHLB stock that the Corporation owns to comply with FHLB regulatory requirements. The realizable value of the FHLB stock equals its cost. Also included in this category are marketable equity securities held at fair value with changes in unrealized gains or losses recorded through earnings in other non-interest income.

Premiums and discounts on debt securities are amortized as an adjustment to interest income on investments over the life of the related securities under the interest method without anticipating prepayments, except for mortgage-backed securities ("MBS") where prepayments are anticipated. Premiums on callable debt securities, if any, are amortized to the earliest call date. Purchases and sales of securities are recognized on a trade-date basis, the date the order to buy or sell is executed. Gains and losses on sales are determined using the specific identification method.

A debt security is placed on nonaccrual status at the time any principal or interest payment becomes 90 days delinquent. Interest accrued but not received for a security placed on nonaccrual is reversed against interest income. See Note 3 – "Debt Securities" for additional information on nonaccrual debt securities.

Allowance for Credit Losses – Held-to-Maturity Debt Securities: As of December 31, 2023, the held-to-maturity debt securities portfolio consisted of U.S. government-sponsored entities ("GSEs") MBS and Puerto Rico municipal bonds.

The ACL on held-to-maturity debt securities is based on an expected loss methodology referred to as current expected credit loss ("CECL") methodology by major security type. Any expected credit loss is provided through the ACL on held-to-maturity debt securities and is deducted from the amortized cost basis of the security so that the statement of financial condition reflects the net amount the Corporation expects to collect.

The Corporation does not recognize an ACL for GSEs' MBS since they are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. For the ACL of held-to-maturity Puerto Rico municipal bonds, the Corporation considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. These Puerto Rico municipal obligations typically are not issued in bearer form, nor are they registered with the Securities and Exchange Commission ("SEC") and are not rated by external credit agencies. These financing arrangements with Puerto Rico municipalities were issued in bond form and accounted for as securities but underwritten as loans with features that are typically found in commercial loans. Accordingly, similar to commercial loans, an internal risk rating (*i.e.*, pass, special mention, substandard, doubtful, or loss) is assigned to each bond at the time of issuance or acquisition and monitored on a continuous basis with a formal assessment completed, at a minimum, on a quarterly basis. The Corporation determines the ACL for held-to-maturity Puerto Rico municipal bonds based on the product of a cumulative probability of default ("PD") and loss given default ("LGD"), and the amortized cost basis of each bond over its remaining expected life. PD estimates represent the point-in-time as of which the PD is developed, and are updated quarterly based on, among other things, the payment performance experience, financial performance and market value indicators, and current and forecasted relevant forward-looking macroeconomic variables over the expected life of the bonds, to determine a lifetime term structure PD curve. LGD estimates are determined based on, among other things, historical charge-off events and recovery payments (if any), government sector historical loss experience, as well as relevant current and forecasted macroeconomic expectations of variables, such as unemployment rates, interest rates, and market risk factors based on industry performance, to determine a lifetime term structure LGD curve. Under this approach, all future period losses for each instrument are calculated using the PD and LGD loss rates derived from the term structure curves applied to the amortized cost basis of each bond. For the relevant macroeconomic expectations of variables, the methodology considers an initial forecast period (a "reasonable and supportable period") of two years and a reversion period of up to three years, utilizing a straight-line approach and reverting back to the historical macroeconomic mean. After the reversion period, the Corporation uses a historical loss forecast period covering the remaining contractual life based on the changes in key historical economic variables during representative historical expansionary and recessionary periods. Furthermore, the Corporation periodically considers the need for qualitative adjustments to the ACL. Qualitative adjustments may be related to and include, but not be limited to, factors such as: (i) management's assessment of economic forecasts used in the model and how those forecasts align with management's overall evaluation of current and expected economic conditions; (ii) organization specific risks such as credit concentrations, collateral specific risks, nature and size of the portfolio and external factors that may ultimately impact credit quality, and (iii) other limitations associated with factors such as changes in underwriting and resolution strategies, among others.

The Corporation has elected not to measure an ACL on accrued interest related to held-to-maturity debt securities, as uncollectible accrued interest receivables are written off on a timely manner. See Note 3 – "Debt Securities" for additional information about ACL balances for held-to-maturity debt securities, activity during the period, and information about changes in circumstances that caused changes in the ACL for held-to-maturity debt securities during the years ended December 31, 2023, 2022, and 2021.

Allowance for Credit Losses – Available-for-Sale Debt Securities: For available-for-sale debt securities in an unrealized loss position, the Corporation first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the difference between fair value and amortized cost is considered to be impaired and recognized in provision for credit losses. For available-for-sale debt securities that do not meet the aforementioned criteria, the Corporation evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the cash position of the issuer and its cash and capital generation capacity, which could increase or diminish the issuer's ability to repay its bond obligations, the extent to which the fair value is less than the amortized cost basis, any adverse change to the credit conditions and liquidity of the issuer, taking into consideration the latest information available about the financial condition of the issuer, credit ratings, the failure of the issuer to make scheduled principal or interest payments, recent legislation and government actions affecting the issuer's industry, and actions taken by the issuer to deal with the economic climate. The Corporation also takes into consideration changes in the near-term prospects of the underlying collateral of a security, if any, such as changes in default rates, loss severity given default, and significant changes in prepayment assumptions and the level of cash flows generated from the underlying collateral, if any, supporting the principal and interest payments on the debt securities. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and the Corporation records an ACL for the credit loss portion, limited to the amount by which the fair value is less than the amortized cost basis. Meanwhile, the non-credit portion is recognized in OCL. Non-credit-related impairments result from other factors, including increased liquidity spreads and higher interest rates.

Losses are charged against the ACL when management believes the uncollectability of an available-for-sale debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met. The Corporation has elected not to measure an ACL on accrued interest related to available-for-sale debt securities, as uncollectible accrued interest receivables are written off in a timely manner as indicated above.

Substantially all of the Corporation's available-for-sale debt securities are issued by GSEs. These securities are either explicitly or implicitly guarant.eed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, there is a zero-credit loss expectation on these securities. For further information, including the methodology and assumptions used for the discounted cash flow analyses performed on other available-for-sale debt securities such as private label MBS and bonds issued by the Puerto Rico Housing Finance Authority ("PRHFA"), see Note 3 – "Debt Securities" and Note 25 – "Fair Value."

Loans held for investment

Loans that the Corporation has the ability and intent to hold for the foreseeable future, or until maturity or payoff, are classified as held for investment and are reported at amortized cost, net of its ACL. The substantial majority of the Corporation's loans are classified as held for investment. Amortized cost is the principal outstanding balance, net of unearned interest, cumulative charge-offs, unamortized deferred origination fees and costs, and unamortized premiums and discounts. The Corporation reports credit card loans at their outstanding unpaid principal balance plus uncollected billed interest and fees net of such amounts deemed uncollectible. Interest income is accrued on the unpaid principal balance. Fees collected and costs incurred in the origination of new loans are deferred and amortized using the interest method or a method that approximates the interest method over the term of the loan as an adjustment to interest yield. Unearned interest on certain personal loans, auto loans, and finance leases and discounts and premiums are recognized as income under a method that approximates the interest method. When a loan is paid-off or sold, any remaining unamortized net deferred fees, or costs, discounts and premiums are included in loan interest income in the period of payoff.

Nonaccrual and Past-Due Loans – Loans on which the recognition of interest income has been discontinued are designated as nonaccrual. Loans are classified as nonaccrual when they are 90 days past due for interest and principal, except for residential mortgage loans insured or guaranteed by the Federal Housing Administration (the "FHA"), the Veterans Administration (the "VA") or the PRHFA, and credit card loans. It is the Corporation's policy to report delinquent mortgage loans insured by the FHA, or guaranteed by the VA or the PRHFA, as loans past due 90 days and still accruing as opposed to nonaccrual loans since the principal repayment is insured or guaranteed, and such loans continue to accrue interest at the rate guaranteed by the government agency. However, when such FHA/VA loans are over 15 months delinquent, the Corporation discontinues the recognition of income taking into consideration the FHA interest curtailment process, and with respect to PRHFA loans when such loans are over 90 days delinquent. Credit card loans continue to accrue finance charges and fees until charged off at 180 days. Loans generally may be placed on nonaccrual status prior to when required by the policies described above when the full and timely collection of interest or principal becomes uncertain (generally based on an assessment of the borrower's financial condition and the adequacy of collateral, if any). When a loan is placed on nonaccrual status, any accrued but uncollected interest income is reversed and charged against interest income and amortization of any net deferred fees is suspended. Interest income on nonaccrual loans is recognized only to the extent it is received in cash. However, when there is doubt regarding the ultimate collectability of loan principal, all cash thereafter received is applied to reduce the carrying value of such loans (*i.e.*, the cost recovery method). Under the cost-recovery method, interest income is not recognized until the loan balance has been collected in full, including the charged-off portion. Generally, the Corporation returns a loan to accrual status when all delinquent interest and principal becomes current under the terms of the loan agreement, or after a sustained period of repayment performance (six months) and the loan is well secured and in the process of collection, and full repayment of the remaining contractual principal and interest is expected. Loans that are past due 30 days or more as to principal or interest are considered delinquent, with the exception of residential mortgage, commercial mortgage, and construction loans, which are considered past due when the borrower is in arrears on two or more monthly payments. The Corporation has elected not to measure an ACL on accrued interest related to loans held for investment, as uncollectible accrued interest receivables are written off on a timely manner.

Collateral-dependent Loans – Certain commercial, residential and consumer loans for which repayment is expected to be provided substantially through the operation or sale of the loan collateral are considered to be collateral-dependent. Commercial and construction loans of $0.5 million or more and for which borrowers exhibit specific risk characteristics, such as repayment capacity or credit deterioration, are considered collateral dependent. Residential mortgage loans and home equity lines of credit are considered collateral dependent when they are 180 days or more past due. The ACL of collateral dependent loans is based on the fair value of the collateral at the reporting date, adjusted for undiscounted estimated costs to sell, as further discussed below. Auto loans and finance leases are not considered collateral dependent because its ACL is calculated using a PD/LGD model as further discussed below.

Charge-off of Uncollectible Loans – Net charge-offs consist of the unpaid principal balances of loans held for investment that the Corporation determines are uncollectible, net of recovered amounts. The Corporation records charge-offs as a reduction to the ACL and subsequent recoveries of previously charged-off amounts are credited to the ACL.

Collateral dependent loans in the construction, commercial mortgage, and commercial and industrial ("C&I") loan portfolios are written down to their net realizable value (fair value of collateral, less estimated costs to sell) when loans are considered to be uncollectible. Within the consumer loan portfolio, closed-end consumer loans, including auto loans and finance leases, are charged off when payments are 120 days in arrears. Open-end (revolving credit) consumer loans, including credit card loans, are charged off when payments are 180 days in arrears. Residential mortgage loans that are 180 days delinquent are reviewed and charged-off, as needed, to the fair value of the underlying collateral less cost to sell. Generally, all loans may be charged off or written down to the fair value of the collateral prior to the application of the policies described above if a loss-confirming event has occurred. Loss-confirming events include, but are not limited to, bankruptcy (unsecured), continued delinquency, or receipt of an asset valuation indicating a collateral deficiency when the asset is the sole source of repayment.

Modifications Granted to Debtors Experiencing Financial Difficulties – Effective January 1, 2023, the Corporation adopted ASU 2022-02 Financial Instruments – Credit Losses (Topic 326) Troubled Debt Restructurings ("TDR") and Vintage Disclosures. Upon adoption, modifications granted to debtors experiencing financial difficulties during the current reporting period in which there was a change in the timing and/or amount of contractual cash flows in the form of a reduction in interest rate, term extension, an other-than-insignificant payment delay, or any combination thereof are disclosed. For comparative reporting periods, modifications resulting in troubled debt restructurings ("TDRs") in which the creditor for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider are disclosed. A debtor is considered to be experiencing financial difficulties when there is significant doubt about the debtor's ability to make required payments on the debt or to get equivalent financing from another creditor at a market rate for similar debt. Modified loans are classified as either accrual or nonaccrual loans. Loans in accrual status may remain in accrual status when their contractual terms have been modified if the loans had demonstrated performance prior to the restructuring and payment in full under the restructured terms is expected. Otherwise, modified loans on nonaccrual status at the time of the restructuring will remain on nonaccrual status until the borrower has proven the ability to perform under the modified structure, generally for a minimum of six months, and there is evidence that such payments can, and are likely to, continue as agreed. Furthermore, the Corporation applies a non-discounted flow portfolio-based approach for the estimation of the ACL of modified loans to borrowers experiencing financial difficulties for all portfolios.

Refer to Accounting Standards Updates ("ASU") 2022-02, "Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" below for the financial impact recognized upon adoption of this standard and information on the amendments to the TDR guidance that were effective on or after January 1, 2023.

Allowance for credit losses for loans and finance leases

The ACL for loans and finance leases held for investment is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on loans. Loans are charged-off against the ACL when management confirms the loan balance is uncollectable.

The Corporation estimates the ACL using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience is a significant input for the estimation of expected credit losses, as well as adjustments to historical loss information made for differences in current loan-specific risk characteristics, such as any difference in underwriting standards, portfolio mix, delinquency level, or term. Additionally, the Corporation's assessment involves evaluating key factors, which include credit and macroeconomic indicators, such as changes in unemployment rates, property values, and other relevant factors, to account for current and forecasted market conditions that are likely to cause estimated credit losses over the life of the loans to differ from historical credit losses. Expected credit losses are estimated over the contractual term of the loans, adjusted by prepayments when appropriate. The contractual term excludes expected extensions, and renewals, unless the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Corporation.

The Corporation estimates the ACL primarily based on a PD/LGD modeled approach, or individually primarily for collateral dependent loans. The Corporation evaluates the need for changes to the ACL by portfolio segments and classes of loans within certain of those portfolio segments. Factors such as the credit risk inherent in a portfolio and how the Corporation monitors the related quality, as well as the estimation approach to estimate credit losses, are considered in the determination of such portfolio segments and classes. The Corporation has identified the following portfolio segments:

- *Residential mortgage* – Residential mortgage loans are loans secured by residential real property together with the right to receive the payment of principal and interest on the loan. The majority of the Corporation's residential loans are fixed-rate first lien closed-end loans secured by 1-4 single-family residential properties.

- *Commercial mortgage* – Commercial mortgage loans are loans secured primarily by commercial real estate properties for which the primary source of repayment comes from rent and lease payments that are generated by an income-producing property.

- *Commercial and Industrial* – C&I loans include both unsecured and secured loans for which the primary source of repayment comes from the ongoing operations and activities conducted by the borrower and not from rental income or the sale or refinancing of any underlying real estate collateral; thus, credit risk is largely dependent on the commercial borrower's current and expected financial condition. The C&I loan portfolio consists of loans granted to large corporate customers as well as middle-market customers across several industries, and the government sector.

- *Construction* – Construction loans consist generally of loans secured by real estate made to finance the construction of industrial, commercial, or residential buildings and include loans to finance land development in preparation for erecting new structures. These loans involve an inherently higher level of risk and sensitivity to market conditions. Demand from prospective tenants or purchasers may erode after construction begins because of a general economic slowdown or otherwise.

- *Consumer* – Consumer loans generally consist of unsecured and secured loans extended to individuals for household, family, and other personal expenditures, including several classes of products.

For purposes of the ACL determination, the Corporation stratifies portfolio segments by two main regions (*i.e.,* the Puerto Rico/Virgin Islands region and the Florida region). The ACL is measured using a PD/LGD model that is calculated based on the product of a cumulative PD and LGD. PD and LGD estimates are updated quarterly for each loan over the remaining expected life to determine lifetime term structure curves. Under this approach, the Corporation calculates losses for each loan for all future periods using the PD and LGD loss rates derived from the term structure curves applied to the amortized cost basis of the loans, considering prepayments.

For residential mortgage loans, the Corporation stratifies the portfolio segment by the following two classes: (i) government-guaranteed residential mortgage loans, and (ii) conventional mortgage loans. Government-guaranteed loans are those originated to qualified borrowers under the FHA and the VA standards. Originated loans that meet the FHA's standards qualify for the FHA's insurance program whereas loans that meet the standards of the VA are guaranteed by such entity. No credit losses are determined for loans insured or guaranteed by the FHA or the VA due to the explicit guarantee of the U.S. federal government. On the other hand, an ACL is calculated for conventional residential mortgage loans, which are loans that do not qualify under the FHA or VA programs. PD estimates are based on, among other things, historical payment performance and relevant current and forward-looking macroeconomic variables, such as regional unemployment rates. On the other hand, LGD estimates are based on, among other things, historical charge-off events and recovery payments, loan-to-value attributes, and relevant current and forecasted macroeconomic variables, such as the regional housing price index.

For commercial mortgage loans, PD estimates are based on, among other things, industry historical loss experience, property type, occupancy, and relevant current and forward-looking macroeconomic variables. On the other hand, LGD estimates are based on historical charge-off events and recovery payments, industry historical loss experience, specific attributes of the loans, such as loan-to-value, debt service coverage ratios, and net operating income, as well as relevant current and forecasted macroeconomic variables expectations, such as commercial real estate price indexes, the gross domestic product ("GDP"), interest rates, and unemployment rates, among others.

For C&I loans, PD estimates are based on industry historical loss experience, financial performance and market value indicators, and current and forecasted relevant forward-looking macroeconomic variables. On the other hand, LGD estimates are based on industry historical loss experience, specific attributes of the loans, such as loan to value, as well as relevant current and forecasted expectations for macroeconomic variables, such as unemployment rates, interest rates, and market risk factors based on industry performance and the equity market.

For construction loans, PD estimates are based on, among other things, historical payment performance experience, industry historical loss experience, underlying type of collateral, and relevant current and forward-looking macroeconomic variables. On the other hand, LGD estimates are based on historical charge-off events and recovery payments, industry historical loss experience, specific attributes of the loans, such as loan-to-value, debt service coverage ratios, and relevant current and forecasted macroeconomic variables, such as unemployment rates, GDP, interest rates, and real estate price indexes.

For consumer loans, the Corporation stratifies the portfolio segment by the following five classes: (i) auto loans; (ii) finance leases; (iii) credit cards; (iv) personal loans; and (v) other consumer loans, such as open-end home equity revolving lines of credit and other types of consumer credit lines, among others. In determining the ACL, management considers consumer loans risk characteristics including, but not limited to, credit quality indicators such as payment performance period, delinquency and original FICO scores. For auto loans and finance leases, PD estimates are based on, among other things, the historical payment performance and relevant current and forward-looking macroeconomic variables, such as regional unemployment rates. On the other hand, LGD estimates are primarily based on historical charge-off events and recovery payments. For the credit card and personal loan portfolios, the Corporation determines the ACL on a pool basis, based on products PDs and LGDs developed considering historical losses for each origination vintage by length of loan terms, by geography, payment performance and by credit score. The PD and LGD for each cohort consider key macroeconomic variables, such as regional GDP, unemployment rates, and retail sales, among others.

For the ACL determination of all portfolios, the expectations for relevant macroeconomic variables related to the Puerto Rico and Virgin Islands region consider an initial reasonable and supportable period of two years and a reversion period of up to three years, utilizing a straight-line approach and reverting back to the historical macroeconomic mean. For the Florida region, the methodology considers a reasonable and supportable forecast period and an implicit reversion towards the historical trend that varies for each macroeconomic variable. After the reversion period, a historical loss forecast period covering the remaining contractual life, adjusted for prepayments, is used based on the changes in key historical economic variables during representative historical expansionary and recessionary periods.

Furthermore, the Corporation periodically considers the need for qualitative adjustments to the ACL. Qualitative adjustments may be related to and include, but not be limited to, factors such as: (i) management's assessment of economic forecasts used in the model and how those forecasts align with management's overall evaluation of current and expected economic conditions, including, but not limited to, expectations about interest rate, inflation, and real estate price levels, as well as labor market challenges; (ii) organization specific risks such as credit concentrations, collateral specific risks, nature and size of the portfolio and external factors that may ultimately impact credit quality, and (iii) other limitations associated with factors such as changes in underwriting and loan resolution strategies, among others.

The ACL of non-collateral dependent loans previously written down to their respective realizable values, is generally measured using a risk-adjusted discounted cash flow method. Under this approach, all future cash flows (interest and principal) for each loan are adjusted by the PDs and LGDs derived from the term structure curves and prepayments and then discounted at the effective interest rate as of the reporting date to arrive at the net present value of future cash flows.

See Note 5 – "Allowance for Credit Losses for Loans and Finance Leases" for additional information about reserve balances for each portfolio segment, activity during the period, and information about changes in circumstances that caused changes in the ACL for loans and finance leases during the years ended December 31, 2023, 2022, and 2021.

Refer to ASU 2022-02 discussion below for information on the amendments to the TDR guidance that are effective on or after January 1, 2023.

Allowance for credit losses on off-balance sheet credit exposures and other assets

The Corporation estimates expected credit losses over the contractual period in which the Corporation is exposed to credit risk via a contractual obligation to extend credit unless the obligation is unconditionally cancellable by the Corporation. The ACL on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. As of December 31, 2023, the off-balance sheet credit exposures primarily consisted of unfunded loan commitments and standby letters of credit for commercial and construction loans. The Corporation utilized the PDs and LGDs derived from the above-explained methodologies for the commercial and construction loan portfolios. Under this approach, all future period losses for each loan are calculated using the PD and LGD loss rates derived from the term structure curves applied to the usage given default exposure. The ACL on off-balance sheet credit exposures is included as part of accounts payable and other liabilities in the consolidated statements of financial condition with adjustments included as part of the provision for credit losses in the consolidated statements of income.

See Note 5 – "Allowance for Credit Losses" for Loans and Finance Leases for additional information about reserve balances for unfunded loan commitments, activity during the period, and information about changes in circumstances that caused changes in the ACL for off-balance sheet credit exposures during the years ended December 31, 2023, 2022 and 2021.

The Corporation also estimates expected credit losses for certain accounts receivable, primarily claims from government-guaranteed loans, loan servicing-related receivables, and other receivables. The ACL on other assets measured at amortized cost is included as part of other assets in the consolidated statements of financial condition with adjustments included as part of other non-interest expenses in the consolidated statements of income. As of December 31, 2023 and 2022, the ACL on other assets measured at amortized cost was immaterial.

Loans held for sale

Loans that the Corporation intends to sell or that the Corporation does not have the ability and intent to hold for the foreseeable future are classified as held-for-sale loans. Loans held for sale are recorded at the lower of cost or fair value less costs to sell. Generally, the loans held-for-sale portfolio consists of conforming residential mortgage loans that will be pooled into Government National Mortgage Association ("GNMA") MBS, which are then sold to investors, and conforming residential mortgage loans that the Corporation intends to sell to GSEs, such as the Federal National Mortgage Association ("FNMA") and the U.S. Federal Home Loan Mortgage Corporation ("FHLMC"). Generally, residential mortgage loans held for sale are valued on an aggregate portfolio basis and the value is primarily derived from quotations based on the MBS market. The amount by which cost exceeds market value in the aggregate portfolio of residential mortgage loans held for sale, if any, is accounted for as a valuation allowance with changes therein included in the determination of net income and reported as part of mortgage banking activities in the consolidated statements of income. Loan costs and fees are deferred at origination and are recognized in income at the time of sale and are included in the amortized cost basis when evaluating the need for a valuation allowance. The fair value of commercial and construction loans held for sale, if any, is primarily derived from external appraisals, or broker price opinions that the Corporation considers, with changes in the valuation allowance reported as part of other non-interest income in the consolidated statements of income.

In certain circumstances, the Corporation transfers loans from/to held for sale or held for investment based on a change in strategy. If such a change in holding strategy is made, significant adjustments to the loans' carrying values may be necessary. Reclassifications of loans held for investment to held for sale are made at the amortized cost on the date of transfer and establish a new cost basis upon transfer. Write-downs of loans transferred from held for investment to held for sale are recorded as charge-offs at the time of transfer. Any previously recorded ACL is reversed in earnings after applying the write-down policy. Subsequent changes in value below amortized cost are recorded through a valuation allowance and are reflected in non-interest income in the consolidated statements of income. Reclassifications of loans held for sale to held for investment are made at the amortized cost on the transfer date and any previously recorded valuation allowance is reversed in earnings. Upon transfer to held for investment, the Corporation calculates an ACL using the CECL impairment model.

Transfers and servicing of financial assets and extinguishment of liabilities

After a transfer of financial assets in a transaction that qualifies for accounting as a sale, the Corporation derecognizes the financial assets when it has surrendered control and derecognizes liabilities when they are extinguished.

A transfer of financial assets in which the Corporation surrenders control over the assets is accounted for as a sale to the extent that consideration other than beneficial interests is received in exchange. The criteria that must be met to determine that the control over transferred assets has been surrendered include the following: (i) the assets must be isolated from creditors of the transferor; (ii) the transferee must obtain the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (iii) the transferor cannot maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. When the Corporation transfers financial assets and the transfer fails any one of the above criteria, the Corporation is prevented from derecognizing the transferred financial assets and the transaction is accounted for as a secured borrowing.

Servicing assets

The Corporation recognizes as separate assets the rights to service loans for others, whether those servicing assets are originated or purchased. In the ordinary course of business, loans are pooled into GNMA MBS for sale in the secondary market or sold to FNMA or FHLMC, with servicing retained. When the Corporation sells mortgage loans, it recognizes any retained servicing right ("servicing assets" or "MSRs") at the time of sale, based on its fair value.

MSRs retained in a sale or securitization arise from contractual agreements between the Corporation and investors in MBS and mortgage loans. Under these contracts, the Corporation performs loan-servicing functions in exchange for fees and other remuneration. The MSRs, included as part of other assets in the statements of financial condition, entitle the Corporation to servicing fees based on the outstanding principal balance of the mortgage loans and the contractual servicing rate. The servicing fees are credited to income on a monthly basis when collected and recorded as part of mortgage banking activities in the consolidated statements of income. In addition, the Corporation generally receives other remuneration consisting of mortgagor-contracted fees such as late charges and prepayment penalties, which are credited to income when collected.

Considerable judgment is required to determine the fair value of the Corporation's MSRs. Unlike highly liquid investments, the fair value of MSRs cannot be readily determined because these assets are not actively traded in securities markets. The initial carrying value of an MSR is determined based on its fair value. The Corporation determines the fair value of the MSRs using a discounted static cash flow analysis, which incorporates current market assumptions commonly used by buyers of these MSRs and was derived from prevailing conditions in the secondary servicing market. The valuation of the Corporation's MSRs incorporates two sets of assumptions: (i) market-derived assumptions for discount rates, servicing costs, escrow earnings rates, floating earnings rates, and the cost of funds; and (ii) market assumptions calibrated to the Corporation's loan characteristics and portfolio behavior for escrow balances, delinquencies and foreclosures, late fees, prepayments, and prepayment penalties.

Once recorded, the Corporation periodically evaluates MSRs for impairment. Impairments are recognized through a valuation allowance for each individual stratum of servicing assets. For purposes of performing the MSR impairment evaluation, the servicing portfolio is stratified on the basis of certain risk characteristics, such as region, terms, and coupons. Impairment charges are recorded as part of revenues from mortgage banking activities in the consolidated statements of income. If the value of the MSRs subsequently increases, the recovery in value is recognized in current period earnings also as part of revenues from mortgage banking activities and the carrying value of the MSR is adjusted through a reduction in the valuation allowance. The Corporation conducts an other-than-temporary impairment analysis to evaluate whether a loss in the value of the MSR in a particular stratum, if any, is other than temporary or not. When the recovery of the value is unlikely in the foreseeable future, a write-down of the MSR in the stratum to its estimated recoverable value is charged to the valuation allowance.

The MSRs are amortized over the estimated life of the underlying loans based on an income forecast method as a reduction of servicing income. The income forecast method of amortization is based on projected cash flows. A particular periodic amortization is calculated by applying to the carrying amount of the MSRs the ratio of the cash flows projected for the current period to total remaining net MSR forecasted cash flow.

Premises and equipment

Premises and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided on the straight-line method over the estimated useful life of each type of asset. Amortization of leasehold improvements is computed over the terms of the leases (*i.e.*, the contractual term plus lease renewals that are reasonably assured) or the estimated useful lives of the improvements, whichever is shorter. Costs of maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. Costs of renewals and betterments are capitalized. When the Corporation sells or disposes of assets, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in earnings as part of other non-interest income in the consolidated statements of income. When the asset is no longer used in operations, and the Corporation intends to sell it, the asset is reclassified to other assets held for sale and is reported at the lower of the carrying amount or fair value less cost to sell. Premises and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairments on premises and equipment are included as part of occupancy and equipment expenses in the consolidated statements of income.

Operating leases

The Corporation, as lessee, determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date, or at acquisition date in case of a business combination. As the rates implicit in the Corporation's operating leases are not readily determinable, the Corporation generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. The incremental borrowing rate is calculated based on fully amortizing secured borrowings. Operating right-of-use ("ROU") assets are generally recognized based on the amount of the initial measurement of the lease liability. Non-lease components, such as common area maintenance charges, are not considered a part of the gross-up of the ROU asset and lease liability and are recognized as incurred. The Corporation's leases are primarily related to operating leases for the Bank's branches. Most of the Corporation's leases with operating ROU assets have terms of two years to 30 years, some of which include options to extend the leases for up to ten years. The Corporation does not recognize ROU assets and lease liabilities that arise from short-term leases (less than 12 months). Operating lease expense, which is included as part of occupancy and equipment expenses in the consolidated statements of income, is recognized on a straight-line basis over the lease term that is based on the Corporation's assessment of whether the renewal options are reasonably certain to be exercised. The Corporation includes the ROU assets and lease liabilities as part of other assets and accounts payable and other liabilities, respectively, in the consolidated statements of financial condition.

As of December 31, 2023 and 2022, the Corporation, as lessee, did not have any leases that qualified as finance leases.

Other real estate owned

OREO, which consists of real estate acquired in settlement of loans, is recorded at fair value less estimated costs to sell the real estate acquired. Generally, loans have been written down to their net realizable value prior to foreclosure. Any further reduction to their net realizable value is recorded with a charge to the ACL at the time of foreclosure or within six months after foreclosure. Thereafter, costs of maintaining and operating these properties, losses recognized on the periodic reevaluations of these properties, and gains or losses resulting from the sale of these properties are charged or credited to earnings and are included as part of net gain on OREO operations in the consolidated statements of income. Appraisals are obtained periodically, generally on an annual basis.

Claims arising from FHA/VA government-guaranteed residential mortgage loans

Upon the foreclosure on property collateralizing an FHA/VA government-guaranteed residential mortgage loan, the Corporation derecognizes the government-guaranteed mortgage loan and recognizes a receivable as part of other assets in the consolidated statements of condition if the conditions in ASC Subtopic 310-40, "Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure," ("ASC Subtopic 310-40") are met. See Note 7– "Other Real Estate Owned" for additional information on foreclosures associated to FHA/VA government-guaranteed residential mortgage loans reclassified to other assets as of December 31, 2023 and 2022.

Goodwill and other intangible assets

Goodwill – Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. The Corporation allocates goodwill to the reporting unit(s) that are expected to benefit from the synergies of the business combination. Once goodwill has been assigned to a reporting unit, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill. The Corporation tests goodwill for impairment at least annually and more frequently if circumstances exist that indicate a possible reduction in the fair value of a reporting unit below its carrying value. If, after assessing all relevant events or circumstances, the Corporation concludes that it is more-likely-than-not that the fair value of a reporting unit is below its carrying value, then an impairment test is required. In addition to the goodwill recorded at the Commercial and Corporate, Consumer Retail, and Mortgage Banking reporting units in connection with the acquisition of Banco Santander Puerto Rico ("BSPR") in 2020, the Corporation's goodwill is mostly related to the United States (Florida) reporting unit. See Note 9– "Goodwill and Other Intangible Assets" for information on the qualitative assessment performed by the Corporation during the fourth quarter of 2023.

Other Intangible Assets – As of December 31 2023, Corporation's other intangible assets relate to core deposits. The Corporation amortizes core deposit intangibles based on the projected useful lives of the related deposits, generally on a straight-line basis, and reviews these assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not exceed their fair value.

Securities purchased and sold under agreements to repurchase

The Corporation accounts for securities purchased under resale agreements and securities sold under repurchase agreements as collateralized financing transactions. Generally, the Corporation records these agreements at the amount at which the securities were purchased or sold. The Corporation monitors the fair value of securities purchased and sold, and obtains collateral from, or returns it to, the counterparties when appropriate. These financing transactions do not create material credit risk given the collateral involved and the related monitoring process. The Corporation sells and acquires securities under agreements to repurchase or resell the same or similar securities. Generally, similar securities are securities from the same issuer, with identical form and type, similar maturity, identical contractual interest rates, similar assets as collateral, and the same aggregate unpaid principal amount. The counterparty to certain agreements may have the right to repledge the collateral by contract or custom. The Corporation presents such assets separately in the consolidated statements of financial condition as securities pledged with creditors' rights to repledge. Repurchase and resale activities may be transacted under legally enforceable master repurchase agreements that give the Corporation, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Corporation offsets repurchase and resale transactions with the same counterparty in the consolidated statements of financial condition where it has such a legally enforceable right under a master netting agreement, the intention of setoff is existent, the transactions have the same maturity date, and the amounts are determinable.

From time to time, the Corporation modifies repurchase agreements to take advantage of prevailing interest rates. Following applicable GAAP guidance, if the Corporation determines that the debt under the modified terms is substantially different from the original terms, the modification must be accounted for as an extinguishment of debt. The Corporation considers modified terms to be substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument will be initially recorded at fair value, and that amount will be used to determine the debt extinguishment gain or loss to be recognized through the consolidated statements of income and the effective rate of the new instrument. If the Corporation determines that the debt under the modified terms is not substantially different, then the new effective interest rate is determined based on the carrying amount of the original debt instrument. The Corporation has determined that none of the repurchase agreements modified in the past were substantially different from the original terms, and, therefore, these modifications were not accounted for as extinguishments of debt.

Income taxes

The Corporation uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates. Any interest or penalties due for payment of income taxes are included in the provision for income taxes. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. In making such assessment, significant weight is given to evidence that can be objectively verified, including both positive and negative evidence. The authoritative guidance for accounting for income taxes requires the consideration of all sources of taxable income available to realize the deferred tax asset, including the future reversal of existing temporary differences, tax planning strategies and future taxable income, exclusive of the impact of the reversal of temporary differences and carryforwards. In estimating taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions considering statutory, judicial, and regulatory guidance. The Corporation releases income tax effects from OCL as pension and postretirement liabilities are extinguished. Discounts on purchased income tax credits are recognized in non-interest income when realized. See Note 22 – "Income Taxes" for additional information.

Under the authoritative accounting guidance, income tax benefits are recognized and measured based on a two-step analysis: i) a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized; and ii) the benefit is measured at the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between a benefit not recognized in accordance with this analysis and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

Stock repurchases

Treasury shares are recorded at their reacquisition cost, as a reduction of stockholders' equity in the consolidated statements of financial condition. When reissuing treasury shares for the granting of stock-based compensation awards, treasury stock is reduced by the cost allocated to such stock and additional paid-in capital is credited for gains and debited for losses when treasury stock is reissued at prices that differ from the reacquisition cost.

Stock-based compensation

Compensation cost is recognized in the financial statements for all share-based payment grants. The First BanCorp. Omnibus Incentive Plan, as amended (the "Omnibus Plan") provides for equity-based and non-equity-based compensation incentives (the "awards") through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, other stock-based awards and cash-based awards. The compensation cost for an award, determined based on the estimate of the fair value at the grant date (considering forfeitures and any post-vesting restrictions), is recognized over the period during which an employee or director is required to provide services in exchange for an award, which is the vesting period, taking into account the retirement eligibility of the award.

Stock-based compensation accounting guidance requires the Corporation to reverse compensation expense for any awards that are forfeited due to employee or director turnover. Changes in the estimated forfeiture rate may have a significant effect on stock-based compensation as the Corporation recognizes the effect of adjusting the rate for all expense amortization in the period in which the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, an adjustment is made to increase the estimated forfeiture rate, which will decrease the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, an adjustment is made to decrease the estimated forfeiture rate, which will increase the expense recognized in the financial statements. For additional information regarding the Corporation's equity-based compensation and awards granted, see Note 16– "Stock-Based Compensation."

Comprehensive income (loss)

Comprehensive income (loss) for First BanCorp. includes net income, as well as changes in unrealized gains (losses) on available-for-sale debt securities and change in unrecognized pension and post-retirement costs, net of estimated tax effects.

Pension and other postretirement benefits

The Corporation maintains two frozen qualified noncontributory defined benefit pension plans (the "Pension Plans") (including a complementary postretirement benefits plan covering medical benefits and life insurance after retirement) that it assumed in the BSPR acquisition.

Pension costs are computed on the basis of accepted actuarial methods and are charged to current operations. Net pension costs are based on various actuarial assumptions regarding future experience under the plan, which include costs for services rendered during the period, interest costs and return on plan assets, as well as deferral and amortization of certain items such as actuarial gains or losses.

The funding policy is to contribute to the plan, as necessary, to provide for services to date and for those expected to be earned in the future. To the extent that these requirements are fully covered by assets in the plan, a contribution may not be made in a particular year.

The cost of postretirement benefits, which is determined based on actuarial assumptions and estimates of the costs of providing these benefits in the future, is accrued during the years that the employee renders the required service.

The guidance for compensation retirement benefits of ASC Topic 715, "Retirement Benefits," requires the recognition of the funded status of each defined pension benefit plan, retiree health care plan and other postretirement benefit plans on the statements of financial condition.

In addition, the Corporation maintains contributory retirement plans covering substantially all employees. Employer contributions to the plan are charged to current earnings as part of employees' compensation and benefits expenses in the consolidated statements of income.

Segment information

The Corporation reports financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Executive Officer and management in deciding how to allocate resources and in assessing performance. The Corporation's management determined that the segregation that best fulfills the segment definition described above is by lines of business for its operations in Puerto Rico, the Corporation's principal market, and by geographic areas for its operations outside of Puerto Rico. As of December 31, 2023, the Corporation had the following six operating segments that are all reportable segments: Commercial and Corporate Banking; Mortgage Banking; Consumer (Retail) Banking; Treasury and Investments; United States Operations; and Virgin Islands Operations. The accounting policies for the reportable business segments are the same as those used in the preparation of the Consolidated Financial Statements with respect to activities specifically attributable to each business segment. However, management methodologies utilized in compiling segment financial information are highly subjective and, unlike financial accounting, are not based on authoritative guidance similar to GAAP. As a result, reported segment results are not necessarily comparable with similar information reported by other financial institutions. See Note 27 – "Segment Information" for additional information.

Valuation of financial instruments

The measurement of fair value is fundamental to the Corporation's presentation of its financial condition and results of operations. The Corporation holds debt and equity securities, derivatives, and other financial instruments at fair value. The Corporation holds its investments and liabilities mainly to manage liquidity needs and interest rate risks. A meaningful part of the Corporation's total assets is reflected at fair value on the Corporation's financial statements.

The FASB's authoritative guidance for fair value measurement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable.

Under the fair value accounting guidance, an entity has the irrevocable option to elect, on a contract-by-contract basis, to measure certain financial assets and liabilities at fair value at the inception of the contract and, thereafter, to reflect any changes in fair value in current earnings. The Corporation did not make any fair value option election as of December 31, 2023 or 2022. See Note 25 – "Fair Value" for additional information.

Revenue from contract with customers

See Note 26 – "Revenue from Contracts with Customers" for a detailed description of the Corporation's policies on the recognition and presentation of revenues from contracts with customers, including the income recognition for the insurance agency commissions' revenue.

Earnings per common share

Basic earnings per share is calculated by dividing net income attributable to common stockholders by the weighted-average number of common shares issued and outstanding. Net income attributable to common stockholders represents net income adjusted for any preferred stock dividends, if any, including any preferred stock dividends declared but not yet paid, and any cumulative preferred stock dividends related to the current dividend period that have not been declared as of the end of the period. Basic weighted-average common shares outstanding excludes unvested shares of restricted stock that do not contain non-forfeitable dividend rights. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the number of weighted-average common shares is increased to include the number of additional common shares that would have been outstanding if the dilutive common shares had been issued, referred to as potential common shares.

Potential dilutive common shares consist of unvested shares of restricted stock that do not contain non-forfeitable dividend rights, warrants outstanding during the period, and common stock issued under the assumed exercise of stock options, if any, using the treasury stock method. This method assumes that the potential dilutive common shares are issued and outstanding and the proceeds from the exercise, in addition to the amount of compensation cost attributable to future services, are used to purchase common stock at the exercise date. The difference between the number of potential dilutive shares issued and the shares purchased is added as incremental shares to the actual number of shares outstanding to compute diluted earnings per share. Unvested shares of restricted stock, stock options, and warrants outstanding during the period, if any, that result in lower potential dilutive shares issued than shares purchased under the treasury stock method are not included in the computation of dilutive earnings per share since their inclusion would have an antidilutive effect on earnings per share. Potential dilutive common shares also include performance units that do not contain non-forfeitable dividend rights if the performance condition is met as of the end of the reporting period.

Adoption of New Accounting Requirements

Standard	Description	Effective Date	Effect on the financial statements
ASU 2022-02 – Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, Issued March 2022	The amendments in this update eliminate TDR accounting while enhancing disclosure requirements for certain loan modifications when a borrower is experiencing financial difficulty. The ASU also requires disclosure of current period gross charge-offs by year of origination for financing receivables and net investment in leases.	Management adopted the guidance during the first quarter of 2023.	The ASU has been applied prospectively, except for the portion of the standard related to the recognition and measurement of TDRs where we elected to use a modified retrospective transition method. The adoption resulted in a net increase to the ACL of $2.1 million and a decrease to retained earnings of $1.3 million, after tax, predominantly driven by residential mortgage loans. Modifications that do not impact the contractual payment terms, such as covenant waivers, insignificant payment deferrals, and any modifications made to loans held-for-sale and leases are not included in the disclosures. TDRs disclosures are presented for comparative periods only.

Recently Issued Accounting Standards Not Yet Effective or Not Yet Adopted

Standard	Description	Effective Date	Effect on the financial statements
ASU 2023-09 - Income Taxes (Topic 740): Improvements to Income Tax Disclosures, Issued December 2023	In December 2023, the FASB issued ASU 2023-09 to improve the annual income tax disclosures to, among other things, require disclosure of the following: eight prescribed categories in the tabular rate reconciliation (using both percentages and dollar amounts) with certain reconciling items at or above 5% further broken out by nature and/or jurisdiction; income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes; the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5% of total income taxes paid (net of refunds received); income or loss from continuing operations before income tax expense or benefit disaggregated between domestic and foreign; and income tax expense or benefit from continuing operations disaggregated by federal, state, and foreign.	Effective for fiscal years ending on December 31, 2025. Early adoption is permitted for annual financial statements not yet issued. The amendments in this ASU should be applied on a prospective basis. Retrospective application is permitted.	The Corporation will be impacted by the standard and will disclose required information by the adoption date.
ASU 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure, Issued November 2023	In November 2023, the FASB issued ASU 2023-07 to improve the disclosures about a public entity's reportable segments. Among other things, the amendments in this ASU require disclosure on an interim and annual basis of the following: significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss; and an amount for other segment items (to reconcile segment revenues less significant expenses to the reported measure(s) of a segment's profit or loss) by reportable segment and a description of its composition. This ASU also requires disclosure on an annual basis of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. In addition, this ASU requires interim disclosure of segment-related disclosures that were previously only required on an annual basis and permits disclosure of multiple measures of segment profit or loss, provided that disclosure of the measure that is closest to GAAP is also provided and certain other criteria are met.	Effective for fiscal years ending on December 31, 2024 and interim periods beginning on January 1, 2025. Early adoption is permitted. The amendments in this ASU apply retrospectively to all periods presented in the financial statements, unless impracticable to do so.	The Corporation will be impacted by the standard and will disclose required information by the adoption date.

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Corporation does not expect to be impacted by the following ASUs issued during 2023 that are not yet effective or have not yet been adopted:

- ASU 2023-08, "Goodwill and Other – Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets"
- ASU 2023-06, "Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative"
- ASU 2023-05, "Business Combinations – Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement"
- ASU 2023-02, "Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method"
- ASU 2023-01, "Leases (Topic 842): Common Control Arrangements"
- ASU 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions"

NOTE 2 – MONEY MARKET INVESTMENTS

Money market investments are composed of time deposits, overnight deposits with other financial institutions, and other short-term investments with original maturities of three months or less.

Money market investments were as follows as of the indicated dates:

| | As of December 31, | |
	2023	2022
(Dollars in thousands)		
Time deposits with other financial institutions [1]	$ 300	$ 300
Overnight deposits with other financial institutions [2]	439	541
Other short-term investments [3]	500	1,184
	$ 1,239	$ 2,025

(1) Consists of time deposits segregated for compliance with the Puerto Rico International Banking Law. Interest rate of 1.05% and 0.40% as of December 31, 2023 and 2022, respectively.

(2) Weighted-average interest rate of 5.33% and 4.33% as of December 31, 2023 and 2022, respectively.

(3) Weighted-average interest rate of 2.47% and 0.14% as of December 31, 2023 and 2022, respectively.

As of December 31, 2023, the Corporation had $0.4 million (2022 - $0.5 million) in money market investments pledged as collateral as part of margin calls associated to derivative contracts.

NOTE 3 – DEBT SECURITIES

Available-for-Sale Debt Securities

The amortized cost, gross unrealized gains and losses, ACL, estimated fair value, and weighted-average yield of available-for-sale debt securities by contractual maturities as of December 31, 2023 and December 31, 2022 were as follows:

		December 31, 2023					
		Gross Unrealized					Weighted-
(Dollars in thousands)	Amortized cost (1)	Gains	Losses	ACL	Fair value (2)	average yield%
U.S. Treasury securities:						
Due within one year	$ 80,314	$ -	$ 2,144	$ -	$ 78,170	0.66
After 1 to 5 years	60,239	-	3,016	-	57,223	0.75
U.S. GSEs obligations:						
Due within one year	542,847	-	15,832	-	527,015	0.77
After 1 to 5 years	1,899,620	49	135,347	-	1,764,322	0.86
After 5 to 10 years	8,850	-	687	-	8,163	2.64
After 10 years	8,891	8	2	-	8,897	5.49
Puerto Rico government obligations:						
After 10 years (3)	3,156	-	1,346	395	1,415	-
United States and Puerto Rico government obligations	2,603,917	57	158,374	395	2,445,205	0.85
MBS:						
Residential MBS:						
FHLMC certificates:						
After 1 to 5 years	19,561	-	868	-	18,693	2.06
After 5 to 10 years	153,308	-	12,721	-	140,587	1.55
After 10 years	991,060	15	161,197	-	829,878	1.41
	1,163,929	15	174,786	-	989,158	1.44
GNMA certificates:						
Due within one year	254	-	3	-	251	3.27
After 1 to 5 years	16,882	-	872	-	16,010	1.19
After 5 to 10 years	27,916	8	2,247	-	25,677	1.62
After 10 years	206,254	87	22,786	-	183,555	2.57
	251,306	95	25,908	-	225,493	2.38
FNMA certificates:						
After 1 to 5 years	32,489	-	1,423	-	31,066	2.11
After 5 to 10 years	293,492	-	23,146	-	270,346	1.70
After 10 years	1,047,298	83	156,344	-	891,037	1.37
	1,373,279	83	180,913	-	1,192,449	1.46
Collateralized mortgage obligations ("CMOs") issued or guaranteed by the FHLMC, FNMA, and GNMA:						
After 10 years	273,539	-	52,263	-	221,276	1.54
Private label:						
After 10 years	7,086	-	2,185	116	4,785	7.66
Total Residential MBS	3,069,139	193	436,055	116	2,633,161	1.55
Commercial MBS:						
After 1 to 5 years	45,022	-	6,898	-	38,124	2.17
After 5 to 10 years	22,386	-	2,685	-	19,701	2.16
After 10 years	122,830	-	29,037	-	93,793	1.36
Total Commercial MBS	190,238	-	38,620	-	151,618	1.64
Total MBS	3,259,377	193	474,675	116	2,784,779	1.55
Total available-for-sale debt securities	$ 5,863,294	$ 250	$ 633,049	$ 511	$ 5,229,984	1.24

(1) Excludes accrued interest receivable on available-for-sale debt securities that totaled $10.6 million as of December 31, 2023 reported as part of accrued interest receivable on loans and investment securities in the consolidated statements of financial condition, and excluded from the estimate of credit losses.

(2) Includes $477.9 million (amortized cost - $527.2 million) that was pledged at the FHLB as collateral for borrowings and letters of credit as well as $2.8 billion (amortized cost - $3.2 billion) pledged as collateral for the uninsured portion of government deposits. The secured parties are not permitted to sell or repledge the collateral.

(3) Consists of a residential pass-through MBS issued by the PRHFA that is collateralized by certain second mortgages originated under a program launched by the Puerto Rico government in 2010 and is in nonaccrual status based on the delinquency status of the underlying second mortgage loans collateral.

		December 31, 2022					
		Gross Unrealized					Weighted-
(Dollars in thousands)	Amortized cost (1)	Gains	Losses	ACL	Fair value (2)		average yield%
U.S. Treasury securities:							
Due within one year	$ 7,493	$ -	$ 309	$ -	$ 7,184		0.22
After 1 to 5 years	141,366	-	9,675	-	131,691		0.70
U.S. GSEs' obligations:							
Due within one year	129,018	-	4,036	-	124,982		0.32
After 1 to 5 years	2,395,273	22	227,724	-	2,167,571		0.83
After 5 to 10 years	56,251	13	7,670	-	48,594		1.54
After 10 years	12,170	36	-	-	12,206		4.62
Puerto Rico government obligations:							
After 10 years (3)	3,331	-	755	375	2,201		-
United States and Puerto Rico government obligations	2,744,902	71	250,169	375	2,494,429		0.83
MBS:							
Residential MBS:							
FHLMC certificates:							
After 1 to 5 years	4,235	-	169	-	4,066		2.33
After 5 to 10 years	201,072	-	18,709	-	182,363		1.55
After 10 years	1,092,289	-	186,558	-	905,731		1.38
	1,297,596	-	205,436	-	1,092,160		1.41
GNMA certificates:							
Due within one year	5	-	-	-	5		1.73
After 1 to 5 years	15,508	-	622	-	14,886		2.00
After 5 to 10 years	45,322	1	3,809	-	41,514		1.31
After 10 years	232,632	51	27,169	-	205,514		2.47
	293,467	52	31,600	-	261,919		2.27
FNMA certificates:							
After 1 to 5 years	9,685	-	521	-	9,164		1.76
After 5 to 10 years	358,346	-	31,620	-	326,726		1.68
After 10 years	1,186,635	124	186,757	-	1,000,002		1.38
	1,554,666	124	218,898	-	1,335,892		1.45
CMOs issued or guaranteed by the FHLMC, FNMA, and GNMA:							
After 10 years	302,232	-	56,539	-	245,693		1.44
Private label:							
After 10 years	7,903	-	2,026	83	5,794		6.83
Total Residential MBS	3,455,864	176	514,499	83	2,941,458		1.52
Commercial MBS:							
After 1 to 5 years	30,578	-	4,463	-	26,115		2.43
After 5 to 10 years	44,889	-	5,603	-	39,286		1.89
After 10 years	121,464	-	23,732	-	97,732		1.23
Total Commercial MBS	196,931	-	33,798	-	163,133		1.56
Total MBS	3,652,795	176	548,297	83	3,104,591		1.52
Other							
Due within one year	500	-	-	-	500		0.84
Total available-for-sale debt securities	$ 6,398,197	$ 247	$ 798,466	$ 458	$ 5,599,520		1.22

(1) Excludes accrued interest receivable on available-for-sale debt securities that totaled $11.1 million as of December 31, 2022 reported as part of accrued interest receivable on loans and investment securities in the consolidated statements of financial condition, and excluded from the estimate of credit losses.

(2) Includes $250.6 million (amortized cost - $286.5 million) that was pledged at the FHLB as collateral for borrowings and letters of credit as well as $2.4 billion (amortized cost - $2.8 billion) pledged as collateral for the uninsured portion of government deposits. The secured parties are not permitted to sell or repledge the collateral.

(3) Consists of a residential pass-through MBS issued by the PRHFA that is collateralized by certain second mortgages originated under a program launched by the Puerto Rico government in 2010 and is in nonaccrual status based on the delinquency status of the underlying second mortgage loans collateral.

Maturities of available-for-sale debt securities are based on the period of final contractual maturity. Expected maturities might differ from contractual maturities because they may be subject to prepayments and/or call options. The weighted-average yield on available-for-sale debt securities is based on amortized cost and, therefore, does not give effect to changes in fair value. The net unrealized loss on available-for-sale debt securities is presented as part of accumulated other comprehensive loss in the consolidated statements of financial condition.

The following tables present the fair value and gross unrealized losses of the Corporation's available-for-sale debt securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2023 and 2022. The tables also include debt securities for which an ACL was recorded.

| | As of December 31, 2023 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In thousands)						
U.S. Treasury and U.S. GSEs' obligations	$ 2,544	$ 2	$ 2,428,784	$ 157,026	$ 2,431,328	$ 157,028
Puerto Rico government obligations	-	-	1,415	1,346 (1)	1,415	1,346
MBS:						
Residential MBS:						
FHLMC	9	-	988,092	174,786	988,101	174,786
GNMA	12,257	100	202,390	25,808	214,647	25,908
FNMA	-	-	1,183,275	180,913	1,183,275	180,913
CMOs issued or guaranteed by the FHLMC, FNMA, and GNMA	-	-	221,276	52,263	221,276	52,263
Private label	-	-	4,785	2,185 (1)	4,785	2,185
Commercial MBS	11,370	18	140,248	38,602	151,618	38,620
	$ 26,180	$ 120	$ 5,170,265	$ 632,929	$ 5,196,445	$ 633,049

(1) Unrealized losses do not include the credit loss component recorded as part of the ACL. As of December 31, 2023, the PRHFA bond and private label MBS had an ACL of $ 0.4 million and $0.1 million, respectively.

| | As of December 31, 2022 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In thousands)						
U.S. Treasury and U.S. GSEs' obligations	$ 298,313	$ 18,057	$ 2,174,724	$ 231,357	$ 2,473,037	$ 249,414
Puerto Rico government obligations	-	-	2,201	755 (1)	2,201	755
MBS:						
Residential MBS:						
FHLMC	260,524	45,424	831,637	160,012	1,092,161	205,436
GNMA	74,829	3,433	179,854	28,167	254,683	31,600
FNMA	405,977	49,479	920,200	169,419	1,326,177	218,898
CMOs issued or guaranteed by the FHLMC, FNMA, and GNMA	45,370	6,735	200,323	49,804	245,693	56,539
Private label	-	-	5,794	2,026 (1)	5,794	2,026
Commercial MBS	30,179	2,215	132,953	31,583	163,132	33,798
	$ 1,115,192	$ 125,343	$ 4,447,686	$ 673,123	$ 5,562,878	$ 798,466

(1) Unrealized losses do not include the credit loss component recorded as part of the ACL. As of December 31, 2022, the PRHFA bond and private label MBS had an ACL of $ 0.4 million and $0.1 million, respectively.

Assessment for Credit Losses

Debt securities issued by U.S. government agencies, U.S. GSEs, and the U.S. Treasury, including notes and MBS, accounted for substantially all of the total available-for-sale portfolio as of December 31, 2023, and the Corporation expects no credit losses on these securities, given the explicit and implicit guarantees provided by the U.S. federal government. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because, as of December 31, 2023, the Corporation did not have the intent to sell these U.S. government and agencies debt securities and determined that it was likely that it will not be required to sell these securities before their anticipated recovery, the Corporation does not consider impairments on these securities to be credit related. The Corporation's credit loss assessment was concentrated mainly on private label MBS and on Puerto Rico government debt securities, for which credit losses are evaluated on a quarterly basis.

Private label MBS held as part of the Corporation's available for sale portfolio consist of trust certificates issued by an unaffiliated party backed by fixed-rate, single-family residential mortgage loans in the U.S. mainland with original FICO scores over 700 and moderate loan-to-value ratios (under 80%), as well as moderate delinquency levels. The interest rate on these private label MBS is variable, tied to 3-month CME Term Secured Overnight Financing Rate ("SOFR") plus a tenor spread adjustment of 0.26161% and the original spread limited to the weighted-average coupon of the underlying collateral. The Corporation determined the ACL for private label MBS based on a risk-adjusted discounted cash flow methodology that considers the structure and terms of the instruments. The Corporation utilized PDs and LGDs that considered, among other things, historical payment performance, loan-to-value attributes, and relevant current and forward-looking macroeconomic variables, such as regional unemployment rates and the housing price index. Under this approach, expected cash flows (interest and principal) were discounted at the U.S. Treasury yield curve as of the reporting date. See Note 25 – "Fair Value" for the significant assumptions used in the valuation of the private label MBS as of December 31, 2023 and 2022.

For the residential pass-through MBS issued by the PRHFA held as part of the Corporation's available-for-sale portfolio backed by second mortgage residential loans in Puerto Rico, the ACL was determined based on a discounted cash flow methodology that considered the structure and terms of the debt security. The expected cash flows were discounted at the U.S. Treasury yield curve plus a spread as of the reporting date and compared to the amortized cost. The Corporation utilized PDs and LGDs that considered, among other things, historical payment performance, loan-to-value attributes, and relevant current and forward-looking macroeconomic variables, such as regional unemployment rates, the housing price index, and expected recovery from the PRHFA guarantee. PRHFA, not the Puerto Rico government, provides a guarantee in the event of default and subsequent foreclosure of the properties underlying the second mortgage loans. In the event that the second mortgage loans default and the collateral is insufficient to satisfy the outstanding balance of this residential pass-through MBS, PRHFA's ability to honor such guarantee will depend on, among other factors, its financial condition at the time such obligation becomes due and payable. Deterioration of the Puerto Rico economy or fiscal health of the PRHFA could impact the value of this security, resulting in additional losses to the Corporation.

The following tables present a roll-forward of the ACL on available-for-sale debt securities by major security type for the years ended December 31, 2023, 2022 and 2021:

| | Year Ended December 31, 2023 | | |
	Private label MBS	Puerto Rico Government Obligations	Total
(In thousands)			
Beginning balance	$ 83	$ 375	$ 458
Provision for credit losses - expense	-	20	20
Net recoveries	33	-	33
ACL on available-for-sale debt securities	$ 116	$ 395	$ 511

| | Year Ended December 31, 2022 | | |
	Private label MBS	Puerto Rico Government Obligations	Total
(In thousands)			
Beginning balance	$ 797	$ 308	$ 1,105
Provision for credit losses - (benefit) expense	(501)	67	(434)
Net charge-offs	(213)	-	(213)
ACL on available-for-sale debt securities	$ 83	$ 375	$ 458

| | Year Ended December 31, 2021 | | |
	Private label MBS	Puerto Rico Government Obligations	Total
(In thousands)			
Beginning balance	$ 1,002	$ 308	$ 1,310
Provision for credit losses - benefit	(136)	-	(136)
Net charge-offs	(69)	-	(69)
ACL on available-for-sale debt securities	$ 797	$ 308	$ 1,105

During 2023, the Corporation recognized $78.3 million of interest income on available-for-sale debt securities (2022 - $86.1 million; 2021 - $62.7 million), of which $39.1 million was exempt (2022 - $40.7 million; 2021 - $25.7 million). The exempt securities primarily relate to MBS and government obligations held by IBEs (as defined in the International Banking Entity Act of Puerto Rico), whose interest income and sales are exempt from Puerto Rico income taxation under that act.

Held-to-Maturity Debt Securities

The amortized cost, gross unrecognized gains and losses, estimated fair value, ACL, weighted-average yield and contractual maturities of held-to-maturity debt securities as of December 31, 2023 and 2022 were as follows:

| | | December 31, 2023 | | | | |
| | Amortized cost (1) (2) | Gross Unrecognized | | Fair value | ACL | Weighted-average yield% |
		Gains	Losses			
(Dollars in thousands)						
Puerto Rico municipal bonds:						
Due within one year	$ 3,165	$ 8	$ 38	$ 3,135	$ 50	9.30
After 1 to 5 years	51,230	994	710	51,514	1,266	7.78
After 5 to 10 years	36,050	3,540	210	39,380	604	7.13
After 10 years	16,595	269	-	16,864	277	8.87
Total Puerto Rico municipal bonds	107,040	4,811	958	110,893	2,197	7.78
MBS:						
Residential MBS:						
FHLMC certificates:						
After 5 to 10 years	16,469	-	556	15,913	-	3.03
After 10 years	18,324	-	714	17,610	-	4.32
	34,793	-	1,270	33,523	-	3.71
GNMA certificates:						
After 10 years	16,265	-	789	15,476	-	3.32
FNMA certificates:						
After 10 years	67,271	-	2,486	64,785	-	4.18
CMOs issued or guaranteed by FHLMC, FNMA, and GNMA:						
After 10 years	28,139	-	1,274	26,865	-	3.49
Total Residential MBS	146,468	-	5,819	140,649	-	3.84
Commercial MBS:						
After 1 to 5 years	9,444	-	297	9,147	-	3.48
After 10 years	91,226	-	5,783	85,443	-	3.15
Total Commercial MBS	100,670	-	6,080	94,590	-	3.18
Total MBS	247,138	-	11,899	235,239	-	3.57
Total held-to-maturity debt securities	$ 354,178	$ 4,811	$ 12,857	$ 346,132	$ 2,197	4.84

(1) Excludes accrued interest receivable on held-to-maturity debt securities that totaled $4.8 million as of December 31, 2023 reported as part of accrued interest receivable on loans and investment securities in the consolidated statements of financial condition, and excluded from the estimate of credit losses.
(2) Includes $126.6 million (fair value - $125.9 million) that serves as collateral for the uninsured portion of government deposits. The secured parties are not permitted to sell or repledge the collateral.

	December 31, 2022					
		Gross Unrecognized				Weighted-
(Dollars in thousands)	Amortized cost (1) (2)	Gains	Losses	Fair value	ACL	average yield%
Puerto Rico municipal bonds:						
Due within one year	$ 1,202	$ -	$ 15	$ 1,187	$ 2	5.20
After 1 to 5 years	42,530	886	1,076	42,340	656	6.34
After 5 to 10 years	55,956	3,182	360	58,778	3,243	6.29
After 10 years	66,022	-	1,318	64,704	4,385	7.10
Total held-to-maturity debt securities	165,710	4,068	2,769	167,009	8,286	6.62
MBS:						
Residential MBS:						
FHLMC certificates:						
After 5 to 10 years	21,443	-	746	20,697	-	3.03
After 10 years	19,362	-	888	18,474	-	4.21
	40,805	-	1,634	39,171	-	3.59
GNMA certificates:						
After 10 years	19,131	-	943	18,188	-	3.35
FNMA certificates:						
After 10 years	72,347	-	3,155	69,192	-	4.14
CMOs issued or guaranteed by FHLMC, FNMA, and GNMA:						
After 10 years	34,456	-	1,424	33,032	-	3.49
Total Residential MBS	166,739	-	7,156	159,583	-	3.78
Commercial MBS:						
After 1 to 5 years	9,621	-	396	9,225	-	3.48
After 10 years	95,467	-	4,169	91,298	-	3.15
Total Commercial MBS	105,088	-	4,565	100,523	-	3.18
Total MBS	271,827	-	11,721	260,106	-	3.55
Total held-to-maturity debt securities	$ 437,537	$ 4,068	$ 14,490	$ 427,115	$ 8,286	4.71

(1) Excludes accrued interest receivable on held-to-maturity debt securities that totaled $5.5 million as of December 31, 2022 reported as part of accrued interest receivable on loans and investment securities in the consolidated statements of financial condition, and excluded from the estimate of credit losses.
(2) Includes $190.1 million (fair value - $189.4 million) that serves as collateral for the uninsured portion of government deposits. The secured parties are not permitted to sell or repledge the collateral.

During 2023, there were no purchases of debt securities classified as held-to-maturity. During 2022, the Corporation purchased approximately $289.9 million of GSEs' MBS, which were classified as held-to-maturity debt securities.

The following tables present the Corporation's held-to-maturity debt securities' fair value and gross unrecognized losses, aggregated by category and length of time that individual securities had been in a continuous unrecognized loss position, as of December 31, 2023 and 2022, including debt securities for which an ACL was recorded:

| | As of December 31, 2023 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
(In thousands)	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
Puerto Rico municipal bonds	$ -	$ -	$ 34,682	$ 958	$ 34,682	$ 958
MBS:						
Residential MBS:						
FHLMC certificates	-	-	33,523	1,270	33,523	1,270
GNMA certificates	-	-	15,476	789	15,476	789
FNMA certificates	-	-	64,785	2,486	64,785	2,486
CMOs issued or guaranteed by FHLMC, FNMA, and GNMA	-	-	26,865	1,274	26,865	1,274
Commercial MBS	-	-	94,590	6,080	94,590	6,080
Total held-to-maturity debt securities	$ -	$ -	$ 269,921	$ 12,857	$ 269,921	$ 12,857

| | As of December 31, 2022 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
(In thousands)	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
Puerto Rico municipal bonds	$ -	$ -	$ 98,797	$ 2,769	$ 98,797	$ 2,769
MBS:						
Residential MBS:						
FHLMC certificates	39,171	1,634	-	-	39,171	1,634
GNMA certificates	18,188	943	-	-	18,188	943
FNMA certificates	69,192	3,155	-	-	69,192	3,155
CMOs issued or guaranteed by FHLMC, FNMA, and GNMA	33,032	1,424	-	-	33,032	1,424
Commercial MBS	100,523	4,565	-	-	100,523	4,565
Total held-to-maturity debt securities	$ 260,106	$ 11,721	$ 98,797	$ 2,769	$ 358,903	$ 14,490

The Corporation classifies the held-to-maturity debt securities portfolio into the following major security types: MBS issued by GSEs and Puerto Rico municipal bonds. The Corporation does not recognize an ACL for MBS issued by GSEs since they are highly rated by major rating agencies and have a long history of no credit losses. In the case of Puerto Rico municipal bonds, the Corporation determines the ACL based on the product of a cumulative PD and LGD, and the amortized cost basis of the bonds over their remaining expected life as described in Note 1 – "Nature of Business and Summary of Significant Accounting Policies."

The Corporation performs periodic credit quality reviews on these issuers. All of the Puerto Rico municipal bonds were current as to scheduled contractual payments as of December 31, 2023. The ACL of Puerto Rico municipal bonds decreased to $ 2.2 million as of December 31, 2023, from $8.3 million as of December 31, 2022, mostly driven by the refinancing of a $46.5 million municipal bond into a shorter-term commercial loan structure and, to a lesser extent, a reduction in qualitative reserves driven by updated financial information of certain bond issuers received during 2023.

The following tables present the activity in the ACL for held-to-maturity debt securities by major security type for the years ended December 31, 2023, 2022 and 2021:

	Puerto Rico Municipal Bonds					
	Year Ended December 31,					
	2023		**2022**		**2021**	
(In thousands)						
Beginning Balance	$	8,286	$	8,571	$	8,845
Provision for credit losses - benefit		(6,089)		(285)		(274)
ACL on held-to-maturity debt securities	$	2,197	$	8,286	$	8,571

During the second quarter of 2019, the oversight board established by Puerto Rico Oversight, Management, and Economic Stability Act ("PROMESA") announced the designation of Puerto Rico's 78 municipalities as covered instrumentalities under PROMESA. Municipalities may be affected by the negative economic and other effects resulting from expense, revenue, or cash management measures taken by the Puerto Rico government to address its fiscal situation, or measures included in its fiscal plan or fiscal plans of other government entities. Given the inherent uncertainties about the fiscal situation of the Puerto Rico central government and the measures taken, or to be taken, by other government entities in response to economic and fiscal challenges, the Corporation cannot be certain whether future charges to the ACL on these securities will be required.

From time to time, the Corporation has held-to-maturity securities with an original maturity of three months or less that are considered cash and cash equivalents and are classified as money market investments in the consolidated statements of financial condition. As of December 31, 2023 and 2022, the Corporation had no outstanding held-to-maturity securities that were classified as cash and cash equivalents.

During 2023, the Corporation recognized $ 20.9 million of interest income on held-to-maturity debt securities (2022 - $ 15.5 million; 2021 - $8.8 million), of which $ 20.5 million was exempt (2022 - $15.4 million; 2021 - $8.8 million). The exempt securities relate to tax-exempt Puerto Rico municipal bonds and MBS held by IBEs (as defined in the International Banking Entity Act of Puerto Rico), whose interest income and sales are exempt from Puerto Rico income taxation under that act.

Credit Quality Indicators:

The held-to-maturity debt securities portfolio consisted of GSEs' MBS and financing arrangements with Puerto Rico municipalities issued in bond form. As previously mentioned, the Corporation expects no credit losses on GSEs MBS. The Puerto Rico municipal bonds are accounted for as securities but are underwritten as loans with features that are typically found in commercial loans. Accordingly, the Corporation monitors the credit quality of these municipal bonds through the use of internal credit-risk ratings, which are generally updated on a quarterly basis. The Corporation considers a municipal bond as a criticized asset if its risk rating is Special Mention, Substandard, Doubtful, or Loss. Puerto Rico municipal bonds that do not meet the criteria for classification as criticized assets are considered to be Pass-rated securities. The asset categories are defined below:

Pass – Assets classified as Pass have a well-defined primary source of repayment, with no apparent risk, strong financial position, minimal operating risk, profitability, liquidity and strong capitalization and include assets categorized as Watch. Assets classified as Watch have acceptable business credit, but borrowers' operations, cash flow or financial condition evidence more than average risk and requires additional level of supervision and attention from loan officers.

Special Mention – Special Mention assets have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Corporation's credit position at some future date. Special Mention assets are not adversely classified and do not expose the Corporation to sufficient risk to warrant adverse classification.

Substandard – Substandard assets are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets classified as Substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful – Doubtful classifications have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, based on currently known facts, conditions and values. A Doubtful classification may be appropriate in cases where significant risk exposures are perceived, but loss cannot be determined because of specific reasonable pending factors, which may strengthen the credit in the near term.

Loss – Assets classified as Loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this asset even though partial recovery may occur in the future. There is little or no prospect for near term improvement and no realistic strengthening action of significance pending.

The Corporation periodically reviews its Puerto Rico municipal bonds to evaluate if they are properly classified, and to measure credit losses on these securities. The frequency of these reviews will depend on the amount of the aggregate outstanding debt, and the risk rating classification of the obligor.

The Corporation has a Loan Review Group that reports directly to the Corporation's Risk Management Committee and administratively to the Chief Risk Officer. The Loan Review Group performs annual comprehensive credit process reviews of the Bank's commercial loan portfolios, including the above-mentioned Puerto Rico municipal bonds accounted for as held-to-maturity debt securities. The objective of these loan reviews is to assess accuracy of the Bank's determination and maintenance of loan risk rating and its adherence to lending policies, practices and procedures. The monitoring performed by this group contributes to the assessment of compliance with credit policies and underwriting standards, the determination of the current level of credit risk, the evaluation of the effectiveness of the credit management process, and the identification of any deficiency that may arise in the credit-granting process. Based on its findings, the Loan Review Group recommends corrective actions, if necessary, that help in maintaining a sound credit process. The Loan Review Group reports the results of the credit process reviews to the Risk Management Committee.

As of December 31, 2023 and 2022, all Puerto Rico municipal bonds classified as held-to-maturity were classified as Pass.

No held-to-maturity debt securities were on nonaccrual status, 90 days past due and still accruing, or past due as of December 31, 2023 and 2022. A security is considered to be past due once it is 30 days contractually past due under the terms of the agreement.

NOTE 4 – LOANS HELD FOR INVESTMENT

The following table provides information about the loan portfolio held for investment by portfolio segment and disaggregated by geographic locations as of the indicated dates:

(In thousands)	As of December 31, 2023		As of December 31, 2022	
Puerto Rico and Virgin Islands region:				
Residential mortgage loans, mainly secured by first mortgages	$	2,356,006	$	2,417,900
Construction loans		115,401		34,772
Commercial mortgage loans		1,790,637		1,834,204
C&I loans		2,249,408		1,860,109
Consumer loans		3,651,770		3,317,489
Loans held for investment	$	10,163,222	$	9,464,474
Florida region:				
Residential mortgage loans, mainly secured by first mortgages	$	465,720	$	429,390
Construction loans		99,376		98,181
Commercial mortgage loans		526,446		524,647
C&I loans		924,824		1,026,154
Consumer loans		5,895		9,979
Loans held for investment	$	2,022,261	$	2,088,351
Total:				
Residential mortgage loans, mainly secured by first mortgages	$	2,821,726	$	2,847,290
Construction loans		214,777		132,953
Commercial mortgage loans		2,317,083		2,358,851
C&I loans [1]		3,174,232		2,886,263
Consumer loans		3,657,665		3,327,468
Loans held for investment [2]		12,185,483		11,552,825
ACL on loans and finance leases		(261,843)		(260,464)
Loans held for investment, net	$	11,923,640	$	11,292,361

(1) As of December 31, 2023 and 2022, includes $787.5 million and $838.5 million, respectively, of commercial loans that were secured by real estate and for which the primary source of repayment at origination was not dependent upon such real estate.

(2) Includes accretable fair value net purchase discounts of $24.7 million and $29.3 million as of December 31, 2023 and 2022, respectively.

As of December 31, 2023, and 2022, the Corporation had net deferred origination costs on its loan portfolio amounting to $6.1 million and $11.2 million, respectively. The total loan portfolio is net of unearned income of $132.6 million and $103.4 million as of December 31, 2023 and 2022, respectively, of which $128.0 million and $99.2 million are related to finance leases as of December 31, 2023 and 2022, respectively.

As of December 31, 2023, the Corporation was servicing residential mortgage loans owned by others in an aggregate amount of $3.8 billion (2022 — $3.9 billion), and commercial loan participations owned by others in an aggregate amount of $230.5 million as of December 31, 2023 (2022 — $305.1 million).

Various loans were assigned as collateral for borrowings, government deposits, time deposits accounts, and related unused commitments. The carrying value of loans pledged as collateral amounted to $4.6 billion and $4.3 billion as of December 31, 2023 and 2022, respectively. As of each of December 31, 2023 and 2022, loans pledged as collateral include $1.8 billion that were pledged at the FHLB as collateral for borrowings and letters of credit; $2.5 billion that were pledged at the FED Discount Window as collateral for borrowings, compared to $2.2 billion as of December 31, 2022; and $166.9 million serve as collateral for the uninsured portion of government deposits, compared to $123.7 million as of December 31, 2022. See Note 13 – "Advances from the Federal Home Loan Bank ("FHLB")" and Note 14 – "Other Borrowings" for information related to the unused portion of FHLB advances and FED programs, respectively.

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Corporation's aging of the loan portfolio held for investment, as well as information about nonaccrual loans with no ACL, by portfolio classes as of December 31, 2023 and 2022 are as follows:

As of December 31, 2023

(In thousands)	Current	Days Past Due and Accruing 30-59	60-89	90+ [1][2][3]	Nonaccrual [4]	Total loans held for investment	Nonaccrual Loans with no ACL [5]
Residential mortgage loans, mainly secured by first mortgages:							
FHA/VA government-guaranteed loans [1][3][6]	$ 68,332	$ -	$ 2,592	$ 29,312	$ -	$ 100,236	$ -
Conventional residential mortgage loans [2][6]	2,644,344	-	33,878	11,029	32,239	2,721,490	1,742
Commercial loans:							
Construction loans	210,911	-	-	2,297	1,569	214,777	972
Commercial mortgage loans [2][6]	2,303,753	17	-	1,108	12,205	2,317,083	2,536
C&I loans	3,148,254	1,130	1,143	8,455	15,250	3,174,232	1,687
Consumer loans:							
Auto loans	1,846,652	60,283	13,753	-	15,568	1,936,256	4
Finance leases	837,881	13,786	1,861	-	3,287	856,815	12
Personal loans	370,746	5,873	2,815	-	1,841	381,275	-
Credit cards	313,360	5,012	3,589	7,251	-	329,212	-
Other consumer loans	147,278	3,084	1,997	-	1,748	154,107	-
Total loans held for investment	$ 11,891,511	$ 89,185	$ 61,628	$ 59,452	$ 83,707	$ 12,185,483	$ 6,953

(1) It is the Corporation's policy to report delinquent FHA/VA government-guaranteed residential mortgage loans as past-due loans 90 days and still accruing as opposed to nonaccrual loans. The Corporation continues accruing interest on these loans until they have passed the 15 months delinquency mark, taking into consideration the FHA interest curtailment process. These balances include $15.4 million of residential mortgage loans guaranteed by the FHA that were over 15 months delinquent as of December 31, 2023.

(2) Includes purchased credit deteriorated ("PCD") loans previously accounted for under ASC Subtopic 310-30 for which the Corporation made the accounting policy election of maintaining pools of loans as "units of account" both at the time of adoption of CECL on January 1, 2020 and on an ongoing basis for credit loss measurement. These loans will continue to be excluded from nonaccrual loan statistics as long as the Corporation can reasonably estimate the timing and amount of cash flows expected to be collected on the loan pools. The portion of such loans contractually past due 90 days or more, amounting to $8.3 million as of December 31, 2023 ($7.4 million conventional residential mortgage loans and $0.9 million commercial mortgage loans), is presented in the loans past due 90 days or more and still accruing category in the table above.

(3) Include rebooked loans, which were previously pooled into GNMA securities, amounting to $7.9 million as of December 31, 2023. Under the GNMA program, the Corporation has the option but not the obligation to repurchase loans that meet GNMA's specified delinquency criteria. For accounting purposes, these loans subject to the repurchase option are required to be reflected on the financial statements with an offsetting liability.

(4) Nonaccrual loans in the Florida region amounted to $8 million as of December 31, 2023, primarily nonaccrual residential mortgage loans and C&I loans.

(5) There were no nonaccrual loans with no ACL in the Florida region as of December 31, 2023.

(6) According to the Corporation's delinquency policy and consistent with the instructions for the preparation of the Consolidated Financial Statements for Bank Holding Companies (FR Y-9C) required by the Federal Reserve Board, residential mortgage, commercial mortgage, and construction loans are considered past due when the borrower is in arrears on two or more monthly payments. FHA/VA government-guaranteed loans, conventional residential mortgage loans, and commercial mortgage loans past due 30-59 days, but less than two payments in arrears, as of December 31, 2023 amounted to $8.2 million, $69.9 million, $1.1 million, respectively.

As of December 31, 2022

(In thousands)	Current	Days Past Due and Accruing 30-59	60-89	90+ [1][2][3]	Nonaccrual [4]	Total loans held for investment	Nonaccrual Loans with no ACL [5]
Residential mortgage loans, mainly secured by first mortgages:							
FHA/VA government-guaranteed loans [1][3][6]	$ 67,116	$ -	$ 2,586	$ 48,456	$ -	$ 118,158	$ -
Conventional residential mortgage loans [2][6]	2,643,909	-	25,630	16,821	42,772	2,729,132	2,292
Commercial loans:							
Construction loans	130,617	-	-	128	2,208	132,953	977
Commercial mortgage loans [2][6]	2,330,094	300	2,367	3,771	22,319	2,358,851	15,991
C&I loans	2,868,989	1,984	1,128	6,332	7,830	2,886,263	3,300
Consumer loans:							
Auto loans	1,740,271	40,039	7,089	-	10,672	1,798,071	2,136
Finance leases	707,646	7,148	1,791	-	1,645	718,230	330
Personal loans	346,366	3,738	1,894	-	1,248	353,246	-
Credit cards	301,013	3,705	2,238	4,775	-	311,731	-
Other consumer loans	141,687	1,804	1,458	-	1,241	146,190	-
Total loans held for investment	$ 11,277,708	$ 58,718	$ 46,181	$ 80,283	$ 89,935	$ 11,552,825	$ 25,026

(1) It is the Corporation's policy to report delinquent FHA/VA government-guaranteed residential mortgage loans as past-due loans 90 days and still accruing as opposed to nonaccrual loans. The Corporation continues accruing interest on these loans until they have passed the 15 months delinquency mark, taking into consideration the FHA interest curtailment process. These balances include $28.2 million of residential mortgage loans guaranteed by the FHA that were over 15 months delinquent as of December 31, 2022.

(2) Includes PCD loans previously accounted for under ASC Subtopic 310-30 for which the Corporation made the accounting policy election of maintaining pools of loans as "units of account" both at the time of adoption of CECL on January 1, 2020 and on an ongoing basis for credit loss measurement. These loans will continue to be excluded from nonaccrual loan statistics as long as the Corporation can reasonably estimate the timing and amount of cash flows expected to be collected on the loan pools. The portion of such loans contractually past due 90 days or more, amounting to $12.0 million as of December 31, 2022 ($11.0 million conventional residential mortgage loans and $1.0 million commercial mortgage loans), is presented in the loans past due 90 days or more and still accruing category in the table above.

(3) Include rebooked loans, which were previously pooled into GNMA securities, amounting to $10.3 million as of December 31, 2022. Under the GNMA program, the Corporation has the option but not the obligation to repurchase loans that meet GNMA's specified delinquency criteria. For accounting purposes, these loans subject to the repurchase option are required to be reflected on the financial statements with an offsetting liability.

(4) Nonaccrual loans in the Florida region amounted to $8.3 million as of December 31, 2022, primarily nonaccrual residential mortgage loans.

(5) Includes $0.3 million of nonaccrual C&I loans with no ACL in the Florida region as of December 31, 2022.

(6) According to the Corporation's delinquency policy and consistent with the instructions for the preparation of the Consolidated Financial Statements for Bank Holding Companies (FR Y-9C) required by the Federal Reserve Board, residential mortgage, commercial mortgage, and construction loans are considered past due when the borrower is in arrears on two or more monthly payments. FHA/VA government-guaranteed loans, conventional residential mortgage loans, and commercial mortgage loans past due 30-59 days, but less than two payments in arrears, as of December 31, 2022 amounted to $6.1 million, $65.2 million, and $1.6 million, respectively.

When a loan is placed in nonaccrual status, any accrued but uncollected interest income is reversed and charged against interest income and the amortization of any net deferred fees is suspended. The amount of accrued interest reversed against interest income totaled $2.7 million, $1.7 million, and $2.0 million for the years ended December 31, 2023, 2022, and 2021, respectively. For the years ended December 31, 2023, 2022, and 2021, the cash interest income recognized on nonaccrual loans amounted to $1.8 million, $1.5 million, and $2.3 million, respectively.

As of December 31, 2023, the recorded investment on residential mortgage loans collateralized by residential real estate property that were in the process of foreclosure amounted to $39.4 million, including $17.1 million of FHA/VA government-guaranteed mortgage loans, and $5.2 million of PCD loans acquired prior to the adoption, on January 1, 2020, of CECL. The Corporation commences the foreclosure process on residential real estate loans when a borrower becomes 120 days delinquent. Foreclosure procedures and timelines vary depending on whether the property is located in a judicial or non-judicial state. Occasionally, foreclosures may be delayed due to, among other reasons, mandatory mediations, bankruptcy, court delays, and title issues.

Credit Quality Indicators:

The Corporation categorizes loans into risk categories based on relevant information about the ability of the borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Corporation analyzes non-homogeneous loans, such as commercial mortgage, C&I, and construction loans individually to classify the loans' credit risk. As mentioned above, the Corporation periodically reviews its commercial and construction loans to evaluate if they are properly classified. The frequency of these reviews will depend on the amount of the aggregate outstanding debt, and the risk rating classification of the obligor. In addition, during the renewal and annual review process of applicable credit facilities, the Corporation evaluates the corresponding loan grades. The Corporation uses the same definition for risk ratings as those described for Puerto Rico municipal bonds accounted for as held-to-maturity debt securities, as discussed in Note 3 – "Debt Securities."

For residential mortgage and consumer loans, the Corporation evaluates credit quality based on its interest accrual status.

Based on the most recent analysis performed, the amortized cost of commercial and construction loans by portfolio classes and by origination year based on the internal credit-risk category as of December 31, 2023 and 2022, and the gross charge-offs for the year ended December 31, 2023 by portfolio classes and by origination year, were as follows:

Puerto Rico and Virgin Islands Regions	As of December 31, 2023 Term Loans Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis	Total
(In thousands)	2023	2022	2021	2020	2019	Prior		
CONSTRUCTION								
Risk Ratings:								
Pass	$ 52,675	$ 40,825	$ 15,936	$ -	$ -	$ 3,734	$ -	$ 113,170
Criticized:								
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	2,231	-	2,231
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total construction loans	$ 52,675	$ 40,825	$ 15,936	$ -	$ -	$ 5,965	$ -	$ 115,401
Charge-offs on construction loans	$ -	$ -	$ -	$ -	$ -	$ 62	$ -	$ 62
COMMERCIAL MORTGAGE								
Risk Ratings:								
Pass	$ 176,519	$ 381,695	$ 135,163	$ 319,111	$ 276,078	$ 326,420	$ 3,418	$ 1,618,404
Criticized:								
Special Mention	-	4,394	-	30,169	-	112,063	-	146,626
Substandard	-	124	-	-	-	25,483	-	25,607
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total commercial mortgage loans	$ 176,519	$ 386,213	$ 135,163	$ 349,280	$ 276,078	$ 463,966	$ 3,418	$ 1,790,637
Charge-offs on commercial mortgage loans	$ -	$ -	$ -	$ -	$ -	$ 1,133	$ -	$ 1,133
C&I								
Risk Ratings:								
Pass	$ 410,721	$ 298,285	$ 158,636	$ 155,984	$ 249,481	$ 171,586	$ 729,246	$ 2,173,939
Criticized:								
Special Mention	542	-	578	-	476	2,447	36,333	40,376
Substandard	1	-	3,848	599	12,844	16,477	1,324	35,093
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total C&I loans	$ 411,264	$ 298,285	$ 163,062	$ 156,583	$ 262,801	$ 190,510	$ 766,903	$ 2,249,408
Charge-offs on C&I loans	$ -	$ -	$ -	$ -	$ -	$ 218	$ 140	$ 358

(1) Excludes accrued interest receivable.

Florida Region	As of December 31, 2023 Term Loans Amortized Cost Basis by Origination Year [1]							
	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Total
(In thousands)								
CONSTRUCTION								
Risk Ratings:								
Pass	$ 995	$ 57,712	$ 38,289	$ -	$ -	$ -	$ 2,380	$ 99,376
Criticized:								
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total construction loans	$ 995	$ 57,712	$ 38,289	$ -	$ -	$ -	$ 2,380	$ 99,376
Charge-offs on construction loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
COMMERCIAL MORTGAGE								
Risk Ratings:								
Pass	$ 28,814	$ 186,098	$ 63,561	$ 39,844	$ 63,332	$ 119,460	$ 24,344	$ 525,453
Criticized:								
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	993	-	-	-	993
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total commercial mortgage loans	$ 28,814	$ 186,098	$ 63,561	$ 40,837	$ 63,332	$ 119,460	$ 24,344	$ 526,446
Charge-offs on commercial mortgage loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
C&I								
Risk Ratings:								
Pass	$ 139,800	$ 237,189	$ 166,998	$ 47,394	$ 109,123	$ 48,106	$ 130,585	$ 879,195
Criticized:								
Special Mention	-	-	19,485	-	11,725	10,836	-	42,046
Substandard	-	-	-	252	191	3,140	-	3,583
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total C&I loans	$ 139,800	$ 237,189	$ 186,483	$ 47,646	$ 121,039	$ 62,082	$ 130,585	$ 924,824
Charge-offs on C&I loans	$ -	$ -	$ -	376	$ -	$ 6,202	$ -	$ 6,578

(1) Excludes accrued interest receivable.

Total	As of December 31, 2023 Term Loans Amortized Cost Basis by Origination Year (1)							
	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Total
(In thousands)								
CONSTRUCTION								
Risk Ratings:								
Pass	$ 53,670	$ 98,537	$ 54,225	$ -	$ -	$ 3,734	$ 2,380	$ 212,546
Criticized:								
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	2,231	-	2,231
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total construction loans	$ 53,670	$ 98,537	$ 54,225	$ -	$ -	$ 5,965	$ 2,380	$ 214,777
Charge-offs on construction loans	$ -	$ -	$ -	$ -	$ -	$ 62	$ -	$ 62
COMMERCIAL MORTGAGE								
Risk Ratings:								
Pass	$ 205,333	$ 567,793	$ 198,724	$ 358,955	$ 339,410	$ 445,880	$ 27,762	$ 2,143,857
Criticized:								
Special Mention	-	4,394	-	30,169	-	112,063	-	146,626
Substandard	-	124	-	993	-	25,483	-	26,600
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total commercial mortgage loans	$ 205,333	$ 572,311	$ 198,724	$ 390,117	$ 339,410	$ 583,426	$ 27,762	$ 2,317,083
Charge-offs on commercial mortgage loans	$ -	$ -	$ -	$ -	$ -	$ 1,133	$ -	$ 1,133
C&I								
Risk Ratings:								
Pass	$ 550,521	$ 535,474	$ 325,634	$ 203,378	$ 358,604	$ 219,692	$ 859,831	$ 3,053,134
Criticized:								
Special Mention	542	-	20,063	-	12,201	13,283	36,333	82,422
Substandard	1	-	3,848	851	13,035	19,617	1,324	38,676
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total C&I loans	$ 551,064	$ 535,474	$ 349,545	$ 204,229	$ 383,840	$ 252,592	$ 897,488	$ 3,174,232
Charge-offs on C&I loans	$ -	$ -	$ -	$ 376	$ -	$ 6,420	$ 140	$ 6,936

(1) Excludes accrued interest receivable.

Puerto Rico and Virgin Islands Regions	As of December 31, 2022 Term Loans Amortized Cost Basis by Origination Year [1]							
	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
(In thousands)								
CONSTRUCTION								
Risk Ratings:								
Pass	$ 9,463	$ 18,385	$ -	$ -	$ -	$ 4,031	$ -	$ 31,879
Criticized:								
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	2,893	-	2,893
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total construction loans	$ 9,463	$ 18,385	$ -	$ -	$ -	$ 6,924	$ -	$ 34,772
COMMERCIAL MORTGAGE								
Risk Ratings:								
Pass	$ 391,589	$ 141,456	$ 363,115	$ 296,954	$ 193,795	$ 267,793	$ 1,026	$ 1,655,728
Criticized:								
Special Mention	1,198	-	3,583	6,919	12,042	121,673	-	145,415
Substandard	135	-	-	2,819	-	30,107	-	33,061
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total commercial mortgage loans	$ 392,922	$ 141,456	$ 366,698	$ 306,692	$ 205,837	$ 419,573	$ 1,026	$ 1,834,204
C&I								
Risk Ratings:								
Pass	$ 297,932	$ 195,460	$ 184,856	$ 315,987	$ 88,484	$ 179,201	$ 527,652	$ 1,789,572
Criticized:								
Special Mention	138	912	-	500	9,867	2,631	29,176	43,224
Substandard	203	351	1,324	14,119	725	10,238	353	27,313
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total C&I loans	$ 298,273	$ 196,723	$ 186,180	$ 330,606	$ 99,076	$ 192,070	$ 557,181	$ 1,860,109

(1) Excludes accrued interest receivable.

Florida Region	As of December 31, 2022 Term Loans Amortized Cost Basis by Origination Year [1]							
	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
(In thousands)								
CONSTRUCTION								
Risk Ratings:								
Pass	$ 48,536	$ 42,841	$ -	$ 14	$ -	$ -	$ 6,790	$ 98,181
Criticized:								
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total construction loans	$ 48,536	$ 42,841	$ -	$ 14	$ -	$ -	$ 6,790	$ 98,181
COMMERCIAL MORTGAGE								
Risk Ratings:								
Pass	$ 176,131	$ 70,525	$ 41,413	$ 54,839	$ 71,404	$ 70,316	$ 18,556	$ 503,184
Criticized:								
Special Mention	-	-	6,986	13,309	-	-	-	20,295
Substandard	-	-	1,168	-	-	-	-	1,168
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total commercial mortgage loans	$ 176,131	$ 70,525	$ 49,567	$ 68,148	$ 71,404	$ 70,316	$ 18,556	$ 524,647
C&I								
Risk Ratings:								
Pass	$ 277,637	$ 163,210	$ 77,027	$ 223,504	$ 66,484	$ 35,028	$ 136,261	$ 979,151
Criticized:								
Special Mention	-	-	-	5,974	-	11,931	-	17,905
Substandard	-	-	267	24,852	-	3,678	301	29,098
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total C&I loans	$ 277,637	$ 163,210	$ 77,294	$ 254,330	$ 66,484	$ 50,637	$ 136,562	$ 1,026,154

(1) Excludes accrued interest receivable.

Total

		As of December 31, 2022 Term Loans Amortized Cost Basis by Origination Year (1)							
	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
(In thousands)								
CONSTRUCTION								
Risk Ratings:								
Pass	$ 57,999	$ 61,226	$ -	$ 14	$ -	$ 4,031	$ 6,790	$ 130,060
Criticized:								
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	2,893	-	2,893
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total construction loans	$ 57,999	$ 61,226	$ -	$ 14	$ -	$ 6,924	$ 6,790	$ 132,953
COMMERCIAL MORTGAGE								
Risk Ratings:								
Pass	$ 567,720	$ 211,981	$ 404,528	$ 351,793	$ 265,199	$ 338,109	$ 19,582	$ 2,158,912
Criticized:								
Special Mention	1,198	-	10,569	20,228	12,042	121,673	-	165,710
Substandard	135	-	1,168	2,819	-	30,107	-	34,229
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total commercial mortgage loans	$ 569,053	$ 211,981	$ 416,265	$ 374,840	$ 277,241	$ 489,889	$ 19,582	$ 2,358,851
C&I								
Risk Ratings:								
Pass	$ 575,569	$ 358,670	$ 261,883	$ 539,491	$ 154,968	$ 214,229	$ 663,913	$ 2,768,723
Criticized:								
Special Mention	138	912	-	6,474	9,867	14,562	29,176	61,129
Substandard	203	351	1,591	38,971	725	13,916	654	56,411
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total C&I loans	$ 575,910	$ 359,933	$ 263,474	$ 584,936	$ 165,560	$ 242,707	$ 693,743	$ 2,886,263

(1) Excludes accrued interest receivable.

The following tables present the amortized cost of residential mortgage loans by portfolio classes and by origination year based on accrual status as of December 31, 2023 and 2022, and the gross charge-offs for the year ended December 31, 2023 by origination year:

													As of December 31, 2023 Term Loans Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis		Total
		2023		2022		2021		2020		2019		Prior								
(In thousands)																					
Puerto Rico and Virgin Islands Regions:																					
FHA/VA government-guaranteed loans																					
Accrual Status:																					
Performing	$	378	$	681	$	942	$	525	$	1,468	$	95,299	$		-	$		99,293			
Non-Performing		-		-		-		-		-		-			-			-			
Total FHA/VA government-guaranteed loans	$	378	$	681	$	942	$	525	$	1,468	$	95,299	$		-	$		99,293			
Conventional residential mortgage loans																					
Accrual Status:																					
Performing	$	173,086	$	164,895	$	69,253	$	29,558	$	44,289	$	1,750,620	$		-	$		2,231,701			
Non-Performing		-		69		35		-		173		24,735			-			25,012			
Total conventional residential mortgage loans	$	173,086	$	164,964	$	69,288	$	29,558	$	44,462	$	1,775,355	$		-	$		2,256,713			
Total																					
Accrual Status:																					
Performing	$	173,464	$	165,576	$	70,195	$	30,083	$	45,757	$	1,845,919	$		-	$		2,330,994			
Non-Performing		-		69		35		-		173		24,735			-			25,012			
Total residential mortgage loans	$	173,464	$	165,645	$	70,230	$	30,083	$	45,930	$	1,870,654	$		-	$		2,356,006			
Charge-offs on residential mortgage loans	$	-	$	2	$	-	$	3	$	12	$	3,222	$		-	$		3,239			

(1) Excludes accrued interest receivable.

													As of December 31, 2023 Term Loans Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis		Total
		2023		2022		2021		2020		2019		Prior								
(In thousands)																					
Florida Region:																					
FHA/VA government-guaranteed loans																					
Accrual Status:																					
Performing	$	-	$	-	$	-	$	-	$	-	$	943	$		-	$		943			
Non-Performing		-		-		-		-		-		-			-			-			
Total FHA/VA government-guaranteed loans	$	-	$	-	$	-	$	-	$	-	$	943	$		-	$		943			
Conventional residential mortgage loans																					
Accrual Status:																					
Performing	$	90,018	$	77,960	$	45,781	$	29,166	$	26,903	$	187,722	$		-	$		457,550			
Non-Performing		-		16		-		-		257		6,954			-			7,227			
Total conventional residential mortgage loans	$	90,018	$	77,976	$	45,781	$	29,166	$	27,160	$	194,676	$		-	$		464,777			
Total																					
Accrual Status:																					
Performing	$	90,018	$	77,960	$	45,781	$	29,166	$	26,903	$	188,665	$		-	$		458,493			
Non-Performing		-		16		-		-		257		6,954			-			7,227			
Total residential mortgage loans	$	90,018	$	77,976	$	45,781	$	29,166	$	27,160	$	195,619	$		-	$		465,720			
Charge-offs on residential mortgage loans	$	-	$	-	$	-	$	-	$	-	$	6	$		-	$		6			

(1) Excludes accrued interest receivable.

As of December 31, 2023
Term Loans
Amortized Cost Basis by Origination Year [1]

(In thousands)	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Total
Total:								
FHA/VA government-guaranteed loans								
Accrual Status:								
Performing	$ 378	$ 681	$ 942	$ 525	$ 1,468	$ 96,242	$ -	$ 100,236
Non-Performing	-	-	-	-	-	-	-	-
Total FHA/VA government-guaranteed loans	$ 378	$ 681	$ 942	$ 525	$ 1,468	$ 96,242	$ -	$ 100,236
Conventional residential mortgage loans								
Accrual Status:								
Performing	$ 263,104	$ 242,855	$ 115,034	$ 58,724	$ 71,192	$ 1,938,342	$ -	$ 2,689,251
Non-Performing	-	85	35	-	430	31,689	-	32,239
Total conventional residential mortgage loans	$ 263,104	$ 242,940	$ 115,069	$ 58,724	$ 71,622	$ 1,970,031	$ -	$ 2,721,490
Total								
Accrual Status:								
Performing	$ 263,482	$ 243,536	$ 115,976	$ 59,249	$ 72,660	$ 2,034,584	$ -	$ 2,789,487
Non-Performing	-	85	35	-	430	31,689	-	32,239
Total residential mortgage loans	$ 263,482	$ 243,621	$ 116,011	$ 59,249	$ 73,090	$ 2,066,273	$ -	$ 2,821,726
Charge-offs on residential mortgage loans	$ -	$ 2	$ -	$ 3	$ 12	$ 3,228	$ -	$ 3,245

(1) Excludes accrued interest receivable.

As of December 31, 2022
Term Loans
Amortized Cost Basis by Origination Year [1]

(In thousands)	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
Puerto Rico and Virgin Islands Regions:								
FHA/VA government-guaranteed loans								
Accrual Status:								
Performing	$ 700	$ 693	$ 802	$ 1,407	$ 3,784	$ 110,030	$ -	$ 117,416
Non-Performing	-	-	-	-	-	-	-	-
Total FHA/VA government-guaranteed loans	$ 700	$ 693	$ 802	$ 1,407	$ 3,784	$ 110,030	$ -	$ 117,416
Conventional residential mortgage loans								
Accrual Status:								
Performing	$ 172,628	$ 75,397	$ 31,885	$ 47,911	$ 72,285	$ 1,864,907	$ -	$ 2,265,013
Non-Performing	-	35	-	219	279	34,938	-	35,471
Total conventional residential mortgage loans	$ 172,628	$ 75,432	$ 31,885	$ 48,130	$ 72,564	$ 1,899,845	$ -	$ 2,300,484
Total								
Accrual Status:								
Performing	$ 173,328	$ 76,090	$ 32,687	$ 49,318	$ 76,069	$ 1,974,937	$ -	$ 2,382,429
Non-Performing	-	35	-	219	279	34,938	-	35,471
Total residential mortgage loans	$ 173,328	$ 76,125	$ 32,687	$ 49,537	$ 76,348	$ 2,009,875	$ -	$ 2,417,900

(1) Excludes accrued interest receivable.

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	As of December 31, 2022 Term Loans Amortized Cost Basis by Origination Year [1]							
(In thousands)	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
Florida Region:								
FHA/VA government-guaranteed loans								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ 742	$ -	$ 742
Non-Performing	-	-	-	-	-	-	-	-
Total FHA/VA government-guaranteed loans	$ -	$ -	$ -	$ -	$ -	$ 742	$ -	$ 742
Conventional residential mortgage loans								
Accrual Status:								
Performing	$ 82,968	$ 49,479	$ 31,405	$ 31,144	$ 37,268	$ 189,083	$ -	$ 421,347
Non-Performing	-	-	-	272	477	6,552	-	7,301
Total conventional residential mortgage loans	$ 82,968	$ 49,479	$ 31,405	$ 31,416	$ 37,745	$ 195,635	$ -	$ 428,648
Total								
Accrual Status:								
Performing	$ 82,968	$ 49,479	$ 31,405	$ 31,144	$ 37,268	$ 189,825	$ -	$ 422,089
Non-Performing	-	-	-	272	477	6,552	-	7,301
Total residential mortgage loans	$ 82,968	$ 49,479	$ 31,405	$ 31,416	$ 37,745	$ 196,377	$ -	$ 429,390

(1) Excludes accrued interest receivable.

	As of December 31, 2022 Term Loans Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior		
(In thousands)								
Total:								
FHA/VA government-guaranteed loans								
Accrual Status:								
Performing	$ 700	$ 693	$ 802	$ 1,407	$ 3,784	$ 110,772	$ -	$ 118,158
Non-Performing	-	-	-	-	-	-	-	-
Total FHA/VA government-guaranteed loans	$ 700	$ 693	$ 802	$ 1,407	$ 3,784	$ 110,772	$ -	$ 118,158
Conventional residential mortgage loans								
Accrual Status:								
Performing	$ 255,596	$ 124,876	$ 63,290	$ 79,055	$ 109,553	$ 2,053,990	$ -	$ 2,686,360
Non-Performing	-	35	-	491	756	41,490	-	42,772
Total conventional residential mortgage loans	$ 255,596	$ 124,911	$ 63,290	$ 79,546	$ 110,309	$ 2,095,480	$ -	$ 2,729,132
Total								
Accrual Status:								
Performing	$ 256,296	$ 125,569	$ 64,092	$ 80,462	$ 113,337	$ 2,164,762	$ -	$ 2,804,518
Non-Performing	-	35	-	491	756	41,490	-	42,772
Total residential mortgage loans	$ 256,296	$ 125,604	$ 64,092	$ 80,953	$ 114,093	$ 2,206,252	$ -	$ 2,847,290

(1) Excludes accrued interest receivable.

The following tables present the amortized cost of consumer loans by portfolio classes and by origination year based on accrual status as of December 31, 2023 and 2022, and the gross charge-offs for the year ended December 31, 2023 by portfolio classes and by origination year:

| | As of December 31, 2023 Term Loans | | | | | | | |
| | Amortized Cost Basis by Origination Year [1] | | | | | | Revolving Loans Amortized Cost Basis | Total |
(In thousands)	2023	2022	2021	2020	2019	Prior		
Puerto Rico and Virgin Islands Regions:								
Auto loans								
Accrual Status:								
Performing	$ 630,507	$ 532,854	$ 384,103	$ 178,566	$ 131,913	$ 61,640	$ -	$ 1,919,583
Non-Performing	2,474	4,031	3,103	1,426	2,610	1,912	-	15,556
Total auto loans	$ 632,981	$ 536,885	$ 387,206	$ 179,992	$ 134,523	$ 63,552	$ -	$ 1,935,139
Charge-offs on auto loans	$ 1,969	$ 8,029	$ 4,688	$ 1,854	$ 2,413	$ 1,665	$ -	$ 20,618
Finance leases								
Accrual Status:								
Performing	$ 311,620	$ 246,085	$ 152,028	$ 64,930	$ 54,207	$ 24,658	$ -	$ 853,528
Non-Performing	309	1,188	663	351	191	585	-	3,287
Total finance leases	$ 311,929	$ 247,273	$ 152,691	$ 65,281	$ 54,398	$ 25,243	$ -	$ 856,815
Charge-offs on finance leases	$ 473	$ 1,889	$ 1,162	$ 557	$ 593	$ 725	$ -	$ 5,399
Personal loans								
Accrual Status:								
Performing	$ 169,905	$ 118,433	$ 32,104	$ 16,282	$ 28,224	$ 14,213	$ -	$ 379,161
Non-Performing	190	1,078	207	106	145	115	-	1,841
Total personal loans	$ 170,095	$ 119,511	$ 32,311	$ 16,388	$ 28,369	$ 14,328	$ -	$ 381,002
Charge-offs on personal loans	$ 1,118	$ 9,028	$ 2,881	$ 1,191	$ 2,317	$ 1,284	$ -	$ 17,819
Credit cards								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ 329,212	$ 329,212
Non-Performing	-	-	-	-	-	-	-	-
Total credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 329,212	$ 329,212
Charge-offs on credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 18,276	$ 18,276
Other consumer loans								
Accrual Status:								
Performing	$ 82,245	$ 32,594	$ 9,897	$ 5,612	$ 4,915	$ 3,731	$ 8,919	$ 147,913
Non-Performing	634	537	113	61	72	135	137	1,689
Total other consumer loans	$ 82,879	$ 33,131	$ 10,010	$ 5,673	$ 4,987	$ 3,866	$ 9,056	$ 149,602
Charge-offs on other consumer loans	$ 2,151	$ 7,397	$ 2,308	$ 577	$ 1,043	$ 361	$ 453	$ 14,290
Total								
Accrual Status:								
Performing	$ 1,194,277	$ 929,966	$ 578,132	$ 265,390	$ 219,259	$ 104,242	$ 338,131	$ 3,629,397
Non-Performing	3,607	6,834	4,086	1,944	3,018	2,747	137	22,373
Total consumer loans	$ 1,197,884	$ 936,800	$ 582,218	$ 267,334	$ 222,277	$ 106,989	$ 338,268	$ 3,651,770
Charge-offs on total consumer loans	$ 5,711	$ 26,343	$ 11,039	$ 4,179	$ 6,366	$ 4,035	$ 18,729	$ 76,402

(1) Excludes accrued interest receivable.

	As of December 31, 2023 Term Loans Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior		
(In thousands)								
Florida Region:								
Auto loans								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ 135	$ 970	$ -	$ 1,105
Non-Performing	-	-	-	-	-	12	-	12
Total auto loans	$ -	$ -	$ -	$ -	$ 135	$ 982	$ -	$ 1,117
Charge-offs on auto loans	$ -	$ -	$ -	$ -	$ 24	$ 300	$ -	$ 324
Finance leases								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-Performing	-	-	-	-	-	-	-	-
Total finance leases	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Charge-offs on finance leases	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Personal loans								
Accrual Status:								
Performing	$ 202	$ -	$ 71	$ -	$ -	$ -	$ -	$ 273
Non-Performing	-	-	-	-	-	-	-	-
Total personal loans	$ 202	$ -	$ 71	$ -	$ -	$ -	$ -	$ 273
Charge-offs on personal loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Credit cards								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-Performing	-	-	-	-	-	-	-	-
Total credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Charge-offs on credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other consumer loans								
Accrual Status:								
Performing	$ 54	$ 47	$ 223	$ 328	$ -	$ 2,246	$ 1,548	$ 4,446
Non-Performing	-	-	-	-	-	19	40	59
Total other consumer loans	$ 54	$ 47	$ 223	$ 328	$ -	$ 2,265	$ 1,588	$ 4,505
Charge-offs on other consumer loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total								
Accrual Status:								
Performing	$ 256	$ 47	$ 294	$ 328	$ 135	$ 3,216	$ 1,548	$ 5,824
Non-Performing	-	-	-	-	-	31	40	71
Total consumer loans	$ 256	$ 47	$ 294	$ 328	$ 135	$ 3,247	$ 1,588	$ 5,895
Charge-offs on total consumer loans	$ -	$ -	$ -	$ -	$ 24	$ 300	$ -	$ 324

(1) Excludes accrued interest receivable.

	As of December 31, 2023 Term Loans							
	Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior		
(In thousands)								
Total:								
Auto loans								
Accrual Status:								
Performing	$ 630,507	$ 532,854	$ 384,103	$ 178,566	$ 132,048	$ 62,610	$ -	$ 1,920,688
Non-Performing	2,474	4,031	3,103	1,426	2,610	1,924	-	15,568
Total auto loans	$ 632,981	$ 536,885	$ 387,206	$ 179,992	$ 134,658	$ 64,534	$ -	$ 1,936,256
Charge-offs on auto loans	$ 1,969	$ 8,029	$ 4,688	$ 1,854	$ 2,437	$ 1,965	$ -	$ 20,942
Finance leases								
Accrual Status:								
Performing	$ 311,620	$ 246,085	$ 152,028	$ 64,930	$ 54,207	$ 24,658	$ -	$ 853,528
Non-Performing	309	1,188	663	351	191	585	-	3,287
Total finance leases	$ 311,929	$ 247,273	$ 152,691	$ 65,281	$ 54,398	$ 25,243	$ -	$ 856,815
Charge-offs on finance leases	$ 473	$ 1,889	$ 1,162	$ 557	$ 593	$ 725	$ -	$ 5,399
Personal loans								
Accrual Status:								
Performing	$ 170,107	$ 118,433	$ 32,175	$ 16,282	$ 28,224	$ 14,213	$ -	$ 379,434
Non-Performing	190	1,078	207	106	145	115	-	1,841
Total personal loans	$ 170,297	$ 119,511	$ 32,382	$ 16,388	$ 28,369	$ 14,328	$ -	$ 381,275
Charge-offs on personal loans	$ 1,118	$ 9,028	$ 2,881	$ 1,191	$ 2,317	$ 1,284	$ -	$ 17,819
Credit cards								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ 329,212	$ 329,212
Non-Performing	-	-	-	-	-	-	-	-
Total credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 329,212	$ 329,212
Charge-offs on credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 18,276	$ 18,276
Other consumer loans								
Accrual Status:								
Performing	$ 82,299	$ 32,641	$ 10,120	$ 5,940	$ 4,915	$ 5,977	$ 10,467	$ 152,359
Non-Performing	634	537	113	61	72	154	177	1,748
Total other consumer loans	$ 82,933	$ 33,178	$ 10,233	$ 6,001	$ 4,987	$ 6,131	$ 10,644	$ 154,107
Charge-offs on other consumer loans	$ 2,151	$ 7,397	$ 2,308	$ 577	$ 1,043	$ 361	$ 453	$ 14,290
Total								
Accrual Status:								
Performing	$ 1,194,533	$ 930,013	$ 578,426	$ 265,718	$ 219,394	$ 107,458	$ 339,679	$ 3,635,221
Non-Performing	3,607	6,834	4,086	1,944	3,018	2,778	177	22,444
Total consumer loans	$ 1,198,140	$ 936,847	$ 582,512	$ 267,662	$ 222,412	$ 110,236	$ 339,856	$ 3,657,665
Charge-offs on total consumer loans	$ 5,711	$ 26,343	$ 11,039	$ 4,179	$ 6,390	$ 4,335	$ 18,729	$ 76,726

[1] Excludes accrued interest receivable.

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	As of December 31, 2022 Term Loans						Revolving Loans Amortized Cost Basis	Total
	Amortized Cost Basis by Origination Year [1]							
(In thousands)	2022	2021	2020	2019	2018	Prior		
Puerto Rico and Virgin Islands Regions:								
Auto loans								
Accrual Status:								
Performing	$ 674,145	$ 510,950	$ 254,196	$ 206,345	$ 99,008	$ 39,138	$ -	$ 1,783,782
Non-Performing	1,666	2,140	1,596	2,508	1,385	1,301	-	10,596
Total auto loans	$ 675,811	$ 513,090	$ 255,792	$ 208,853	$ 100,393	$ 40,439	$ -	$ 1,794,378
Finance leases								
Accrual Status:								
Performing	$ 292,995	$ 192,435	$ 88,196	$ 81,186	$ 48,332	$ 13,441	$ -	$ 716,585
Non-Performing	176	253	305	219	384	308	-	1,645
Total finance leases	$ 293,171	$ 192,688	$ 88,501	$ 81,405	$ 48,716	$ 13,749	$ -	$ 718,230
Personal loans								
Accrual Status:								
Performing	$ 175,875	$ 55,993	$ 29,320	$ 53,911	$ 22,838	$ 13,727	$ -	$ 351,664
Non-Performing	348	249	135	289	112	115	-	1,248
Total personal loans	$ 176,223	$ 56,242	$ 29,455	$ 54,200	$ 22,950	$ 13,842	$ -	$ 352,912
Credit cards								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ 311,731	$ 311,731
Non-Performing	-	-	-	-	-	-	-	-
Total credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 311,731	$ 311,731
Other consumer loans								
Accrual Status:								
Performing	$ 79,630	$ 21,488	$ 9,345	$ 11,941	$ 4,030	$ 3,761	$ 8,921	$ 139,116
Non-Performing	409	201	61	119	20	241	71	1,122
Total other consumer loans	$ 80,039	$ 21,689	$ 9,406	$ 12,060	$ 4,050	$ 4,002	$ 8,992	$ 140,238
Total								
Accrual Status:								
Performing	$ 1,222,645	$ 780,866	$ 381,057	$ 353,383	$ 174,208	$ 70,067	$ 320,652	$ 3,302,878
Non-Performing	2,599	2,843	2,097	3,135	1,901	1,965	71	14,611
Total consumer loans	$ 1,225,244	$ 783,709	$ 383,154	$ 356,518	$ 176,109	$ 72,032	$ 320,723	$ 3,317,489

(1) Excludes accrued interest receivable.

As of December 31, 2022
Term Loans

Amortized Cost Basis by Origination Year [1]

(In thousands)	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
Florida Region:								
Auto loans								
Accrual Status:								
Performing	$ -	$ -	$ -	$ 305	$ 2,333	$ 979	$ -	$ 3,617
Non-Performing	-	-	-	-	36	40	-	76
Total auto loans	$ -	$ -	$ -	$ 305	$ 2,369	$ 1,019	$ -	$ 3,693
Finance leases								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-Performing	-	-	-	-	-	-	-	-
Total finance leases	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Personal loans								
Accrual Status:								
Performing	$ 254	$ 71	$ 9	$ -	$ -	$ -	$ -	$ 334
Non-Performing	-	-	-	-	-	-	-	-
Total personal loans	$ 254	$ 71	$ 9	$ -	$ -	$ -	$ -	$ 334
Credit cards								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-Performing	-	-	-	-	-	-	-	-
Total credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other consumer loans								
Accrual Status:								
Performing	$ 49	$ 231	$ 464	$ -	$ 39	$ 2,588	$ 2,462	$ 5,833
Non-Performing	-	-	-	-	-	21	98	119
Total other consumer loans	$ 49	$ 231	$ 464	$ -	$ 39	$ 2,609	$ 2,560	$ 5,952
Total								
Accrual Status:								
Performing	$ 303	$ 302	$ 473	$ 305	$ 2,372	$ 3,567	$ 2,462	$ 9,784
Non-Performing	-	-	-	-	36	61	98	195
Total consumer loans	$ 303	$ 302	$ 473	$ 305	$ 2,408	$ 3,628	$ 2,560	$ 9,979

(1) Excludes accrued interest receivable.

	As of December 31, 2022 Term Loans Amortized Cost Basis by Origination Year (1)						Revolving Loans Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior		
(In thousands)								
Total:								
Auto loans								
Accrual Status:								
Performing	$ 674,145	$ 510,950	$ 254,196	$ 206,650	$ 101,341	$ 40,117	$ -	$ 1,787,399
Non-Performing	1,666	2,140	1,596	2,508	1,421	1,341	-	10,672
Total auto loans	$ 675,811	$ 513,090	$ 255,792	$ 209,158	$ 102,762	$ 41,458	$ -	$ 1,798,071
Finance leases								
Accrual Status:								
Performing	$ 292,995	$ 192,435	$ 88,196	$ 81,186	$ 48,332	$ 13,441	$ -	$ 716,585
Non-Performing	176	253	305	219	384	308	-	1,645
Total finance leases	$ 293,171	$ 192,688	$ 88,501	$ 81,405	$ 48,716	$ 13,749	$ -	$ 718,230
Personal loans								
Accrual Status:								
Performing	$ 176,129	$ 56,064	$ 29,329	$ 53,911	$ 22,838	$ 13,727	$ -	$ 351,998
Non-Performing	348	249	135	289	112	115	-	1,248
Total personal loans	$ 176,477	$ 56,313	$ 29,464	$ 54,200	$ 22,950	$ 13,842	$ -	$ 353,246
Credit cards								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ 311,731	$ 311,731
Non-Performing	-	-	-	-	-	-	-	-
Total credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 311,731	$ 311,731
Other consumer loans								
Accrual Status:								
Performing	$ 79,679	$ 21,719	$ 9,809	$ 11,941	$ 4,069	$ 6,349	$ 11,383	$ 144,949
Non-Performing	409	201	61	119	20	262	169	1,241
Total other consumer loans	$ 80,088	$ 21,920	$ 9,870	$ 12,060	$ 4,089	$ 6,611	$ 11,552	$ 146,190
Total								
Accrual Status:								
Performing	$ 1,222,948	$ 781,168	$ 381,530	$ 353,688	$ 176,580	$ 73,634	$ 323,114	$ 3,312,662
Non-Performing	2,599	2,843	2,097	3,135	1,937	2,026	169	14,806
Total consumer loans	$ 1,225,547	$ 784,011	$ 383,627	$ 356,823	$ 178,517	$ 75,660	$ 323,283	$ 3,327,468

(1) Excludes accrued interest receivable.

As of December 31, 2023 and 2022, the balance of revolving loans converted to term loans was not material.

Accrued interest receivable on loans totaled $62.3 million as of December 31, 2023 (2022 - $53.1 million), was reported as part of accrued interest receivable on loans and investment securities in the consolidated statements of financial condition, and is excluded from the estimate of credit losses.

The following tables present information about collateral dependent loans that were individually evaluated for purposes of determining the ACL as of December 31, 2023 and 2022 :

As of December 31, 2023

	Collateral Dependent Loans - With Allowance		Collateral Dependent Loans - With No Related Allowance	Collateral Dependent Loans - Total	
	Amortized Cost	Related Allowance	Amortized Cost	Amortized Cost	Related Allowance
(In thousands)					
Residential mortgage loans:					
Conventional residential mortgage loans	$ 25,355	$ 1,732	$ -	$ 25,355	$ 1,732
Commercial loans:					
Construction loans	-	-	956	956	-
Commercial mortgage loans	4,454	135	40,683	45,137	135
C&I loans	9,390	1,563	6,780	16,170	1,563
Consumer loans:					
Personal loans	28	1	-	28	1
Other consumer loans	123	12	-	123	12
	$ 39,350	$ 3,443	$ 48,419	$ 87,769	$ 3,443

As of December 31, 2022

	Collateral Dependent Loans - With Allowance		Collateral Dependent Loans - With No Related Allowance	Collateral Dependent Loans - Total	
	Amortized Cost	Related Allowance	Amortized Cost	Amortized Cost	Related Allowance
(In thousands)					
Residential mortgage loans:					
Conventional residential mortgage loans	$ 36,206	$ 2,571	$ -	$ 36,206	$ 2,571
Commercial loans:					
Construction loans	-	-	956	956	-
Commercial mortgage loans	2,466	897	62,453	64,919	897
C&I loans	1,513	322	17,590	19,103	322
Consumer loans:					
Personal loans	56	1	64	120	1
Other consumer loans	207	29	-	207	29
	$ 40,448	$ 3,820	$ 81,063	$ 121,511	$ 3,820

The underlying collateral for residential mortgage and consumer collateral dependent loans consisted of single-family residential properties, and for commercial and construction loans consisted primarily of office buildings, multifamily residential properties, and retail establishments. The weighted-average loan-to-value coverage for collateral dependent loans as of December 31, 2023 was 65%, compared to 70% as of December 31, 2022, mainly related to a nonaccrual commercial mortgage loan, with a loan-to-value over 100%, transferred to OREO during 2023.

Purchases and Sales of Loans

In the ordinary course of business, the Corporation enters into securitization transactions and whole loan sales with GNMA and GSEs, such as FNMA and FHLMC. During the years ended December 31, 2023, 2022, and 2021, loans pooled into GNMA MBS amounted to approximately $125.4 million, $144.5 million, and $190.8 million, respectively, for which the Corporation recognized a net gain on sale of $2.6 million, $4.2 million, and $8.8 million, respectively. Also, during the years ended December 31, 2023, 2022, and 2021, the Corporation sold approximately $29.8 million, $93.8 million, and $328.2 million, respectively, of performing residential mortgage loans to FNMA and FHLMC, for which the Corporation recognized a net gain on sale of $0.7 million, $4.2 million, and $11.4 million, respectively. The Corporation's continuing involvement with the loans that it sells consists primarily of servicing the loans. In addition, the Corporation agrees to repurchase loans if it breaches any of the representations and warranties included in the sale agreement. These representations and warranties are consistent with the GSEs' selling and servicing guidelines (*i.e.*, ensuring that the mortgage was properly underwritten according to established guidelines).

For loans pooled into GNMA MBS, the Corporation, as servicer, holds an option to repurchase individual delinquent loans issued on or after January 1, 2003 when certain delinquency criteria are met. This option gives the Corporation the unilateral ability, but not the obligation, to repurchase the delinquent loans at par without prior authorization from GNMA. Since the Corporation is considered to have regained effective control over the loans, it is required to recognize the loans and a corresponding repurchase liability regardless of its intent to repurchase the loans. As of December 31, 2023 and 2022, rebooked GNMA delinquent loans that were included in the residential mortgage loan portfolio amounted to $7.9 million and $10.4 million, respectively.

During the years ended December 31, 2023, 2022, and 2021, the Corporation repurchased, pursuant to the aforementioned repurchase option, $2.9 million, $8.2 million, and $1.1 million, respectively, of loans previously pooled into GNMA MBS. The principal balance of these loans is fully guaranteed, and the risk of loss related to the repurchased loans is generally limited to the difference between the delinquent interest payment advanced to GNMA, which is computed at the loan's interest rate, and the interest payments reimbursed by FHA, which are computed at a pre-determined debenture rate. Repurchases of GNMA loans allow the Corporation, among other things, to maintain acceptable delinquency rates on outstanding GNMA pools and remain as a seller and servicer in good standing with GNMA. Historically, losses on these repurchases of GNMA delinquent loans have been immaterial and no provision has been made at the time of sale.

Loan sales to FNMA and FHLMC are without recourse in relation to the future performance of the loans. The Corporation's risk of loss with respect to these loans is also minimal as these repurchased loans are generally performing loans with documentation deficiencies.

During the years ended December 31, 2023, 2022, and 2021, the Corporation purchased C&I loan participations in the Florida region totaling $61.3 million, $135.4 million, and $174.7 million, respectively.

There were no significant sales of commercial loans during the year ended December 31, 2023. Meanwhile, during the year ended December 31, 2022, the Corporation sold a $35.2 million C&I loan participation in the Puerto Rico region and a $23.9 million criticized C&I loan participation in the Florida region. During the year ended December 31, 2021, the Corporation sold a $3.1 million construction loan in the Puerto Rico region and four criticized commercial loan participations in the Florida region totaling $43.1 million.

Further, during the third quarter of 2021, the Corporation sold $52.5 million of non-performing residential mortgage loans and related servicing advances of $2.0 million. The Corporation received $31.5 million, or 58% of book value before reserves, for the $54.5 million of non-performing loans and related servicing advances. Approximately $20.9 million of reserves had been allocated to the loans sold. The transaction resulted in total net charge-offs of $23.1 million and an additional loss of approximately $2.1 million recorded as charge to the provision for credit losses in the third quarter of 2021.

Loan Portfolio Concentration

The Corporation's primary lending area is Puerto Rico. The Corporation's banking subsidiary, FirstBank, also lends in the USVI and the BVI markets and in the United States (principally in the state of Florida). Of the total gross loans held for investment portfolio of $12.2 billion as of December 31, 2023, credit risk concentration was approximately 80% in Puerto Rico, 17% in the U.S., and 3% in the USVI and the BVI.

As of December 31, 2023, the Corporation had $187.7 million outstanding in loans extended to the Puerto Rico government, its municipalities and public corporations, compared to $169.8 million as of December 31, 2022. As of December 31, 2023, approximately $115.8 million consisted of loans extended to municipalities in Puerto Rico that are general obligations supported by assigned property tax revenues, and $25.6 million of loans which are supported by one or more specific sources of municipal revenues. The vast majority of revenues of the municipalities included in the Corporation's loan portfolio are independent of budgetary subsidies provided by the Puerto Rico central government. These municipalities are required by law to levy special property taxes in such amounts as are required to satisfy the payment of all of their respective general obligation bonds and notes. In addition to loans extended to municipalities, the Corporation's exposure to the Puerto Rico government as of December 31, 2023 included $8.9 million in loans granted to an affiliate of the Puerto Rico Electric Power Authority ("PREPA") and $37.4 million in loans to agencies or public corporations of the Puerto Rico government.

In addition, as of December 31, 2023, the Corporation had $77.7 million in exposure to residential mortgage loans that are guaranteed by the PRHFA, a government instrumentality that has been designated as a covered entity under PROMESA, compared to $84.7 million as of December 31, 2022. Residential mortgage loans guaranteed by the PRHFA are secured by the underlying properties and the guarantees serve to cover shortfalls in collateral in the event of a borrower default.

The Corporation also has credit exposure to USVI government entities. As of December 31, 2023, the Corporation had $90.5 million in loans to USVI government public corporations, compared to $38.0 million as of December 31, 2022. As of December 31, 2023, all loans were currently performing and up to date on principal and interest payments.

Loss Mitigation Program for Borrowers Experiencing Financial Difficulty

Effective January 1, 2023, the Corporation adopted ASU 2022-02. For additional information on the adoption, see Note 1 – "Nature of Business and Summary of Significant Accounting Policies."

The Corporation provides assistance to its customers through a loss mitigation program. Depending upon the nature of a borrower's financial condition, restructurings or loan modifications through this program are provided, as well as other restructurings of individual C&I, commercial mortgage, construction, and residential mortgage loans. The Corporation may also modify contractual terms to comply with regulations regarding the treatment of certain bankruptcy filings and discharge situations.

The loan modifications granted to borrowers experiencing financial difficulty that are associated with payment delays typically include the following:

- Forbearance plans – Payments of either interest and/or principal are deferred for a pre-established period of time, generally not exceeding six months in any given year. The deferred interest and/or principal is repaid as either a lump sum payment at maturity date or by extending the loan's maturity date by the number of forbearance months granted.

- Payment plans – Borrowers are allowed to pay the regular monthly payment plus the pre-established delinquent amounts during a period generally not exceeding six months. At the end of the payment plan, the borrower is required to resume making its regularly scheduled loan payments.

- Trial modifications – These types of loan modifications are granted for residential mortgage loans. Borrowers continue making reduced monthly payments during the trial period, which is generally of up to six months. The reduced payments that are made by the borrower during the trial period will result in a payment delay with respect to the original contractual terms of the loan since the loan has not yet been contractually modified. After successful completion of the trial period, the mortgage loan is contractually modified.

Modifications in the form of a reduction in interest rate, term extension, an other-than-insignificant payment delay, or any combination of these types of loan modifications that have occurred in the current reporting period for a borrower experiencing financial difficulty are disclosed in the tables below. Many factors are considered when evaluating whether there is an other-than-insignificant payment delay, such as the significance of the restructured payment amount relative to the unpaid principal balance or collateral value of the loan or the relative significance of the delay to the original loan terms.

The below disclosures relate to loan modifications granted to borrowers experiencing financial difficulty in which there was a change in the timing and/or amount of contractual cash flows in the form of any of the aforementioned types of modifications, including restructurings that resulted in a more-than-insignificant payment delay. These disclosures exclude $3.9 million in restructured residential mortgage loans that are government-guaranteed (e.g., FHA/VA loans) and were modified during the year ended December 31, 2023.

The following table presents the amortized cost basis as of December 31, 2023 of loans modified to borrowers experiencing financial difficulty during the year ended December 31, 2023, by portfolio classes and type of modification granted, and the percentage of these modified loans relative to the total period-end amortized cost basis of receivables in the portfolio class:

	Year Ended December 31, 2023								
	Payment Delay Only								
(In thousands)	Forbearance	Payment Plan	Trial Modification	Interest Rate Reduction	Term Extension	Combination of Interest Rate Reduction and Term Extension	Other	Total	Percentage of Total by Portfolio Classes
Conventional residential mortgage loans	$ -	$ -	$ 501	$ -	$ 999	$ 238	$ -	$ 1,738	0.06%
Construction loans	-	-	-	-	-	-	-	-	-
Commercial mortgage loans	-	-	-	-	2,222	30,170	-	32,392	1.40%
C&I loans	-	-	-	186	185	-	-	371	0.01%
Consumer loans:									
Auto loans	-	-	-	-	474	215	2,084 (1)	2,773	0.14%
Personal loans	-	-	-	-	138	202	-	340	0.09%
Credit cards	-	-	-	1,424 (2)	-	-	-	1,424	0.43%
Other consumer loans	-	-	-	-	424	78	29 (1)	531	0.34%
Total modifications	$ -	$ -	$ 501	$ 1,610	$ 4,442	$ 30,903	$ 2,113	$ 39,569	

(1) Modification consists of reduction to 0% interest rate for remaining loan term to borrowers in bankruptcy proceedings or consumer credit counseling programs unless dismissal occurs.

(2) Modification consists of reduction in interest rate and revocation of revolving line privileges.

The following table presents by portfolio classes the financial effects of the modifications granted to borrowers experiencing financial difficulty, other than those associated to payment delay, during the year ended December 31, 2023. The financial effects of the modifications associated to payment delay were discussed above and, as such, were excluded from the table below:

	Year Ended December 31, 2023			
			Combination of Interest Rate Reduction and Term Extension	
(In thousands)	Weighted-Average Interest Rate Reduction (%)	Weighted-Average Term Extension (in months)	Weighted-Average Interest Rate Reduction (%)	Weighted-Average Term Extension (in months)
Conventional residential mortgage loans	- %	93	2.95 %	105
Construction loans	- %	-	- %	-
Commercial mortgage loans	- %	13	0.25 %	64
C&I loans	0.45 %	72	- %	-
Consumer loans:				
Auto loans	- %	23	2.95 %	24
Personal loans	- %	36	4.57 %	29
Credit cards	16.09 %	-	- %	-
Other consumer loans	- %	26	1.60 %	22

The following table presents by portfolio classes the performance of loans modified during the year ended December 31, 2023 that were granted to borrowers experiencing financial difficulty:

| | | | | | Year Ended December 31, 2023 | | | | | | | |
	30-59		60-89		90+		Total Delinquency		Current		Total	
(In thousands)												
Conventional residential mortgage loans	$	14	$	-	$	-	$	14	$	1,724	$	1,738
Construction loans		-		-		-		-		-		-
Commercial mortgage loans		-		-		-		-		32,392		32,392
C&I loans		-		-		-		-		371		371
Consumer loans:												
Auto loans		27		18		18		63		2,710		2,773
Personal loans		52		-		15		67		273		340
Credit cards		43		16		2		61		1,363		1,424
Other consumer loans		46		11		20		77		454		531
Total modifications	$	182	$	45	$	55	$	282	$	39,287	$	39,569

The following table presents the amortized cost basis of classes of financing receivables that had a payment default (failure by the borrower to make payments of either principal, interest, or both for a period of 90 days or more) and were modified to borrowers experiencing financial difficulty during the year ended December 31, 2023:

| | | | | | Year ended December 31, 2023 | | | | | | | |
	Interest Rate Reduction		Term Extension		Combination of Interest Rate Reduction and Term Extension		Forgiveness of Principal and/or Interest		Other		Total	
(In thousands)												
Conventional residential mortgage loans	$	-	$	-	$	-	$	-	$	-	$	-
Construction loans		-		-		-		-		-		-
Commercial mortgage loans		-		-		-		-		-		-
C&I loans		-		-		-		-		-		-
Consumer loans:												
Auto loans		-		-		-		-		18		18
Personal loans		-		-		15		-		-		15
Credit cards		2		-		-		-		-		2
Other consumer loans		-		20		-		-		-		20
Total modifications	$	2	$	20	$	15	$	-	$	18	$	55

Troubled Debt Restructuring ("TDR") Disclosures Prior to Adoption of ASU 2022-02

The following provides additional disclosures previously required by ASC Subtopic 310-40, Receivables - Troubled Debt Restructurings by Creditors, related to the years ended December 31, 2022 and 2021. Prior to the adoption of ASU 2022-02, a restructuring of a loan constituted a TDR if the creditor, for economic or legal reasons related to the borrower's financial difficulties, granted a concession to the borrower that it would not otherwise consider. See Note 1 - "Nature of Business and Summary of Significant Accounting Policies" and Note 4 - "Loans Held For Investment" to the audited consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 28, 2023, for additional discussion of TDRs. The following tables present TDR loans completed during the years ended December 31, 2022 and 2021:

Total		Interest rate below market		Maturity or term extension		Combination of reduction in interest rate and extension of maturity		Forgiveness of principal and/or interest		Other [1]		Total
						Year Ended December 31, 2022						
(In thousands)												
TDRs:												
Conventional residential mortgage loans	$	433	$	1,551	$	242	$	-	$	4,874	$	7,100
Construction loans		-		-		-		-		-		-
Commercial mortgage loans		-		245		5,178		-		467		5,890
C&I loans		2,402		-		618		825		1,083		4,928
Consumer loans:												
Auto loans		2,877		232		345		-		-		3,454
Finance leases		-		573		-		-		18		591
Personal loans		99		171		105		-		19		394
Credit cards		816 [2]		-		-		-		-		816
Other consumer loans		112		272		16		43		-		443
Total TDRs	$	6,739	$	3,044	$	6,504	$	868	$	6,461	$	23,616

(1) Other concessions granted by the Corporation include payment plans under judicial stipulation or loss mitigation programs, or a combination of two or more of the concessions listed in the table. Amounts included in Other that represent a combination of concessions are excluded from the amounts reported in the column for such individual concessions.
(2) Concession consists of reduction in interest rate and revocation of revolving line privileges.

Total		Interest rate below market		Maturity or term extension		Combination of reduction in interest rate and extension of maturity		Forgiveness of principal and/or interest		Other [1]		Total
						Year Ended December 31, 2021						
(In thousands)												
TDRs:												
Conventional residential mortgage loans	$	365	$	859	$	2,647	$	-	$	3,723	$	7,594
Construction loans		-		-		-		-		-		-
Commercial mortgage loans		-		-		10,586		-		637		11,223
C&I loans		-		300		9,100		-		508		9,908
Consumer loans:												
Auto loans		1,888		433		277		-		-		2,598
Finance leases		-		645		26		-		26		697
Personal loans		13		60		387		-		44		504
Credit cards		1,426 [2]		-		-		-		-		1,426
Other consumer loans		110		79		-		77		-		266
Total TDRs	$	3,802	$	2,376	$	23,023	$	77	$	4,938	$	34,216

(1) Other concessions granted by the Corporation include payment plans under judicial stipulation or loss mitigation programs, or a combination of two or more of the concessions listed in the table. Amounts included in Other that represent a combination of concessions are excluded from the amounts reported in the column for such individual concessions.
(2) Concession consists of reduction in interest rate and revocation of revolving line privileges.

	Year Ended December 31, 2022			Year Ended December 31, 2021		
	Number of contracts	Pre-modification Amortized Cost	Post-modification Amortized Cost	Number of contracts	Pre-modification Amortized Cost	Post-modification Amortized Cost
(Dollars in thousands)						
TDRs:						
Conventional residential mortgage loans	68	$ 7,165	$ 7,100	66	$ 7,687	$ 7,594
Construction loans	-	-	-	-	-	-
Commercial mortgage loans	3	5,897	5,890	7	11,285	11,223
C&I loans	17	5,156	4,928	6	10,031	9,908
Consumer loans:						
Auto loans	168	3,404	3,454	134	2,601	2,598
Finance leases	33	592	591	42	692	697
Personal loans	26	366	394	46	497	504
Credit Cards	170	815	816	246	1,426	1,426
Other consumer loans	115	434	443	65	266	266
Total TDRs	600	$ 23,829	$ 23,616	612	$ 34,485	$ 34,216

Loan modifications considered TDR loans that defaulted (failure by the borrower to make payments of either principal, interest, or both for a period of 90 days or more) during the years ended December 31, 2022 and 2021, and had become TDR loans during the 12-months preceding the default date, were as follows:

	Year Ended December 31, 2022		Year Ended December 31, 2021	
	Number of contracts	Amortized Cost	Number of contracts	Amortized Cost
(Dollars in thousands)				
Conventional residential mortgage loans	2	$ 124	-	$ -
Construction loans	-	-	-	-
Commercial mortgage loans	-	-	-	-
C&I loans	-	-	-	-
Consumer loans:				
Auto loans	96	2,049	92	1,625
Finance leases	1	16	-	-
Personal loans	-	-	1	1
Credit cards	28	156	24	126
Other consumer loans	8	30	11	45
Total	135	$ 2,375	128	$ 1,797

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 5 – ALLOWANCE FOR CREDIT LOSSES FOR LOANS AND FINANCE LEASES

The following tables present the activity in the ACL on loans and finance leases by portfolio segment for the indicated periods:

	Residential Mortgage Loans		Construction Loans		Commercial Mortgage		C&I Loans		Consumer Loans		Total	
Year Ended December 31, 2023												
(In thousands)												
ACL:												
Beginning balance	$	62,760	$	2,308	$	35,064	$	32,906	$	127,426	$	260,464
Impact of adoption of ASU 2022-02		2,056		-		-		7		53		2,116
Provision for credit losses - (benefit) expense		(6,866)		1,408		(2,086)		6,372		67,816		66,644
Charge-offs		(3,245)		(62)		(1,133)		(6,936)		(76,726)		(88,102)
Recoveries		2,692		1,951		786		841		14,451		20,721
Ending balance	$	57,397	$	5,605	$	32,631	$	33,190	$	133,020	$	261,843

	Residential Mortgage Loans		Construction Loans		Commercial Mortgage		C&I Loans		Consumer Loans		Total	
Year Ended December 31, 2022												
(In thousands)												
ACL:												
Beginning balance	$	74,837	$	4,048	$	52,771	$	34,284	$	103,090	$	269,030
Provision for credit losses - (benefit) expense		(8,734)		(2,342)		(18,994)		(1,770)		57,519		25,679
Charge-offs		(6,890)		(123)		(85)		(2,067)		(48,165)		(57,330)
Recoveries		3,547		725		1,372		2,459		14,982		23,085
Ending balance	$	62,760	$	2,308	$	35,064	$	32,906	$	127,426	$	260,464

	Residential Mortgage Loans		Construction Loans		Commercial Mortgage		C&I Loans		Consumer Loans		Total	
Year Ended December 31, 2021												
(In thousands)												
ACL:												
Beginning balance	$	120,311	$	5,380	$	109,342	$	37,944	$	112,910	$	385,887
Provision for credit losses - (benefit) expense		(16,957)		(1,408)		(55,358)		(8,549)		20,552		(61,720)
Charge-offs		(33,294)		(87)		(1,494)		(1,887)		(43,948)		(80,710)
Recoveries		4,777		163		281		6,776		13,576		25,573
Ending balance	$	74,837	$	4,048	$	52,771	$	34,284	$	103,090	$	269,030

The Corporation estimates the ACL following the methodologies described in Note 1 – "Nature of Business and Summary of Significant Accounting Policies" for each portfolio segment.

The Corporation generally applies probability weights to the baseline and alternative downside economic scenarios to estimate the ACL with the baseline scenario carrying the highest weight. The scenarios that are chosen each quarter and the weighting given to each scenario for the different loan portfolio categories depend on a variety of factors including recent economic events, leading national and regional economic indicators, and industry trends. As of December 31, 2023, the Corporation applied the baseline scenario for the commercial mortgage and construction loan portfolios as deterioration in the commercial real estate price index ("CRE price index") in these portfolios was expected at a lower extent than projected in the alternative downside scenario, particularly in the Puerto Rico region.

As of December 31, 2023, the ACL for loans and finance leases was $261.8 million, an increase of $1.3 million, from $260.5 million as of December 31, 2022. The ACL for consumer loans increased by $5.6 million, primarily reflecting the effect of the increase in the size of the consumer loan portfolios and increases in delinquency and historical charge-off levels, partially offset by updated macroeconomic variables. The ACL for commercial and construction loans increased by $1.1 million, mainly due to the growth in the commercial and construction loan portfolios and a $1.7 million incremental reserve recorded during 2023 associated with the inflow to nonaccrual status of a $9.5 million C&I loan in the Puerto Rico region, partially offset by an improvement on the economic outlook of certain macroeconomic variables, such as the CRE price index. The ACL for residential mortgage loans decreased by $5.4 million, mainly driven by updated macroeconomic variables, such as the Regional Home Price Index and the unemployment rate, partially offset by newly originated loans that have a longer life and the $2.1 million cumulative increase in the ACL due to the adoption of ASU 2022-02 on January 1, 2023. See Note 1 –"Nature of Business and Summary of Significant Accounting Policies" for additional information related to the adoption of ASU 2022-02.

Net charge-offs totaled $67.4 million for the year ended December 31, 2023, compared to $34.2 million for the year ended December 31, 2022, mainly driven by a $29.1 million increase in consumer loans and finance leases net charge-offs, mainly reflected in the auto, personal, and credit card loan portfolios; and a $6.5 million increase in C&I loans mainly driven by a $6.0 million net charge-off recorded on a C&I participated loan in the Florida region in the power generation industry.

The tables below present the ACL related to loans and finance leases and the carrying values of loans by portfolio segment as of December 31, 2023 and 2022:

As of December 31, 2023

(Dollars in thousands)	Residential Mortgage Loans	Construction Loans	Commercial Mortgage Loans	C&I Loans	Consumer Loans	Total
Total loans held for investment:						
Amortized cost of loans	$ 2,821,726	$ 214,777	$ 2,317,083	$ 3,174,232	$ 3,657,665	$ 12,185,483
Allowance for credit losses	57,397	5,605	32,631	33,190	133,020	261,843
Allowance for credit losses to amortized cost	2.03 %	2.61 %	1.41 %	1.05 %	3.64 %	2.15 %

As of December 31, 2022

(Dollars in thousands)	Residential Mortgage Loans	Construction Loans	Commercial Mortgage Loans	C&I Loans	Consumer Loans	Total
Total loans held for investment:						
Amortized cost of loans	$ 2,847,290	$ 132,953	$ 2,358,851	$ 2,886,263	$ 3,327,468	$ 11,552,825
Allowance for credit losses	62,760	2,308	35,064	32,906	127,426	260,464
Allowance for credit losses to amortized cost	2.20 %	1.74 %	1.49 %	1.14 %	3.83 %	2.25 %

In addition, the Corporation estimates expected credit losses over the contractual period in which the Corporation is exposed to credit risk via a contractual obligation to extend credit, such as unfunded loan commitments and standby letters of credit for commercial and construction loans, unless the obligation is unconditionally cancellable by the Corporation. See Note 29 – "Regulatory Matters, Commitments and Contingencies" for information on off-balance sheet exposures as of December 31, 2023 and 2022. The Corporation estimates the ACL for these off-balance sheet exposures following the methodology described in Note 1 – "Nature of Business and Summary of Significant Accounting Policies." As of December 31, 2023, the ACL for off-balance sheet credit exposures increased to $4.6 million, from $4.3 million as of December 31, 2022.

The following table presents the activity in the ACL for unfunded loan commitments and standby letters of credit for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,		
(In thousands)	2023	2022	2021
Beginning Balance	$ 4,273	$ 1,537	$ 5,105
Provision for credit losses - expense (benefit)	365	2,736	(3,568)
Ending balance	$ 4,638	$ 4,273	$ 1,537

NOTE 6 – PREMISES AND EQUIPMENT

Premises and equipment comprise:

(Dollars in thousands)	Useful Life Range In Years		As of December 31,	
	Minimum	Maximum	2023	2022
Buildings and improvements	10	35	$ 143,470	$ 135,802
Leasehold improvements	1	10	77,702	76,390
Furniture, equipment and software	2	10	161,886	155,567
			383,058	367,759
Accumulated depreciation and amortization			(277,853)	(264,233)
			105,205	103,526
Land			29,965	24,485
Projects in progress			6,846	14,924
Total premises and equipment, net			$ 142,016	$ 142,935

Depreciation and amortization expense amounted to $20.5 million, $22.3 million, and $25.0 million for the years ended December 31, 2023, 2022, and 2021, respectively.

During the year ended December 31, 2023, the Corporation recognized $3.5 million in net gains from sales of fixed assets, of which $3.0 million was related to the sale of a banking premise in the Florida region, compared to $ 0.9 million during the year ended December 31, 2022.

During the year ended December 31, 2023, the Corporation received insurance proceeds of $0.7 million, of which $0.2 million was related to the collection of an insurance claim associated with property damage caused by Hurricane Fiona. Also, during the year ended December 31, 2021, the Corporation received insurance proceeds of $0.6 million related to the settlement and collection of an insurance claim associated with a damaged property. These amounts are included as part of other non-interest income in the consolidated statements of income.

See Note 25 – "Fair Value" for information on write-downs recorded on long-lived assets held for sale.

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 7 – OTHER REAL ESTATE OWNED

The following table presents the OREO inventory as of the indicated dates:

(In thousands)	December 31, 2023	December 31, 2022
OREO balances, carrying value:		
Residential (1)	$ 20,261	$ 24,025
Construction	1,601	1,764
Commercial	10,807	5,852
Total	$ 32,669	$ 31,641

(1) Excludes $16.6 million and $23.5 million as of December 31, 2023 and 2022, respectively, of foreclosures that met the conditions of ASC Subtopic 310-40 "Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure," and are presented as a receivable as part of other assets in the consolidated statements of financial condition.

See Note 25 – "Fair Value" for information on the subsequent measurement recorded on OREO properties in the consolidated statements of income within "Net gain on OREO operations" during the years ended December 31, 2023, 2022, and 2021.

NOTE 8 – RELATED-PARTY TRANSACTIONS

The Corporation has granted loans to its directors, executive officers, and certain related individuals or entities in the ordinary course of business. The movement and balance of these loans were as follows:

(In thousands)	Amount [1]
Balance at December 31, 2021	$ 943
Additions	89
Payments	(149)
Balance at December 31, 2022	883
Additions	333
Payments	(389)
Balance at December 31, 2023	$ 827

(1) Includes loans granted to related parties which were then sold in the secondary market.

These loans were made subject to the provisions of the Federal Reserve Board's Regulation O – "Loans to Executive Officers, Directors and Principal Shareholders of Member Banks," which governs the permissible lending relationships between a financial institution and its executive officers, directors, principal shareholders, their families, and related parties. There were no changes in the status of related parties during 2023 and 2022.

From time to time, the Corporation, in the ordinary course of its business, obtains services from related parties or makes contributions to non-profit organizations that have some association with the Corporation.

NOTE 9 – GOODWILL AND OTHER INTANGIBLES

Goodwill

Goodwill as of each of December 31, 2023 and 2022 amounted to $38.6 million. The Corporation's policy is to assess goodwill and other intangibles for impairment on an annual basis during the fourth quarter of each year, and more frequently if events or circumstances lead management to believe that the values of goodwill or other intangibles may be impaired. During the fourth quarter of 2023, management performed a qualitative analysis of the carrying amount of each relevant reporting units' goodwill and concluded that it is more-likely-than-not that the fair value of the reporting units exceeded their carrying value, and thus no impairment charges for goodwill were recorded. This assessment involved identifying the inputs and assumptions that most affect fair value, including evaluating significant and relevant events impacting each reporting entity, and evaluating such factors to determine if a positive assertion can be made that it is more-likely-than-not that the fair value of the reporting units exceeded their carrying amount.

In the qualitative assessment performed for each reporting unit, the Corporation evaluated events and circumstances that could impact the fair value including the following:

- Macroeconomic conditions, such as improvement or deterioration in general economic conditions;
- Industry and market considerations;
- Interest rate fluctuations;
- Overall financial performance of the reporting unit;
- Performance of industry peers over the last year; and
- Recent market transactions

There were no changes in the carrying amount of goodwill during the years ended December 31, 2023 and 2022. The changes in the carrying amount of goodwill attributable to operating segments during the year ended December 31, 2021 are reflected in the following table.

(In thousands)	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate Banking	United States Operations	Total
Goodwill, January 1, 2021	$ 959	$ 2,733	$ 8,248	$ 26,692	$ 38,632
Measurement period adjustment (1)	53	74	(148)	-	(21)
Goodwill, December 31, 2021 (2)	$ 1,012	$ 2,807	$ 8,100	$ 26,692	$ 38,611

(1) Relates to the fair value estimate update performed within one year of the closing of the BSPR acquisition, in accordance with ASC Topic 805, "Business Combinations"("ASC 805").
(2) Includes $10.5 million related to the BSPR acquisition.

Merger and Restructuring Costs – BSPR Acquisition

In connection with the BSPR acquisition on September 1, 2020, the Corporation recognized acquisition expenses of $26.4 million during the year ended December 31, 2021. Acquisition, integration, and restructuring expenses were included in merger and restructuring costs in the consolidated statements of income, and consisted primarily of costs related to voluntary and involuntary separation actions and systems conversions, as well as accelerated depreciation charges related to planned closures and consolidation of branches in accordance with the Corporation's integration and restructuring plan, and other integration related efforts.

Other Intangible Assets

The following table presents the gross amount and accumulated amortization of the Corporation's intangible assets subject to amortization as of the indicated dates:

(Dollars in thousands)	As of December 31, 2023		As of December 31, 2022	
Core deposit intangible:				
Gross amount	$	87,544	$	87,544
Accumulated amortization		(74,161)		(66,644)
Net carrying amount	$	13,383	$	20,900
Remaining amortization period (in years)		6.0		7.0
Purchased credit card relationship intangible:				
Gross amount	$	-	$	3,800
Accumulated amortization		-		(3,595)
Net carrying amount	$	-	$	205
Remaining amortization period (in years)		-		0.7
Insurance customer relationship intangible:				
Gross amount	$	-	$	1,067
Accumulated amortization		-		(1,054)
Net carrying amount	$	-	$	13
Remaining amortization period (in years)		-		0.1

During the years ended December 31, 2023, 2022, and 2021, the Corporation recognized $ 7.7 million, $8.8 million, and $11.4 million, respectively, in amortization expense on its other intangibles subject to amortization.

The Corporation amortizes core deposit intangibles based on the projected useful lives of the related deposits. Core deposit intangibles are analyzed annually for impairment, or sooner if events and circumstances indicate possible impairment. Factors that may suggest impairment include customer attrition and run-off. Management is unaware of any events and/or circumstances that would indicate a possible impairment to the core deposit intangibles as of December 31, 2023.

The estimated aggregate annual amortization expense related to the intangible assets subject to amortization for future periods was as follows as of December 31, 2023:

(In thousands)		
2024	$	6,416
2025		3,509
2026		872
2027		872
2028		872
2029 and after		842

NOTE 10 – NON-CONSOLIDATED VARIABLE INTEREST ENTITIES ("VIEs") AND SERVICING ASSETS

The Corporation transfers residential mortgage loans in sale or securitization transactions in which it has continuing involvement, including servicing responsibilities and guarantee arrangements. All such transfers have been accounted for as sales as required by applicable accounting guidance.

When evaluating the need to consolidate counterparties to which the Corporation has transferred assets, or with which the Corporation has entered into other transactions, the Corporation first determines if the counterparty is an entity for which a variable interest exists. If no scope exception is applicable and a variable interest exists, the Corporation then evaluates whether it is the primary beneficiary of the VIE and whether the entity should be consolidated or not.

Below is a summary of transactions with VIEs for which the Corporation has retained some level of continuing involvement:

Trust-Preferred Securities ("TRuPs")

In April 2004, FBP Statutory Trust I, a financing trust that is wholly owned by the Corporation, sold to institutional investors $100 million of its variable-rate TRuPs. FBP Statutory Trust I used the proceeds of the issuance, together with the proceeds of the purchase by the Corporation of $3.1 million of FBP Statutory Trust I variable-rate common securities, to purchase $103.1 million aggregate principal amount of the Corporation's Junior Subordinated Deferrable Debentures. In September 2004, FBP Statutory Trust II, a financing trust that is wholly owned by the Corporation, sold to institutional investors $125 million of its variable-rate TRuPs. FBP Statutory Trust II used the proceeds of the issuance, together with the proceeds of the purchase by the Corporation of $3.9 million of FBP Statutory Trust II variable-rate common securities, to purchase $128.9 million aggregate principal amount of the Corporation's Junior Subordinated Deferrable Debentures. The debentures, net of related issuance costs, are presented in the Corporation's consolidated statements of financial condition as other long-term borrowings. These TRuPs are variable-rate instruments indexed to 3-month CME Term SOFR plus a tenor spread adjustment of 0.26161% and the original spread of 2.75% for the FBP Statutory Trust I and 2.50% for the FBP Statutory Trust II. The Junior Subordinated Deferrable Debentures mature on June 17, 2034, and September 20, 2034, respectively; however, under certain circumstances, the maturity of Junior Subordinated Deferrable Debentures may be shortened (such shortening would result in a mandatory redemption of the variable-rate TRuPs).

During 2023, the Corporation completed the repurchase of $21.4 million of TRuPs of FBP Statutory Trust I as part of a privately-negotiated transaction with investors, resulting in a commensurate reduction in the related floating rate junior subordinated debentures. The purchase price paid by the Corporation equated to 92.5% of the $21.4 million par value. The 7.5% discount resulted in a gain of approximately $1.6 million, which is reflected in the consolidated statements of income as a "Gain on early extinguishment of debt." As of December 31, 2023 and 2022, these Junior Subordinated Deferrable Debentures amounted to $161.7 million and $183.8 million, respectively.

Under the indentures of these instruments, the Corporation has the right, from time to time, and without causing an event of default, to defer payments of interest on the Junior Subordinated Deferrable Debentures by extending the interest payment period at any time and from time to time during the term of the subordinated debentures for up to twenty consecutive quarterly periods. As of December 31, 2023, the Corporation was current on all interest payments due on its subordinated debt.

Private Label MBS

During 2004 and 2005, an unaffiliated party, referred to in this subsection as the seller, established a series of statutory trusts to effect the securitization of mortgage loans and the sale of trust certificates ("private label MBS"). The seller initially provided the servicing for a fee, which is senior to the obligations to pay private label MBS holders. The seller then entered into a sales agreement through which it sold and issued the private label MBS in favor of the Corporation's banking subsidiary, FirstBank. Currently, the Bank is the sole owner of these private label MBS; the servicing of the underlying residential mortgages that generate the principal and interest cash flows is performed by another third party, which receives a servicing fee. These private label MBS are variable-rate securities indexed to 3-month CME Term SOFR plus a tenor spread adjustment of 0.26161% and the original spread limited to the weighted-average coupon of the underlying collateral. The principal payments from the underlying loans are remitted to a paying agent (servicer), who then remits interest to the Bank. Interest income is shared to a certain extent with the FDIC, which has an interest only strip ("IO") tied to the cash flows of the underlying loans and is entitled to receive the excess of the interest income less a servicing fee over the variable rate income that the Bank earns on the securities. The FDIC became the owner of the IO upon its intervention of the seller, a failed financial institution. No recourse agreement exists, and the Bank, as the sole holder of the securities, absorbs all risks from losses on non-accruing loans and repossessed collateral. As of December 31, 2023, the amortized cost and fair value of these private label MBS amounted to $7.1 million and $4.8 million, respectively, with a weighted average yield of 7.66%, which is included as part of the Corporation's available-for-sale debt securities portfolio. As described in Note 3 – "Debt Securities," the ACL on these private label MBS amounted to $ 0.1 million as of December 31, 2023.

Servicing Assets (MSRs)

The Corporation typically transfers first lien residential mortgage loans in conjunction with GNMA securitization transactions in which the loans are exchanged for cash or securities that are readily redeemed for cash proceeds and servicing rights. The securities issued through these transactions are guaranteed by GNMA and, under seller/servicer agreements, the Corporation is required to service the loans in accordance with the issuers' servicing guidelines and standards. As of December 31, 2023, the Corporation serviced loans securitized through GNMA with a principal balance of $2.1 billion. Also, certain conventional conforming loans are sold to FNMA or FHLMC with servicing retained. The Corporation recognizes as separate assets the rights to service loans for others, whether those servicing assets are originated or purchased. MSRs are included as part of other assets in the consolidated statements of financial condition.

The changes in MSRs are shown below for the indicated periods:

	Year Ended December 31,		
	2023	**2022**	**2021**
(In thousands)			
Balance at beginning of year	$ 29,037	$ 30,986	$ 33,071
Capitalization of servicing assets	2,240	3,122	5,194
Amortization	(4,322)	(4,978)	(7,215)
Temporary impairment recoveries	12	66	124
Other (1)	(26)	(159)	(188)
Balance at end of year	$ 26,941	$ 29,037	$ 30,986

(1) Mainly represents adjustments related to the repurchase of loans serviced for others.

Impairment charges are recognized through a valuation allowance for each individual stratum of servicing assets. The valuation allowance is adjusted to reflect the amount, if any, by which the cost basis of the servicing asset for a given stratum of loans being serviced exceeds its fair value. Any fair value in excess of the cost basis of the servicing asset for a given stratum is not recognized.

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Changes in the impairment allowance were as follows for the indicated periods:

(In thousands)	Year Ended December 31,					
		2023		2022		2021
Balance at beginning of year	$	12	$	78	$	202
Temporary impairment recoveries		(12)		(66)		(124)
Balance at end of year	$	-	$	12	$	78

The components of net servicing income, included as part of mortgage banking activities in the consolidated statements of income, are shown below for the indicated periods:

(In thousands)	Year Ended December 31,					
		2023		2022		2021
Servicing fees	$	10,595	$	11,096	$	12,176
Late charges and prepayment penalties		708		823		697
Other (1)		(26)		(159)		(189)
Servicing income, gross		11,277		11,760		12,684
Amortization and impairment of servicing assets		(4,310)		(4,912)		(7,091)
Servicing income, net	$	6,967	$	6,848	$	5,593

(1) Mainly represents adjustments related to the repurchase of loans serviced for others.

The Corporation's MSRs are subject to prepayment and interest rate risks. Key economic assumptions used in determining the fair value at the time of sale of the related mortgages for the indicated periods ranged as follows:

	Weighted Average	Maximum	Minimum
Year Ended December 31, 2023			
Constant prepayment rate:			
Government-guaranteed mortgage loans	6.6 %	18.0 %	3.8 %
Conventional conforming mortgage loans	7.3 %	16.9 %	2.4 %
Conventional non-conforming mortgage loans	6.0 %	9.0 %	2.1 %
Discount rate:			
Government-guaranteed mortgage loans	11.5 %	11.5 %	11.5 %
Conventional conforming mortgage loans	9.5 %	10.0 %	9.5 %
Conventional non-conforming mortgage loans	12.6 %	14.0 %	11.0 %
Year Ended December 31, 2022			
Constant prepayment rate:			
Government-guaranteed mortgage loans	6.7%	18.3 %	4.8 %
Conventional conforming mortgage loans	7.4%	18.4 %	3.4 %
Conventional non-conforming mortgage loans	6.0%	21.9 %	3.6 %
Discount rate:			
Government-guaranteed mortgage loans	11.7%	12.0 %	11.5 %
Conventional conforming mortgage loans	9.7%	10.0 %	9.5 %
Conventional non-conforming mortgage loans	12.5%	14.5 %	11.5 %
Year Ended December 31, 2021			
Constant prepayment rate:			
Government-guaranteed mortgage loans	6.2%	17.1 %	3.7 %
Conventional conforming mortgage loans	6.2%	18.2 %	2.8 %
Conventional non-conforming mortgage loans	6.4%	14.5 %	4.4 %
Discount rate:			
Government-guaranteed mortgage loans	12.0%	12.0 %	12.0 %
Conventional conforming mortgage loans	10.0%	10.0 %	10.0 %
Conventional non-conforming mortgage loans	12.8%	14.5 %	12.0 %

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The weighted averages of the key economic assumptions that the Corporation used in its valuation model and the sensitivity of the current fair value to immediate 10% and 20% adverse changes in those assumptions for mortgage loans were as follows as of the indicated dates:

	December 31, 2023		December 31, 2022	
(In thousands)				
Carrying amount of servicing assets	$	26,941	$	29,037
Fair value	$	45,244	$	44,710
Weighted-average expected life (in years)		7.79		7.80
Constant prepayment rate (weighted-average annual rate)		6.27 %		6.40 %
Decrease in fair value due to 10% adverse change	$	886	$	1,048
Decrease in fair value due to 20% adverse change	$	1,731	$	2,054
Discount rate (weighted-average annual rate)		10.68 %		10.69 %
Decrease in fair value due to 10% adverse change	$	1,927	$	1,925
Decrease in fair value due to 20% adverse change	$	3,712	$	3,704

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship between the change in assumption and the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the MSR is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments), which may magnify or counteract the sensitivities .

NOTE 11 – DEPOSITS

The following table summarizes deposit balances as of the indicated dates:

(In thousands)	December 31, 2023	December 31, 2022
Type of account:		
Non-interest-bearing deposit accounts	$ 5,404,121	$ 6,112,884
Interest-bearing checking accounts	3,937,945	3,770,993
Interest-bearing saving accounts	3,596,855	3,902,888
Time deposits	2,833,730	2,250,876
Brokered certificates of deposits ("CDs")	783,334	105,826
Total	$ 16,555,985	$ 16,143,467

The weighted-average interest rate on total interest-bearing deposits as of December 31, 2023 and 2022 was 2.24% and 1.03%, respectively.

As of December 31, 2023, the aggregate amount of unplanned overdrafts of demand deposits that were reclassified as loans amounted to $1.4 million (2022 - $1.7 million). Pre-arranged overdrafts lines of credit, also reported as loans, amounted to $23.8 million as of December 31, 2023 (2022 - $24.5 million).

The following table presents the contractual maturities of time deposits, including brokered CDs, as of December 31, 2023:

(In thousands)	Total
Three months or less	$ 852,660
Over three months to six months	666,652
Over six months to one year	1,280,377
Over one year to two years	542,834
Over two years to three years	72,558
Over three years to four years	86,611
Over four years to five years	92,787
Over five years	22,585
Total	$ 3,617,064

Total Puerto Rico and U.S. time deposits with balances of more than $250,000 amounted to $1.4 billion and $1.0 billion as of December 31, 2023 and 2022, respectively. This amount does not include brokered CDs that are generally participated out by brokers in shares of less than the FDIC insurance limit. As of December 31, 2023, unamortized broker placement fees amounted to $1.0 million (2022 - $0.3 million), which are amortized over the contractual maturity of the brokered CDs under the interest method.

As of December 31, 2023, deposit accounts issued to government agencies amounted to $3.2 billion (2022 – $2.8 billion). These deposits are insured by the FDIC up to the applicable limits. The uninsured portions were collateralized by securities and loans with an amortized cost of $3.5 billion (2022 – $3.1 billion) and an estimated market value of $3.1 billion (2022 – $2.7 billion). In addition to securities and loans, as of December 31, 2023 and 2022, the Corporation used $175.0 million and $200.0 million, respectively, in letters of credit issued by the FHLB as pledges for public deposits in the Virgin Islands. As of December 31, 2023 the Corporation had $2.7 billion of government deposits in Puerto Rico (2022 – $2.3 billion), $449.4 million in the Virgin Islands (2022 – $442.8 million) and $10.2 million in Florida (2022 – $11.6 million).

A table showing interest expense on interest-bearing deposits for the indicated periods follows:

(In thousands)		Year Ended December 31,				
		2023		**2022**		**2021**
Checking accounts	$	74,271	$	15,568	$	5,776
Saving accounts		25,955		11,191		6,586
Time deposits		68,605		18,102		26,138
Brokered CDs		16,630		1,500		2,982
Total	$	185,461	$	46,361	$	41,482

The total interest expense on deposits included the amortization of broker placement fees related to brokered CDs amounting to $0.3 million, $0.1 million, and $0.2 million for 2023, 2022 and 2021, respectively. Total interest expense also included $0.2 million, $0.5 million and $1.3 million for 2023, 2022 and 2021, respectively, for the accretion of premiums related to time deposits assumed in the BSPR acquisition.

NOTE 12 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE ("REPURCHASE AGREEMENTS")

Repurchase agreements consisted of the following as of the indicated dates:

(In thousands)	December 31, 2023	December 31, 2022
Short-term Fixed-rate repurchase agreements (1) (2)	$ -	$ 75,133

(1) Weighted-average interest rate of 4.55% as of December 31, 2022.

(2) As of December 31, 2022, the securities underlying such agreements were delivered to the dealers with which the repurchase agreements were transacted. In accordance with the master agreements, in the event of default, repurchase agreements have a right of set-off against the other party for amounts owed under the related agreement and any other amount or obligation owed with respect to any other agreement or transaction between them. As of December 31, 2022, repurchase agreements were fully collateralized and not offset in the consolidated statements of financial condition. See Note 24 - "Derivative Instruments and Hedging Activities" for information on rights of set-off associated to economic undesignated hedges.

The following securities were sold under agreements to repurchase as of the indicated date:

	As of December 31, 2022			
Underlying Securities	**Amortized Cost of Underlying Securities**	**Balance of Borrowing**	**Approximate Fair Value of Underlying Securities**	**Weighted Average Interest Rate of Security**
(Dollars in thousands)				
U.S. government-sponsored agencies	$ 60,081	$ 50,134	$ 54,093	0.62 %
MBS	29,959	24,999	27,010	2.08 %
Total	$ 90,040	$ 75,133	$ 81,103	
Accrued interest receivable	$ 137			

The maximum aggregate balance of repurchase agreements outstanding at any month-end for the years ended December 31, 2023 and 2022 was $173.0 million and $300.0 million, respectively. The average balance during 2023 was $54.6 million (2022- $194.9 million).

NOTE 13 – ADVANCES FROM THE FEDERAL HOME LOAN BANK ("FHLB ")

The following is a summary of the advances from the FHLB as of the indicated dates:

(In thousands)	December 31, 2023	December 31, 2022
Short-term Fixed-rate advances from the FHLB (1)	$ -	$ 475,000
Long-term Fixed-rate advances from the FHLB (2)	500,000	200,000
	$ 500,000	$ 675,000

(1) Weighted-average interest rate of 4.56% as of December 31, 2022.

(2) Weighted-average interest rate of 4.45% and 4.25% as of December 31, 2023 and 2022, respectively.

Advances from the FHLB mature as follows as of the indicated date:

(In thousands)	December 31, 2023
Over one to five years (1)	$ 500,000

(1) Average remaining term to maturity of 2.49 years.

During 2023, the Corporation added $300.0 million of long-term FHLB advances at an average cost of 4.59%, and repaid its short-term FHLB advances.

The maximum aggregate balance of advances from the FHLB outstanding at any month end during the years ended December 31, 2023 and 2022 was $925.0 million and $675.0 million, respectively. The total average balance of FHLB advances during 2023 was $541.0 million (2022 - $179.5 million).

The Corporation receives advances and applies for the issuance of letters of credit from the FHLB under an Advances, Collateral Pledge, and Security Agreement (the "Collateral Agreement"), which requires the Corporation to maintain a minimum of qualifying mortgage collateral or U.S. Treasury or U.S. agencies MBS collateral, as applicable. The amount of collateral required for an advance incorporates a collateral discount or "haircut," which is incorporated into the member's pledge and determined by the FHLB. Haircut refers to the percentage by which an asset's market value is reduced for the purpose of collateral levels. As of December 31, 2023 and 2022, the estimated value of specific mortgage loans pledged as collateral, net of haircut, amounted to $1.2 billion and $1.3 billion, respectively, as computed by the FHLB for collateral purposes. As of December 31, 2023 and 2022, the estimated value of U.S. government-sponsored agencies' obligations and U.S. agencies MBS pledged as collateral, net of haircut, amounted to $454.0 million and $238.1 million, respectively. As of December 31, 2023, the Corporation had additional capacity of approximately $978.3 million on this credit facility based on collateral pledged at the FHLB, adjusted by a haircut reflecting the perceived risk associated with the collateral. Advances may be repaid prior to maturity, in whole or in part, at the option of the borrower upon payment of any applicable fee specified in the contract governing such advance. In calculating the fee, due consideration is given to (i) all relevant factors, including, but not limited to, any and all applicable costs of repurchasing and/or prepaying any associated liabilities and/or hedges entered into with respect to the applicable advance; (ii) the financial characteristics, in their entirety, of the advance being prepaid; and (iii), in the case of adjustable-rate advances, the expected future earnings of the replacement borrowing as long as the replacement borrowing is at least equal to the original advance's par value and the replacement borrowing's tenor is at least equal to the remaining maturity of the prepaid advance.

NOTE 14 – OTHER BORROWINGS

Junior Subordinated Debentures

Junior subordinated debentures, as of the indicated dates, consisted of:

(In thousands)	December 31, 2023		December 31, 2022	
Long-term floating rate junior subordinated debentures (FBP Statutory Trust I) (1) (3)	$	43,143	$	65,205
Long-term floating rate junior subordinated debentures (FBP Statutory Trust II) (2) (3)		118,557		118,557
	$	161,700	$	183,762

(1) Amount represents junior subordinated interest-bearing debentures due in 2034 with a floating interest rate of 2.75% over 3-month CME Term SOFR plus a 0.26161% tenor spread adjustment as of December 31, 2023 and 2.75% over 3-month LIBOR as of December 31, 2022 (8.39% as of December 31, 2023 and 7.49% as of December 31, 2022).
(2) Amount represents junior subordinated interest-bearing debentures due in 2034 with a floating interest rate of 2.50% over 3-month CME Term SOFR plus a 0.26161% tenor spread adjustment as of December 31, 2023 and 2.50% over 3-month LIBOR as of December 31, 2022 (8.13% as of December 31, 2023 and 7.25% as of December 31, 2022).
(3) See Note 10 - "Non-Consolidated Variable Interest Entities ("VIEs") and Servicing Assets," for additional information on these debentures.

Loans Payable

The Corporation participates in the Borrower-in-Custody Program (the "BIC Program") of the FED. Through the BIC Program, a broad range of loans (including commercial, consumer, and residential mortgages) may be pledged as collateral for borrowings through the FED Discount Window. As of December 31, 2023, pledged collateral that is related to this credit facility amounted to $1.5 billion, net of haircut, mainly commercial, consumer, and residential mortgage loans, which is fully available for funding. The FED Discount Window program provides the opportunity to access a low-rate short-term source of funding in a high volatility market environment.

In addition, the Corporation participates in the FED's Bank Term Funding Program ("BTFP"), which provides an additional short-term source of funding until March 11, 2024. Through the BTFP, eligible collateral such as U.S. Treasuries, U.S. agency securities, and U.S. agency MBS, may be pledged as collateral and valued at its par value. As of December 31, 2023, pledged collateral that is related to this credit facility amounted to $2.1 million, which is fully available for funding.

NOTE 15 – EARNINGS PER COMMON SHARE

The calculations of earnings per common share for the years ended December 31, 2023, 2022, and 2021 are as follows:

	Year Ended December 31,		
	2023	2022	2021
(In thousands, except per share information)			
Net income	$ 302,864	$ 305,072	$ 281,025
Less: Preferred stock dividends	-	-	(2,453)
Less: Excess of redemption value over carrying value of Series A through E Preferred Stock redeemed	-	-	(1,234)
Net income attributable to common stockholders	$ 302,864	$ 305,072	$ 277,338
Weighted-Average Shares:			
Average common shares outstanding	176,504	190,805	210,122
Average potential dilutive common shares	676	1,163	1,178
Average common shares outstanding - assuming dilution	177,180	191,968	211,300
Earnings per common share:			
Basic	$ 1.72	$ 1.60	$ 1.32
Diluted	$ 1.71	$ 1.59	$ 1.31

Earnings per common share is computed by dividing net income attributable to common stockholders by the weighted-average number of common shares issued and outstanding. Net income attributable to common stockholders represents net income adjusted for any preferred stock dividends, including any dividends declared but not yet paid, and any cumulative dividends related to the current dividend period that have not been declared as of the end of the period. For 2021, net income attributable to common stockholders was also adjusted due to the one-time effect to retained earnings of the excess of the redemption value paid over the carrying value of the Series A through E Preferred Stock redeemed as discussed in Note 17 – "Stockholders' Equity." Basic weighted-average common shares outstanding exclude unvested shares of restricted stock that do not contain non-forfeitable dividend rights.

Potential dilutive common shares consist of unvested shares of restricted stock and performance units (if any of the performance conditions are met as of the end of the reporting period) that do not contain non-forfeitable dividend or dividend equivalent rights using the treasury stock method. This method assumes that proceeds equal to the amount of compensation cost attributable to future services is used to repurchase shares on the open market at the average market price for the period. The difference between the number of potential dilutive shares issued and the shares purchased is added as incremental shares to the actual number of shares outstanding to compute diluted earnings per share. Unvested shares of restricted stock outstanding during the period that result in lower potentially dilutive shares issued than shares purchased under the treasury stock method are not included in the computation of dilutive earnings per share since their inclusion would have an antidilutive effect on earnings per share. There were no antidilutive shares of common stock during the years ended December 31, 2023, 2022 and 2021.

NOTE 16 – STOCK-BASED COMPENSATION

The Omnibus Plan, which is effective until May 24, 2026, provides for equity-based and non-equity-based compensation incentives (the "awards"). The Omnibus Plan authorizes the issuance of up to 14,169,807 shares of common stock, subject to adjustments for stock splits, reorganizations and other similar events. As of December 31, 2023, there were 3,153,621 authorized shares of common stock available for issuance under the Omnibus Plan. The Corporation's Board of Directors, based on the recommendation of the Compensation and Benefits Committee of the Board, has the power and authority to determine those eligible to receive awards and to establish the terms and conditions of any awards, subject to various limits and vesting restrictions that apply to individual and aggregate awards.

Restricted Stock

Under the Omnibus Plan, the Corporation may grant restricted stock to plan participants, subject to forfeiture upon the occurrence of certain events until the dates specified in the participant's award agreement. While the restricted stock is subject to forfeiture and does not contain non-forfeitable dividend rights, participants may exercise full voting rights with respect to the shares of restricted stock granted to them. The fair value of the shares of restricted stock granted was based on the market price of the Corporation's common stock on the date of the respective grant. The shares of restricted stocks granted to employees are subject to the following vesting period: fifty percent (50%) of those shares vest on the two-year anniversary of the grant date and the remaining 50% vest on the three-year anniversary of the grant date. The shares of restricted stock granted to directors are generally subject to vesting on the one-year anniversary of the grant date. The Corporation issued 522,801 shares during the year ended December 31, 2023 in connection with restricted stock awards, which were reissued from treasury shares.

The following table summarizes the restricted stock activity under the Omnibus Plan during the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,					
	2023		2022		2021	
	Number of shares of restricted stock	Weighted-Average Grant Date Fair Value	Number of shares of restricted stock	Weighted-Average Grant Date Fair Value	Number of shares of restricted stock	Weighted-Average Grant Date Fair Value
Unvested shares outstanding at beginning of year	938,491	$ 9.14	1,148,775	$ 6.61	1,320,723	$ 5.74
Granted (1)	522,801	12.07	327,195	13.21	324,360	11.47
Forfeited	(63,133)	11.36	(15,108)	8.79	(82,486)	6.42
Vested	(508,517)	6.36	(522,371)	6.13	(413,822)	7.69
Unvested shares outstanding at end of year	889,642	$ 12.30	938,491	$ 9.14	1,148,775	$ 6.61

(1) For the year ended December 31, 2023, includes 28,793 shares of restricted stock awarded to independent directors and 494,008 shares of restricted stock awarded to employees, of which 33,718 shares were granted to retirement-eligible employees and thus charged to earnings as of the grant date. For the year ended December 31, 2022, includes 27,529 shares of restricted stock awarded to independent directors and 299,666 shares of restricted stock awarded to employees, of which 6,084 shares were granted to retirement-eligible employees and thus charged to earnings as of the grant date. For the year ended December 31, 2021, includes 29,291 shares of restricted stock awarded to independent directors and 295,069 shares of restricted stock awarded to employees, of which 19,804 shares were granted to retirement-eligible employees and thus charged to earnings as of the grant date.

For the years ended December 31, 2023, 2022 and 2021, the Corporation recognized $5.7 million, $3.7 million and $3.5 million, respectively, of stock-based compensation expense related to restricted stock awards. As of December 31, 2023, there was $4.1 million of total unrecognized compensation cost related to unvested shares of restricted stock that the Corporation expects to recognize over a weighted average period of 1.6 years.

Performance Units

Under the Omnibus Plan, the Corporation may award performance units to participants, with each unit representing the value of one share of the Corporation's common stock. These awards, which are granted to executives, do not contain non-forfeitable rights to dividend equivalent amounts and can only be settled in shares of the Corporation's common stock.

On March 16, 2023, the Corporation granted 216,876 performance units to executives. Performance units granted on March 16, 2023 will vest on the third anniversary of the effective date of the award based on actual achievement of two performance metrics weighted equally: relative total shareholder return ("Relative TSR"), compared to companies that comprise the KBW Nasdaq Regional Banking Index, and the achievement of a tangible book value per share ("TBVPS") goal, which is measured based upon the growth in the tangible book value during the performance cycle, adjusted for certain allowable non-recurring transactions. The participant may earn 50% of their target opportunity for threshold level performance and up to 150% of their target opportunity for maximum level performance, based on the individual achievement of each performance goal during a three-year performance cycle. Amounts between threshold, target and maximum performance will vest in a proportional amount. Performance units granted prior to March 16, 2023 vest subject only to achievement of a TBVPS goal and the participant may earn only up to 100% of their target opportunity.

The following table summarizes the performance units activity under the Omnibus Plan during the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,					
	2023		2022		2021	
	Number of Performance Units	Weighted-Average Grant Date Fair Value	Number of Performance Units	Weighted-Average Grant Date Fair Value	Number of Performance Units	Weighted-Average Grant Date Fair Value
Performance units at beginning of year	791,923	$ 7.36	814,899	$ 7.06	1,006,768	$ 6.16
Additions (1)	216,876	12.24	166,669	13.15	160,485	11.26
Vested (2)	(474,538)	4.08	(189,645)	11.16	(304,408)	6.29
Forfeited	-	-	-	-	(47,946)	7.08
Performance units at end of year	534,261	$ 12.25	791,923	$ 7.36	814,899	$ 7.06

(1) Units granted during 2023 are subject to the achievement of the Relative TSR and TBVPS performance goals during a three-year performance cycle beginning January 1, 2023 and ending on December 31, 2025. Units granted during 2022 are subject to the achievement of the TBVPS performance goal during a three-year performance cycle beginning January 1, 2022 and ending on December 31, 2024. Units granted during 2021 are subject to the achievement of the TBVPS performance goal during a three-year performance cycle beginning January 1, 2021 and ending on December 31, 2023.

(2) Units vested during 2023 and 2022 are related to performance units granted in 2020 and 2019, respectively, that met certain pre-established targets and were settled with shares of common stock reissued from treasury shares. Units vested during 2021 are related to performance units granted in 2018 that met certain pre-established targets and were settled with new shares of common stock.

The fair value of the performance units awarded during the years ended December 31, 2023, 2022 and 2021, that was based on the TBVPS goal component, was calculated based on the market price of the Corporation's common stock on the respective date of the grant and assuming attainment of 100% of target opportunity. As of December 31, 2023, there have been no changes in management's assessment of the probability that the pre-established TBVPS goal will be achieved; as such, no cumulative adjustment to compensation expense has been recognized. The fair value of the performance units awarded during 2023, that was based on the Relative TSR component, was calculated using a Monte Carlo simulation. Since the Relative TSR component is considered a market condition, the fair value of the portion of the award based on Relative TSR is not revised subsequent to grant date based on actual performance.

The following table summarizes the valuation assumptions used to calculate the fair value of the Relative TSR component of the performance units granted under the Omnibus Plan during 2023:

	Year Ended December 31, 2023
Risk-free interest rate (1)	3.98 %
Correlation coefficient	77.16
Expected dividend yield (2)	-
Expected volatility (3)	41.37
Expected life (in years)	2.79

(1) Based on the yield on zero-coupon U.S. Treasury Separate Trading of Registered Interest and Principal of Securities as of the grant date.

(2) Assumes that dividends are reinvested at each ex-dividend date.

(3) Calculated based on the historical volatility of the Corporation's stock price with a look-back period equal to the simulation term using daily stock prices.

For the years ended December 31, 2023, 2022 and 2021, the Corporation recognized $2.1 million, $ 1.7 million and $2.0 million, respectively, of stock-based compensation expense related to performance units. As of December 31, 2023, there was $3.0 million of total unrecognized compensation cost related to unvested performance units that the Corporation expects to recognize over a weighted average period of 1.8 years.

Shares withheld

During 2023, the Corporation withheld 289,623 shares (2022 – 205,807 shares; 2021 – 214,374 shares) of the restricted stock that vested during such period to cover the officers' payroll and income tax withholding liabilities; these shares are held as treasury shares. The Corporation paid in cash any fractional share of salary stock to which an officer was entitled. In the consolidated financial statements, the Corporation presents shares withheld for tax purposes as common stock repurchases.

NOTE 17 – STOCKHOLDERS' EQUITY

Stock Repurchase Programs

During 2023, the Corporation repurchased 14,050,830 shares of its common stock at an average price of $14.23 for a total cost of $200.0 million, of which 8,969,998 shares of its common stock at an average price of $13.94 for a total cost of $125.0 million completed the $350 million stock repurchase program approved by the Board of Directors on April 27, 2022.

On July 24, 2023, the Corporation announced that its Board of Directors approved a new stock repurchase program, under which the Corporation may repurchase up to $225 million of its outstanding common stock which it expects to execute through the end of the third quarter of 2024. Repurchases under the program may be executed through open market purchases, accelerated share repurchases, and/or privately negotiated transactions or plans, including under plans complying with Rule 10b5-1 under the Exchange Act. The Corporation's stock repurchase program is subject to various factors, including the Corporation's capital position, liquidity, financial performance and alternative uses of capital, stock trading price, and general market conditions. The Corporation's stock repurchase program does not obligate it to acquire any specific number of shares and does not have an expiration date. The stock repurchase program may be modified, suspended, or terminated at any time at the Corporation's discretion. During 2023, the Corporation repurchased 5,080,832 shares of common stock through open market transactions at an average price of $14.76 for a total cost of approximately $75.0 million under this stock repurchase program. As of December 31, 2023, the Corporation has remaining authorization to repurchase approximately $150 million of common stock. The Corporation's holding company has no operations and depends on dividends, distributions and other payments from its subsidiaries to fund dividend payments, stock repurchases, and to fund all payments on its obligations, including debt obligations.

Common Stock

The following table shows the changes in shares of common stock outstanding for the years ended December 31, 2023, 2022 and 2021:

	Total Number of Shares		
	2023	**2022**	**2021**
Common stock outstanding, beginning of year	182,709,059	201,826,505	218,235,064
Common stock repurchased (1)	(14,340,453)	(19,619,178)	(16,954,841)
Common stock reissued/issued under stock-based compensation plan	997,339	516,840	628,768
Restricted stock forfeited	(63,133)	(15,108)	(82,486)
Common stock outstanding, end of year	169,302,812	182,709,059	201,826,505

(1) For 2023, 2022 and 2021, includes 289,623; 205,807 and 214,374 shares, respectively, of common stock surrendered to cover plan participants' payroll and income taxes.

For the years ended December 31, 2023, 2022 and 2021, total cash dividends declared on shares of common stock amounted to $99.6 million ($0.56 per share), $88.2 million ($0.46 per share) and $65.4 million ($0.31 per share), respectively. On February 8, 2024, the Corporation's Board declared a quarterly cash dividend of $0.16 per common share, which represents an increase of $0.02 per common share, or a 14% increase, compared to its most recent quarterly dividend paid in December 2023. The dividend is payable on March 8, 2024 to shareholders of record at the close of business on February 23, 2024. The Corporation intends to continue to pay quarterly dividends on common stock. However, the Corporation's common stock dividends, including the declaration, timing, and amount, remain subject to consideration and approval by the Corporation's Board Directors at the relevant times.

Preferred Stock

The Corporation has 50,000,000 authorized shares of preferred stock with a par value of $1.00, subject to certain terms. This stock may be issued in series and the shares of each series have such rights and preferences as are fixed by the Board when authorizing the issuance of that particular series and are redeemable at the Corporation's option. No shares of preferred stock were outstanding as of December 31, 2023 and 2022.

On November 30, 2021, the Corporation redeemed all of its 1,444,146 then outstanding shares of Series A through E Preferred Stock for its liquidation value of $25 per share totaling $36.1 million. The difference between the liquidation value and net carrying value was $1.2 million, which was recorded as a reduction to retained earnings in 2021. The redeemed preferred stock shares were not listed on any securities exchange or automated quotation system. For the year ended December 31, 2021, total cash dividends paid on shares of preferred stock amounted to $2.5 million.

Treasury Stock

The following table shows the changes in shares of treasury stock for the years ended December 31, 2023, 2022 and 2021:

	Total Number of Shares		
	2023	**2022**	**2021**
Treasury stock, beginning of year	40,954,057	21,836,611	4,799,284
Common stock repurchased	14,340,453	19,619,178	16,954,841
Common stock reissued under stock-based compensation plan	(997,339)	(516,840)	-
Restricted stock forfeited	63,133	15,108	82,486
Treasury stock, end of year	54,360,304	40,954,057	21,836,611

FirstBank Statutory Reserve (Legal Surplus)

The Puerto Rico Banking Law of 1933, as amended (the "Puerto Rico Banking Law"), requires that a minimum of 10% of FirstBank's net income for the year be transferred to a legal surplus reserve until such surplus equals the total of paid-in-capital on common and preferred stock. Amounts transferred to the legal surplus reserve from retained earnings are not available for distribution to the Corporation without the prior consent of the Puerto Rico Commissioner of Financial Institutions. The Puerto Rico Banking Law provides that, when the expenditures of a Puerto Rico commercial bank are greater than receipts, the excess of the expenditures over receipts must be charged against the undistributed profits of the bank, and the balance, if any, must be charged against the legal surplus reserve, as a reduction thereof. If the legal surplus reserve is not sufficient to cover such balance in whole or in part, the outstanding amount must be charged against the capital account and the Bank cannot pay dividends until it can replenish the legal surplus reserve to an amount of at least 20% of the original capital contributed. During the years ended December 31, 2023, 2022, and 2021, the Corporation transferred $31.1 million, $30.9 million, and $28.3 million respectively, to the legal surplus reserve. FirstBank's legal surplus reserve, included as part of retained earnings in the Corporation's consolidated statements of financial condition, amounted to $199.6 million as of December 31, 2023 and $168.5 million as of December 31, 2022.

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 18 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents the changes in accumulated other comprehensive loss for the years ended December 31, 2023, 2022, and 2021:

	Changes in Accumulated Other Comprehensive Loss by Component (1)					
	Year Ended December 31,					
	2023		2022		2021	
(In thousands)						
Unrealized net holding losses on available-for-sale debt securities:						
Beginning balance	$	(805,972)	$	(87,390)	$	55,725
Other comprehensive income (loss)		165,420		(718,582)		(143,115)
Ending balance	$	(640,552)	$	(805,972)	$	(87,390)
Adjustment of pension and postretirement benefit plans:						
Beginning balance	$	1,194	$	3,391	$	(270)
Other comprehensive income (loss)		188		(2,197)		3,661
Ending balance	$	1,382	$	1,194	$	3,391

(1) All amounts presented are net of tax.

The following table presents the amounts reclassified out of each component of accumulated other comprehensive loss for the years ended December 31, 2023, 2022, and 2021:

		Reclassifications Out of Accumulated Other Comprehensive Loss					
	Affected Line Item in the Consolidated Statements of Income	Year Ended December 31,					
		2023		2022		2021	
(In thousands)							
Adjustment of pension and postretirement benefit plans:							
Amortization of net loss	Other expenses	$	17	$	3	$	1
	Total before tax	$	17	$	3	$	1
	Income tax expense		(6)		(1)		-
	Total, net of tax	$	11	$	2	$	1

NOTE 19 – EMPLOYEE BENEFIT PLANS

The Corporation maintains two frozen qualified noncontributory defined benefit pension plans (the "Pension Plans"), and a related complementary post-retirement benefit plan (the "Postretirement Benefit Plan") covering medical benefits and life insurance after retirement that it obtained in the BSPR acquisition on September 1, 2020. One defined benefit pension plan covers substantially all of BSPR's former employees who were active before January 1, 2007, while the other defined benefit pension plan covers personnel of an institution previously acquired by BSPR. Benefits are based on salary and years of service. The accrual of benefits under the Pension Plans is frozen to all participants.

The Corporation requires recognition of a plan's overfunded and underfunded status as an asset or liability with an offsetting adjustment to accumulated other comprehensive loss pursuant to the ASC Topic 715, "Compensation-Retirement Benefits."

The following table presents the changes in projected benefit obligation and changes in plan assets for the years ended December 31, 2023 and 2022:

(In thousands)	December 31, 2023		December 31, 2022	
Changes in projected benefit obligation:				
Projected benefit obligation at the beginning of year, defined benefit pension plans	$	73,508	$	97,867
Interest cost		3,800		2,614
Actuarial loss (gain) (1)		1,966		(21,265)
Benefits paid		(5,727)		(5,708)
Projected benefit obligation at the end of year, pension plans	$	73,547	$	73,508
Projected benefit obligation, other postretirement benefit plan		244		182
Projected benefit obligation at the end of year	$	73,791	$	73,690
Changes in plan assets:				
Fair value of plan assets at the beginning of year	$	77,189	$	103,487
Actual return on plan assets - gain (loss)		5,903		(20,590)
Benefits paid		(5,727)		(5,708)
Fair value of pension plan assets at the end of year (2)	$	77,365	$	77,189
Net asset, pension plans		3,818		3,681
Net benefit obligation, other postretirement benefit plan		(244)		(182)
Net asset	$	3,574	$	3,499

(1) For 2022, significant components of the Pension Plans' actuarial loss (gain) that changed the benefit obligation were mainly related to updates in discount rates.
(2) Other postretirement plan did not contain any assets as of December 31, 2023 and 2022.

The weighted-average discount rate used to determine the benefit obligation as of December 31, 2023 and 2022, was 5.14% and 5.43%, respectively. The discount rate is estimated as the single equivalent rate such that the present value of the plan's projected benefit obligation cash flows using the single rate equals the present value of those cash flows using the above mean actuarial yield curve. In developing the expected long-term rate of return assumption, the Corporation evaluated input from a consultant and the Corporation's long-term inflation assumptions and interest rate scenarios. Projected returns are based on the same asset categories as the plan using well-known broad indexes. Expected returns are based on historical returns with adjustments to reflect a more realistic future return. The Corporation anticipated that the Plan's portfolio would generate a long-term rate of return of 5.51% and 4.80% as of December 31, 2023 and 2022. Adjustments are done by categories, taking into consideration current and future market conditions. The Corporation also considered historical returns on its plan assets to review the expected rate of return. The investment policy statement for the Pension Plans includes the following: (i) liability hedging assets to reduce funded status risk, (ii) diversified return seeking assets to reduce equity risk, and (iii) establishes different glidepaths specific for each plan to systematically reduce risk as the funded status improves.

The following table presents information for the plans with a projected benefit obligation and accumulated benefit obligation in excess of plan assets for the years ended December 31, 2023 and 2022:

(In thousands)	December 31, 2023	December 31, 2022
Projected benefit obligation	$ 49,793	$ 48,501
Accumulated benefit obligation	49,793	48,501
Fair value of plan assets	46,801	46,398

The following table presents the components of net periodic cost (benefit) for the years ended December 31, 2023, 2022, and 2021:

	Affected Line Item in the Consolidated Statements of Income	Year Ended December 31,		
(In thousands)		2023	2022	2021
Net periodic benefit, pension plans:				
Interest cost	Other expenses	$ 3,800	$ 2,614	$ 2,473
Expected return on plan assets	Other expenses	(3,543)	(4,158)	(4,523)
Net periodic cost (benefit), pension plans		257	(1,544)	(2,050)
Net periodic cost, postretirement plan	Other expenses	25	8	6
Net periodic cost (benefit)		$ 282	$ (1,536)	$ (2,044)

The following table presents the weighted-average assumptions used to determine the net periodic cost (benefit) for the pension and other postretirement benefit plans for the years ended December 31, 2023, 2022, and 2021:

	Year Ended December 31,		
	2023	2022	2021
Discount rate	5.43%	2.77%	2.36%
Expected return on plan assets	4.80%	4.43%	5.99%

The following table presents the changes in pre-tax accumulated other comprehensive income of the Pension Plans and Postretirement Benefit Plan for the years ended December 31, 2023, 2022, and 2021:

	Year Ended December 31,		
(In thousands)	2023	2022	2021
Accumulated other comprehensive income (loss) at beginning of year, pension plans	$ 1,974	$ 5,457	$ (404)
Net gain (loss)	395	(3,483)	5,861
Accumulated other comprehensive income at end of year, pension plans	2,369	1,974	5,457
Accumulated other comprehensive loss at end of year, postretirement plan	(155)	(61)	(29)
Accumulated other comprehensive income at end of year	$ 2,214	$ 1,913	$ 5,428

The following are the pre-tax amounts recognized in accumulated other comprehensive income for the years ended December 31, 2023, 2022, and 2021:

	Year Ended December 31,		
(In thousands)	2023	2022	2021
Net actuarial gain (loss), pension plans	$ 395	$ (3,483)	$ 5,861
Net actuarial loss, other postretirement benefit plan	(111)	(35)	(2)
Amortization of net loss	17	3	1
Net amount recognized	$ 301	$ (3,515)	$ 5,860

The Pension Plans asset allocations by asset category are as follows as of the indicated dates:

Asset category	December 31, 2023	December 31, 2022
Investment in funds	97%	97%
Other	3%	3%
	100%	100%

As of December 31, 2023 and 2022, substantially all of the plan assets of $77.4 million and $77.2 million, respectively, were invested in common collective trusts, which primarily consist of equity securities, MBS, corporate bonds and U.S. Treasuries.

Determination of Fair Value

The following is a description of the valuation inputs and techniques used to measure the fair value of pension plan assets:

Investment in Funds - Investment in common collective trusts have been measured at fair value using the net asset value per unit as a practical expedient and, accordingly, have not been classified in the fair value hierarchy. Fair value is based on the calculated net asset value of shares held by the Plan as reported by the sponsor of the funds.

Interest-Bearing Deposits - Interest-bearing deposits consist of money market accounts with short-term maturities and, therefore, the carrying value approximates fair value.

The Corporation does not expect to contribute to the Pension Plans during 2024.

The Corporation's investment policy with respect to the Corporation's Pension Plans is to optimize, without undue risk, the total return on investment of the Plan assets after inflation, within a framework of prudent and reasonable portfolio risk. The investment portfolio is diversified in multiple asset classes to reduce portfolio risk, and assets may be shifted between asset classes to reduce volatility when warranted by projections of the economic and/or financial market environment, consistent with Employee Retirement Income Security Act of 1974, as amended (ERISA). As circumstances and market conditions change, the Corporation's target asset allocations may be amended to reflect the most appropriate distribution given the new environment, consistent with the investment objectives.

Expected future benefit payments for the plans during the next ten years are as follows:

	Amount
(In thousands)	
2024	$ 6,386
2025	6,060
2026	6,071
2027	5,923
2028	5,692
2029 through 2033	27,144
	$ 57,276

Defined Contribution Plan

In addition, FirstBank provides contributory retirement plans pursuant to Section 1081.01 of the PR Tax Code for Puerto Rico employees and Section 401(k) of the U.S. Internal Revenue Code for USVI and U.S. employees (the "Plans"). Eligible employees may participate in the Plans after completion of three months of service for purposes of making elective deferral contributions and one year of service with at least 1,000 hours of service for purposes of sharing in the Bank's matching, qualified matching, and qualified non-elective contributions. The Bank contributes a matching contribution of fifty cents for every dollar up to the first 6% of the participants' eligible compensation that a participant contributes to the Plan on a pre-tax basis. The matching contribution of fifty cents for every dollar of the employee's contribution is comprised of: (i) twenty-five cents for every dollar of the employee's contribution up to 6% of the employee's eligible compensation to be paid to the Plan as of each bi-weekly payroll; and (ii) an additional twenty-five cents for every dollar of the employee's contribution up to 6% of the employee's eligible compensation to be deposited as a lump sum subsequent to the Plan Year. Puerto Rico employees were permitted to contribute up to $15,000 for each of the years ended December 31, 2023, 2022 and 2021 (USVI and U.S. employees - $22,500 for 2023, $20,500 for 2022 and $19,500 for 2021). Additional contributions to the Plans may be voluntarily made by the Bank as determined by its Board of Directors. No additional discretionary contributions were made for the years ended December 31, 2023, 2022, and 2021. The Bank had total plan expenses of $3.4 million for the year ended December 31, 2023 (2022 - $3.5 million; 2021 - $3.5 million).

NOTE 20 – OTHER NON-INTEREST INCOME

A detail of other non-interest income is as follows for the indicated periods:

	Year Ended December 31,		
	2023	**2022**	**2021**
(In thousands)			
Non-deferrable loan fees	$ 4,412	$ 3,167	$ 2,990
Mail and cable transmission commissions	3,289	3,100	3,116
Gain from insurance proceeds	379	-	550
Net gain (loss) on equity securities	21	(522)	(102)
Insurance referrals commissions	2,722	2,660	1,162
Gain from sales of fixed assets (1)	3,514	924	32
Gain recognized from legal settlement	3,600	-	-
Other	7,851	6,521	4,681
Total	$ 25,788	$ 15,850	$ 12,429

(1) See Note 6 - "Premises and Equipment" for additional information related to gains from sales of fixed assets.

NOTE 21 – OTHER NON-INTEREST EXPENSES

A detail of other non-interest expenses is as follows for the indicated periods:

	Year Ended December 31,		
	2023	**2022**	**2021**
(In thousands)			
Supplies and printing	$ 1,543	$ 1,505	$ 1,830
Amortization of intangible assets	7,735	8,816	11,407
Servicing and processing fees	5,342	5,343	5,121
Insurance and supervisory fees	9,385	9,354	9,098
Provision for operational losses	3,305	2,518	5,069
Net periodic cost (benefit), pension and other postretirement plans	282	(1,536)	(2,044)
Other	6,074	4,662	4,942
Total	$ 33,666	$ 30,662	$ 35,423

NOTE 22 – INCOME TAXES

The Corporation is subject to Puerto Rico income tax on its income from all sources. Under the PR Tax Code, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns. However, certain subsidiaries that are organized as limited liability companies with a partnership election are treated as pass-through entities for Puerto Rico tax purposes. The Corporation conducts business through certain entities that have special tax treatments, including doing business through an IBE unit of the Bank and through FirstBank Overseas Corporation, each of which are generally exempt from Puerto Rico income taxation under the International Banking Entity Act of Puerto Rico ("IBE Act"), and through a wholly-owned subsidiary that engages in certain Puerto Rico qualified investing and lending activities that have certain tax advantages under Act 60 of 2019.

Under the PR Tax Code, the Corporation is generally not entitled to utilize losses from one subsidiary to offset gains in another subsidiary. Accordingly, in order to obtain a tax benefit from a net operating loss ("NOL"), a particular subsidiary must be able to demonstrate sufficient taxable income within the applicable NOL carry-forward period. Pursuant to the PR Tax Code, the carry-forward period for NOLs incurred during taxable years that commenced after December 31, 2004 and ended before January 1, 2013 is 12 years; for NOLs incurred during taxable years commencing after December 31, 2012, the carryover period is 10 years. The PR Tax Code provides a dividend received deduction of 100% on dividends received from "controlled" subsidiaries subject to taxation in Puerto Rico and 85% on dividends received from other taxable domestic corporations. In addition, the IBE unit of the Bank and FirstBank Overseas Corporation, which were created under the IBE Act, have an exemption on net income derived from specific activities identified in such Act. An IBE that operates as a unit of a bank pays income taxes at the corporate standard rates to the extent that the IBE's net income exceeds 20% of the bank's total net taxable income.

Income tax expense also includes USVI income taxes, as well as applicable U.S. federal and state taxes. As a Puerto Rico corporation, FirstBank is treated as a foreign corporation for U.S. and USVI income tax purposes and is generally subject to U.S. and USVI income tax only on its income from sources within the U.S. and USVI or income effectively connected with the conduct of a trade or business in those jurisdictions. Such tax paid in the U.S. and USVI is also creditable against the Corporation's Puerto Rico tax liability, subject to certain conditions and limitations.

The components of income tax expense are summarized below for the indicated periods:

	Year Ended December 31,		
	2023	**2022**	**2021**
(In thousands)			
Current income tax expense	$ 88,467	$ 88,296	$ 28,469
Deferred income tax expense	6,105	54,216	118,323
Total income tax expense	$ 94,572	$ 142,512	$ 146,792

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Corporation maintains an effective tax rate lower than the Puerto Rico maximum statutory tax rate of 37.5%. The differences between the income tax expense applicable to income before the provision for income taxes and the amount computed by applying the statutory tax rate in Puerto Rico were as follows for the indicated periods:

		Year Ended December 31,					
	2023		**2022**		**2021**		
	Amount	**% of Pretax Income**	**Amount**	**% of Pretax Income**	**Amount**	**% of Pretax Income**	
(Dollars in thousands)							
Computed income tax at statutory rate	$ 149,038	37.5 %	$ 167,844	37.5 %	$ 160,431	37.5 %	
Federal and state taxes	10,008	2.4 %	10,268	2.2 %	7,014	1.6 %	
Benefit of net exempt income	(35,153)	(8.8) %	(31,266)	(7.0) %	(20,717)	(4.8) %	
Disallowed NOL carryforward resulting from net exempt income (1)	-	- %	14,221	3.2 %	8,791	2.0 %	
Deferred tax valuation allowance (1)	-	- %	(8,410)	(1.9) %	(13,572)	(3.2) %	
Share-based compensation windfall	(2,134)	(0.5) %	(1,492)	(0.3) %	(1,044)	(0.2) %	
Preferential tax treatment on qualified investing and lending activities	(19,125)	(4.8) %	(4,500)	(1.0) %	-	- %	
Other permanent differences	(5,138)	(1.3) %	(3,147)	(0.7) %	(1,185)	(0.3) %	
Tax return to provision adjustments	(1,709)	(0.4) %	(519)	(0.1) %	(406)	(0.1) %	
Other-net	(1,215)	(0.3) %	(487)	(0.1) %	7,480	1.7 %	
Total income tax expense	$ 94,572	23.8 %	$ 142,512	31.8 %	$ 146,792	34.2 %	

(1) During 2022 the Corporation fully utilized certain NOLs which under the PR Tax Code were disallowed for carryforward purposes; therefore, there was no adjustment in 2023 in the amount of disallowed NOL carryforward and any related deferred tax valuation allowance.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Significant components of the Corporation's deferred tax assets and liabilities as of December 31, 2023 and 2022 were as follows:

	As of December 31,	
	2023	**2022**
(In thousands)		
Deferred tax asset:		
NOL and capital loss carryforwards	$ 48,633	$ 72,485
Allowance for credit losses	102,005	104,014
Alternative Minimum Tax credits available for carryforward	39,898	40,823
Unrealized loss on OREO valuation	6,360	6,462
Settlement payment-closing agreement	-	7,031
Legal and other reserves	4,059	6,345
Reserve for insurance premium cancellations	824	781
Differences between the assigned values and tax bases of assets and liabilities recognized in purchase business combinations	6,690	5,665
Unrealized loss on available-for-sale debt securities, net	82,944	100,776
Other	7,833	7,722
Total gross deferred tax assets	$ 299,246	$ 352,104
Deferred tax liabilities:		
Servicing assets	9,002	9,786
Pension Plan assets	832	719
Other	97	509
Total gross deferred tax liabilities	9,931	11,014
Valuation allowance	(139,188)	(185,506)
Net deferred tax asset	$ 150,127	$ 155,584

Accounting for income taxes requires that companies assess whether a valuation allowance should be recorded against their deferred tax asset based on an assessment of the amount of the deferred tax asset that is "more likely than not" to be realized. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. Management assesses the valuation allowance recorded against deferred tax assets at each reporting date. The determination of whether a valuation allowance for deferred tax assets is appropriate is subject to considerable judgment and requires the evaluation of positive and negative evidence that can be objectively verified. Consideration must be given to all sources of taxable income available to realize the deferred tax asset, including, as applicable, the future reversal of existing temporary differences, future taxable income forecasts exclusive of the reversal of temporary differences and carryforwards, and tax planning strategies. In estimating taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions considering statutory, judicial, and regulatory guidance.

As of December 31, 2023, the Corporation had a deferred tax asset of $150.1 million, net of a valuation allowance of $139.2 million, compared to a deferred tax asset of $155.6 million, net of a valuation allowance of $185.5 million, as of December 31, 2022. The net deferred tax asset of the Corporation's banking subsidiary, FirstBank, amounted to $150.1 million as of December 31, 2023, net of a valuation allowance of $111.4 million, compared to a net deferred tax asset of $155.6 million, net of a valuation allowance of $149.5 million, as of December 31, 2022. The decrease in the valuation allowance was related primarily to changes in the market value of available-for-sale debt securities and the expiration of capital loss carryforwards, both which resulted in an equal change in the deferred tax asset without impacting earnings. The Corporation maintains a full valuation allowance for its deferred tax assets associated with capital loss carryforwards, NOL carryforwards, and unrealized losses of available-for-sale debt securities.

Management's estimate of future taxable income is based on internal projections that consider historical performance, multiple internal scenarios and assumptions, as well as external data that management believes is reasonable. If events are identified that affect the Corporation's ability to utilize its deferred tax assets, the analysis will be updated to determine if any adjustments to the valuation allowance are required. If actual results differ significantly from the current estimates of future taxable income, even if caused by adverse macro-economic conditions, the remaining valuation allowance may need to be increased. Such an increase could have a material adverse effect on the Corporation's financial condition and results of operations.

As of December 31, 2023, approximately $253.9 million of the deferred tax assets of the Corporation are attributable to temporary differences or tax credit carryforwards that have no expiration date, compared to $279.9 million in 2022. The valuation allowance attributable to FirstBank's deferred tax assets of $111.4 million as of December 31, 2023 is related to the change in the market value of available-for-sale debt securities, NOLs attributable to the Virgin Islands jurisdiction, and capital loss carryforwards. The remaining balance of $27.8 million of the Corporation's deferred tax asset valuation allowance non-attributable to FirstBank is mainly related to NOLs at the holding company level. The Corporation will continue to provide a valuation allowance against its deferred tax assets in each applicable tax jurisdiction until the need for a valuation allowance is eliminated. The need for a valuation allowance is eliminated when the Corporation determines that it is more likely than not the deferred tax assets will be realized. The ability to recognize the remaining deferred tax assets that continue to be subject to a valuation allowance will be evaluated on a quarterly basis to determine if there are any significant events that would affect the ability to utilize these deferred tax assets. As of December 31, 2023, of the $48.6 million of NOL and capital loss carryforwards deferred tax assets, $35.4 million, which are fully valued, have expiration dates ranging from year 2024 through year 2037. From this amount, approximately $15.3 million expires in year 2024 and are not expected to be realized.

In 2017, the Corporation completed a formal ownership change analysis within the meaning of Section 382 of the U.S. Internal Revenue Code ("Section 382") covering a comprehensive period and concluded that an ownership change had occurred during such period. The Section 382 limitation has resulted in higher U.S. and USVI income tax liabilities than we would have incurred in the absence of such limitation. The Corporation has mitigated to an extent the adverse effects associated with the Section 382 limitation as any such tax paid in the U.S. or USVI can be creditable against Puerto Rico tax liabilities or taken as a deduction against taxable income. However, our ability to reduce our Puerto Rico tax liability through such a credit or deduction depends on our tax profile at each annual taxable period, which is dependent on various factors. For 2023, 2022, and 2021, FirstBank incurred current income tax expense of approximately $9.9 million, $10.3 million, and $6.8 million, respectively, related to its U.S. operations. The limitation did not impact the USVI operations in 2023, 2022, and 2021.

The Corporation accounts for uncertain tax positions under the provisions of ASC Topic 740. The Corporation's policy is to report interest and penalties related to unrecognized tax positions in income tax expense. As of December 31, 2023, the Corporation had $0.2 million of accrued interest and penalties related to uncertain tax positions in the amount of $ 0.8 million that it acquired from BSPR, which, if recognized, would decrease the effective income tax rate in future periods. During 2023, a $ 0.3 million benefit was recognized as a result of the expiration of uncertain tax positions acquired from BSPR. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitations, changes in management's judgment about the level of uncertainty, the status of examinations, litigation and legislative activity, and the addition or elimination of uncertain tax positions. The statute of limitations under the PR Tax Code is four years after a tax return is due or filed, whichever is later; the statute of limitations for U.S. and USVI income tax purposes is three years after a tax return is due or filed, whichever is later. The completion of an audit by the taxing authorities or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Corporation's liability for income taxes. Any such adjustment could be material to the results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. For U.S. and USVI income tax purposes, all tax years subsequent to 2019 remain open to examination. For Puerto Rico tax purposes, all tax years subsequent to 2018 remain open to examination.

NOTE 23 – OPERATING LEASES

The Corporation accounts for its leases in accordance with ASC 842 "Leases" ("ASC Topic 842). The Corporation's operating leases are primarily related to the Corporation's branches. Our leases mainly have terms ranging from two years to 30 years, some of which include options to extend the leases for up to ten years. Liabilities to make future lease payments are recorded in accounts payable and other liabilities, while ROU assets are recorded in other assets in the Corporation's consolidated statements of financial condition. As of December 31, 2023 and 2022, the Corporation did not classify any of its leases as a finance lease.

Operating lease cost for the year ended December 31, 2023 amounted to $17.3 million (2022 - $18.4 million; 2021 - $18.2 million), and is recorded in occupancy and equipment in the consolidated statements of income.

Supplemental balance sheet information related to leases was as follows as of the indicated dates:

| | As of December 31, | | | |
	2023		2022	
(Dollars in thousands)				
ROU asset	$	68,495	$	78,855
Operating lease liability	$	71,419	$	81,954
Operating lease weighted-average remaining lease term (in years)		7.0		7.5
Operating lease weighted-average discount rate		2.63%		2.37%

Generally, the Corporation cannot practically determine the interest rate implicit in the lease. Therefore, the Corporation uses its incremental borrowing rate as the discount rate for the lease. See Note 1 – "Nature of Business and Summary of Significant Accounting Policies" for information on how the Corporation determines its incremental borrowing rate.

Supplemental cash flow information related to leases was as follows:

| | Year Ended December 31, | | | | | |
	2023		2022		2021	
(In thousands)						
Operating cash flow from operating leases (1)	$	17,307	$	18,202	$	19,328
ROU assets obtained in exchange for operating lease liabilities (2) (3)	$	4,960	$	5,744	$	5,833

(1) Represents cash paid for amounts included in the measurement of operating lease liabilities.
(2) Represents non-cash activity and, accordingly, is not reflected in the consolidated statements of cash flows.
(3) For the years ended December 31, 2023, 2022 and 2021 excludes $0.1 million, $3.0 million, and $1.3 million, respectively, of lease terminations.

Maturities under operating lease liabilities as of December 31, 2023, were as follows:

	Amount	
(In thousands)		
2024	$	17,000
2025		15,942
2026		14,839
2027		6,768
2028		5,507
2029 and after		19,274
Total lease payments		79,330
Less: imputed interest		(7,911)
Total present value of lease liability	$	71,419

NOTE 24 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

One of the market risks facing the Corporation is interest rate risk, which includes the risk that changes in interest rates will result in changes in the value of the Corporation's assets or liabilities and will adversely affect the Corporation's net interest income from its loan and investment portfolios. The overall objective of the Corporation's interest rate risk management activities is to reduce the variability of earnings caused by changes in interest rates.

As of December 31, 2023 and 2022, all derivatives held by the Corporation were considered economic undesignated hedges. The Corporation records these undesignated hedges at fair value with the resulting gain or loss recognized in current earnings.

The following summarizes the principal derivative activities used by the Corporation in managing interest rate risk:

Interest Rate Cap Agreements – Interest rate cap agreements provide the right to receive cash if a reference interest rate rises above a contractual rate. The value of the interest rate cap increases as the reference interest rate rises. The Corporation enters into interest rate cap agreements for protection from rising interest rates.

Forward Contracts – Forward contracts are primarily sales of to-be-announced ("TBA") MBS that will settle over the standard delivery date and do not qualify as "regular way" security trades. Regular-way security trades are contracts that have no net settlement provision and no market mechanism to facilitate net settlement and that provide for delivery of a security within the time frame generally established by regulations or conventions in the marketplace or exchange in which the transaction is being executed. The forward sales are considered derivative instruments that need to be marked to market. The Corporation uses these securities to economically hedge the FHA/VA residential mortgage loan securitizations of the mortgage banking operations. The Corporation also reports as forward contracts the mandatory mortgage loan sales commitments that it enters into with GSEs that require or permit net settlement via a pair-off transaction or the payment of a pair-off fee.

Interest Rate Lock Commitments – Interest rate lock commitments are agreements under which the Corporation agrees to extend credit to a borrower under certain specified terms and conditions in which the interest rate and the maximum amount of the residential mortgage loan are set prior to funding. Under the agreement, the Corporation commits to lend funds to a potential borrower, generally on a fixed rate basis, regardless of whether interest rates change in the market.

Interest Rate Swaps – An interest rate swap is an agreement between two entities to exchange cash flows in the future. The agreements consist of the Corporation offering borrower-facing derivative products using a "back-to-back" structure in which the borrower-facing derivative transaction is paired with an identical, offsetting transaction with an approved dealer-counterparty. By using a back-to-back trading structure, both the commercial borrower and the Corporation are largely insulated from market risk and volatility. The agreements set the dates on which the cash flows will be paid and the manner in which the cash flows will be calculated.

To satisfy the needs of its customers, the Corporation may enter into non-hedging transactions. In these transactions, the Corporation generally participates as a buyer in one of the agreements and as a seller in the other agreement under the same terms and conditions.

In addition, the Corporation enters into certain contracts with embedded derivatives that do not require separate accounting as these are clearly and closely related to the economic characteristics of the host contract. When the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, it is bifurcated, carried at fair value, and designated as a trading or non-hedging derivative instrument.

The following table summarizes for derivative instruments their notional amounts, fair values and location in the consolidated statements of financial condition as of the indicated dates:

	Notional Amounts (1) December 31, 2023	2022	Statements of Financial Condition Location	Asset Derivatives Fair Value December 31, 2023	2022	Statements of Financial Condition Location	Liability Derivatives Fair Value December 31, 2023	2022
(In thousands)								
Undesignated economic hedges:								
Interest rate contracts:								
Interest rate swap agreements	$ 8,969	$ 9,290	Other assets	$ 283	$ 313	Accounts payable and other liabilities	$ 255	$ 278
Written interest rate cap agreements	-	14,500	Other assets	-	-	Accounts payable and other liabilities	-	197
Purchased interest rate cap agreements	-	14,500	Other assets	-	199	Accounts payable and other liabilities	-	-
Interest rate lock commitments	2,252	3,225	Other assets	58	63	Accounts payable and other liabilities	-	-
Forward Contracts:								
Sales of TBA GNMA MBS pools	7,000	11,000	Other assets	-	58	Accounts payable and other liabilities	62	1
	$ 18,221	$ 52,515		$ 341	$ 633		$ 317	$ 476

(1) Notional amounts are presented on a gross basis with no netting of offsetting exposure positions.

The following table summarizes the effect of derivative instruments on the consolidated statements of income for the indicated periods:

	Location of Gain (Loss) on Derivatives Recognized in Statements of Income	Gain (Loss) Year Ended December 31, 2023	2022	2021
(In thousands)				
Undesignated economic hedges:				
Interest rate contracts:				
Interest rate swap agreements	Interest income - loans	$ (7)	$ 28	$ 24
Written and purchased interest rate cap agreements	Interest income - loans	(1)	2	-
Interest rate lock commitments	Mortgage banking activities	(74)	(322)	(687)
Forward contracts:				
Sales of TBA GNMA MBS pools	Mortgage banking activities	(119)	135	114
Forward loan sales commitments	Mortgage banking activities	-	(20)	-
Total loss on derivatives		$ (201)	$ (177)	$ (549)

Derivative instruments are subject to market risk. As is the case with investment securities, the market value of derivative instruments is largely a function of the financial market's expectations regarding the future direction of interest rates. Accordingly, current market values are not necessarily indicative of the future impact of derivative instruments on earnings. This will depend, for the most part, on the shape of the yield curve, and the level of interest rates, as well as the expectations for rates in the future.

As of December 31, 2023 and 2022, the Corporation had not entered into any derivative instrument containing credit-risk-related contingent features.

Credit and Market Risk of Derivatives

The Corporation uses derivative instruments to manage interest rate risk. By using derivative instruments, the Corporation is exposed to credit and market risk.

If the counterparty fails to perform, credit risk is equal to the extent of the Corporation's fair value gain on the derivative. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty owes the Corporation which, therefore, creates a credit risk for the Corporation. When the fair value of a derivative instrument contract is negative, the Corporation owes the counterparty. The Corporation minimizes its credit risk in derivative instruments by entering into transactions with reputable broker dealers (*i.e.,* financial institutions) that are reviewed periodically by the Management Investment and Asset Liability Committee of the Corporation (the "MIALCO") and by the Corporation's Board of Directors. The Corporation also has a policy of requiring that all derivative instrument contracts be governed by an International Swaps and Derivatives Association Master Agreement, which includes a provision for netting. The Corporation has a policy of diversifying derivatives counterparties to reduce the consequences of counterparty default. The cumulative mark-to-market effect of credit risk in the valuation of derivative instruments in 2023, 2022, and 2021 was immaterial.

Market risk is the adverse effect that a change in interest rates or implied volatility rates has on the value of a financial instrument. The Corporation manages the market risk associated with interest rate contracts by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

In accordance with the master agreements, in the event of default, each party has a right of set-off against the other party for amounts owed under the related agreement and any other amount or obligation owed with respect to any other agreement or transaction between them. As of December 31, 2023 and 2022, derivatives were overcollateralized. See Note 12 − "Securities Sold Under Agreements to Repurchase ("Repurchase Agreements")" for information on rights of set-off associated to assets sold under agreements to repurchase.

NOTE 25 – FAIR VALUE

Fair Value Measurement

ASC Topic 820, "Fair Value Measurement," defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying assets and liabilities, which is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. One of three levels of inputs may be used to measure fair value:

Level 1	Valuations of Level 1 assets and liabilities are obtained from readily-available pricing sources for market transactions involving identical assets or liabilities in active markets.
Level 2	Valuations of Level 2 assets and liabilities are based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	Valuations of Level 3 assets and liabilities are based on unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined by using pricing models for which the determination of fair value requires significant management judgment as to the estimation.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, as well as the classification of such instruments pursuant to the fair value hierarchy. There were no transfers of assets and liabilities measured at fair value between Level 1 and Level 2 measurements during the years ended December 31, 2023 and 2022.

Financial Instruments Recorded at Fair Value on a Recurring Basis

Debt securities available for sale and marketable equity securities held at fair value

The fair value of investment securities was based on unadjusted quoted market prices (as is the case with U.S. Treasury securities and equity securities with readily determinable fair values), when available (Level 1), or market prices for comparable assets (as is the case with U.S. agencies MBS and U.S. agency debt securities) that are based on observable market parameters, including benchmark yields, reported trades, quotes from brokers or dealers, issuer spreads, bids, offers and reference data, including market research operations, when available (Level 2). Observable prices in the market already consider the risk of nonperformance. If listed prices or quotes are not available, fair value is based upon discounted cash flow models that use unobservable inputs due to the limited market activity of the instrument, as is the case with certain private label MBS held by the Corporation (Level 3).

Derivative instruments

The fair value of most of the Corporation's derivative instruments is based on observable market parameters (Level 2) and takes into consideration the credit risk component of paying counterparties, when appropriate. On interest rate caps, only the seller's credit risk is considered. The Corporation valued the interest rate swaps and caps using a discounted cash flow approach based on the related reference rate for each cash flow.

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below as of December 31, 2023 and 2022:

| (In thousands) | As of December 31, 2023 | | | | As of December 31, 2022 | | | |
| | Fair Value Measurements Using | | | | Fair Value Measurements Using | | | |
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Debt securities available for sale:								
U.S. Treasury securities	$ 135,393	$ -	$ -	$ 135,393	$ 138,875	$ -	$ -	$ 138,875
Noncallable U.S. agencies debt securities	-	433,437	-	433,437	-	389,787	-	389,787
Callable U.S. agencies debt securities	-	1,874,960	-	1,874,960	-	1,963,566	-	1,963,566
MBS	-	2,779,994	4,785 (1)	2,784,779	-	3,098,797	5,794 (1)	3,104,591
Puerto Rico government obligations	-	-	1,415	1,415	-	-	2,201	2,201
Other investments	-	-	-	-	-	-	500	500
Equity securities	4,893	-	-	4,893	4,861	-	-	4,861
Derivative assets	-	341	-	341	-	633	-	633
Liabilities:								
Derivative liabilities	-	317	-	317	-	476	-	476

(1) Related to private label MBS.

The table below presents a reconciliation of the beginning and ending balances of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2023, 2022, and 2021:

| Level 3 Instruments Only | Securities Available for Sale (1) | | |
(In thousands)	2023	2022	2021
Beginning balance	$ 8,495	$ 11,084	$ 11,977
Total (losses) gains:			
Included in other comprehensive income (loss) (unrealized)	(750)	(401)	1,281
Included in earnings (unrealized) (2)	(20)	434	136
Purchases	-	-	1,000
Other (3)	(1,525)	(2,622)	(3,310)
Ending balance	$ 6,200	$ 8,495	$ 11,084

(1) Amounts mostly related to private label MBS.

(2) Changes in unrealized gains included in earnings were recognized within provision for credit losses - expense (benefit) and relate to assets still held as of the reporting date.

(3) Mainly includes principal repayments.

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The tables below present quantitative information for significant assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2023 and 2022:

December 31, 2023

(Dollars in thousands)	Fair Value		Valuation Technique	Unobservable Input	Range Minimum	Maximum	Weighted Average
Available-for-sale debt securities:							
Private label MBS	$	4,785	Discounted cash flows	Discount rate	16.1%	16.1%	16.1%
				Prepayment rate	0.0%	6.9%	3.7%
				Projected cumulative loss rate	0.1%	10.9%	4.2%
Puerto Rico government obligations	$	1,415	Discounted cash flows	Discount rate	14.1%	14.1%	14.1%
				Projected cumulative loss rate	25.8%	25.8%	25.8%

December 31, 2022

(Dollars in thousands)	Fair Value		Valuation Technique	Unobservable Input	Range Minimum	Maximum	Weighted Average
Available-for-sale debt securities:							
Private label MBS	$	5,794	Discounted cash flows	Discount rate	16.2%	16.2%	16.2%
				Prepayment rate	1.5%	15.2%	11.8%
				Projected cumulative loss rate	0.3%	15.6%	5.6%
Puerto Rico government obligations	$	2,201	Discounted cash flows	Discount rate	12.9%	12.9%	12.9%
				Projected cumulative loss rate	19.3%	19.3%	19.3%

Information about Sensitivity to Changes in Significant Unobservable Inputs

Private label MBS: The significant unobservable inputs in the valuation include probability of default, the loss severity assumption, and prepayment rates. Shifts in those inputs would result in different fair value measurements. Increases in the probability of default, loss severity assumptions, and prepayment rates in isolation would generally result in an adverse effect on the fair value of the instruments. The Corporation modeled meaningful and possible shifts of each input to assess the effect on the fair value estimation.

Puerto Rico Government Obligations: The significant unobservable input used in the fair value measurement is the assumed loss rate of the underlying residential mortgage loans that collateralize a pass-through MBS guaranteed by the PRHFA. A significant increase (decrease) in the assumed rate would lead to a (lower) higher fair value estimate. See Note 3 – "Debt Securities" for information on the methodology used to calculate the fair value of these debt securities.

Additionally, fair value is used on a nonrecurring basis to evaluate certain assets in accordance with GAAP.

As of December 31, 2023, the Corporation recorded losses or valuation adjustments for assets recognized at fair value on a non-recurring basis and still held at December 31, 2023, as shown in the following table:

(In thousands)	Carrying value as of December 31,			Related to losses recorded for the Year Ended December 31,		
	2023	2022	2021	2023	2022	2021
Level 3:						
Loans receivable (1)	$ 15,609	$ 11,437	$ 31,534	$ (1,839)	$ (736)	$ (5,466)
OREO (2)	3,218	5,461	9,126	(416)	(917)	(48)
Premises and equipment (3)	-	1,242	-	-	(218)	-
Level 2:						
Loans held for sale (4)	$ -	$ 12,306	$ -	$ -	$ (106)	$ -

(1) Consists mainly of collateral dependent commercial and construction loans. The Corporation generally measured losses based on the fair value of the collateral. The Corporation derived the fair values from external appraisals that took into consideration prices in observed transactions involving similar assets in similar locations but adjusted for specific characteristics and assumptions of the collateral (e.g., absorption rates), which are not market observable. The haircuts applied on appraisals ranged from 16% to 20%.

(2) The Corporation derived the fair values from appraisals that took into consideration prices in observed transactions involving similar assets in similar locations but adjusted for specific characteristics and assumptions of the properties (e.g., absorption rates and net operating income of income producing properties), which are not market observable. Losses were related to market valuation adjustments after the transfer of the loans to the OREO portfolio. The haircuts applied on appraisals ranged from 1% to 28%.

(3) Relates to a banking facility reclassified to held-for-sale and measured at the fair value of the collateral.

(4) The Corporation derived the fair value of these loans based on published secondary market prices of MBS with similar characteristics.

Qualitative information regarding the fair value measurements for Level 3 financial instruments as of December 31, 2023 are as follows:

	December 31, 2023	
	Method	**Inputs**
Loans	Income, Market, Comparable Sales, Discounted Cash Flows	External appraised values; probability weighting of broker price opinions; management assumptions regarding market trends or other relevant factors
OREO	Income, Market, Comparable Sales, Discounted Cash Flows	External appraised values; probability weighting of broker price opinions; management assumptions regarding market trends or other relevant factors
Premises and equipment	Market	External appraised value

The following tables present the carrying value, estimated fair value and estimated fair value level of the hierarchy of financial instruments as of December 31, 2023 and 2022:

(In thousands)	Total Carrying Amount in Statement of Financial Condition as of December 31, 2023	Fair Value Estimate as of December 31, 2023	Level 1	Level 2	Level 3
Assets:					
Cash and due from banks and money market investments (amortized cost)	$ 663,164	$ 663,164	$ 663,164	$ -	$ -
Available-for-sale debt securities (fair value)	5,229,984	5,229,984	135,393	5,088,391	6,200
Held-to-maturity debt securities:					
Held-to-maturity debt securities (amortized cost)	354,178				
Less: ACL on held-to-maturity debt securities	(2,197)				
Held-to-maturity debt securities, net of ACL	$ 351,981	346,132	-	235,239	110,893
Equity securities (amortized cost)	44,782	44,782	-	44,782 (1)	-
Other equity securities (fair value)	4,893	4,893	4,893	-	-
Loans held for sale (lower of cost or market)	7,368	7,476	-	7,476	-
Loans held for investment:					
Loans held for investment (amortized cost)	12,185,483				
Less: ACL for loans and finance leases	(261,843)				
Loans held for investment, net of ACL	$ 11,923,640	11,762,855	-	-	11,762,855
MSRs (amortized cost)	26,941	45,244	-	-	45,244
Derivative assets (fair value) (2)	341	341	-	341	-
Liabilities:					
Deposits (amortized cost)	$ 16,555,985	$ 16,565,435	$ -	$ 16,565,435	$ -
Advances from the FHLB (amortized cost):					
Long-term	500,000	500,522	-	500,522	-
Other long-term borrowings (amortized cost)	161,700	159,999	-	-	159,999
Derivative liabilities (fair value) (2)	317	317	-	317	-

(1) Includes FHLB stock with a carrying value of $34.6 million, which is considered restricted.

(2) Includes interest rate swap agreements, interest rate caps, forward contracts, and interest rate lock commitments.

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(In thousands)	Total Carrying Amount in Statement of Financial Condition as of December 31, 2022		Fair Value Estimate as of December 31, 2022		Level 1		Level 2		Level 3
Assets:									
Cash and due from banks and money market investments (amortized cost)	$	480,505	$	480,505	$	480,505	$	-	$	-
Available-for-sale debt securities (fair value)		5,599,520		5,599,520		138,875		5,452,150		8,495
Held-to-maturity debt securities:									
Held-to-maturity debt securities (amortized cost)		437,537								
Less: ACL on held-to-maturity debt securities		(8,286)								
Held-to-maturity debt securities, net of ACL	$	429,251		427,115		-		260,106		167,009
Equity securities (amortized cost)		50,428		50,428		-		50,428 (1)		-
Other equity securities (fair value)		4,861		4,861		4,861		-		-
Loans held for sale (lower of cost or market)		12,306		12,306		-		12,306		-
Loans held for investment:									
Loans held for investment (amortized cost)		11,552,825								
Less: ACL for loans and finance leases		(260,464)								
Loans held for investment, net of ACL	$	11,292,361		11,106,809		-		-		11,106,809
MSRs (amortized cost)		29,037		44,710		-		-		44,710
Derivative assets (fair value) (2)		633		633		-		633		-
Liabilities:									
Deposits (amortized cost)	$	16,143,467	$	16,139,937	$	-	$	16,139,937	$	-
Short-term securities sold under agreements to repurchase (amortized cost)		75,133		75,230		-		75,230		-
Advances from the FHLB (amortized cost)									
Short-term		475,000		474,731		-		474,731		-
Long-term		200,000		199,865		-		199,865		-
Other long-term borrowings (amortized cost)		183,762		187,246		-		-		187,246
Derivative liabilities (fair value) (2)		476		476		-		476		-

(1) Includes FHLB stock with a carrying value of $42.9 million, which is considered restricted.

(2) Includes interest rate swap agreements, interest rate caps, forward contracts, interest rate lock commitments, and forward loan sales commitments.

The short-term nature of certain assets and liabilities result in their carrying value approximating fair value. These include cash and cash due from banks and other short-term assets, such as FHLB stock. Certain assets, the most significant being premises and equipment, goodwill and other intangible assets, are not considered financial instruments and are not included above. Accordingly, this fair value information is not intended to, and does not, represent the Corporation's underlying value. Many of these assets and liabilities that are subject to the disclosure requirements are not actively traded, requiring management to estimate fair values. These estimates necessarily involve the use of assumptions and judgment about a wide variety of factors, including but not limited to, relevancy of market prices of comparable instruments, expected future cash flows, and appropriate discount rates.

NOTE 26 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue Recognition

In accordance with ASC Topic 606, "Revenue from Contracts with Customers" ("ASC Topic 606"), revenues are recognized when control of promised goods or services is transferred to customers and in an amount that reflects the consideration to which the Corporation expects to be entitled in exchange for those goods or services. At contract inception, once the contract is determined to be within the scope of ASC Topic 606, the Corporation assesses the goods or services that are promised within each contract, identifies the respective performance obligations, and assesses whether each promised good or service is distinct. The Corporation then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Disaggregation of Revenue

The following tables summarize the Corporation's revenue, which includes net interest income on financial instruments that is outside of ASC Topic 606 and non-interest income, disaggregated by type of service and business segment for the years ended December 31, 2023, 2022 and 2021:

Year Ended December 31, 2023	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
(In thousands)							
Net interest income loss (1)	$ 78,710	$ 575,436	$ 54,658	$ (13,916)	$ 79,423	$ 22,799	$ 797,110
Service charges and fees on deposit accounts	-	21,207	13,289	-	649	2,897	38,042
Insurance commission income	-	11,906	-	-	202	655	12,763
Card and processing income	-	40,177	98	-	99	3,535	43,909
Other service charges and fees	288	5,592	3,723	-	2,484	855	12,942
Not in scope of ASC Topic 606 (1)	11,112	4,359	4,167	2,038	3,263	99	25,038
Total non-interest income	11,400	83,241	21,277	2,038	6,697	8,041	132,694
Total Revenue	$ 90,110	$ 658,677	$ 75,935	$ (11,878)	$ 86,120	$ 30,840	$ 929,804

Year Ended December 31, 2022	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
(In thousands)							
Net interest income (1)	$ 98,920	$ 442,624	$ 109,822	$ 39,600	$ 80,485	$ 23,842	$ 795,293
Service charges and fees on deposit accounts	-	21,906	12,412	-	607	2,898	37,823
Insurance commission income	-	12,733	-	-	15	995	13,743
Card and processing income	-	35,683	1,568	-	67	3,098	40,416
Other service charges and fees	341	4,558	3,397	-	2,113	684	11,093
Not in scope of ASC Topic 606 (1)	15,609	3,577	812	(74)	58	35	20,017
Total non-interest income (loss)	15,950	78,457	18,189	(74)	2,860	7,710	123,092
Total Revenue	$ 114,870	$ 521,081	$ 128,011	$ 39,526	$ 83,345	$ 31,552	$ 918,385

Year Ended December 31, 2021	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
(In thousands)							
Net interest income (1)	$ 104,638	$ 281,703	$ 191,917	$ 59,331	$ 65,967	$ 26,373	$ 729,929
Service charges and fees on deposit accounts	-	20,083	11,807	-	555	2,839	35,284
Insurance commission income	-	11,166	-	-	114	665	11,945
Card and processing income	-	32,639	1,161	-	51	2,657	36,508
Other service charges and fees	771	4,185	2,641	-	1,844	556	9,997
Not in scope of ASC Topic 606 (1)	23,507	1,701	423	227	1,399	173	27,430
Total non-interest income	24,278	69,774	16,032	227	3,963	6,890	121,164
Total Revenue	$ 128,916	$ 351,477	$ 207,949	$ 59,558	$ 69,930	$ 33,263	$ 851,093

(1) Most of the Corporation's revenue is not within the scope of ASC Topic 606. The guidance explicitly excludes net interest income from financial assets and liabilities, as well as other non-interest income from loans, leases, investment securities and derivative financial instruments.

For 2023, 2022, and 2021, most of the Corporation's revenue within the scope of ASC Topic 606 was related to performance obligations satisfied at a point in time.

The following is a discussion of the revenues under the scope of ASC Topic 606.

Service Charges and Fees on Deposit Accounts

Service charges and fees on deposit accounts relate to fees generated from a variety of deposit products and services rendered to customers. Charges primarily include, but are not limited to, overdraft fees, insufficient fund fees, dormant fees, and monthly service charges. Such fees are recognized concurrently with the event at the time of occurrence or on a monthly basis, in the case of monthly service charges. These depository arrangements are considered day-to-day contracts that do not extend beyond the services performed, as customers have the right to terminate these contracts with no penalty or, if any, nonsubstantive penalties.

Insurance Commissions

For insurance commissions, which include regular and contingent commissions paid to the Corporation's insurance agency, the agreements contain a performance obligation related to the sale/issuance of the policy and ancillary administrative post-issuance support. The performance obligations are satisfied when the policies are issued, and revenue is recognized at that point in time. In addition, contingent commission income may be considered to be constrained, as defined under ASC Topic 606. Contingent commission income is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur or payments are received, thus, is recorded in subsequent periods. For the years ended December 31, 2023, 2022, and 2021, the Corporation recognized contingent commission income at the time that payments were confirmed and constraints were released of $2.5 million, $3.2 million, and $3.3 million, respectively, which was related to the volume of insurance policies sold in the prior year.

Card and processing income

Card and processing income includes merchant-related income, and credit and debit card fees.

For merchant-related income, the determination of income recognition included the consideration of a 2015 sale of merchant contracts that involved sales of point of sale ("POS") terminals and a marketing alliance under a revenue-sharing agreement. The Corporation concluded that control of the POS terminals and merchant contracts was transferred to the customer at the contract's inception. With respect to the related revenue-sharing agreement, the Corporation satisfies the marketing alliance performance obligation over the life of the contract, and recognizes the associated transaction price as the entity performs and any constraints over the variable consideration are resolved.

Credit and debit card fees primarily represent revenues earned from interchange fees and ATM fees. Interchange and network revenues are earned on credit and debit card transactions conducted with payment networks. ATM fees are primarily earned as a result of surcharges assessed to non-FirstBank customers who use a FirstBank ATM. Such fees are generally recognized concurrently with the delivery of services on a daily basis.

The Corporation offers products, primarily credit cards, that offer various rewards to reward program members, such as airline tickets, cash, or merchandise, based on account activity. The Corporation generally recognizes the cost of rewards as part of business promotion expenses when the rewards are earned by the customer and, at that time, records the corresponding reward liability. The Corporation determines the reward liability based on points earned to date that the Corporation expects to be redeemed and the average cost per point redemption. The reward liability is reduced as points are redeemed. In estimating the reward liability, the Corporation considers historical reward redemption behavior, the terms of the current reward program, and the card purchase activity. The reward liability is sensitive to changes in the reward redemption type and redemption rate, which is based on the expectation that the vast majority of all points earned will eventually be redeemed. The reward liability, which is included in other liabilities in the consolidated statements of financial condition, totaled $8.9 million and $9.2 million as of December 31, 2023 and 2022, respectively.

Other Fees

Other fees primarily include revenues generated from wire transfers, lockboxes, bank issuances of checks and trust fees recognized from transfer paying agent, retirement plan, and other trustee activities. Revenues are recognized on a recurring basis when the services are rendered and are included as part of other non-interest income in the consolidated statements of income.

Contract Balances

As of December 31, 2023 and 2022, there were no contract assets recorded on the Corporation's consolidated financial statements. Moreover, the balances of contract liabilities as of such dates were not significant.

Other

The Corporation also did not have any material contract acquisition costs and did not make any significant judgments or estimates in recognizing revenue for financial reporting purposes.

NOTE 27 – SEGMENT INFORMATION

Based upon the Corporation's organizational structure and the information provided to the Chief Executive Officer and management, the operating segments are based primarily on the Corporation's lines of business for its operations in Puerto Rico, the Corporation's principal market, and by geographic areas for its operations outside of Puerto Rico. As of December 31, 2023, the Corporation had six reportable segments: Mortgage Banking; Consumer (Retail) Banking; Commercial and Corporate Banking; Treasury and Investments; United States Operations; and Virgin Islands Operations. Management determined the reportable segments based on the internal structure used to evaluate performance and to assess where to allocate resources. Other factors, such as the Corporation's organizational chart, nature of the products, distribution channels, and the economic characteristics of the products, were also considered in the determination of the reportable segments.

The Mortgage Banking segment consists of the origination, sale, and servicing of a variety of residential mortgage loans. The Mortgage Banking segment also acquires and sells mortgages in the secondary markets. The Consumer (Retail) Banking segment consists of the Corporation's consumer lending and deposit-taking activities conducted mainly through its branch network and loan centers. The Commercial and Corporate Banking segment consists of the Corporation's lending and other services for large customers represented by specialized and middle-market clients and the public sector. The Commercial and Corporate Banking segment offers commercial loans, including commercial real estate and construction loans, and floor plan financings, as well as other products, such as cash management and business management services. The Treasury and Investments segment is responsible for the Corporation's investment portfolio and treasury functions that are executed to manage and enhance liquidity. This segment lends funds to the Commercial and Corporate Banking, the Mortgage Banking, the Consumer (Retail) Banking, and the United States Operations segments to finance their lending activities and borrows from those segments. The Consumer (Retail) Banking segment also lends funds to other segments. The interest rates charged or credited by the Treasury and Investments and the Consumer (Retail) Banking segments are allocated based on market rates. The difference between the allocated interest income or expense and the Corporation's actual net interest income from centralized management of funding costs is reported in the Treasury and Investments segment. The United States Operations segment consists of all banking activities conducted by FirstBank in the United States mainland, including commercial and consumer banking services. The Virgin Islands Operations segment consists of all banking activities conducted by the Corporation in the USVI and the BVI, including commercial and consumer banking services.

The accounting policies of the segments are the same as those referred to in Note 1 – "Nature of Business and Summary of Significant Accounting Policies."

The Corporation evaluates the performance of the segments based on net interest income, the provision for credit losses, non-interest income and direct non-interest expenses. The segments are also evaluated based on the average volume of their interest-earning assets less the ACL.

The following tables present information about the reportable segments for the indicated periods:

	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate Banking	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
(In thousands)							
Year Ended December 31, 2023							
Interest income	$ 126,625	$ 354,970	$ 265,395	$ 116,382	$ 132,490	$ 27,624	$ 1,023,486
Net (charge) credit for transfer of funds	(47,915)	356,262	(210,737)	(93,405)	(4,205)	-	-
Interest expense	-	(135,796)	-	(36,893)	(48,862)	(4,825)	(226,376)
Net interest income (loss)	78,710	575,436	54,658	(13,916)	79,423	22,799	797,110
Provision for credit losses - (benefit) expense	(7,531)	65,887	(6,189)	20	8,687	66	60,940
Non-interest income	11,400	83,241	21,277	2,038	6,697	8,041	132,694
Direct non-interest expenses	23,469	173,158	39,718	3,799	34,682	27,900	302,726
Segment income (loss)	$ 74,172	$ 419,632	$ 42,406	$ (15,697)	$ 42,751	$ 2,874	$ 566,138
Average earnings assets	$ 2,143,179	$ 3,295,486	$ 3,780,195	$ 6,186,018	$ 2,072,292	$ 389,489	$ 17,866,659

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(In thousands)	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate Banking	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
Year Ended December 31, 2022							
Interest income	$ 130,185	$ 302,631	$ 205,888	$ 104,215	$ 94,782	$ 24,913	$ 862,614
Net (charge) credit for transfer of funds	(31,265)	173,917	(96,066)	(43,838)	(2,748)	-	-
Interest expense	-	(33,924)	-	(20,777)	(11,549)	(1,071)	(67,321)
Net interest income	98,920	442,624	109,822	39,600	80,485	23,842	795,293
Provision for credit losses - (benefit) expense	(7,643)	57,123	(20,241)	(434)	(3,073)	1,964	27,696
Non-interest income (loss)	15,950	78,457	18,189	(74)	2,860	7,710	123,092
Direct non-interest expenses	23,049	162,663	37,131	3,702	33,365	27,911	287,821
Segment income	$ 99,464	$ 301,295	$ 111,121	$ 36,258	$ 53,053	$ 1,677	$ 602,868
Average earnings assets	$ 2,233,245	$ 2,918,800	$ 3,626,107	$ 7,300,208	$ 2,069,030	$ 369,504	$ 18,516,894

(In thousands)	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate Banking	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
Year ended December 31, 2021:							
Interest income	$ 144,203	$ 271,127	$ 201,684	$ 67,841	$ 82,194	$ 27,659	$ 794,708
Net (charge) credit for transfer of funds	(39,565)	38,859	(9,767)	14,687	(4,214)	-	-
Interest expense	-	(28,283)	-	(23,197)	(12,013)	(1,286)	(64,779)
Net interest income	104,638	281,703	191,917	59,331	65,967	26,373	729,929
Provision for credit losses - (benefit) expense	(16,030)	20,322	(67,544)	(136)	(975)	(1,335)	(65,698)
Non-interest income	24,278	69,774	16,032	227	3,963	6,890	121,164
Direct non-interest expenses	29,125	165,357	36,219	4,093	33,902	28,084	296,780
Segment income	$ 115,821	$ 165,798	$ 239,274	$ 55,601	$ 37,003	$ 6,514	$ 620,011
Average earnings assets	$ 2,506,365	$ 2,551,278	$ 3,793,945	$ 7,827,326	$ 2,126,528	$ 430,499	$ 19,235,941

The following table presents a reconciliation of the reportable segment financial information to the consolidated totals for the indicated periods:

	Year Ended December 31,		
(In thousands)	2023	2022	2021
Net income:			
Total income for segments	$ 566,138	$ 602,868	$ 620,011
Other operating expenses (1)	168,702	155,284	192,194
Income before income taxes	397,436	447,584	427,817
Income tax expense	94,572	142,512	146,792
Total consolidated net income	$ 302,864	$ 305,072	$ 281,025
Average assets:			
Total average earning assets for segments	$ 17,866,659	$ 18,516,894	$ 19,235,941
Average non-earning assets	839,764	861,755	1,067,092
Total consolidated average assets	$ 18,706,423	$ 19,378,649	$ 20,303,033

(1) Expenses pertaining to corporate administrative functions that support the operating segment, but are not specifically attributable to or managed by any segment, are not included in the reported financial results of the operating segments. The unallocated corporate expenses include certain general and administrative expenses and related depreciation and amortization expenses.

225

The following table presents revenues (interest income plus non-interest income) and selected balance sheet data by geography based on the location in which the transaction was originated as of the indicated dates:

(In thousands)	2023		2022		2021	
Revenues:						
Puerto Rico	$	981,328	$	855,441	$	795,166
United States		139,187		97,642		86,157
Virgin Islands		35,665		32,623		34,549
Total consolidated revenues	$	1,156,180	$	985,706	$	915,872
Selected Balance Sheet Information:						
Total assets:						
Puerto Rico	$	16,308,000	$	16,020,987	$	18,175,910
United States		2,141,427		2,213,333		2,189,440
Virgin Islands		460,122		400,164		419,925
Loans:						
Puerto Rico	$	9,745,872	$	9,097,013	$	8,755,434
United States		2,022,261		2,088,351		1,948,716
Virgin Islands		424,718		379,767		391,663
Deposits:						
Puerto Rico (1)	$	13,429,303	$	12,933,570	$	14,113,874
United States (2)		1,631,402		1,623,725		1,928,749
Virgin Islands		1,495,280		1,586,172		1,742,271

(1) For 2023, 2022, and 2021, includes $420.2 million, $1.4 million, and $34.2 million, respectively, of brokered CDs allocated to Puerto Rico operations.
(2) For 2023, 2022, and 2021 includes $363.1 million, $104.4 million, and $66.2 million, respectively, of brokered CDs allocated to United States operations.

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 28 – SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION

Supplemental statement of cash flows information is as follows for the indicated periods:

	Year Ended December 31,		
	2023	2022	2021
(In thousands)			
Cash paid for:			
Interest	$ 207,829	$ 65,986	$ 68,668
Income tax	109,512	51,798	15,477
Operating cash flow from operating leases	17,307	18,202	19,328
Non-cash investing and financing activities:			
Additions to OREO	22,649	15,350	19,348
Additions to auto and other repossessed assets	66,796	45,607	33,408
Capitalization of servicing assets	2,240	3,122	5,194
Loan securitizations	122,732	141,909	191,434
Loans held for investment transferred to held for sale	3,451	4,632	33,010
ROU assets obtained in exchange for operating lease liabilities, net of lease terminations	4,861	2,733	4,553
Acquisition [1]:			
Consideration	$ -	$ -	$ 584
Fair value of assets acquired	-	-	605

[1] Relates to the fair value estimate update performed within one year of the closing of the BSPR acquisition (measurement period adjustments), in accordance with ASC 805.

NOTE 29 – REGULATORY MATTERS, COMMITMENTS AND CONTINGENCIES

Regulatory Matters

The Corporation and FirstBank are each subject to various regulatory capital requirements imposed by the U.S. federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Corporation's financial statements and activities. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's and FirstBank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments and adjustment by the regulators with respect to minimum capital requirements, components, risk weightings, and other factors. As of December 31, 2023 and 2022, the Corporation and FirstBank exceeded the minimum regulatory capital ratios for capital adequacy purposes and FirstBank exceeded the minimum regulatory capital ratios to be considered a well-capitalized institution under the regulatory framework for prompt corrective action. As of December 31, 2023, management does not believe that any condition has changed or event has occurred that would have changed the institution's status.

The Corporation and FirstBank compute risk-weighted assets using the standardized approach required by the U.S. Basel III capital rules ("Basel III rules").

The Basel III rules require the Corporation to maintain an additional capital conservation buffer of 2.5% on certain regulatory capital ratios to avoid limitations on both (i) capital distributions (e.g., repurchases of capital instruments, dividends and interest payments on capital instruments) and (ii) discretionary bonus payments to executive officers and heads of major business lines.

As part of its response to the impact of COVID-19, on March 31, 2020, the federal banking agencies issued an interim final rule that provided the option to temporarily delay the effects of CECL on regulatory capital for two years, followed by a three-year transition period. The interim final rule provides that, at the election of a qualified banking organization, the day one impact to retained earnings plus 25% of the change in the ACL (as defined in the final rule) from January 1, 2020 to December 31, 2021 will be delayed for two years and phased-in at 25% per year beginning on January 1, 2022 over a three-year period, resulting in a total transition period of five years. Accordingly, as of December 31, 2023, the capital measures of the Corporation and the Bank included $32.4 million associated with the CECL day one impact to retained earnings plus 25% of the increase in the ACL (as defined in the interim final rule) from January 1, 2020 to December 31, 2021, and $32.4 million remains excluded to be phased-in during the remainder of the three-year transition period. The federal financial regulatory agencies may take other measures affecting regulatory capital to address macroeconomic conditions, as well as the effect of regional bank failures in the U.S. mainland during the first half of 2023, although the nature and impact of such actions cannot be predicted at this time.

The regulatory capital position of the Corporation and FirstBank as of December 31, 2023 and 2022, which reflects the delay in the full effect of CECL on regulatory capital, were as follows:

	Regulatory Requirements						
	Actual		**For Capital Adequacy Purposes**		**To be Well-Capitalized Thresholds**		
	Amount	Ratio	Amount	Ratio	Amount	Ratio	
(Dollars in thousands)							
As of December 31, 2023							
Total Capital (to Risk-Weighted Assets)							
First BanCorp.	$ 2,403,319	18.57%	$ 1,035,589	8.0%	N/A	N/A	
FirstBank	$ 2,376,003	18.36%	$ 1,035,406	8.0%	$ 1,294,257	10.0%	
CET1 Capital (to Risk-Weighted Assets)							
First BanCorp.	$ 2,084,432	16.10%	$ 528,519	4.5%	N/A	N/A	
FirstBank	$ 2,113,995	16.33%	$ 582,416	4.5%	$ 841,267	6.5%	
Tier I Capital (to Risk-Weighted Assets)							
First BanCorp.	$ 2,084,432	16.10%	$ 776,692	6.0%	N/A	N/A	
FirstBank	$ 2,213,995	17.11%	$ 776,554	6.0%	$ 1,035,406	8.0%	
Leverage ratio							
First BanCorp.	$ 2,084,432	10.78%	$ 773,615	4.0%	N/A	N/A	
FirstBank	$ 2,213,995	11.45%	$ 773,345	4.0%	$ 966,682	5.0%	
As of December 31, 2022							
Total Capital (to Risk-Weighted Assets)							
First BanCorp.	$ 2,385,866	19.21%	$ 993,405	8.0%	N/A	N/A	
FirstBank	$ 2,346,093	18.90%	$ 993,264	8.0%	$ 1,241,580	10.0%	
CET1 Capital (to Risk-Weighted Assets)							
First BanCorp.	$ 2,052,333	16.53%	$ 558,790	4.5%	N/A	N/A%	
FirstBank	$ 2,090,832	16.84%	$ 558,711	4.5%	$ 807,027	6.5%	
Tier I Capital (to Risk-Weighted Assets)							
First BanCorp.	$ 2,052,333	16.53%	$ 745,054	6.0%	N/A	N/A	
FirstBank	$ 2,190,832	17.65%	$ 744,948	6.0%	$ 993,264	8.0%	
Leverage ratio							
First BanCorp.	$ 2,052,333	10.70%	$ 767,075	4.0%	N/A	N/A	
FirstBank	$ 2,190,832	11.43%	$ 766,714	4.0%	$ 958,392	5.0%	

Cash Restrictions

Cash and cash equivalents include amounts segregated for regulatory purposes. The Corporation's bank subsidiary, FirstBank, is required by the Puerto Rico Banking Law to maintain minimum average weekly reserve balances to cover demand deposits. The amount of those minimum average weekly reserve balances for the period that ended December 31, 2023 was $1.0 billion (2022 - $1.1 billion). As of December 31, 2023 and 2022, the Bank complied with the requirement. Cash and due from banks as well as other highly liquid securities are used to cover the required average reserve balances.

As of December 31, 2023, and as required by the Puerto Rico International Banking Law, the Corporation maintained $0.3 million in time deposits, related to FirstBank Overseas Corporation, an international banking entity that is a subsidiary of FirstBank.

Commitments

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. Management uses the same credit policies and approval process in entering into commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since certain commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. For most of the commercial lines of credit, the Corporation has the option to reevaluate the agreement prior to additional disbursements. In the case of credit cards and personal lines of credit, the Corporation can cancel the unused credit facility at any time and without cause.

In general, commercial and standby letters of credit are issued to facilitate foreign and domestic trade transactions. Normally, commercial and standby letters of credit are short-term commitments used to finance commercial contracts for the shipment of goods. The collateral for these letters of credit includes cash or available commercial lines of credit. The fair value of commercial and standby letters of credit is based on the fees currently charged for such agreements, which, as of December 31, 2023 and 2022, were not significant.

The following table summarizes commitments to extend credit and standby letters of credit as of the indicated dates:

	December 31,	
	2023	**2022**
(In thousands)		
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit:		
Construction undisbursed funds	$ 234,974	$ 170,639
Unused credit card lines	882,486	936,231
Unused personal lines of credit	38,956	41,988
Commercial lines of credit	862,963	761,634
Letters of credit:		
Commercial letters of credit	69,543	68,647
Standby letters of credit	8,313	9,160

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Contingencies

As of December 31, 2023, First BanCorp. and its subsidiaries were defendants in various legal proceedings, claims and other loss contingencies arising in the ordinary course of business. On at least a quarterly basis, the Corporation assesses its liabilities and contingencies in connection with threatened and outstanding legal proceedings, claims and other loss contingencies utilizing the latest information available. For legal proceedings, claims and other loss contingencies where it is both probable that the Corporation will incur a loss and the amount can be reasonably estimated, the Corporation establishes an accrual for the loss. Once established, the accrual is adjusted as appropriate to reflect any relevant developments. For legal proceedings, claims and other loss contingencies where a loss is not probable or the amount of the loss cannot be estimated, no accrual is established.

Any estimate involves significant judgment, given the varying stages of the proceedings (including the fact that some of them are currently in preliminary stages), the existence in some of the current proceedings of multiple defendants whose share of liability has yet to be determined, the numerous unresolved issues in the proceedings, and the inherent uncertainty of the various potential outcomes of such proceedings. Accordingly, the Corporation's estimate will change from time to time, and actual losses may be more or less than the current estimate.

While the final outcome of legal proceedings, claims, and other loss contingencies is inherently uncertain, based on information currently available, management believes that the final disposition of the Corporation's legal proceedings, claims and other loss contingencies, to the extent not previously provided for, will not have a material adverse effect on the Corporation's consolidated financial position as a whole.

If management believes that, based on available information, it is at least reasonably possible that a material loss (or material loss in excess of any accrual) will be incurred in connection with any legal contingencies, the Corporation discloses an estimate of the possible loss or range of loss, either individually or in the aggregate, as appropriate, if such an estimate can be made, or discloses that an estimate cannot be made. Based on the Corporation's assessment as of December 31, 2023, no such disclosures were necessary.

On November 16, 2023, the FDIC approved a final rule to implement a special assessment to recover the loss to the Deposit Insurance Fund associated with protecting uninsured depositors following the closure of Silicon Valley Bank and Signature Bank during the first half of 2023. Under the final rule, the FDIC will collect the special assessment at quarterly rate of 3.36 basis points, beginning with the first quarterly assessment period of 2024 (i.e, January 1 through March 31, 2024) with an invoice payment date of June 28, 2024, and will continue to collect special assessments for an anticipated total of eight quarterly assessment periods. The base for the special assessment is equal to the estimated uninsured deposits reported for the December 31, 2022 reporting period, adjusted to exclude the first $5 billion of such amount. In association with this final rule and as required by ASC Topic 450, "Contingencies," during the fourth quarter of 2023, the Corporation recorded a charge of $6.3 million in the consolidated statements of income as part of "FDIC deposit insurance expenses", which reflects the expected total payment to be made to the FDIC as of December 31, 2023.

On February 23, 2024, the FDIC informed that the estimated loss attributable to the protection of uninsured depositors of the aforementioned failed institutions is $20.4 billion, an increase of approximately $4.1 billion from the estimate of $16.3 billion described in the final rule. The FDIC retains the ability to cease collection early, extend the special assessment collection period beyond the eight-quarter collection period, or impose an additional shortfall special assessment on a one-time basis after the receiverships for the two banks are terminated. The collection period may change due to updates to the estimated loss pursuant to the systemic risk determination or if assessments collected change due to corrective amendments to the amount of uninsured deposits reported for the December 31, 2022 reporting period. The FDIC will provide any updates on the estimated loss and collection period for the special assessment with the first quarter 2024 special assessment invoice, released in June 2024. As of December 31, 2023, the Corporation cannot reasonably estimate the additional impact on the initial estimate of the special assessment, as such estimate is dependent on the progress of liquidation efforts of the failed institutions.

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 30 – FIRST BANCORP. (HOLDING COMPANY ONLY) FINANCIAL INFORMATION

The following condensed financial information presents the financial position of First BanCorp. at the holding company level only as of December 31, 2023 and 2022, and the results of its operations and cash flows for the years ended December 31, 2023, 2022 and 2021:

Statements of Financial Condition

		As of December 31,		
		2023		2022
(In thousands)				
Assets				
Cash and due from banks	$	11,452	$	19,279
Other investment securities		825		735
Investment in First Bank Puerto Rico, at equity		1,627,172		1,464,026
Investment in First Bank Insurance Agency, at equity		24,948		28,770
Investment in FBP Statutory Trust I		1,289		1,951
Investment in FBP Statutory Trust II		3,561		3,561
Dividends receivable		713		624
Other assets		476		430
Total assets	$	1,670,436	$	1,519,376
Liabilities and Stockholders' Equity				
Liabilities:				
Long-term borrowings	$	161,700	$	183,762
Accounts payable and other liabilities		11,127		10,074
Total liabilities		172,827		193,836
Stockholders' equity		1,497,609		1,325,540
Total liabilities and stockholders' equity	$	1,670,436	$	1,519,376

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Statements of Income

	Year Ended December 31,		
	2023	2022	2021
(In thousands)			
Income			
Interest income on money market investments	$ 228	$ 79	$ 51
Dividend income from banking subsidiaries	319,683	368,670	98,060
Dividend income from non-banking subsidiaries	12,000	-	30,000
Gain on early extinguishment of debt	1,605	-	-
Other income	406	248	154
Total income	333,922	368,997	128,265
Expense			
Interest expense on long-term borrowings	13,535	8,253	5,135
Other non-interest expenses	1,817	1,730	1,929
Total expense	15,352	9,983	7,064
Income before income taxes and equity in undistributed earnings of subsidiaries	318,570	359,014	121,201
Income tax expense	3,126	3,448	2,854
Equity in undistributed earnings of subsidiaries (distribution in excess of earnings)	(12,580)	(50,494)	162,678
Net income	$ 302,864	$ 305,072	$ 281,025
Other comprehensive income (loss), net of tax	165,608	(720,779)	(139,454)
Comprehensive income (loss)	$ 468,472	$ (415,707)	$ 141,571

Statements of Cash Flows

(In thousands)		Year Ended December 31,					
		2023		2022		2021	
Cash flows from operating activities:							
Net income	$	302,864	$	305,072	$	281,025	
Adjustments to reconcile net income to net cash provided by operating activities:							
Stock-based compensation		145		148		149	
Equity in undistributed earnings of subsidiaries		12,580		50,494		(162,678)	
Gain on early extinguishment of debt		(1,605)		-		-	
Net (increase) decrease in other assets		(146)		(688)		1,657	
Net increase in other liabilities		1,127		1,545		3,578	
Net cash provided by operating activities		314,965		356,571		123,731	
Cash flows from investing activities:							
Purchase of equity securities		(90)		(450)		-	
Return of capital from wholly-owned subsidiaries (1)		-		8,000		200,000	
Net cash (used in) provided by investing activities		(90)		7,550		200,000	
Cash flows from financing activities:							
Repurchase of common stock		(203,241)		(277,769)		(216,522)	
Repayment of junior subordinated debentures		(19,795)		-		-	
Dividends paid on common stock		(99,666)		(87,824)		(65,021)	
Dividends paid on preferred stock		-		-		(2,453)	
Redemption of preferred stock - Series A through E		-		-		(36,104)	
Net cash used in financing activities		(322,702)		(365,593)		(320,100)	
Net (decrease) increase in cash and cash equivalents		(7,827)		(1,472)		3,631	
Cash and cash equivalents at beginning of the year		19,279		20,751		17,120	
Cash and cash equivalents at end of year	$	11,452	$	19,279	$	20,751	
Cash and cash equivalents include:							
Cash and due from banks	$	11,452	$	19,279	$	20,751	
Money market instruments		-		-		-	
	$	11,452	$	19,279	$	20,751	

(1) During 2022 and 2021, FirstBank, a wholly-owned subsidiary of First BanCorp., redeemed 0.3 million and 8 million shares of its preferred stock, respectively, for a total price of approximately $8.0 million and $200 million, respectively.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

First BanCorp.'s management, including its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of First BanCorp.'s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Form 10-K. Based on this evaluation as of the period covered by this Form 10-K, our CEO and CFO concluded that the Corporation's disclosure controls and procedures were effective and provide reasonable assurance that the information required to be disclosed by the Corporation in reports that the Corporation files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and reported to the Corporation's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting is included in Part II, Item 8 of this Form 10-K and incorporated herein by reference.

The effectiveness of the Corporation's internal control over financial reporting as of December 31, 2023 has been audited by Crowe LLP, an independent registered public accounting firm, as stated in their report included in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes to the Corporation's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recent quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Arrangements

During the quarter ended December 31, 2023, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information in response to this item is incorporated herein by reference from the sections entitled "Information With Respect to Nominees Standing for Election as Directors and With Respect to Executive Officers of the Corporation," "Corporate Governance and Related Matters," "Delinquent Section 16(a) Reports" and "Audit Committee Report" contained in First BanCorp.'s definitive Proxy Statement for use in connection with its 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement") to be filed with the SEC within 120 days of December 31, 2023.

Item 11. Executive Compensation.

Information in response to this item is incorporated herein by reference from the sections entitled "Compensation Committee Interlocks and Insider Participation," "Compensation of Directors," "Non-Management Chairman and Specialized Expertise," "Executive Compensation Disclosure – Compensation Discussion and Analysis," "Executive Compensation Tables and Compensation Information" and "Compensation Committee Report" in the 2024 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities authorized for issuance under equity compensation plans

The following table sets forth information about First BanCorp. common stock authorized for issuance under First BanCorp.'s existing equity compensation plan as of December 31, 2023:

Plan category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans, approved by stockholders	534,261 [1]	$ -	3,153,621 [2]
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	534,261	$ -	3,153,621

(1) Amount represents unvested performance-based units granted to executives, with each unit representing one share of the Corporation's common stock. Performance shares will vest on the achievement of a pre-established performance target goal at the end of a three-year performance period. Refer to Note 16 - "Stock-Based Compensation" to the consolidated financial statements for more information on performance units.
(2) Securities available for future issuance under the First BanCorp. 2008 Omnibus Incentive Plan (the "Omnibus Plan"), which was initially approved by stockholders on April 29, 2008. On May 24, 2016, the Omnibus Plan was amended to, among other things, increase the number of shares of common stock reserved for issuance under the Omnibus Plan and extend the term of the Omnibus Plan to May 24, 2026. The Omnibus Plan provides for equity-based compensation incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, and other stock-based awards. As amended, the Omnibus Plan provides for the issuance of up to 14,169,807 shares of common stock, subject to adjustments for stock splits, reorganization and other similar events.

Additional information in response to this item is incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the 2024 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information in response to this item is incorporated herein by reference from the sections entitled "Certain Relationships and Related Person Transactions" and "Corporate Governance and Related Matters" in the 2024 Proxy Statement.

Item 14. Principal Accountant Fees and Services.

Audit Fees

Information in response to this item is incorporated herein by reference from the section entitled "Audit Fees" and "Audit Committee Report" in the 2024 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this report.

(1) *Financial Statements.*

The following consolidated financial statements of First BanCorp., together with the reports thereon of First BanCorp.'s independent registered public accounting firm, Crowe LLP (PCAOB ID No. 173), dated February 28, 2024, are included in Part II, Item 8 of this Form 10-K:

– Report of Crowe LLP, Independent Registered Public Accounting Firm.

– Attestation Report of Crowe LLP, Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.

– Consolidated Statements of Financial Condition as of December 31, 2023 and 2022.

– Consolidated Statements of Income for Each of the Three Years in the Period Ended December 31, 2023.

– Consolidated Statements of Comprehensive Income (Loss) for Each of the Three Years in the Period Ended December 31, 2023.

– Consolidated Statements of Cash Flows for Each of the Three Years in the Period Ended December 31, 2023.

– Consolidated Statements of Changes in Stockholders' Equity for Each of the Three Years in the Period Ended December 31, 2023.

– Notes to the Consolidated Financial Statements.

(2) *Financial statement schedules.*

All financial schedules have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(b) Exhibits listed in the Exhibit Index below are filed herewith as part of this Annual Report on Form 10-K and are incorporated herein by reference.

Item 16. Form 10-K Summary

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Articles of Incorporation, incorporated by reference from Exhibit 3.1 of the Registration Statement on Form S-1/A, filed on October 20, 2011.
3.2	Amended and Restated By-Laws, incorporated by reference from Exhibit 3.2 of the Form 8-K, filed on March 31, 2020.
4.1	Description of First BanCorp. capital stock.
10.1*	First BanCorp Omnibus Incentive Plan, as amended, incorporated by reference from Exhibit 99.1 of the Form S-8, filed on June 21, 2016.
10.2*	Form of Restricted Stock Award Agreement
10.3*	Form of First BanCorp Long-Term Incentive Award Agreement, incorporated by reference from Exhibit 10.1 of the Form 10-Q for the quarter ended March 31, 2023, filed on May 10, 2023.
10.4*	Employment Agreement between First BanCorp and Aurelio Alemán, incorporated by reference from Exhibit 10.6- of the Form 10-K for the year ended December 31, 1998, filed on March 26, 1999.
10.5*	Amendment No. 1 to Employment Agreement between First BanCorp and Aurelio Alemán, incorporated by reference from Exhibit 10.2 of the Form 10-Q for the quarter ended March 31, 2009, filed on May 11, 2009.
10.6*	Amendment No. 2 to Employment Agreement between First BanCorp and Aurelio Alemán, incorporated by reference from Exhibit 10.6 of the Form 10-K for the year ended December 31, 2009, filed on March 2, 2010.
10.7*	Employment Agreement between First BanCorp and Orlando Berges, incorporated by reference from Exhibit 10.1 of the Form 10-Q for the quarter ended June 30, 2009, filed on August 11, 2009.
10.8*	Letter Agreement between First BanCorp. and Roberto R. Herencia, incorporated by reference from Exhibit 10.1 of the Form 8-K/A, filed on November 2, 2011.
10.9*	Offer Letter between First BanCorp and Juan Acosta Reboyras, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on September 3, 2014.
10.10*	Offer Letter between First BanCorp and Luz A. Crespo, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on February 9, 2015.
10.11*	Offer Letter between First BanCorp and John A. Heffern, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on November 1, 2017.
10.12*	Offer Letter between First BanCorp and Daniel E. Frye, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on August 31, 2018.
10.13*	Offer Letter between First BanCorp and Félix M. Villamil, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on November 5, 2020.
10.14*	Offer Letter between First BanCorp and Patricia M. Eaves, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on April 1, 2021.
10.15*	Form of Executive Employment Agreement executed by each executive officer, incorporated by reference from Exhibit 10.1 of the Form 10-Q for the quarter ended June 30, 2018, filed on August 9, 2018.
10.16*	Revised Non-Management and Non-Employee Directors of the Board of Directors Compensation Structure, incorporated by reference from Exhibit 10.1 of the Form 10-Q for the quarter ended September 30, 2022, filed on November 8, 2022.
18.1	Preferability letter from Crowe, LLP regarding a change in accounting method dated November 8, 2022, incorporated by reference form Exhibit 18 of the Form 10-Q for the quarter ended September 30, 2022, filed on November 8, 2022.
21.1	List of First BanCorp's subsidiaries
23.1	Consent of Crowe LLP
31.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	FirstBanCorp Compensation Clawback Policy
101.INS	Inline XBRL Instance Document, filed herewith. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document, filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document, filed herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document, filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document, filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document, filed herewith
104	The cover page of First BanCorp. Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL (included within the Exhibit 101 attachments)

---

*Management contract or compensatory plan or agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporation has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP.

By: <u>/s/ Aurelio Alemán</u>   Date: 2/28/2024
           Aurelio Alemán
           President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

<u>/s/ Aurelio Alemán</u>   Date: 2/28/2024
Aurelio Alemán
President, Chief Executive Officer and Director

<u>/s/ Orlando Berges</u>   Date: 2/28/2024
Orlando Berges, CPA
Executive Vice President and Chief Financial Officer

<u>/s/ Roberto R. Herencia</u>   Date: 2/28/2024
Roberto R. Herencia,
Director and Chairman of the Board

<u>/s/ Patricia M. Eaves</u>   Date: 2/28/2024
Patricia M. Eaves,
Director

<u>/s/ Luz A. Crespo</u>   Date: 2/28/2024
Luz A. Crespo,
Director

<u>/s/ Juan Acosta-Reboyras</u>   Date: 2/28/2024
Juan Acosta-Reboyras,
Director

<u>/s/ John A. Heffern</u>   Date: 2/28/2024
John A. Heffern,
Director

<u>/s/ Daniel E. Frye</u>   Date: 2/28/2024
Daniel E. Frye,
Director

<u>/s/ Tracey Dedrick</u>   Date: 2/28/2024
Tracey Dedrick,
Director

<u>/s/ Felix Villamil</u>   Date: 2/28/2024
Felix Villamil,
Director

<u>/s/ Said Ortiz</u>   Date: 2/28/2024
Said Ortiz, CPA
Senior Vice President and Chief Accounting Officer

EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

First BanCorp. (the "Corporation," "we," or "our") has authorized capital stock consisting of 2,000,000,000 shares of common stock, par value $0.10 per share (the "Common Stock") and 50,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). The Corporation has outstanding one class of Common Stock registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The following summary describes the rights of holders of our Common Stock as set forth in our Restated Articles of Incorporation (the "Articles of Incorporation"), and our Amended and Restated By-laws (the "By-laws"), each of which is filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. Holders of our Common Stock have the rights set forth in Puerto Rico law, except as otherwise provided in the Articles of Incorporation and the By-laws. The following summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation, the By-laws and the applicable provisions of the General Corporations Act of Puerto Rico.

Common Stock

Dividends

Holders of our Common Stock are entitled to receive dividends only if, when and as declared by our Board of Directors out of funds legally available for the payment of dividends, subject to certain restrictions imposed by applicable laws and the preferential dividend rights of any Preferred Stock then outstanding.

Ranking

The Common Stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding-up of the Corporation to all other securities and indebtedness of the Corporation.

Voting Rights

Holders of shares of our Common Stock are entitled to one vote per share on all matters voted on by our stockholders. There are no cumulative voting rights for the election of directors. Except as otherwise provided by the Articles of Incorporation and the By-laws, the vote required to take action is a majority of the votes of the stockholders represented in person or by proxy at a meeting of the Corporation's stockholders and entitled to vote.

Except as otherwise permitted by the Articles of Incorporation, the prior affirmative vote at a meeting of the Corporation's stockholders of: (a) the holders of not less than seventy-five (75%) of the outstanding Voting Shares (as defined in the Articles of Incorporation), voting separately as a class, and (b) an Independent Majority of Stockholders (as defined in the Articles of Incorporation), is required to approve a business combination, which includes, but is not limited to, the sale or purchase of all or substantially all of the Corporation's or any of its subsidiaries' assets or business, as well as transactions with any Affiliate or a Related Person (each as defined in the Articles of Incorporation).

At a meeting of the Corporation's stockholders called expressly for that purpose, directors may only be removed for cause by a vote of seventy-five (75%) of the shares then entitled to vote at an election of directors.

Other Rights and Preferences

The Common Stock has no redemption, preemption or sinking fund privileges. The shares of Common Stock are not convertible into other securities.

Advance Notice Requirements

Under the By-laws, if a stockholder of the Corporation seeks to propose a nominee for director for consideration at the annual meeting of stockholders, written notice must be received by the Corporate Secretary of the Corporation at least thirty (30) days prior to the date of the annual meeting of stockholders.

Preferred Stock

The Articles of Incorporation authorize the issuance of preferred stock, in one or more series, which may be issued by our Board of Directors without stockholder approval, and may contain such voting powers, liquidation, preferences, qualifications, and other rights thereof, as shall be expressed in resolution or resolutions of the Board of Directors.

EXHIBIT 10.2

FIRST BANCORP

RESTRICTED STOCK AWARD AGREEMENT

THIS AGREEMENT is entered into as of the ___ day of _____, and effective as of the ___ day of _____, ____ (the "Effective Date"), by and between First BanCorp (the "Corporation"), and _____ (the "Participant").

The Corporation, pursuant to its First BanCorp Omnibus Incentive Plan, as amended (the "Plan"), hereby grants the following stock award to the Participant, which award shall have the terms and conditions set forth in this Agreement:

1. *Definitions*

All capitalized terms used herein and not otherwise specifically defined herein shall have the meanings ascribed to such terms in the Plan.

2. *Award*

The Corporation, as of the Effective Date, hereby grants to the Participant a restricted stock award of _____ shares (the "Shares") of common stock, par value $0.10 per share, of the Corporation (the "Common Stock"), subject to the terms and conditions set forth herein and subject to the terms and conditions of the Plan which is incorporated herein by reference and made a part hereof for all purposes.

The restricted period shall commence upon the Effective Date and shall lapse with respect to the Shares on such date the vesting period of the Shares elapses.

3. *Vesting*

Subject to the terms and conditions of this Agreement, the Shares shall vest solely on the basis of the passage of time over a three-year period as follows: fifty percent (50%) of the Shares shall vest on the second anniversary date of the Effective Date of the award and the remaining fifty percent (50%) shall vest on the third anniversary date of the Effective Date of the award. Notwithstanding the foregoing, and subject to earlier vesting as provided in Section 7 hereof, Shares may vest more quickly in the event of death, Disability, Retirement, or a Change in Control or other specified permitted vesting events.

4. *Restriction on Transfer*

Until the Shares vest pursuant to Section 3 hereof, none of the Shares may be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered, and no attempt to transfer the Shares, whether voluntary or involuntary, by operation of law or otherwise, shall vest the transferee with any interest or right in or with respect to the Shares.

5. *Issuance and Custody*

(a) Shares of Common Stock shall be issued in book-entry form only and shall not be represented by a certificate and shall be registered in the name of the Participant. Each such book-entry shall bear the following legend:

> "THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS BOOK-ENTRY
> FORM ARE SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN RESTRICTED STOCK AWARD
> AGREEMENT EFFECTIVE AS OF _____, _____, AS AMENDED FROM TIME TO TIME, AND THE FIRST
> BANCORP OMNIBUS INCENTIVE PLAN, AS AMENDED. COPIES OF SUCH AGREEMENT AND PLAN
> MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF
> THIS BOOK-ENTRY FORM TO THE SECRETARY OF THE CORPORATION."

(b) Participant shall execute stock powers relating to the Shares and deliver the same to the Corporation. The Corporation shall use such stock powers only for the purpose of canceling any unvested Shares that are forfeited.

(c) Each book-entry form issued pursuant to Section 5(a) hereof, together with the stock powers relating to the Shares, shall be deposited by the Corporation with the Secretary of the Board of Directors (the "Secretary") of the Corporation or a custodian designated by the Secretary. Unless otherwise determined by the Committee, delivery of the Shares will be by book-entry credit to an account maintained by the registrar and transfer agent of the shares with the applicable restrictions on transferability imposed on such Shares by this Agreement.

(d) After any Shares vest pursuant to Section 3 hereof and there exists no restrictions on transfer pursuant to Section 4 hereof, the Corporation shall promptly cause issue a book-entry form evidencing such vested Shares, free of the legend provided in section 5(a) hereof, and shall be delivered to the Participant or the Participant's legal representatives, beneficiaries, or heirs.

6. *Distributions and Adjustments*

(a) If all or any portion of the Shares vest subsequent to any change in the number or character of Shares of Common Stock (through stock dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares of Common Stock or other securities of the Corporation, issuance of warrants or other rights to purchase Shares of Common Stock or other securities of the Corporation or other similar corporate transaction or event affecting the Shares such that an adjustment is determined by the Compensation and Benefit Committee of the Board of Directors (the "Committee") to be appropriate in order to prevent dilution or enlargement of the interest represented by the Shares), Participant shall then receive upon such vesting the number and type of securities or other consideration which he would have received if the Shares had vested prior to the event changing the number or character of outstanding Shares of Common Stock.

(b) Any additional Shares of Common Stock, any other securities of the Corporation and any other property (except for cash dividends) distributed with respect to the Shares prior to the date the Shares vest shall be subject to the same restrictions, terms, and conditions as the Shares.

(c) Any additional Shares of Common Stock, any securities, and any other property (except for cash dividends) distributed with respect to the Shares prior to the date such Shares vest shall be promptly deposited with the Secretary, or the custodian designated by the Secretary to be held in custody in accordance with Section 5(c) hereof.

(d) Shares shall have the rights to dividends or dividend equivalents, as applicable, during the Restriction Period. Such dividends or dividend equivalents will accrue during the Restriction Period, but not be paid until restrictions lapse.

(e) The Participant will have the right to vote the Shares.

7. *Forfeiture; Termination of Services; Change of Control*

(a) In the event of the death of the Participant while employed by the Corporation, Shares held by the Participant which have not vested, shall vest irrespective of whether the vesting period has been completed.

(b) In the event the Participant's employment is terminated by reason of Disability, Shares held by such participant which have not vested, shall vest irrespective of whether the vesting period has been completed.

(c) In the event the Participant's employment is terminated by the Corporation or any Affiliate for Cause, Shares held by the Participant which have not vested shall be forfeited and canceled upon such termination.

(d) Unless otherwise determined by the Committee, in the event the Participant's employment ends as a result of the Participant's resignation from the Corporation or an Affiliate, any Shares held by such Participant which has not vested, shall be forfeited and canceled upon such termination.

(e) In the event the Participant's employment is terminated by reason of Retirement, or who is voluntarily or involuntarily terminated within one year after a Change in Control, Shares held by the Participant shall vest irrespective of whether the vesting period has been completed.

(f) Based on particular circumstances evaluated by the Committee as they may relate to the termination of a Participant, the Board may, with the recommendation of the Committee, grant the full vesting of the Shares held by the Participant upon termination of employment.

(g) If awards are accelerated for reasons other than death, disability, retirement, or change in control, those discretionarily accelerated shares will be limited to 10% of the total number of shares authorized under Section 5(a) of the Plan.

8. *Taxes*

The Corporation is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of shares of Common Stock, or any payroll or other payment to a participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Corporation and participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive shares of Common Stock or other property and to make cash payments in respect thereof in satisfaction of a participant's withholding obligations, either on a mandatory or elective basis in the discretion of the Committee, or in satisfaction of other tax obligations if such withholding will not result in additional accounting expense to the Corporation. Notwithstanding other provisions of the Plan, only the minimum amount of shares of Common Stock deliverable in connection with an Award necessary to satisfy statutory withholding requirements will be withheld, unless withholding of any additional amount of shares of Common Stock will not result in additional accounting expense to the Corporation.

9. **Miscellaneous**

(a) This Agreement is issued pursuant to the Plan and is subject to its terms. Participant hereby acknowledges receipt of a copy of the Plan. The Plan is also available for inspection during business hours at the principal office of the Corporation.

(b) This Agreement shall not confer on the Participant any right with respect to continuance of employment of the Corporation or any of its subsidiaries.

(c) This Agreement shall be governed by and construed under the laws of the Commonwealth of Puerto Rico, without regard for conflicts of laws principles thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, and the corporate seal affixed, by its officers thereunto duly authorized, and the Participant has hereunto set his hand, all on the day and year first above written.

Corporate Seal

FIRST BANCORP   **PARTICIPANT**

By: _____   By: _____

EXHIBIT 21.1

FIRST BANCORP.

AS OF DECEMBER 31, 2023

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
FirstBank Puerto Rico	Puerto Rico
First Federal Finance Limited Liability Company (D/B/A Money Express)	Puerto Rico
FirstBank Overseas Corp.	Puerto Rico
First Management of Puerto Rico, LLC	Puerto Rico
FB Private Equity LLC	Puerto Rico
FirstBank Insurance Agency, LLC	Puerto Rico

EXHIBIT 23.1

<u>**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**</u>

The Board of Directors
First BanCorp.:

We consent to the incorporation by reference in Registration Statements on Form S-3 (No. 333-209516) and on Form S-8 (Nos. 333-212157, 333-181178, 333-155764, 333-106661, and 333-106656) of First BanCorp. of our report dated February 28, 2024 relating to the consolidated financial statements and effectiveness of internal control over financial reporting appearing in this Annual Report on Form 10-K of First BanCorp. for the year ended December 31, 2023.

/s/ Crowe, LLP
Fort Lauderdale, Florida
February 28, 2024

EXHIBIT 31.1

I, Aurelio Alemán, certify that:

1. I have reviewed this Form 10-K of First BanCorp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2024   By: /s/ Aurelio Alemán
                                                 Aurelio Alemán
                                                 President and Chief Executive Officer

1

EXHIBIT 31.2

I, Orlando Berges, certify that:

1.   I have reviewed this Form 10-K of First BanCorp.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2024

By: /s/ Orlando Berges
Orlando Berges
Executive Vice President and
Chief Financial Officer

1

EXHIBIT 32.1

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 Title 18,
United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of First BanCorp., a Puerto Rico corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-K for the year ended December 31, 2023 (the "Form l0-K") of the Company fully complies with the requirements of section l3(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2024

/s/ Aurelio Alemán
Name: Aurelio Alemán
Title: President and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 Title 18,
United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of First BanCorp., a Puerto Rico corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-K for the year ended December 31, 2023 (the "Form l0-K") of the Company fully complies with the requirements of section l3(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2024   /s/ Orlando Berges

                                        Name: Orlando Berges
                                        Title: Executive Vice President and Chief Financial Officer

EXHIBIT 97.1

**FIRSTBANCORP
COMPENSATION CLAWBACK POLICY**

Introduction

Purpose

The Compensation & Benefits Committee (the "Committee") of First BanCorp. (the "Corporation") believes that it is in the best interest of the Corporation to reinforce its compensation philosophy by adopting this Compensation Clawback Policy (the "Policy") for the adjustment or recovery of Incentive-Based Compensation awards to Executive Officers and other Covered Employees (each as defined below), In the event of a Restatement (as defined below). In this regard, the Board of Directors of the Corporation has adopted compensation recovery guidelines as set forth in this Policy. This Policy has been amended and adopted in compliance with Section 10D of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and Rule 10D-1 promulgated thereunder and Section 303A.14 of the New York Stock Exchange ("NYSE") Listing Standards Manual.

Applicability

This Policy is applicable to all Incentive-Based Compensation received by Executive Officers and Covered Employees of the Corporation, including its subsidiaries and affiliates, after the effective date of this Policy.

Definitions

TERM	DEFINITION
Covered Employee	Any recipient of Incentive-Based Compensation from the Corporation or a subsidiary who is not an Executive Officer.
Excess Compensation	Any amount of Incentive-Based Compensation (calculated on a pre-tax basis) received by an Executive Officer or Covered Employee that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts.
Executive Officer	The Corporation's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Corporation in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Corporation. Executive Officers of the Corporation or its subsidiaries are deemed Executive Officers of the Corporation if they perform such policy-making functions.

Financial Reporting Measure	A measure that is determined and presented in accordance with the accounting principles used in preparing the Corporation's financial statements (including "non-GAAP" financial measures, such as those appearing in earnings releases or MD&A), and any measure that is derived wholly or in part from such measure. Examples of Financial Reporting Measures include measures based on revenues, net income, operating income, financial ratios, EBITDA, liquidity measures, return measures (such as return on assets), and profitability of one or more segments. Stock price and total shareholder return are also Financial Reporting Measures.
Incentive-Based Compensation	Any compensation (whether in the form of cash or equity) granted, earned, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include (i) base salary; (ii) "sign-on" bonuses or other compensation granted solely due to the commencement of employment with the Corporation; (iii) compensation exclusively based on completion of a specific period of employment or service, without any performance condition; or (iv) compensation awarded based on subjective, non-financial, strategic, or operational measures that are not Financial Reporting Measures.
Received	Incentive-Based Compensation is deemed received in the issuer's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period. For example, (i) if the grant of an award is based, either wholly or in part, on satisfaction of a Financial Reporting Measure performance goal, the award would be deemed received in the fiscal period when that measure was satisfied; or (ii) if an equity award vests only upon satisfaction of a Financial Reporting Measure performance condition, the award would be deemed received in the fiscal period when it vests.
Restatement	An accounting restatement of the Corporation's financial statements due to material noncompliance with any financial reporting requirement under federal securities laws, regardless of whether misconduct was the cause for such restatement. Restatements include any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as "Big R" restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as "little r" restatements).

The following retrospective changes to the Corporation's financial statements are not considered a Restatement which would require application of this Policy, among others: (i) application of a change in accounting principle; (ii) revisions to reportable segment information due to a change in internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; and (v) revisions for stock splits, reverse stock splits, stock dividends or other changes in capital structure. |

References

- N/A

Policy

I.   Clawback Period

The Committee will reasonably promptly recover (unless the Committee determines impracticable to do so, after exercising a normal due process review of all the relevant facts and circumstances as explained below) Excess Compensation received during the three completed fiscal years preceding the date on which the Corporation is required to prepare a Restatement (the "Recovery Period"). The "date on which the Corporation is required to prepare a Restatement" is the earlier of the following: (1) the date upon which the Board of Directors of the Corporation (the "Board"), a committee of the Board, or the officer or officers of the Corporation authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that a Restatement is required; or (2) the date a court, regulator or other legally authorized body directs the Corporation to prepare a Restatement, in each case regardless of if or when the restated financial statements are filed.

The Committee may determine impracticable to reasonably promptly recover Excess Compensation after exercising a normal due process review of all relevant facts and circumstances to the extent that (i) the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount recovered (under these circumstances, the Corporation would document its reasonable attempts to recover the Incentive-Based Compensation and provide such documentation to the NYSE); (ii) recovery would violate home country law that was adopted prior to November 28, 2022 (under these circumstances, the Corporation would obtain an opinion of home country counsel and provide it to the NYSE); or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Corporation, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 411(a) and regulations thereunder.

II.   Repayment

This Policy applies to all Incentive-Based Compensation Received by (1) a person (i) after beginning services as an Executive Officer and (ii) if that person served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation and (2) any Covered Employee who the Committee determines was directly responsible for the Restatement or the Committee determined engaged in intentional fraud or gross misconduct. Any recoupment of compensation pursuant to this Policy will be in addition to any other remedies that may be available to the Corporation under applicable law, including termination of employment.

The Corporation will make all reasonable attempts to recover any amounts due under this Policy by way of direct payment from the Executive Officer or Covered Employee, if applicable, recovery over time, the reduction of future pay and/or awards, and/or any other method which will provide for recovery within a reasonable manner and without undue delay.

III.   Administration

This Policy will be enforced in accordance with Section 10D of the Exchange Act, and Rule 10D-1 promulgated thereunder and Paragraph 303A.14 of the Listing Standards Manual of the NYSE. The Committee shall be responsible for monitoring the application of this Policy, and has the sole authority to construe, interpret and implement this Policy and make any determinations necessary or advisable in administering this Policy. The Committee may modify, supplement, rescind or replace all or any portion of this Policy at any time in accordance with applicable law.

IV.   Other Policies and Laws

In the event of any conflict or inconsistency between this Policy and any other policies, plans, or other materials of the Corporation, this Policy shall govern. However, to the extent another policy, plan, or agreement calls for adjustment or recovery of an Incentive-Based Compensation award when this Policy would not require such adjustment or recovery, this Policy will not interfere with application of such other policy, plan, or agreement. The Corporation is prohibited from indemnifying any Executive Officer or Covered Employee against the loss of erroneously awarded compensation. This Policy will be amended as necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Corporation's securities are listed in. Notwithstanding anything to the contrary in this Policy, in no event shall the Committee seek any recoupment described in this Policy if, by doing so, the Corporation would be in violation of any applicable state law enacted on or before November 28, 2022.

V.   Disclosures

Appropriate disclosures and other filings with respect to this Policy will be made in accordance with SEC rules and applicable NYSE listing standards.

VI.   Acknowledgement by Executive Officers

The Committee, through the Board's Secretary Office, on an annual basis shall provide notice and seek acknowledgement of this Policy from each Executive Officer, provided that the failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy.

List of Exhibits

- N/A



1519 Ponce de Leon Ave., Stop 23
PO Box 9146
San Juan, PR 00908-0146